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06012048

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nestle

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1252 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 3/29/06



Good Food, Good Life

2005 Financial Statements

82-1252

Consolidated Financial Statements of the Nestlé Group
Annual Report of Nestlé S.A.

AR/S
12-31-05

Consolidated Financial Statements of the Nestlé Group

139th Annual Report of Nestlé S.A.

Consolidated income statement for the year ended 31 December 2005

In millions of CHF	Notes	2005	2004 [a]
Sales to customers	1	**91 075**	**84 690**
Cost of goods sold		(37 946)	(35 312)
Distribution expenses		(7 402)	(6 838)
Marketing and administration expenses		(32 508)	(30 347)
Research and development costs		(1 499)	(1 433)
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill	1	**11 720**	**10 760**
Net other income/(expenses)	2	(920)	(690)
Amortisation of goodwill		–	(1 583)
Profit before interest and taxes		**10 800**	**8 487**
Net financing cost	3	(574)	(669)
Profit before taxes		**10 226**	**7 818**
Taxes	5	(2 597)	(2 404)
Profit of consolidated companies before discontinued operations		**7 629**	**5 414**
Net profit/(loss) on discontinued operations	30	(7)	29
Profit of consolidated companies		**7 622**	**5 443**
Share of results of associates	6	896	1 588
Profit for the period		**8 518**	**7 031**
of which attributable to minority interests		523	410
of which attributable to the Group (Net profit)		7 995	6 621
As percentages of sales			
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		12.9%	12.7%
Profit for the period attributable to the Group (Net profit)		8.8%	7.8%
Earnings per share from continuing operations [b] (in CHF)			
Basic earnings per share	7	20.58	16.97
Fully diluted earnings per share	7	20.39	16.65

[a] Restated following first application of IFRS 2 Share-based Payment and the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe.
[b] Based on the profit for the period attributable to the Group adjusted for the net profit/(loss) on discontinued operations.

Consolidated balance sheet as at 31 December 2005

before appropriations

In millions of CHF	Notes		2005		2004
Assets					
Current assets					
Liquid assets	8				
Cash and cash equivalents		4 658		4 902	
Other liquid assets		12 735		10 380	
			17 393		15 282
Trade and other receivables	9		14 291		11 809
Assets held for sale	30		633		–
Inventories	10		8 162		7 025
Derivative assets	11		645		585
Prepayments and accrued income			641		584
Total current assets			**41 765**		**35 285**
Non-current assets					
Property, plant and equipment	12				
Gross value		44 976		41 045	
Accumulated depreciation and impairment		(26 142)		(23 993)	
			18 834		17 052
Investments in associates	13		7 073		4 091
Deferred tax assets [a]	23		1 697		1 469
Financial assets	14		2 513		2 410
Employee benefits assets	21		1 673		928
Goodwill	15		26 990		23 854
Intangible assets	16		2 852		2 028
Total non-current assets [a]			**61 632**		**51 832**
Total assets [a]			**103 397**		**87 117**

[a] 2004 comparatives restated following first application of IFRS 2 Share-based Payment

In millions of CHF	Notes		2005		2004
Liabilities and equity					
Current liabilities					
Trade and other payables [a]	17		11 117		9 074
Liabilities directly associated with					
assets held for sale	30		38		–
Financial liabilities	18		18 805		14 722
Tax liabilities			705		584
Derivative liabilities	19		922		856
Accruals and deferred income [a]			4 231		3 839
Total current liabilities [a]			**35 818**		**29 075**
Non-current liabilities					
Financial liabilities	20		8 153		10 731
Employee benefits liabilities [a]	21		3 794		3 234
Deferred tax liabilities	23		665		447
Other payables			185		327
Provisions	24		3 347		3 004
Total non-current liabilities [a]			**16 144**		**17 743**
Total liabilities			**51 962**		**46 818**
Equity					
Share capital	25		404		404
Share premium and reserves					
Share premium		5 926		5 926	
Reserve for treasury shares		2 616		2 619	
Translation reserve		(3 984)		(7 189)	
Retained earnings [a]		47 655		39 911	
			52 213		41 267
Treasury shares	26		(2 770)		(2 435)
Total equity attributable to the Group [a]			**49 847**		**39 236**
Minority interests [a]			1 588		1 063
Total equity [a]			**51 435**		**40 299**
Total liabilities and equity [a]			**103 397**		**87 117**

[a] 2004 comparatives restated following first application of IFRS 2 Share-based Payment

Consolidated cash flow statement for the year ended 31 December 2005

In millions of CHF	Notes	2005 [a]		2004 [a]	
Operating activities					
Profit of consolidated companies [b]		7 622		5 443	
Depreciation of property, plant and equipment	12	2 382		2 506	
Impairment of property, plant and equipment	12	360		130	
Amortisation of goodwill	15	—		1 599	
Impairment of goodwill	15	218		—	
Depreciation of intangible assets	16	346		278	
Impairment of intangible assets	16	30		—	
Increase/(decrease) in provisions and deferred taxes [b]		(448)		55	
Decrease/(increase) in working capital	27	(315)		227	
Other movements [b]		10		174	
Operating cash flow [c]			10 205		10 412
Investing activities					
Capital expenditure	12	(3 375)		(3 295)	
Expenditure on intangible assets	16	(758)		(736)	
Sale of property, plant and equipment		220		246	
Acquisitions	28	(995)		(633)	
Disposals	29	193		266	
Income from associates		259		201	
Other movements		(202)		(23)	
Cash flow from investing activities			(4 658)		(3 974)

[a] Cash flow statement information related to the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe is disclosed in Note 30.

[b] 2004 comparatives restated following first application of IFRS 2 Share-based Payment

[c] Taxes paid amount to CHF 2540 million (2004: CHF 2523 million). Net interest paid amounts to CHF 437 million (2004: CHF 578 million)

In millions of CHF	Notes		2005		2004
Financing activities					
Dividend for the previous year		(3 114)		(2 800)	
Purchase of treasury shares		(1 553)		(715)	
Sale of treasury shares and options [a]		1 295		573	
Movements with minority interests		5		(189)	
Bonds issued		1 617		558	
Bonds repaid [a]		(2 443)		(903)	
Increase in other non-current financial liabilities		279		162	
Decrease in other non-current financial liabilities		(207)		(845)	
Increase/(decrease) in current financial liabilities		(492)		(1 204)	
Decrease/(increase) in marketable securities and other liquid assets		(2 811)		(2 077)	
Decrease/(increase) in short-term investments		901		(487)	
Other movements		2		–	
Cash flow from financing activities			**(6 521)**		**(7 927)**
Translation differences on flows			336		(494)
Increase/(decrease) in cash and cash equivalents			**(638)**		**(1 983)**
Cash and cash equivalents retranslated at beginning of year					
Cash and cash equivalents at beginning of year		4 902		7 074	
Effects of exchange rate changes on opening balance		394		(189)	
			5 296		6 885
Cash and cash equivalents at end of year	8		**4 658**		**4 902**

[a] In 2005, 1 287 940 Nestlé S.A. shares were exchanged with Stock Warrants and Applicable Note Securities (SWANS) for USD 299 million.

Consolidated statement of changes in equity

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to the Group	Minority interests	Total equity
Equity as at 31 December 2003	**404**	**5 926**	**2 458**	**(5 630)**	**36 093** [a][b]	**(2 371)**	**36 880**	**943**	**37 823**
Gains and losses									
Profit for the period as published					6 717			422	
Restatement Share-based Payment [c]					(96)			(12)	
Profit for the period restated [c]					6 621		6 621	410	7 031
Currency retranslations				(1 559)			(1 559)	(70)	(1 629)
Taxes on equity items					(1)		(1)	(0)	(1)
Fair value adjustments on available-for-sale financial instruments									
– Unrealised results					114		114		114
– Recognition of realised results in the income statement					(13)		(13)		(13)
Fair value adjustments on cash flow hedges and on hedges of net investments in foreign operations									
– Recognised in hedging reserve					4		4		4
– Removed from hedging reserve					2		2		2
Recovery on disposal of goodwill charged to equity prior to 1 January 1995					17		17		17
Equity-settled share-based transactions cost [c]					113		113	18	131
Total gains and losses [c]				(1 559)	6 857		5 298	358	5 656

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to the Group	Minority interests	Total equity
Distributions to and transactions with shareholders									
Dividend for the previous year					(2 800)		(2 800)		(2 800)
Movement of treasury shares (net)			161		(161)	(142)	(142)		(142)
Result on options and treasury shares held for trading purposes					(78)	78	–		–
Total distributions to and transactions with shareholders			**161**		**(3 039)**	**(64)**	**(2 942)**		**(2 942)**
Movement with minority interests (net)								**(238)**	**(238)**
Equity restated as at 31 December 2004 [c]	**404**	**5 926**	**2 619**	**(7 189)**	**39 911** [a][b]	**(2 435)**	**39 236**	**1 063**	**40 299**

[a] In the event of a redemption of the Turbo Zero Equity-Link bond issue, part of the USD 123 million premium received in June 2001 on warrants issued would be repaid, i.e. up to USD 47 million in 2006. At 1 January 2005, the premium has been reclassified to current liabilities.
[b] Includes a negative Hedging Reserve of CHF 20 million (31 December 2003: negative CHF 32 million)
[c] Restated following first application of IFRS 2 Share-based Payment

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to the Group	Minority interests	Total equity
Equity restated as at 31 December 2004 (c)	**404**	**5 926**	**2 619**	**(7 189)**	**39 911 (a)(b)**	**(2 435)**	**39 236**	**1 063**	**40 299**
Premium on warrants issued (a)					(53)		(53)		(53)
Restatement of L'Oréal (d)					1 106		1 106		1 106
Equity restated as at 1 January 2005 (a)(c)(d)	**404**	**5 926**	**2 619**	**(7 189)**	**40 964 (b)**	**(2 435)**	**40 289**	**1 063**	**41 352**
Gains and losses									
Profit for the period					7 995		7 995	523	8 518
Currency retranslations				3 205			3 205	82	3 287
Taxes on equity items					(50)		(50)	(0)	(50)
Fair value adjustments on available-for-sale financial instruments									
– Unrealised results					107		107		107
– Recognition of realised results in the income statement					1		1		1
Fair value adjustments on cash flow hedges and on hedges of net investments in foreign operations									
– Recognised in hedging reserve					122		122		122
– Removed from hedging reserve					(6)		(6)		(6)
Changes in equity of associated companies (e)					1 024		1 024		1 024
Equity-settled share-based transactions cost					173		173	24	197
Total gains and losses				**3 205**	**9 366**		**12 571**	**629**	**13 200**

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to the Group	Minority interests	Total equity
Distributions to and transactions with shareholders									
Dividend for the previous year					(3 114)		(3 114)		(3 114)
Movement of treasury shares (net) [f]			(3)		3	103	103		103
Result on options and treasury shares held for trading purposes					438	(438)	–		–
Equity-settled share-based transactions settlement					(2)		(2)		(2)
Total distributions to and transactions with shareholders			(3)		(2 675)	(335)	(3 013)		(3 013)
Movement with minority interests (net)								(104)	(104)
Equity as at 31 December 2005	404	5 926	2 616	(3 984)	47 655 [b]	(2 770)	49 847	1 588	51 435

[a] In the event of a redemption of the Turbo Zero Equity-Link bond issue, part of the USD 123 million premium received in June 2001 on warrants issued would be repaid, i.e. up to USD 47 million in 2006. At 1 January 2005, the premium has been reclassified to current liabilities.
[b] Includes a Hedging Reserve of CHF 97 million (31 December 2004: negative CHF 20 million)
[c] Restated following first application of IFRS 2 Share-based Payment
[d] Restated following first time adoption of IFRS by L'Oréal in 2005
[e] Mainly resulting from fair value adjustment on available-for-sale financial instruments of L'Oréal
[f] 1 287 940 Nestlé S.A. shares were exchanged with Stock Warrants and Applicable Note Securities (SWANS) for USD 299 million.

Annex

Accounting policies

Accounting convention and accounting standards

The Consolidated Financial Statements comply with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

The accounts have been prepared on an accruals basis and under the historical cost convention, unless stated otherwise. All significant consolidated companies and associates have a 31 December accounting year-end.

The preparation of the Consolidated Financial Statements requires Group Management to exercise judgement and to make estimates and assumptions that affect the application of policies, reported amounts of revenues, expenses, assets and liabilities and disclosures. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Those areas affect mainly impairment of goodwill and employee benefits.

Scope of consolidation

The Consolidated Financial Statements comprise those of Nestlé S.A. and of its affiliated companies, including joint ventures, and associates (the Group). The list of the principal companies is provided in the section "Companies of the Nestlé Group".

Consolidated companies

Companies, in which the Group has a participation, usually a majority, and where it has the power to exercise control, are fully consolidated. This applies irrespective of the percentage of the participation in the share capital. Control refers to the power to govern the financial and operating policies of an affiliated company so as to obtain the benefits from its activities. Minority interests are shown as a component of equity in the balance sheet and the share of the profit attributable to minority interests is shown as a component of profit for the period in the income statement.

Proportionate consolidation is applied for companies over which the Group exercises joint control with partners. The individual assets, liabilities, income and expenses are consolidated in proportion to the Nestlé participation in their equity (usually 50%).

Newly acquired companies are consolidated from the effective date of acquisition, using the purchase method.

Associates

Companies where the Group has the power to exercise a significant influence but does not exercise control are accounted for by the equity method. The net assets and results are adjusted to comply with the Group's accounting policies.

Foreign currencies
The functional currency of the Group's entities is the currency of their primary economic environment.

In individual companies, transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at year-end rates. Any resulting exchange differences are taken to the income statement.

On consolidation, assets and liabilities of Group entities denominated in their functional currencies are translated into Swiss Francs, the Group's presentation currency, at year-end exchange rates. Income and expense items are translated into Swiss Francs at the annual average rate of exchange or at the rate on the date of the transaction for significant items.

Exchange differences on intra group loans qualified as net investment in a foreign operation are recorded in equity. The exchange results on loans that do not satisfy the aforementioned criteria are recorded in the income statement in "Net Financing Cost".

Differences arising from the retranslation of opening net assets of Group entities, together with differences arising from the restatement of the net results for the year of Group entities, from average or actual rates to year-end rates, are recognised against equity.

The balance sheet and net results of Group entities operating in hyperinflationary economies are restated for the changes in the general purchasing power of the local currency, using official indices at the balance sheet date, before translation into Swiss Francs at year-end rates.

Segmental information
Segmental information is based on two segment formats:

The primary segment format – by management responsibility and geographic area – represents the Group's management structure. The principal activity of the Group is the food business, which is managed through three geographic zones. Nestlé Waters, managed on a worldwide basis, is disclosed separately. The other activities encompass mainly pharmaceutical products as well as other food businesses, which are generally managed on a worldwide basis.

The secondary segment format – by product group – is divided into six product groups (segments).

Segment results represent the contribution of the different segments to central overheads, research and development costs and the profit of the Group. Specific corporate expenses as well as specific research and development costs are allocated to the corresponding segments.

Segment assets comprise property, plant and equipment, intangible assets, goodwill, trade and other receivables, assets held for sale, inventories as well as prepayments and accrued income.
Segment liabilities comprise trade and other payables, liabilities directly associated with assets held for sale as well as accruals and deferred income.
Eliminations represent inter-company balances between the different segments.

Segment assets and liabilities by management responsibilities and geographic area represent the situation at the end of the year. Segment assets by product group represent the annual average as this provides a better indication of the level of invested capital for management purposes.

Capital additions represent the total cost incurred to acquire property, plant and equipment, intangible assets and goodwill, including those arising from business combinations. Capital expenditure represents the investment in property, plant and equipment only.

Depreciation of segment assets includes depreciation of property, plant and equipment and intangible assets. Impairment of segment assets includes impairment related to property, plant and equipment, intangible assets and goodwill.

Unallocated items represent non specific items whose allocation to a segment would be arbitrary. They mainly comprise:

- *corporate expenses and assets/liabilities*
- research and development costs and assets/liabilities
- some goodwill and intangible assets
- capital additions related to administration and distribution assets for the secondary segment
- assets held for sale and liabilities directly associated with assets held for sale linked to a discontinued operation.

Valuation methods and definitions

Sales to customers

Sales to customers represent the sale of products and services rendered to third parties, net of general price reductions and sales taxes. Sales are recognised in the income statement at the moment when the significant risks and rewards of ownership of the goods have been transferred to the buyer, which is mainly upon shipment.

Net financing cost

This item includes the financial expense on borrowings from third parties as well as the financial income earned on funds invested outside the Group. Exchange differences on loans and borrowings and results on currency and interest hedging instruments that are recognised in the income statement are also presented in net financing cost.

Taxes

This heading includes current taxes on profit and other taxes such as taxes on capital. Also included are actual or potential withholding taxes on current and expected transfers of income from Group companies and tax adjustments relating to prior years. Income tax is recognised in the income statement, except to the extent that it relates to items directly taken to equity, in which case it is recognised against equity.

Deferred taxation is the tax attributable to the temporary differences that arise when taxation authorities recognise and measure assets and liabilities with rules that differ from those of the Consolidated Financial Statements.

Deferred taxes are calculated under the liability method at the rates of tax expected to prevail when the temporary differences reverse subject to such rates being substantially enacted at the balance sheet date. Any changes of the tax rates are recognised in the income statement unless related to items directly recognised against equity. Deferred tax liabilities are recognised on all taxable temporary differences excluding non-deductible goodwill. Deferred tax assets are recognised on all deductible temporary differences provided that it is probable that future taxable income will be available.

For share-based payments, a deferred tax asset is recognised against the income statement over the vesting period, provided that a future reduction of the tax expense is both probable and can be reliably estimated. The deferred tax asset for the future tax-deductible amount exceeding the total share-based payment cost is recognised against equity.

Current financial assets

Current financial assets include liquid assets, loans and receivables. Receivables are measured at cost less appropriate bad debt allowances.

Liquid assets encompass cash at bank and in hand, cash equivalents, current investments and marketable securities. Cash equivalents consist of bank deposits and fixed term investments whose maturities are three months or less from the date of acquisition. Current investments consist of bank deposits and fixed term investments whose maturities are more than three months from the date of acquisition.

Liquid assets classified as available-for-sale comprise fixed rate deposits and marketable securities such as commercial paper. They are stated at fair value with all unrealised gains and losses recognised against equity until the disposal of the investment when, at such time, gains and losses previously carried to equity are recognised in the income statement.

Liquid assets not classified as available-for-sale are marketable securities and other portfolios that are managed with the aim of delivering performance over agreed benchmarks and are therefore classified as trading. They are carried at fair value and all their gains and losses, realised and unrealised, are recognised in the income statement.

Financial assets that are acquired in market places that require the delivery within a time frame established by a convention are accounted for in accordance with the settlement date.

Fair value is determined on the basis of market prices at the balance sheet date for listed instruments and on the basis of discounted cash flow techniques based on market data for the other financial instruments.

Inventories

Raw materials and purchased finished goods are valued at purchase cost. Work in progress and manufactured finished goods are valued at production cost. Production cost includes direct production costs and an appropriate proportion of production overheads and factory depreciation.

Movements in raw material inventories and purchased finished goods are accounted for using the FIFO (first in, first out) method. The weighted average cost method is used for other inventories.

An allowance is established when the net realisable value of any inventory item is lower than the value calculated above.

Derivative financial instruments and hedging

Derivative financial instruments (derivatives) are mainly used to manage exposures to foreign exchange, interest rate and commodity price risks. Whilst some derivatives are also acquired with the aim of managing the return of marketable security portfolios, these derivatives are only acquired when there are underlying financial assets.

All derivatives are carried at fair value, being the market value for listed instruments or a valuation based on a mathematical model, such as option pricing models and discounted cash flow calculations for unlisted instruments. These models take into consideration assumptions based on market data.

Derivatives consist mainly of currency forwards, options and swaps, commodity futures and options, interest rate forwards, options and swaps, as well as interest rate and currency swaps.

Hedge accounting is applied to derivatives that are effective in offsetting the changes in fair value or cash flows of the hedged items. The effectiveness of such hedges is verified at regular intervals and at least on a quarterly basis.

Fair value hedges are derivatives that hedge the currency risk and/or the interest price risk. The changes in fair value of fair value hedges are recognised in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Cash flow hedges are derivatives that hedge the currency risks of anticipated future export sales, cash flow risks of anticipated future purchases of equipment, the currency and/or commodity risk of future purchases of raw materials as well as the cash flow risk from changes in interest rates. The effective part of the changes in fair value of cash flow hedges are recognised against equity, while any ineffective part is recognised immediately in the income statement. When the hedged item results in an asset or in a liability, the gains and losses previously recognised against equity are included in the measurement cost of the asset or of the liability. As a result of the short business cycle of the Group, the majority of the raw material future transactions outstanding at the balance sheet date are expected to occur in the next period. Otherwise the gains and losses previously recognised against equity are removed from equity and recognised in the income statement at the same time as the hedged transaction.

Hedges of net investments in a foreign operation are currency derivatives that hedge the translation exposure on the net investments in affiliated companies. The changes in fair value of such derivatives are recognised against equity until the net investments are sold or otherwise disposed of.

Trading derivatives are comprised of two categories. The first includes derivatives for which hedge accounting is not applied because they are either not designated as hedging instruments or not effective as hedging instruments. For example, certain foreign exchange derivatives that are used to reduce the currency exposure of financial assets or liabilities are not designated as hedging instruments. The second category relates to derivatives that are acquired with the aim of delivering performance over agreed benchmarks of marketable security portfolios. In all cases, derivatives are acquired in full compliance with the risk management policies of the Group.

Prepayments and accrued income

Prepayments and accrued income comprise payments made in advance relating to the following year, and income relating to the current year, which will not be received until after the balance sheet date.

Property, plant and equipment

Property, plant and equipment are shown in the balance sheet at their historical cost. Depreciation is provided on components that have homogenous useful lives by using the straight-line method so as to depreciate the initial cost down to the residual value over the estimated useful lives. The residual values are 30% on head offices, 20% on distribution centres for products stored at ambient temperature and nil for all other asset types.

The useful lives are as follows:

Buildings	20–35 years
Machinery and equipment	10–20 years
Tools, furniture, information technology and sundry equipment	3–8 years
Vehicles	5 years

Land is not depreciated.

Useful lives, components and residual amounts are reviewed annually. Such a review takes into consideration the nature of the assets, their intended use and the evolution of the technology.

Depreciation of property, plant and equipment is allocated to the appropriate headings of expenses by function in the income statement.

Financing costs incurred during the course of construction are expensed. Premiums capitalised for leasehold land or buildings are amortised over the length of the lease.

Leased assets

Assets acquired under finance leases are capitalised and depreciated in accordance with the Group's policy on property, plant and equipment unless the lease term is shorter. Land and building leases are recognised separately provided an allocation of the lease payments between these categories is reliable.

The associated obligations are included in financial liabilities.

Rentals payable under operating leases are charged to the income statement.

Non-current financial assets

Non-current financial assets, which have maturities over one year (except equity instruments), include notes receivable and other financial instruments such as investments in companies where the Group exercises neither management control nor a significant influence. Notes receivable bearing zero or below market interest rates are discounted to their present value using the rate at the date of inception. Most non-current financial assets are classified as available-for-sale and measured at fair value with unrealised gains and losses recognised against equity until the disposal of the financial asset when, at such time, gains and losses previously carried to equity are recognised in the income statement.

Fair value is determined on the basis of market prices at the balance sheet date for listed instruments and on the basis of discounted cash flow techniques based on market data for other financial instruments.

Notes receivable and other debt instruments, the re-sale of which is prohibited in accordance with the clauses of their agreements, are classified as held-to-maturity and recognised at amortised cost less impairment losses.

Impairment losses are recognised in the income statement where there is objective evidence of impairment. These losses are never reversed unless they refer to a debt instrument measured at fair value and classified as available-for-sale and the increase in fair value can objectively be related to an event occurring after the recognition of the impairment loss.

Business combinations and related goodwill

As from 1 January 1995, the excess of the cost of an acquisition over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired is capitalised. Previously these amounts had been written off through equity. As from 2005, upon disposal of businesses acquired prior to 1 January 1995, the goodwill previously recognised as a deduction from equity is not recognised in the income statement.

Goodwill arising on acquisitions for which the agreement date is on or after 31 March 2004 no longer includes any intangible assets acquired when these are separately identifiable and can be reliably measured.

Goodwill existing at 31 December 2004 is not amortised but tested for impairment at least annually and upon the occurrence of an indication of impairment. The impairment testing process is described in the appropriate section of these policies. Until 31 December 2004, goodwill arising on pre 31 March 2004 acquisitions was amortised on a straight-line basis over its anticipated useful life. The majority of goodwill was amortised over 20 years.

Goodwill is recorded in the functional currencies of the acquired operations.

All assets, liabilities and contingent liabilities acquired in a business combination are recognised at the acquisition date and measured at their fair value.

Intangible assets

This heading includes intangible assets that are acquired either separately or in a business combination when they are identifiable and can be reliably measured. Intangible assets are considered to be identifiable if they arise from contractual or other rights, or if they are separable i.e. they can be disposed of either individually or together with other assets. Intangible assets comprise indefinite life intangible assets and finite life intangible assets.

Indefinite life intangible assets are those for which there is no foreseeable limit to their useful economic life. They are not depreciated but tested for impairment annually or more frequently if an impairment indicator is triggered. They mainly comprise certain brands, trademarks and intellectual property rights. The assessment of the classification of intangible assets as indefinite is reviewed annually.

Finite life intangible assets are those where the useful life arises from contractual rights, other rights or from expected obsolescence. They are depreciated over the shorter of their contractual or useful economic lives. They comprise mainly management information systems, patents and rights to carry on an activity (i.e. exclusive rights to sell products or to perform a supply activity). Finite life intangible assets are depreciated on a straight-line basis assuming a zero residual value: management information systems over a period ranging from three to five years; and other finite life intangible assets over five to twenty years. The depreciation period and depreciation method are reviewed annually by taking into account the risk of obsolescence.

Depreciation of intangible assets is allocated to the appropriate headings of expenses by function in the income statement.

Internally generated intangible assets are capitalised, provided they generate future economic benefits and their costs are clearly identifiable.

Research and development

Research and development costs are charged to the income statement in the year in which they are incurred.

Development costs relating to new products are not capitalised because the future economic benefits can only be reliably determined once the products are in the market place.

Impairment of goodwill and indefinite life intangible assets

Goodwill and indefinite life intangible assets are tested for impairment at least annually and upon the occurrence of an indication of impairment.

The impairment tests are performed annually at the same time each year and at the cash generating unit (CGU) level. The Group defines its CGUs based on the way that it monitors and derives economic benefits from the acquired goodwill and intangibles. The impairment tests are performed by comparing the carrying value of the assets of these CGUs with their recoverable amount, based on their future projected cash flows discounted at an appropriate pre-tax rate of return. Usually, the cash flows correspond to estimates made by Group Management in financial plans and business strategies covering a period of five years. They are then projected to 50 years using a steady or declining growth rate given that the Group businesses are of a long-term nature. The Group assesses the uncertainty of these estimates by making sensitivity analyses. The discount rate reflects the current assessment of the time value of money and the risks specific to the CGUs (essentially country risk). The business risk is included in the determination of the cash flows. Both the cash flows and the discount rates exclude inflation.

Impairment of property, plant and equipment and finite life intangible assets
Consideration is given at each balance sheet date to determine whether there is any indication of impairment of the carrying amounts of the Group's property, plant and equipment and finite life intangible assets. If any indication exists, an asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value based on the average borrowing rate of the country where the assets are located, adjusted for risks specific to the asset.

Assets held for sale and discontinued operations
Non-current assets held for sale (and disposal groups) are presented separately in the current section of the balance sheet. Immediately before the initial classification of the assets (and disposal groups) as held for sale, the carrying amounts of the assets (or all the assets and liabilities in the disposal groups) are measured in accordance with their applicable accounting policy. Non-current assets held for sale (and disposal groups) are subsequently measured at the lower of their carrying amount and fair value less cost to sell. Non-current assets held for sale (and disposal groups) are no longer depreciated.

Upon occurrence of discontinued operations, the net profit/(loss) on discontinued operations is presented on the face of the Consolidated income statement. Comparative information is restated accordingly. Income statement and cash flow information related to discontinued operations are disclosed separately in the notes to the accounts.

Current and non-current liabilities
Current and non-current liabilities are stated at amortised cost with any difference between the cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

Current liabilities include current or renewable liabilities due within a maximum period of one year.

Provisions
These comprise liabilities of uncertain timing or amount that arise from restructuring, environmental, litigation and other risks. Provisions are recognised when there exists a legal or constructive obligation stemming from a past event and when the future cash outflows can be reliably estimated. Obligations arising from restructuring plans are recognised when detailed formal plans have been established and when there is a valid expectation that such plans will be carried out by either starting to implement them or announcing their main features. Obligations under litigations reflect Group Management's best estimate of the outcome based on the facts known at the balance sheet date.

Employee benefits
The liabilities of the Group arising from defined benefit obligations, and the related current service cost, are determined using the projected unit credit method. Valuations are carried out annually for the largest plans and on a regular basis for other plans. Actuarial advice is provided both by external consultants and by actuaries employed by the Group. The actuarial assumptions used to calculate the benefit obligations vary according to the economic conditions of the country in which the plan is located.

Such plans are either externally funded, with the assets of the schemes held separately from those of the Group in independently administered funds, or unfunded with the related liabilities carried on the balance sheet.

For the funded defined benefit plans, the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation is recognised as a liability or an asset in the balance sheet, taking into account any unrecognised actuarial gains or losses and any unrecognised past service cost. However, an excess of assets is recognised only to the extent that it represents a future economic benefit which is actually available to the Group, for example in the form of refunds from the plan or reductions in future contributions to the plan. When such an excess is not available or does not represent a future economic benefit, it is not recognised but is disclosed in the notes.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognised in the income statement, over the expected average remaining working lives of the employees, only to the extent that their net cumulative amount exceeds 10% of the greater of the present value of the obligation or of the fair value of plan assets at the end of the previous year. Unrecognised actuarial gains and losses are reflected on the balance sheet.

For defined benefit plans, the pension cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets and past service cost as well as actuarial gains or losses to the extent that they are recognised. The past service cost for the enhancement of pension benefits is accounted for when such benefits vest or become a constructive obligation.

Some benefits are also provided by defined contribution plans; contributions to such plans are charged to the income statement as incurred.

Share-based payment
The Group has equity-settled and cash-settled share-based payment transactions.

Equity-settled share-based payment transactions are recognised in the income statement with a corresponding increase in equity over the vesting period. They are fair valued at grant date and measured using the Black and Scholes model. The cost of equity-settled share-based payment transactions is adjusted annually by the expectations of vesting, for the forfeitures of the participants' rights that no longer satisfy the plan conditions, as well as for early vesting.

Liabilities arising from cash-settled share-based payment transactions are recognised in the income statement over the vesting period. They are fair valued at each reporting date and measured using the Black and Scholes model. The cost of cash-settled share-based payment transactions is adjusted for the forfeitures of the participants' rights that no longer satisfy the plan conditions, as well as for early vesting.

Accruals and deferred income
Accruals and deferred income comprise expenses relating to the current year, which will not be paid until after the balance sheet date and income received in advance, relating to the following year.

Dividends
In accordance with Swiss law and the Company's Articles of Association, dividends are treated as an appropriation of profit in the year in which they are ratified at the Annual General Meeting and subsequently paid.

Contingent assets and liabilities
Contingent assets and liabilities are possible rights and obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not fully within the control of the Group. They are disclosed in the notes to the accounts.

Events occurring after the balance sheet date
The values of assets and liabilities at the balance sheet date are adjusted if there is evidence that subsequent adjusting events warrant a modification of these values. These adjustments are made up to the date of approval of the Consolidated Financial Statements by the Board of Directors. Other non-adjusting events are disclosed in the notes to the accounts.

Changes in accounting policies and where applicable changes in accounting estimates
The Group has applied the following IFRSs and revised IASs as from 1 January 2005 onwards:

IFRS 2 – Share-based Payment
The charge for equity-settled share-based payments in the 2005 Consolidated income statement is CHF 197 million. The related deferred tax assets amount to CHF 33 million.

Comparative information has been restated for grants of share options (equity-settled) awarded after 7 November 2002 and not vested at 1 January 2005. The charge for equity-settled share-based payments in the 2004 Consolidated income statement is CHF 131 million. The related deferred tax assets amount to CHF 23 million.

Liabilities arising from cash-settled share-based payment transactions had already been charged through the income statement. At 31 December 2004, "Trade and other payables" and "Accruals and deferred income" included cash-settled share-based payments liabilities of CHF 33 million and CHF 9 million respectively. These amounts have been reclassified into "Employee benefits liabilities".

IFRS 3 – Business Combinations; and consequential amendments to IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets)
Intangible assets arising on acquisitions for which the agreement date is on or after 31 March 2004 are recognised separately from goodwill when they are separately identifiable and can be reliably measured. Intangible assets comprise indefinite life intangible assets and finite life intangible assets.

Goodwill and intangible assets with indefinite useful lives are no longer amortised or depreciated, but tested for impairment annually.

As per the transitional provisions of the aforementioned standards, comparative information has not been restated. Therefore the 2005 Consolidated income statement includes impairment of goodwill of CHF 218 million, whereas the 2004 Consolidated income statement includes goodwill amortisation of CHF 1583 million and no impairment of goodwill. As at 1 January 2005, the Group conducted a review of the intangible assets acquired before 31 March 2004 and has not identified any material intangible assets with indefinite useful lives.

Segmental information
As a consequence of the adoption of IFRS 3 and amendments to IAS 36 and IAS 38, goodwill and intangible assets with indefinite useful lives are now allocated to segments, as long as this allocation is not arbitrary. Comparative information has been restated accordingly.

IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations
IFRS 5 requires that non-current assets held for sale (and disposal groups) are presented separately in the current section of the balance sheet and measured at the lower of their carrying amount and fair value less cost to sell. Such assets shall be measured in accordance with their applicable accounting policy prior to their classification as held for sale and are no longer depreciated. The transitional provisions require a prospective application of this standard.

IAS 1 – Presentation of Financial Statements
The amendment to IAS 1 requires minority interests to be disclosed within equity. The presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity has been modified accordingly.

IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors
The amendment to IAS 8 requires that changes in accounting policies be applied in conformity with the transitional provisions of the standard or, failing that, that any change be applied retrospectively, unless it is impracticable to do so. In such a case the Group discloses the reasons for not applying a change retrospectively.

IAS 16 – Property, Plant and Equipment
Depreciation of property, plant and equipment is now provided on components that have homogenous useful lives. Furthermore residual values of 30% on head offices and of 20% on distribution centres for products stored at ambient temperature have now been taken into consideration. Other asset types have residual values of nil. Previously the Group considered all residual values to be nil.

The following useful lives have been modified in 2005:

Buildings	from 25–50 to 20–35 years
Machinery and equipment	from 10–15 to 10–20 years

The change in useful lives and the introduction of residual values do not result in material effects on the Consolidated Financial Statements. These changes have been applied prospectively as changes in accounting estimates.

IAS 21 – The Effects of Changes in Foreign Exchange Rates
Following the amendment made by the IASB on IAS 21, intra group loans of a permanent nature granted between two affiliates can be treated as a net investment in a foreign operation. This amendment has been immediately implemented in the 2005 Consolidated Financial Statements. Consequently, the Group has repealed its policy, implemented in June 2005 whereby intra group loans of a permanent nature would be treated as a net investment in a foreign operation only if they were granted by the parent and denominated in either the functional currency of the parent (CHF) or of the foreign operation.

IAS 39 – Financial Instruments: Recognition and Measurement and IAS 32 – Financial Instruments: Disclosure and Presentation
The Group has applied the new amendment "Cash Flow Hedge Accounting of Forecast Intragroup Transaction" on 1 January 2005, i.e. before the effective date of 1 January 2006. The change is not material.

The changes of the IAS 32 criteria for determining when a financial instrument is a liability or equity imply that a premium cashed on a bond issue with warrants is classified as a liability. As a result, the premium received in relation with the Turbo Zero Equity-Link bond issue has been reclassified as at 1 January 2005.

Changes in IFRS that may affect the Group after 31 December 2005

IFRIC 4 – Determining whether an Arrangement contains a Lease
This interpretation requires that when an entity enters into an agreement that does not take the legal form of a lease but conveys the right to use an asset, the entity shall separate the lease payments from the other payments under the agreement if the entity has the right to control the use of the underlying asset, subject to the contract, or take essentially all the output. Then the entity shall determine whether the lease component of the agreement is a financial or an operating lease in accordance with IAS 17.

The Group has entered into several outsourcing or take or pay agreements that qualify under IFRIC 4 and for 2005 has identified additional finance lease assets and obligations, estimated to be CHF 156 million and CHF 160 million respectively. The 2005 Consolidated income statement includes costs related to operating leases amounting to CHF 68 million with related minimum lease payments future values of CHF 196 million. Corresponding amounts will be adjusted as a result of the retrospective application of IFRIC 4 in 2006.

IAS 19 – Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures
The Group will disclose the experience adjustments arising on plan assets and liabilities.

Consequences from the European Union's IFRS endorsement and application of IFRS in Switzerland
As a Swiss company, which is no longer listed in the European Union, the Group is not affected by the EU decision requiring EU-listed companies to present their accounts in accordance with IFRS. However the Swiss Exchange Authority (SWX) requires listed companies on the main exchange segment to apply IFRS (or US GAAP) for periods beginning on or after 1 January 2005. Since the Group has reported under IFRS/IAS since 1989, it will continue to comply with all IFRSs/IASs.

Financial risk management and commodity price risk management

Financial risk management is an integral part of the way the Group is managed. The Board establishes the Group's financial policies and the Chief Executive Officer (CEO) establishes objectives in line with these policies. An Asset and Liability Management Committee (ALMC), under the supervision of the Chief Financial Officer (CFO), is then responsible for setting financial strategies, which are executed by the Centre Treasury, the Regional Treasury Centres and, in specific local circumstances, by the affiliated companies. The activities of the Centre Treasury and of the various Regional Treasury Centres are supervised by an independent Middle Office which verifies the compliance of the strategies proposed and/or operations executed within the approved guidelines and limits set by the ALMC. Approved Treasury Management Guidelines define and classify risks as well as determine, by category of transaction, specific approval, limit and monitoring procedures. In the course of its business, the Group is exposed to financial market risks, credit risk, settlement risk and liquidity risk. In accordance with the aforementioned policies, the Group only enters into derivative transactions relating to assets, liabilities or anticipated future transactions.

A similar process has been established for commodity price risk management.

Financial market risk is essentially caused by exposures to foreign currencies, interest rates and commodity prices. Foreign currency transaction risk arises because affiliated companies sometimes undertake transactions in foreign currencies such as the import of raw materials, the export of finished goods and the related borrowings. Translation exposure arises from the consolidation of the Group accounts into Swiss Francs and is not hedged. Interest rate risk comprises the interest price risk that results from borrowing at fixed rates and the interest cash flow risk that results from borrowing at variable rates. Commodity price risk arises from transactions on the world commodity markets for securing the supplies of green coffee, cocoa beans and other commodities necessary for the manufacture of some of the Group's products. These risks are mitigated by the use of derivative financial instruments (see valuation methods and definitions).

Credit risk arises because a counterparty may fail to perform its obligations. The Group is exposed to credit risk on financial instruments such as liquid assets, derivative assets and trade receivable portfolios. Credit risk is managed by investing liquid assets and acquiring derivatives with high credit quality financial institutions in accordance with the Group's Treasury Management Guidelines. The Group is not exposed to concentrations of credit risk on its liquid assets as these are spread over several institutions and sectors. Trade receivables are subject to credit limits, control and approval procedures in all the affiliated companies. Due to its large geographic base and number of customers, the Group is not exposed to material concentrations of credit risk on its trade receivables.

Settlement risk results from the fact that the Group may not receive financial instruments from its counterparties at the expected time. This risk is managed by monitoring counterparty activity and settlement limits.

Liquidity risk arises when a company encounters difficulties to meet commitments associated with financial instruments. Such risk may result from inadequate market depth or disruption or refinancing problems. This risk is managed by limiting exposures in instruments that may be affected by liquidity problems and by actively matching the funding horizon of debt with incoming cash flows. As a result of its strong credit rating, the Group does not expect any refinancing issues.

The Group has several benchmarks and approval requirements for borrowing and investing as well as for using derivatives. In general, affiliated companies may borrow in their respective local currency up to six months forward while Group Management approval is required for longer terms and for any indebtedness in foreign currency as well as for interest and foreign exchange derivatives on such positions. The affiliated companies may also hedge their foreign currency exposures up to six months forward mainly through the Regional Treasury Centres but they must obtain the approval of Group Management for longer maturities. The affiliated companies must repatriate all their excess liquidities to Group finance companies or require the approval of Group Management for the rare cases where they may have a justification to invest them locally. The ALMC reviews and decides the currency and interest rate framework of Nestlé's intragroup loans portfolio on a monthly basis.

With regard to commodity price exposures, Group Management defines the hedging policy for affiliated companies. This policy is sufficiently flexible to allow them to rapidly adjust their hedges following possible changes in their raw material needs.

Modification of the scope of consolidation

The scope of consolidation has been affected by the acquisitions and disposals made in 2005. The principal businesses are detailed below.

Fully consolidated
Newly included:
Wagner, Germany, frozen food, 49% [a] (January)

[a] The Group exercises control; further financial investments are subject to regulatory review.

1. Segmental information

By management responsibility and geographic area

In millions of CHF

2005

	Zone Europe [a]	Zone Americas	Zone Asia, Oceania and Africa	Nestlé Waters	Other activities [b]
Segment revenues and results					
Sales to customers	27 620	30 757	15 704	8 787	8 207
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill	3 259	4 708	2 628	709	2 109
Segment assets and liabilities					
Segment assets	15 322	19 784	8 703	8 468	5 988
Non segment assets					
Total assets					
of which goodwill and intangible assets	2 763	8 327	1 734	2 632	1 988
Segment liabilities	6 314	4 344	2 106	2 331	1 522
Non segment liabilities					
Total liabilities					
Other segment information					
Capital additions	1 896	1 165	771	686	854
of which Capital expenditure	849	943	593	601	295
Depreciation of segment assets	714	684	418	426	302
Impairment of segment assets	204	116	120	121	47
Restructuring costs	191	76	47	46	3

2004 [d]

	Zone Europe [a]	Zone Americas	Zone Asia, Oceania and Africa	Nestlé Waters	Other activities [b]
Segment revenues and results					
Sales to customers	26 484	27 776	14 673	8 039	7 718
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill	3 395	4 142	2 538	666	1 670
Segment assets and liabilities					
Segment assets	13 760	16 067	7 530	7 541	4 841
Non segment assets					
Total assets					
of which goodwill and intangible assets	1 870	7 155	1 504	2 547	1 371
Segment liabilities	5 778	3 198	1 795	1 942	1 282
Non segment liabilities					
Total liabilities					
Other segment information					
Capital additions	1 340	1 208	768	600	655
of which Capital expenditure	890	813	587	558	285
Depreciation of segment assets	695	678	406	434	273
Impairment of segment assets	30	29	14	57	–
Restructuring costs	325	28	17	126	10

[a] *2004 comparatives restated for the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe.*

[b] Mainly Pharmaceutical products and Joint Ventures managed on a worldwide basis. 2004 comparatives include Eismann.

[c] Refer to the Segmental information section of the Accounting policies for the definition of Unallocated items.

The analysis of sales by geographic area is stated by customer location. Inter-segment sales are not significant.

2005

Total segments	Unallocated items [c]	Inter-segment eliminations	Total	
				Segment revenues and results
91 075			91 075	Sales to customers
13 413	(1 693)		11 720	EBITA Earnings Before Interest, Taxes and Amortisation of goodwill
				Segment assets and liabilities
58 265	15 997	(1 859)	72 403	Segment assets
			30 994	Non segment assets
			103 397	Total assets
17 444	12 398		29 842	of which goodwill and intangible assets
16 617	628	(1 859)	15 386	Segment liabilities
			36 576	Non segment liabilities
			51 962	Total liabilities
				Other segment information
5 372	94		5 466	Capital additions
3 281	94		3 375	of which Capital expenditure
2 544	184		2 728	Depreciation of segment assets
608			608	Impairment of segment assets
363			363	Restructuring costs

2004 [d]

Total segments	Unallocated items [c]	Inter-segment eliminations	Total	
				Segment revenues and results
84 690			84 690	Sales to customers
12 411	(1 651)		10 760	EBITA Earnings Before Interest, Taxes and Amortisation of goodwill
				Segment assets and liabilities
49 739	14 114	(1 501)	62 352	Segment assets
			24 765	Non segment assets
			87 117	Total assets
14 447	11 435		25 882	of which goodwill and intangible assets
13 995	419	(1 501)	12 913	Segment liabilities
			33 905	Non segment liabilities
			46 818	Total liabilities
				Other segment information
4 571	162		4 733	Capital additions
3 133	162		3 295	of which Capital expenditure
2 486	298		2 784	Depreciation of segment assets
130			130	Impairment of segment assets
506			506	Restructuring costs

[d] Restated following first application of IFRS 2 Share-based Payment. As a consequence of the changes made in accounting policies, goodwill and intangible assets with indefinite useful lives are allocated to segments.

By product group

In millions of CHF

2005

	Beverages	Milk products, Nutrition and Ice cream [a]	Prepared dishes and cooking aids	Chocolate, confectionery and biscuits	PetCare
Segment revenues and results					
Sales to customers	23 842	23 235	16 673	10 794	10 569
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill	4 112	2 609	2 132	1 215	1 515
Segment assets					
Segment assets	15 071	15 482	9 366	5 710	14 997
of which goodwill and intangible assets	2 855	5 221	3 616	540	11 215
Other segment information					
Capital additions	795	746	989	194	274
of which Capital expenditure	752	689	261	194	274
Impairment of segment assets	183	226	40	96	22
Restructuring costs	145	93	27	60	24

2004 [c]

	Beverages	Milk products, Nutrition and Ice cream [a]	Prepared dishes and cooking aids	Chocolate, confectionery and biscuits	PetCare
Segment revenues and results					
Sales to customers	21 793	21 503	15 878	10 258	9 934
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill	3 852	2 593	1 916	1 148	1 443
Segment assets					
Segment assets	14 198	14 512	8 600	5 456	14 009
of which goodwill and intangible assets	2 746	4 631	2 895	423	10 518
Other segment information					
Capital additions	839	864	264	201	276
of which Capital expenditure	806	541	250	201	276
Impairment of segment assets	59	13	12	22	3
Restructuring costs	186	80	43	152	41

[a] 2004 comparatives restated for the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe.

[b] Refer to the Segmental information section of the Accounting policies for the definition of Unallocated items.

[c] Restated following first application of IFRS 2 Share-based Payment. As a consequence of the changes made in accounting policies, goodwill and intangible assets with indefinite useful lives are allocated to segments.

Pharmaceutical products	Total segments	Unallocated items (b)	Total	
				2005
				Segment revenues and results
5 962	91 075		91 075	Sales to customers
1 830	13 413	(1 693)	11 720	EBITA Earnings Before Interest, Taxes and Amortisation of goodwill
				Segment assets
4 538	65 164			Segment assets
1 675	25 122			of which goodwill and intangible assets
				Other segment information
653	3 651	1 815	5 466	Capital additions
97	2 267	1 108	3 375	of which Capital expenditure
41	608		608	Impairment of segment assets
14	363		363	Restructuring costs
				2004 (c)
				Segment revenues and results
5 324	84 690		84 690	Sales to customers
1 459	12 411	(1 651)	10 760	EBITA Earnings Before Interest, Taxes and Amortisation of goodwill
				Segment assets
4 093	60 868			Segment assets
1 385	22 598			of which goodwill and intangible assets
				Other segment information
435	2 879	1 854	4 733	Capital additions
69	2 143	1 152	3 295	of which Capital expenditure
–	109	21	130	Impairment of segment assets
3	505	1	506	Restructuring costs

2. Net other income/(expenses)

In millions of CHF	2005	2004 [a]
Other expenses		
Loss on disposal of property, plant and equipment	(4)	(18)
Loss on disposal of activities	(91)	(37)
Restructuring costs [b]	(363)	(506)
Impairment of property, plant and equipment	(360)	(130)
Impairment of goodwill	(218)	–
Impairment of intangible assets	(30)	–
Other [c]	(454)	(358)
	(1 520)	**(1 049)**
Other income		
Profit on disposal of property, plant and equipment	77	89
Profit on disposal of activities [d]	303	145
Other	220	125
	600	359
Net other income/(expenses)	**(920)**	**(690)**

[a] Restated for the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe.
[b] Refer to Note 24
[c] A patent infringement lawsuit was filed against Alcon in the United States by Advanced Medical Optics, Inc. (AMO). The court ruled in favour of AMO and set damages at USD 213.9 million and also awarded pre-judgement interest and reasonable attorney fees and costs bringing the total to approximately USD 240 million. Alcon is appealing the decision and believes it has multiple legal and factual grounds to support its appeal. Alcon has also filed a motion for a new trial. The Group considers it would be seriously prejudicial to make further disclosures in relation to this matter. A best estimate of any provision required has been made.
[d] Mainly resulting from the exercise of stock options by Alcon employees and related dilution on issuance of new shares.

Impairment of property, plant and equipment

Impairment of property, plant and equipment result mainly from the Group's industrial reorganisation. In 2005, the impairments arise mainly from the plans to optimise industrial manufacturing capacities by closing or selling inefficient production facilities all over the world.

Impairment of goodwill

Impairment of goodwill in 2005 is essentially due to numerous goodwill items which are individually insignificant.

3. Net financing cost

In millions of CHF	2005	2004
Financial income	606	421
Financial expense	(1 180)	(1 090)
	(574)	**(669)**

Interest income includes CHF 205 million (2004: CHF 105 million) of gains arising on marketable security portfolios classified as trading, and CHF 28 million (2004: CHF 32 million) of gains arising on derivatives acquired within the Group's risk management policies but for which hedge accounting is not applied.

4. Expenses by nature

The following items are allocated to the appropriate headings of expenses by function in the income statement:

In millions of CHF	2005	2004
Depreciation of property, plant and equipment	2 382	2 506
Salaries and welfare expenses [a]	14 428	13 909
Operating lease charges	540	508
Exchange differences	(45)	38

[a] 2004 comparatives restated following first application of IFRS 2 Share-based Payment.

5. Taxes

In millions of CHF	2005	2004 [a]
Components of tax expense		
Current tax	2 473	2 220
Deferred tax	113	(58)
Transfers (from)/to unrecognised tax assets	(179)	34
Changes in deferred tax rates	8	–
Prior years' tax	(119)	(115)
Taxes on equity items	(50)	(1)
Other tax [b]	351	324
	2 597	**2 404**
Deferred tax by types		
Property, plant and equipment	(86)	97
Goodwill and intangible assets	304	34
Employee benefits	61	(72)
Inventories, receivables, payables and provisions	(23)	125
Unused tax losses and tax credits	(50)	(240)
Other	(93)	(2)
	113	**(58)**
Reconciliation of tax expense		
Tax at the theoretical domestic rates applicable to profits of taxable entities in the countries concerned	2 889	2 234
Tax effect of non-deductible amortisation and impairment of goodwill	41	432
Tax effect of non-deductible or non-taxable items	(391)	(552)
Transfers (from)/to unrecognised tax assets	(179)	34
Difference in tax rates	5	47
Other tax [b]	232	209
	2 597	**2 404**

[a] Restated following first application of IFRS 2 Share-based Payment and the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe.
[b] Includes withholding tax levied on transfers of income

6. Share of results of associates

In millions of CHF	2005	2004
Share of profit before taxes	1 071	2 061
Less share of taxes	(175)	(473)
Share of profit after taxes [a]	**896**	**1 588**

[a] 2004 includes a substantial exceptional gain resulting from the deconsolidation by L'Oréal of its associated company investment in Sanofi-Synthelabo, on its acquisition of Aventis to create Sanofi-Aventis.

7. Earnings per share from continuing operations

	2005	2004 [a]
Basic earnings per share in CHF	20.58	16.97
Net profit from continuing operations [b] (in millions of CHF)	8 002	6 592
Weighted average number of shares outstanding	388 812 564	388 449 957
Fully diluted earnings per share in CHF	20.39	16.65
Theoretical net profit from continuing operations [b]		
assuming the exercise of all outstanding options		
and sale of all treasury shares [c] (in millions of CHF)	8 155	6 717
Number of shares [c]	399 860 700	403 520 000

[a] Restated following first application of IFRS 2 Share-based Payment
[b] Profit for the period attributable to the Group adjusted for the net profit/(loss) on discontinued operations
[c] Net of the Nestlé S.A. shares held in connection with the Share Buy-Back Programme

8. Liquid assets

In millions of CHF	2005	2004
Cash and cash equivalents		
Cash at bank and in hand	1 952	1 534
Cash equivalents	2 706	3 368
	4 658	**4 902**
Other liquid assets		
Current investments	249	1 117
Marketable securities	12 486	9 263
	12 735	**10 380**
Liquid assets	**17 393**	**15 282**

Marketable securities include mainly money market and fixed income instruments.

Liquid assets are denominated in the following currencies:

In millions of CHF	2005	2004
USD	8 805	6 121
CHF	4 145	3 771
EUR	2 975	3 548
GBP	645	644
Other	823	1 198
	17 393	**15 282**

Average interest rates are as follows:

	2005	2004
on USD	4.2%	2.5%
on CHF	1.1%	0.6%
on EUR	3.1%	3.1%
on GBP	4.8%	4.6%

Liquid assets have maturities of less than one year or can be converted into cash at short notice.

Liquid assets are classified as follows:

In millions of CHF	2005	2004
Available-for-sale	12 611	11 438
Trading	4 782	3 844
	17 393	**15 282**

9. Trade and other receivables

In millions of CHF	2005	2004
Trade receivables	11 461	9 587
Other receivables	2 830	2 222
	14 291	**11 809**
After deduction of allowances for doubtful receivables of	491	436

10. Inventories

In millions of CHF	2005	2004
Raw materials, work in progress and sundry supplies	3 187	2 719
Finished goods	5 193	4 474
Allowance for write-off at net realisable value	(218)	(168)
	8 162	**7 025**

Inventories amounting to CHF 112 million (2004: CHF 92 million) are pledged as security for financial liabilities.

11. Derivative assets

In millions of CHF	2005		2004	
	Fair values	Contractual or notional amounts	Fair values	Contractual or notional amounts
Fair value hedges				
Currency forwards, futures and swaps	13	625	52	735
Interest rate forwards, futures and swaps	70	2 619	100	1 977
Interest rate and currency swaps	81	1 118	164	908
Cash flow hedges				
Currency forwards, futures and swaps	27	1 434	18	510
Currency options	1	36	2	59
Interest rate forwards, futures and swaps	57	3 617	5	861
Commodity futures	98	773	89	540
Commodity options	31	58	6	63
Hedges of net investments				
in foreign operations	28	1 956	53	1 405
Trading				
Currency derivatives	5	406	2	142
Interest rate derivatives	231	4 442	87	2 740
Commodity derivatives	3	53	7	53
	645	**17 137**	**585**	**9 993**

Some derivatives, while complying with the Group's financial risk management policies of managing the risks of the volatility of the financial markets, do not qualify for applying hedge accounting treatments and are therefore classified as trading.

Derivative assets related to foreign exchange risks are denominated in the following currencies:

In millions of CHF	Currencies purchased forward:						
	JPY	USD	EUR	CHF	Other	**2005**	2004
Currencies sold forward:							
BRL	16	5	–	–	–	**21**	32
JPY	–	13	–	–	1	**14**	6
USD	–	–	–	2	8	**10**	51
EUR	–	6	–	2	–	**8**	23
CHF	–	3	–	–	1	**4**	–
Other	–	17	–	–	–	**17**	14
2005	**16**	**44**	**–**	**4**	**10**	**74**	
2004	1	38	18	41	28		126

Other derivative assets, mainly related to interest rate or commodity price risks, are denominated in the following currencies:

In millions of CHF	2005	2004
EUR	149	232
USD	129	75
GBP	16	–
JPY	12	3
Other	265	149
	571	**459**

Derivative assets related to cash flow hedges have the following maturities:

In millions of CHF	2005	2004
Within one year	158	116
In the second year	–	1
In the third to the fifth year inclusive	52	3
After the fifth year	4	–
	214	**120**

The underlying hedged items have the same maturities.

Other derivative assets have the following maturities:

In millions of CHF	2005	2004
Within one year	72	138
In the second year	103	9
In the third to the fifth year inclusive	234	315
After the fifth year	22	3
	431	**465**

12. Property, plant and equipment

In millions of CHF					2005	2004
	Land and buildings	Machinery and equipment	Tools, furniture and other equipment	Vehicles	Total	Total
Gross value						
At 1 January	11 623	22 555	6 152	715	**41 045**	41 778
Currency retranslation and inflation adjustments	923	2 016	520	73	3 532	(1 423)
Capital expenditure	720	1 747	783	125	3 375	3 295
Disposals	(226)	(1 085)	(333)	(40)	(1 684)	(2 038)
Reclassified as held for sale	(269)	(745)	(48)	(2)	(1 064)	—
Modification of the scope of consolidation	(81)	(153)	3	3	(228)	(567)
At 31 December	**12 690**	**24 335**	**7 077**	**874**	**44 976**	**41 045**
Accumulated depreciation and impairments						
At 1 January	(4 774)	(14 396)	(4 414)	(409)	**(23 993)**	(24 339)
Currency retranslation and inflation adjustments	(316)	(1 167)	(368)	(41)	(1 892)	698
Depreciation	(368)	(1 154)	(757)	(103)	(2 382)	(2 506)
Impairments	(78)	(257)	(24)	(1)	(360)	(130)
Disposals	210	806	364	73	1 453	1 814
Reclassified as held for sale	172	587	40	2	801	—
Modification of the scope of consolidation	56	174	3	(2)	231	470
At 31 December	**(5 098)**	**(15 407)**	**(5 156)**	**(481)**	**(26 142)**	**(23 993)**
Net at 31 December	**7 592**	**8 928**	**1 921**	**393**	**18 834**	**17 052**

At 31 December 2005, property, plant and equipment include CHF 492 million (2004: CHF 492 million) of assets under construction. Net property, plant and equipment held under finance leases at 31 December 2005 amount to CHF 395 million (2004: CHF 358 million). Net property, plant and equipment of CHF 132 million (2004: CHF 112 million) are pledged as security for financial liabilities. Fire risks, reasonably estimated, are insured in accordance with domestic requirements.

13. Investments in associates

This item primarily includes the Group's 28.8% [a] participation in the equity of L'Oréal, Paris for CHF 6971 million (2004: CHF 4011 million). Its market value at 31 December 2005 amounts to CHF 17 476 million (2004: CHF 15 342 million).

[a] Considering own shares held by L'Oréal in relation to the employee stock option plans and the share buy-back programmes.

14. Non-current financial assets

In millions of CHF	2005	2004
Available-for-sale	2 370	1 938
Loans and receivables	143	183
Held-to-maturity	–	289
	2 513	2 410

Non-current financial assets are denominated in the following currencies:

In millions of CHF	2005	2004
USD	1 333	1 015
CHF	812	988
EUR	207	257
Other	161	150
	2 513	2 410

Non-current financial assets have the following maturities:

In millions of CHF	2005	2004
In the second year	185	296
In the third to the fifth year inclusive	196	136
After the fifth year	1 253	1 274
Equity instruments	879	704
	2 513	2 410

15. Goodwill

In millions of CHF	2005	2004
Gross value [a]		
At 1 January	25 047	27 956
Currency retranslations	2 773	(1 751)
Goodwill from acquisitions [b]	930	476
Disposals	(8)	(35)
Reclassified as held for sale	(264)	—
Amortisation	—	(1 599)
At 31 December	**28 478**	**25 047**
Accumulated impairments		
At 1 January	(1 193)	(1 211)
Currency retranslations	(77)	18
Impairments	(218)	—
At 31 December	**(1 488)**	**(1 193)**
Net at 31 December	**26 990**	**23 854**

[a] In accordance with IFRS 3 Business Combinations, gross value includes prior years' accumulated amortisation.
[b] Of which CHF 473 million resulting from Alcon's acquisition of own shares to satisfy obligations under the stock option plan of Alcon employees.

Goodwill impairment reviews have been conducted for more than 200 goodwill items allocated to some 50 cash generating units (CGUs).

Detailed results of the impairment tests are presented below for the three main goodwill items, representing more than 65% of the net book value at 31 December 2005. For the purpose of the tests, they have been allocated to the following CGUs: PetCare, Hand Held Foods Group USA and Ice Cream USA.

PetCare
Goodwill related to the 2001 acquisition of Ralston Purina has been allocated for the impairment test to the CGU of the product category PetCare on a worldwide basis. The carrying amounts of all goodwill items allocated to this CGU are expressed in various currencies for an equivalent of CHF 11 810 million as at 31 December 2005.

The recoverable amount of the CGU is higher than its carrying amount. The recoverable amount has been determined based upon a value-in-use calculation. Deflated cash flow projections covering the next 50 years, discounted at 4%, were used in this calculation. The cash flows for the first 5 years were based upon financial plans approved by Group Management; years 5 to 10 were based upon Group Management's best expectations. Cash flows were assumed to be flat for years 11 to 50, although Group Management expects continuing growth.

Main assumptions, based on past experiences and current initiatives, were the following:
- Sales: average growth of 4% for North America, between 2 and 3% for Europe;
- EBITA margin evolution: stable for North America, with a slight increase for Europe, consistent with sales growth and portfolio rationalisation.

Assumptions used in the calculation are consistent with the expected long-term average growth rate of the PetCare business in the regions concerned.

The key sensitivity for the impairment test is the growth in sales and EBITA margin. Assuming a 0% growth in the cash flow projections would not result in the carrying amount exceeding the recoverable amount.

An increase of 1% in the discount rate assumption would not change the conclusions of the impairment test.

Hand Held Foods Group USA
Goodwill related to the 2002 acquisition of Chef America has been allocated for the impairment test to the Hand Held Foods Group USA CGU. The carrying amounts of all goodwill items allocated to this CGU are expressed in USD for an equivalent of CHF 2880 million as at 31 December 2005.

The recoverable amount of the CGU is higher than its carrying amount. The recoverable amount has been determined based upon a value-in-use calculation. Deflated cash flow projections covering the next 50 years, discounted at 4%, were used in this calculation. The cash flows for the first 5 years were based upon financial plans approved by Group Management; years 5 to 10 were based upon Group Management's best expectations. Cash flows were assumed to be flat for years 11 to 50, although Group Management expects continuing growth.

Main assumptions, based on past experiences and current initiatives, were the following:
- Sales: average growth of 6.5% over the first 10-year period;
- EBITA margin evolution: steadily improving margin over the period, representing an average increase of EBITA of around 10% per year, which is consistent with strong sales growth and enhanced cost management and efficiency.

The key sensitivity for the impairment test is the growth in sales and EBITA margin. Assuming 0% sales growth from 2010 and 0% improvement in EBITA margin over the entire period would not result in the carrying amount exceeding the recoverable amount.

An increase of 1% in the discount rate assumption would not change the conclusions of the impairment test.

Ice Cream USA
Goodwill related to the Group's ice cream businesses in the USA (Nestlé Ice Cream Company and Dreyer's) has been allocated for the impairment test to the Ice Cream USA CGU. The carrying amounts of all goodwill items allocated to this CGU are expressed in USD for an equivalent of CHF 3839 million as at 31 December 2005.

The recoverable amount of the CGU is higher than its carrying amount. The recoverable amount has been determined based upon a value-in-use calculation. Deflated cash flow projections covering the next 50 years, discounted at 4%, were used in this calculation. The cash flows for the first 5 years were based upon financial plans approved by Group Management; years 5 to 10 were based upon Group Management's best expectations. Cash flows were assumed to be flat for years 11 to 50, although Group Management expects continuing growth.

Main assumptions, based on past experiences and current initiatives, were the following:
- Sales: average growth of 8.5% over the first 10-year period;
- EBITA margin evolution: steadily improving margin over the period, in a range of 50–90 basis points per year, which is consistent with strong sales growth and enhanced cost management and efficiency.

The key sensitivity for the impairment test is the growth in sales and the EBITA evolution. Limiting growth to only 6% until 2014 and 0% thereafter would not result in the carrying amount exceeding the recoverable amount. Reaching 80% of the expectations in terms of EBITA evolution would not result in the carrying amount exceeding the recoverable amount.

An increase of 1% in the discount rate assumption would not change the conclusions of the impairment test.

16. Intangible assets

In millions of CHF				2005	2004
	Brands and intellectual property rights	Operating rights and others	Management information systems	Total	Total
Gross value					
At 1 January	480	592	2 146	**3 218**	2 640
of which indefinite useful life	141	–	–	**141**	–
Currency retranslations	20	67	170	**257**	(97)
Expenditures	21	67	670	**758**	736
Disposals	2	(12)	(17)	**(27)**	(194)
Reclassified as held for sale	–	(4)	(39)	**(43)**	–
Modification of the scope of consolidation	318	(2)	2	**318**	133
At 31 December	**841**	**708**	**2 932**	**4 481**	**3 218**
of which indefinite useful life	468	–	–	**468**	141
Accumulated depreciation and impairments					
At 1 January	(147)	(388)	(655)	**(1 190)**	(1 065)
Currency retranslations	(4)	(39)	(48)	**(91)**	46
Depreciation	(21)	(65)	(260)	**(346)**	(278)
Impairments	(30)	–	–	**(30)**	–
Disposals	–	8	13	**21**	94
Reclassified as held for sale	–	4	3	**7**	–
Modification of the scope of consolidation	–	2	(2)	**–**	13
At 31 December	**(202)**	**(478)**	**(949)**	**(1 629)**	**(1 190)**
Net at 31 December	**639**	**230**	**1 983**	**2 852**	**2 028**

Internally generated intangible assets consist mainly of management information systems.

17. Trade and other payables

In millions of CHF	2005	2004 [a]
Trade payables	7 841	6 370
Other payables	3 276	2 704
	11 117	**9 074**

[a] Restated following first application of IFRS 2 Share-based Payment

18. Current financial liabilities

In millions of CHF	2005	2004
Commercial paper	10 048	9 738
Line of credit facilities	1 200	958
Other current financial liabilities	1 651	1 344
	12 899	**12 040**
Current portion of non-current financial liabilities [a]	5 906	2 682
	18 805	**14 722**

[a] Including CHF 3441 million related to the Dreyer's acquisition. Put and call options were exchanged between Dreyer's Grand Ice Cream Holdings, Inc. (Dreyer's) and the remaining holders of Dreyer's Class A Callable Puttable Common Stock. These options gave the remaining stockholders the right to sell, and gave Dreyer's the right to buy, the remaining outstanding shares at certain dates and for certain amounts. Although the first put period extended from 1 December 2005 until 13 January 2006, payments relating to these puts occurred on 17 January 2006.

The fair values of current financial liabilities are not materially different from their carrying amounts.

The above financial liabilities are denominated in the following currencies:

In millions of CHF	2005	2004
USD	11 854	7 422
EUR	2 071	2 356
GBP	1 767	1 387
Other	3 113	3 557
	18 805	**14 722**

Average interest rates are as follows:

	2005	2004
on USD	3.2%	1.3%
on EUR	2.1%	2.1%
on GBP	4.8%	4.6%

19. Derivative liabilities

In millions of CHF	2005		2004	
	Fair values	Contractual or notional amounts	Fair values	Contractual or notional amounts
Fair value hedges				
Currency forwards, futures and swaps	12	723	23	774
Interest rate forwards, futures and swaps	11	750	4	592
Interest rate and currency swaps	363	2 047	507	1 771
Cash flow hedges				
Currency forwards, futures and swaps	9	634	30	779
Currency options	6	167	12	134
Interest rate forwards, futures and swaps	92	2 764	71	2 595
Interest rate options	–	–	–	44
Commodity futures	29	167	42	599
Commodity options	5	39	7	24
Hedges of net investments in foreign operations	147	2 300	48	1 417
Trading				
Currency derivatives	40	1 130	5	619
Interest rate derivatives	205	4 843	103	4 524
Commodity derivatives	3	45	4	33
	922	15 609	856	13 905

Some derivatives, while complying with the Group's financial risk management policies of managing the risks of the volatility of the financial markets, do not qualify for applying hedge accounting treatments and are therefore classified as trading.

Derivative liabilities related to foreign exchange risks are denominated in the following currencies:

In millions of CHF	Currencies purchased forward:						
	CHF	USD	EUR	JPY	Other	**2005**	2004
Currencies sold forward:							
BRL	–	87	1	23	–	**111**	24
CHF	–	–	30	–	4	**34**	5
USD	5	–	1	–	–	**6**	6
EUR	–	–	–	–	1	**1**	17
JPY	–	–	–	–	1	**1**	1
Other	1	15	3	2	40	**61**	65
2005	**6**	**102**	**35**	**25**	**46**	**214**	
2004	1	61	1	10	45		118

Other derivative liabilities, mainly related to interest rate or commodity price risks, are denominated in the following currencies:

In millions of CHF	2005	2004
USD	389	584
EUR	102	15
GBP	45	24
Other	172	115
	708	**738**

Derivative liabilities related to cash flow hedges have the following maturities:

In millions of CHF	2005	2004
Within one year	50	99
In the second year	–	13
In the third to the fifth year inclusive	29	38
After the fifth year	62	12
	141	**162**

The underlying hedged items have the same maturities.

Other derivative liabilities have the following maturities:

In millions of CHF	2005	2004
Within one year	622	139
In the second year	49	519
In the third to the fifth year inclusive	105	34
After the fifth year	5	2
	781	**694**

20. Non-current financial liabilities

In millions of CHF	2005	2004
Loans from financial institutions and other	599	331
Liabilities in respect of unexercised options [a]	3 450	2 908
Bonds	9 658	9 871
Obligations under finance leases	352	303
	14 059	**13 413**
Current portion	(5 906)	(2 682)
	8 153	**10 731**

[a] Mainly related to the Dreyer's acquisition. Refer to Note 18 – Current portion.

The fair value of non-current financial liabilities amounts to CHF 8221 million (2004: CHF 10 943 million).

The above non-current financial liabilities are repayable as follows:

In millions of CHF	2005	2004
In the second year	3 143	2 297
In the third to the fifth year inclusive	4 140	7 737
After the fifth year	870	697
	8 153	**10 731**

The above financial liabilities are denominated in the following currencies:

In millions of CHF	2005	2004
USD	4 184	6 906
EUR	2 275	2 243
Other	1 694	1 582
	8 153	10 731

Loans from financial institutions in other currencies are individually not significant.

Average interest rates on loans from financial institutions are as follows:

	2005	2004
on EUR	3.4%	2.3%
on JPY	1.4%	–

The effective interest rates of bonds are disclosed below. The effective interest rates of other non-current financial liabilities are not materially different from their nominal interest rates.

The interest rate structure is as follows:

In millions of CHF	2005	2004
Financial liabilities at fixed rates	7 905	10 273
Financial liabilities at variable rates	248	458
	8 153	10 731

These figures are those from the original financial liabilities, without impact from hedges that are disclosed in the appropriate notes.

Bond issues subject to interest rate fair value hedges are carried at fair value, while those that are not subject to such hedges are carried at amortised cost.

In millions of CHF						2005	2004
Issuer	*Face value in millions*	*Interest rates*		*Year of issue/ maturity*	*Comments*		
		Nominal	Effective				
Nestlé Holdings, Inc.,	USD 250	7.38%	7.38%	1995–2005		–	282
USA	USD 300	3.00%	7.48%	2000–2005	(a)	–	334
	USD 699	0.00%	6.25%	2001–2008	(b)	790	641
	USD 950	3.50%	3.76%	2001–2005	(c)	–	1 070
	USD 300	5.13%	5.24%	2001–2007		392	338
	USD 500	4.75%	4.98%	2002–2007		653	563
	USD 400	4.50%	4.64%	2002–2006	(d)	524	453
	NOK 2000	5.25%	5.16%	2003–2007	(e)	397	391
	USD 250	3.25%	3.42%	2003–2009	(f)	327	282
	USD 400	3.50%	3.81%	2005–2008	(e)	513	–
	EUR 150	2.13%	2.95%	2005–2009	(e)	229	–
	USD 300	4.38%	4.49%	2005–2009	(e)	393	–
	AUD 200	5.50%	5.73%	2005–2009	(e)	192	–
Nestlé Purina Petcare Company,	USD 83	9.25%	5.90%	1989–2009		121	106
USA	USD 48	7.75%	6.25%	1995–2015		69	60
	USD 63	9.30%	6.46%	1991–2021		106	92
	USD 79	8.63%	6.46%	1992–2022		126	109
	USD 44	8.13%	6.47%	1993–2023		67	58
	USD 51	7.88%	6.45%	1995–2025		78	67
Nestlé Finance-France S.A.,	ZAR 100	12.50%	13.07%	2000–2005	(e)(g)	–	21
France	ZAR 100	11.00%	11.52%	2001–2006	(e)(g)	21	20
	EUR 370	4.75%	3.22%	2002–2007	(e)(h)	596	599
	USD 249	4.24%	4.24%	2002–2006	(e)(i)(n)	329	286
	USD 600	3.00%	2.88%	2002–2006	(e)(j)	783	677
	EUR 147	3.38%	3.38%	2002–2007	(e)(k)(n)	231	230
	EUR 175	2.56%	2.60%	2003–2006	(e)(n)	273	269
	EUR 500	3.50%	3.51%	2003–2008	(e)	788	787
	EUR 150	2.50%	2.55%	2003–2007	(e)(l)	233	230
	USD 100	2.25%	2.33%	2003–2007	(e)	127	109
	AUD 200	6.00%	6.03%	2004–2008	(e)	197	179
	HUF 25 000	7.00%	7.00%	2004–2009	(e)	155	154
Nestlé Holdings (U.K.) PLC,	EUR 300	4.75%	4.75%	2001–2005	(e)	–	480
United Kingdom	USD 300	5.25%	5.35%	2001–2006	(e)	395	359
Nestlé Australia Ltd., Australia	AUD 400	4.75%	4.94%	2002–2005	(e)(m)	–	350
Nestlé Japan Ltd., Japan	USD 200	4.13%	4.14%	2005–2007	(e)	259	–
Nestlé (Thai) Ltd, Thailand	THB 5000	2.16%	2.16%	2003–2008		159	145
Other bonds						135	130
Total						**9 658**	**9 871**
of which due within one year						2 377	2 546
of which due after one year						7 281	7 325

Bonds subject to fair value hedges are carried at fair value for CHF 6241 million (2004: CHF 5440 million) and the related derivatives are shown under derivative assets for CHF 87 million (2004: CHF 224 million) and under derivative liabilities for CHF 366 million (2004: CHF 509 million). The full fair value of bonds amounts to CHF 9726 million.

(a) Stock Warrants and Applicable Note Securities (SWANS)
The issue had warrants attached which gave the right to acquire Nestlé S.A. shares. The debt component (issue of the notes) was recognised under bonds for USD 249 million at inception, while the equity component (premium on warrants issued) was recognised under equity for USD 51 million.
Between March and May 2005, 29 855 warrants (99.5%) were exercised. The resulting 1 287 940 shares in Nestlé S.A. were exchanged with the bonds of Nestlé Holdings, Inc. for USD 299 million. An amount of CHF 2 million was repaid in cash on 9 May 2005 for the 145 warrants not exercised.

(b) Turbo Zero Equity-Link issue with warrants on Nestlé S.A. shares
The debt component (issue of the notes) was recognised under bonds for USD 451 million at inception, while the equity component (premium on warrants issued) was recognised under equity for USD 123 million. The investors have the option to put the notes to Nestlé Holdings, Inc. and the warrants to Nestlé S.A. at their accreted value in June 2003 and in June 2006.

Exercise conditions of the warrants: 70 000 warrants to purchase Nestlé S.A. shares. Each warrant gives the right to purchase 31.9065 shares. The holders of warrants may exercise their warrants to purchase shares of Nestlé S.A. either:
1) during the note exercise period from July 2001 to June 2008 by tendering a note and a warrant in exchange for shares on the basis that one note is required to exercise each warrant; or
2) on the cash exercise date, 11 June 2008, by tendering warrants together with the exercise price in cash.

The effective initial exercise price per share is USD 261.119 (or CHF 455.–, based on a fixed exchange rate of CHF 1.7425 for each USD), growing by 2.625% per annum, prior to any anti-dilution adjustment. In June 2003, 100 units (at USD 10 000 each) of this issue were put for cash by a holder on the put date at the prescribed price as per the terms and conditions of the issue.

(c) The initial USD 650 million bond issue in 2001 was increased by USD 300 million in 2002.

(d) Partially subject to an interest rate swap that creates a liability at floating rates.

(e) Subject to an interest rate and /or currency swap that creates a liability at floating rates in the currency of the issuer.

(f) Step-up fixed rate callable medium term note
Currently a related swap synthetically creates a liability at floating rates. However the note issuer sold an option to the swap counterparty giving it the right to terminate the swap early, annually starting on 31 March 2005. Further, the note's coupon rate increases on March 31, to the following rates: 2005: 3.25%, 2007: 3.75%, 2008: 4%. The current swap takes into consideration this rate step-up, and, if not terminated by the swap issuer prior to its maturity in 2009, would continuously synthetically create a liability at floating rates.

(g) The proceeds have been re-lent to a South African affiliated company.

(h) EUR 30 million of the initial EUR 400 million bond issued in 2002 were bought back during 2004. The swap was adjusted accordingly.

(i) USD 1 million of the initial USD 250 million bond issued in 2002 were bought back during 2004. The swap was adjusted accordingly.

(j) The initial USD 500 million bond issued in 2002 was increased by USD 100 million in 2004.

(k) EUR 3 million of the initial EUR 150 million bond issued in 2002 were bought back during 2004. The swap was adjusted accordingly.

(l) The initial EUR 100 million bond issued in 2003 was increased by EUR 50 million in 2004.

(m) The initial AUD 300 million bond issued in 2002 was increased by AUD 100 million in 2003.

(n) Uridashi issue sold to retail investors in Japan.

21. Employee benefits

Pensions and retirement benefits

The majority of Group employees are eligible for retirement benefits under defined benefit schemes based on pensionable remuneration and length of service, consisting mainly of final salary plans.

Post-employment medical benefits and other employee benefits

Group companies, principally in the USA and Canada, maintain medical benefits plans, which cover eligible retired employees.

The obligations for other employee benefits consist mainly of end of service indemnities, which do not have the character of pensions.

Reconciliation of assets and liabilities recognised in the balance sheet

In millions of CHF			2005	2004
	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total	Total
Present value of funded obligations	22 514	349	22 863	19 918
Fair value of plan assets	(21 623)	(191)	(21 814)	(17 944)
Excess of liabilities/(assets) over funded obligations	891	158	1 049	1 974
Present value of unfunded obligations	1 185	1 471	2 656	2 292
Unrecognised past service cost of non-vested benefits	11	(4)	7	5
Net unrecognised actuarial gains/(losses)	(3 316)	(241)	(3 557)	(3 366)
Unrecognised assets	886	–	886	450
Defined benefits net liabilities/(assets)	(343)	1 384	1 041	1 355
Liabilities from defined contribution plans				
and non-current deferred compensation			982	909
Liabilities from cash-settled share-based transactions [a][b]			98	42
Net liabilities			2 121	2 306
Reflected in the balance sheet as follows:				
Employee benefits assets			(1 673)	(928)
Employee benefits liabilities [a]			3 794	3 234
Net liabilities			2 121	2 306

[a] 2004 comparatives restated following first application of IFRS 2 Share-based Payment

[b] The intrinsic value of liabilities from cash-settled share-based transactions that are vested amounts to CHF 3 million (2004: nil).

The plan assets include property occupied by affiliated companies with a fair value of CHF 26 million (2004: CHF 17 million) and assets loaned to affiliated companies with a fair value of CHF 16 million (2004: nil).

Expenses recognised in the income statement

In millions of CHF			2005	2004
	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total	Total
Current service cost	654	73	727	690
Employee contributions	(98)	—	(98)	(93)
Interest cost	1 001	88	1 089	1 073
Expected return on plan assets	(1 325)	(6)	(1 331)	(1 232)
Net actuarial (gains)/losses recognised in the year	127	5	132	125
Early retirements, curtailments, settlements	(23)	—	(23)	40
Past service cost	17	7	24	17
Transfer (from)/to unrecognised assets	340	—	340	192
Total defined benefit expenses	**693**	**167**	**860**	**812**
Total defined contribution expenses			**322**	**320**

The expenses for defined benefit and defined contribution plans are allocated to the appropriate headings of expenses by function.

Transfer to unrecognised assets represents excess of return of overfunded defined benefit plans that cannot be recognised as assets as well as contributions paid to such plans in excess of their annual cost.

	2005	2004
Actual gain/(loss) on plan assets	**2 514**	**1 462**

Movement of defined benefit net liabilities recognised in the balance sheet

In millions of CHF			2005	2004
	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total	Total
At 1 January	208	1 147	1 355	1 302
Currency retranslations	(50)	163	113	(73)
Expense recognised in the income statement	693	167	860	812
Contributions	(1 150)	(20)	(1 170)	(499)
Benefits paid	(68)	(110)	(178)	(179)
Modification of the scope of consolidation	8	13	21	(6)
Transfer from/(to) defined contribution plans	16	24	40	(2)
At 31 December	**(343)**	**1 384**	**1 041**	**1 355**

Principal actuarial assumptions

At 31 December	2005	2004
Discount rates		
Europe	3 – 4.8 %	3 – 5.3 %
Americas	5.3 – 8.2 %	5.8 – 8.2 %
Asia, Oceania and Africa	2 – 8.2 %	2 – 8.3 %
Expected long term rates of return on plan assets		
Europe	5.5 – 7.2 %	5.8 – 7.5 %
Americas	7.8 – 9.2 %	7.8 – 9.2 %
Asia, Oceania and Africa	4.5 – 8.6 %	4.5 – 9.3 %
Expected rates of salary increases		
Europe	1.5 – 3.8 %	2 – 3.9 %
Americas	3 – 7.1 %	3 – 7.1 %
Asia, Oceania and Africa	0.5 – 5.4 %	0.5 – 6.3 %
Expected rates of pension adjustments		
Europe	1 – 3.5 %	1 – 3.5 %
Americas	0.0 – 4.0 %	0.3 – 4.0 %
Asia, Oceania and Africa	2.5 – 3.5 %	2.5 – 4.4 %
Medical cost trend rates		
Americas	5 – 7.5 %	4 – 7.1 %
Average remaining working life of employees (in years)		
Europe	12 – 23	8 – 22
Americas	9 – 20	11 – 25
Asia, Oceania and Africa	14 – 20	15 – 20

22. Share-based Payment and remuneration

The following share-based payment costs are allocated to the appropriate headings of expenses by function in the income statement:

In millions of CHF	2005	2004 [a]
Equity-settled share-based payment costs	197	131
Cash-settled share-based payment costs	75	30
Total share-based payment costs	**272**	**161**

[a] Restated following first application of IFRS 2 Share-based Payment. 2004 figures are not fully comparable as they relate to two years' grant only.

The following share-based payment schemes are currently available to members of the Board of Directors, Executive Board and Senior Management:

Management Stock Option Plan (MSOP)

Members of the Group's management are entitled to participate each year in a share option plan without payment. The benefits consist of the right to buy Nestlé S.A. shares (accounted for as equity-settled share-based payment transactions) at a predetermined fixed price. The 2005 grant has been limited to members of the Executive Board.

This plan has a rolling seven-year duration. Vesting is subject to three years service conditions.

Movement of options

	2005 Number of options	2004 Number of options
Outstanding at 1 January	6 645 641	5 002 224
of which vested and exercisable	1 839 449	665 302
New rights	66 500	1 846 122
Rights exercised [a]	(764 967)	(92 972)
Rights forfeited	(76 343)	(109 733)
Outstanding at 31 December	**5 870 831**	**6 645 641**
of which vested and exercisable at 31 December	2 601 100	1 839 449
additional options vesting in 2006	1 406 259	

[a] Average exercise price: CHF 315.11 (2004: CHF 269.26); average share price at exercise date: CHF 374.04 (2004: CHF 332.94)

The rights are exercised throughout the year in accordance with the rules of the plan.

Options features

Grant date	Expiring on	Number of options outstanding	Exercise price in CHF	Expected volatility	Risk-free interest rate	Dividend yield	Fair value at grant in CHF
01.01.2000	31.12.2006	244 770	281.90				
01.03.2001	29.02.2008	978 472	343.20				
01.03.2002	28.02.2009	1 278 717	367.35				
01.02.2003	31.01.2010	1 459 384	278.55	27.16%	1.78%	2.25%	57.44
01.10.2003	30.09.2010	33 228	308.55	20.58%	2.11%	2.30%	49.26
01.02.2004	31.01.2011	1 784 135	329.10	19.41%	2.05%	2.11%	50.50
01.10.2004	30.09.2011	25 625	289.40	20.83%	2.09%	2.50%	45.19
01.02.2005	31.01.2012	66 500	309.20	20.13%	1.84%	2.29%	43.88
		5 870 831					

The exercise price corresponds to the average price of the last 10 trading days preceding the grant date.

Group Management has assumed that, on average, the participants exercise their options after 5 years. The expected volatility is based on the historical volatility, adjusted for any expected changes to future volatility due to publicly available information.

Restricted Stock Unit Plan (RSUP)

As from 1 March 2005, members of the Group Management are also awarded Restricted Stock Units (RSU) that each gives the right to one Nestlé S.A. share. Vesting is subject to three years service conditions. Upon vesting, the Group either delivers Nestlé S.A. shares (accounted for as equity-settled share-based payment transactions) or pays the equivalent amount in cash (accounted for as cash-settled share-based payment transactions).

Movement of Restricted Stock Units

	2005
	Number of RSU
New RSU	438 810
RSU settled [a]	(6 179)
RSU forfeited	(2 778)
Outstanding at 31 December	**429 853**
of which considered cash-settled	41 039

[a] Average price at vesting date: CHF 334.84

Restricted Stock Units features

Grant date	Restricted until	Number of RSU outstanding	Risk-free interest rate	Dividend yield	Fair value at grant in CHF
01.03.2005	29.02.2008	423 546	1.59%	2.45%	318.00
01.10.2005	30.09.2008	6 307	1.50%	2.15%	371.60
		429 853			

The fair value corresponds to the market price at grant, adjusted for the restricted period of three years.

US plans

The US affiliates sponsor Share Appreciation Rights (SAR) plans. Those plans give right, upon exercise, to the payment in cash of the difference between the market price of a Nestlé S.A. share and the exercise price. They are accounted for as cash-settled share-based payment transactions.

Alcon Incentive Plan

Alcon sponsors an incentive plan whereby the Board of Directors of Alcon awards incentives in different forms, for instance stock options, stock appreciation rights and restricted shares.

The total number of Alcon shares with respect to which awards may be issued under the Alcon Incentive Plan shall not exceed in the aggregate 30 million Alcon shares. Shares are issued at the grant price of stock options upon exercise. Stock option grant prices are determined by the Board of Directors of Alcon and shall not be less than the fair market value of the shares on the date of grant.

Movement of Alcon options

	2005	2004
	Number of options	Number of options
Outstanding at 1 January	16 278 653	12 981 786
of which vested and exercisable	879 689	752 325
New rights	3 478 611	4 199 270
Rights exercised [a]	(4 555 104)	(767 279)
Rights forfeited	(106 323)	(135 124)
Rights expired	(420)	–
Outstanding at 31 December	**15 095 417**	**16 278 653**
of which vested and exercisable at 31 December	3 326 147	879 689
additional options vesting in 2006	4 888 885	

[a] Average exercise price: USD 33.61 (2004: USD 34.87); average share price at exercise date: USD 98.71 (2004: USD 72.15)

The rights are exercised throughout the year in accordance with the rules of the plan.

Alcon option features

Grant date	Expiring on	Number of options outstanding	Exercise price in USD	Expected life in years	Expected volatility	Risk-free interest rate	Dividend yield	Fair value at grant in USD
21.03.2002	21.03.2012	2 082 664	33.00	6.25	33.00%	4.75%	1.00%	10.03
01.07.2002	01.07.2012	35 000	32.85	6.50	33.00%	4.75%	1.00%	9.98
18.02.2003	18.02.2013	5 413 051	36.39	7.20	33.00%	2.92%	1.00%	10.06
Various 2003	Various 2013	55 750	49.00	7.61	33.00%	2.96%	1.00%	13.59
11.02.2004	11.02.2014	3 994 825	63.32	8.12	33.00%	2.99%	1.00%	19.59
Various 2004	Various 2014	62 000	77.07	8.68	33.00%	3.23%	1.00%	22.84
09.02.2005	09.02.2015	3 406 127	79.00	9.12	33.00%	3.60%	1.00%	25.48
Various 2005	Various 2015	46 000	90.84	9.23	33.00%	3.80%	1.00%	30.20
		15 095 417						

Remuneration of the Board of Directors and the Executive Board

Board of Directors
Members of the Board of Directors receive an annual remuneration of CHF 262 500 each, members of the Chairman's and Corporate Governance Committee receive an additional CHF 200 000 each. Members of the Audit Committee receive an additional CHF 25 000 each. Members of the Board of Directors also receive an annual expense allowance of CHF 15 000 each. The Chairman/CEO is entitled to a salary, a bonus, share options and restricted stock units.

Half of the remuneration of the members of the Board of Directors and the total additional remuneration of the members of the Chairman's and Corporate Governance Committee are paid through the granting of Nestlé S.A. shares at the ex-dividend closing price at the day of payment of the dividend. These shares are subject to a 2-year blocking period.

Executive Board
The total annual remuneration of the members of the Executive Board comprises a salary, sundry allowances, a bonus (based on the individual's performance and the achievement of the Group's objectives), share options and restricted stock units.

Members of the Executive Board can choose to receive part or all of their bonus in Nestlé S.A. shares at the average price of the last 10 trading days of January of the year of allocation. These shares are subject to a 3-year blocking period.

	2005		2004	
	Number	CHF millions	Number	CHF millions
Non-Executive members of the Board of Directors				
Remuneration		3		4
Shares	7 044	2	6 772	2
Executive Board [(a)]				
Remuneration		13		13
Bonus		6		5
Shares	19 957	7	21 542	7
Options [(b)]	66 500		216 000	
Restricted stock units [(b)]	36 450		–	

[(a)] Includes the Executive member of the Board of Directors.
[(b)] Both options and restricted stock units are equity-settled share-based payment transactions whose cost is recognised over the vesting period.

23. Deferred taxes

In millions of CHF	2005	2004 [a]
Tax assets by types of temporary difference		
Property, plant and equipment	308	308
Goodwill and intangible assets	148	82
Employee benefits	1 405	1 213
Inventories, receivables, payables and provisions	1 018	897
Unused tax losses and unused tax credits	536	413
Other	564	403
	3 979	**3 316**
Tax liabilities by types of temporary difference		
Property, plant and equipment	1 150	1 138
Goodwill and intangible assets	905	479
Employee benefits	458	303
Inventories, receivables, payables and provisions	110	124
Other	324	250
	2 947	**2 294**
Net assets	**1 032**	**1 022**
Reflected in the balance sheet as follows:		
Deferred tax assets	1 697	1 469
Deferred tax liabilities	(665)	(447)
Net assets	**1 032**	**1 022**
Temporary differences for which no deferred tax is recognised:		
on investments in affiliated companies (taxable temporary difference)	17 790	13 525
on unused tax losses, tax credits and other items [b]	2 026	2 508

[a] 2004 comparatives *restated following first application of* IFRS 2 Share-based Payment
[b] Of which more than half expire in more than 5 years

24. Provisions

In millions of CHF					**2005**	2004
	Restructuring	Environmental	Litigation	Other	**Total**	Total
At 1 January	923	34	1 759	288	**3 004**	3 061
Currency retranslations	47	5	145	20	**217**	(139)
Provisions made in the period	324	7	449	107	**887**	822
Modification of the scope of consolidation	—	—	1	60	**61**	99
Amounts used	(314)	(3)	(117)	(157)	**(591)**	(582)
Unused amounts reversed	(30)	(2)	(167)	(32)	**(231)**	(257)
At 31 December	**950**	**41**	**2 070**	**286**	**3 347**	**3 004**

Restructuring

Restructuring provisions arise from a number of projects across the Group. These include plans to optimise industrial manufacturing capacities by closing inefficient production facilities and reorganising others, essentially in Europe. Efficiencies stemming from the implementation of GLOBE and of FitNes, aimed at reducing administrative costs, result in restructuring programmes mainly in Zone Europe. Restructuring provisions are expected to result in future cash outflows when implementing the plans (usually over the following two to three years) and are consequently not discounted.

Litigation

Litigation provisions have been set up to cover legal and administrative proceedings that arise in the ordinary course of business. These provisions concern numerous cases that are not of public knowledge and whose detailed disclosure could seriously prejudice the interests of the Group. Reversal of such provisions refer to cases resolved in favour of the Group. The timing of cash outflows of litigation provisions is uncertain as it depends upon the outcome of the proceedings. These provisions are therefore not discounted because their present value would not represent meaningful information. Group Management does not believe it is possible to make assumptions on the evolution of the cases beyond the balance sheet date.

Other

Other provisions are mainly constituted by onerous contracts (CHF 149 million) resulting from unfavourable leases or supply agreements above world market prices in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received or for which no benefits are received. These agreements have been entered into as a result of selling and closing inefficient facilities. The duration of those contracts is an average of 5 years.

25. Share capital of Nestlé S.A.

	2005	2004
Number of registered shares of nominal value CHF 1.– each	403 520 000	403 520 000
In millions of CHF	404	404

Additional information is given in the Annex to the annual accounts of Nestlé S.A., Note 18.
The share capital includes the nominal value of treasury shares (see Note 26).

26. Treasury shares

This item represents the treasury shares held in Nestlé S.A.:

Number of shares	2005	2004
Purpose of holding		
Freely available shares	1 724 069	1 735 298
Management option rights [a]	5 870 831	6 645 641
Restricted stock units [a]	429 853	–
Warrants on SWANS and Turbo bond issues of Nestlé Holdings Inc., USA [b]	2 230 300	3 524 490
Share Buy-Back Programme	3 659 300	–
Trading	1 372 101	4 262 759
Total at 31 December	**15 286 454**	**16 168 188**

[a] *The Group buys or transfers from existing treasury shares portfolios the number of shares necessary to satisfy all potential outstanding* obligations under the Management Stock Option Plan (MSOP) and the Restricted Stock Unit Plan (RSUP) when the benefit is awarded and holds them until the maturity of the plan or the exercise of the rights/delivery of RSU.

[b] In 2005, 1 287 940 Nestlé S.A. shares were exchanged with Stock Warrants and Applicable Note Securities (SWANS). See Note 20.

In millions of CHF	2005	2004
Book value at 31 December	2 770	2 435
Market value at 31 December	6 008	4 810

The movement of these shares is described in the Annex to the annual accounts of Nestlé S.A., Note 20.

27. Decrease/(increase) in working capital

Disregarding exchange differences and effect of acquisitions and disposals.

In millions of CHF	2005	2004
Inventories	(455)	(457)
Trade receivables	(998)	(6)
Other receivables	(150)	487
Trade payables	761	28
Other payables	413	(60)
Net accruals and deferrals	89	271
Other	25	(36)
	(315)	227

28. Acquisitions

In millions of CHF	2005	2004
Fair value of net assets acquired		
Property, plant and equipment	85	72
Financial assets	1	21
Intangible assets	318	154
Minority interests	(68)	(9)
Purchase of minority interests in existing participations	45	41
Net working capital	13	(12)
Financial liabilities	(32)	(24)
Employee benefits, deferred taxes and provisions	(141)	(73)
Liquid assets	29	8
	250	**178**
Goodwill [a]	930	476
Total acquisition cost	**1 180**	**654**
less:		
Cash and cash equivalents acquired	(29)	(8)
Consideration payable	(168)	(13)
Payment of consideration payable on prior years' acquisition	12	–
Cash outflow on acquisitions	**995**	**633**

[a] Of which CHF 473 million resulting from Alcon's acquisition of own shares to satisfy obligations under the stock option plan of Alcon employees

The sales and the profit for the period are not significantly impacted by acquisitions.

29. Disposals

In millions of CHF	2005	2004
Net assets disposed of		
Property, plant and equipment	82	169
Financial assets	–	1
Goodwill and intangible assets	8	43
Minority interests [a]	(107)	(19)
Net working capital	(141)	(16)
Financial liabilities	(6)	(47)
Employee benefits, deferred taxes and provisions	57	(35)
Liquid assets	3	45
	(104)	141
Recovery on disposal of goodwill charged to equity		
prior to 1 January 1995	–	17
Profit/(loss) on current year disposals [a]	214	108
Profit/(loss) on prior years' disposals	(2)	–
Total disposal consideration	**108**	**266**
less:		
Cash and cash equivalents disposed of	(3)	(45)
Consideration receivable	(1)	(23)
Receipt of consideration receivable on prior years' disposal	89	68
Cash inflow on disposals	**193**	**266**

[a] Mainly resulting from the exercise of stock options by Alcon employees and related dilution on issuance of new shares

30. Discontinued operations and Assets held for sale and Liabilities directly associated with assets held for sale

Discontinued operations: Chilled dairy business in Europe
On 15 December 2005, the Group publicly announced its plan to establish a common business in the chilled dairy sector in Europe with the French-based group Lactalis. The Group will hold 40% of the proposed business while Lactalis will hold 60%. The proposed new organization will be managed by a board composed of senior executives from both groups, with Lactalis in a majority. The disposal is still subject to employee consultations and regulatory requirements.

As at 31 December 2005, the assets and liabilities of the Group's European Chilled dairy business were classified as a disposal group in Assets held for sale and Liabilities directly associated with assets held for sale.

The result and the cash flow of the discontinued operations are as follows:

In millions of CHF	2005	2004
Sales to customers	1 964	2 079
Expenses	(1 948)	(2 000)
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill	**16**	**79**
Net other income/(expenses)	(28)	(9)
Amortisation of goodwill	–	(16)
Profit/(loss) before taxes	**(12)**	**54**
Taxes	5	(25)
Net profit/(loss) on discontinued operations	**(7)**	**29**

Earnings per share from discontinued operations (in CHF)		
Basic earnings per share	(0.02)	0.07
Fully diluted earnings per share	(0.02)	0.07

Cash flow statement from discontinued operations		
Operating cash flow	35	104
Cash flow from investing activities	(31)	(35)

Assets held for sale and Liabilities directly associated with assets held for sale

The assets held for sale and liabilities directly associated with assets held for sale are mainly related to the discontinued operation of the Chilled dairy business in Europe.

In millions of CHF	2005
Property, plant and equipment	275
Goodwill	264
Intangible assets	39
Net working capital	49
Employee benefits, deferred taxes and provisions	(32)
Net assets held for sale	**595**
Reflected in the balance sheet as follows:	
Assets held for sale	633
Liabilities directly associated with assets held for sale	(38)
Net assets held for sale	**595**

31. Dividends

Dividends payable are not accounted for until they have been ratified at the Annual General Meeting. At the meeting on 6 April 2006, the following dividend in respect of 2005 will be proposed:

Dividend per share	CHF 9.–
resulting in a total dividend of [a]	CHF 3 562 589 754.–

[a] Number of shares with right to dividend: see Annual Report of Nestlé S.A.

The Financial Statements for the year ended 31 December 2005 do not reflect this proposed distribution, which will be treated as an appropriation of profit in the year ending 31 December 2006.

32. Guarantees

The Group has no significant guarantees given to third parties.

33. Commitments for expenditure on property, plant and equipment and financial assets

At 31 December 2005, the Group was committed to expenditure amounting to CHF 419 million (2004: CHF 219 million).

34. Lease commitments

Operating leases

In millions of CHF	2005	2004
	Minimum lease payments Future value	
Within one year	465	413
In the second year	380	355
In the third to the fifth year inclusive	669	651
After the fifth year	543	722
	2 057	**2 141**

Finance leases

In millions of CHF	2005		2004	
	Minimum lease payments			
	Present value	Future value	Present value	Future value
Within one year	57	62	49	70
In the second year	54	63	44	60
In the third to the fifth year inclusive	110	151	86	124
After the fifth year	131	211	124	178
	352	**487**	**303**	**432**

The difference between the future value of the minimum lease payments and their present value represents the discount on the lease obligations.

35. Contingent assets and liabilities

The Group is exposed to contingent liabilities amounting to CHF 870 million (2004: CHF 690 million) representing various potential litigations (CHF 784 million) and other items (CHF 86 million).

Contingent assets for litigation claims in favour of the Group amount to CHF 258 million (2004: CHF 170 million).

36. Events after the balance sheet date

Dreyer's, USA
Following the expiration of the first put period (1 December 2005 to 13 January 2006) during which holders of Dreyer's Class A Callable Puttable Common Stock could require Dreyer's to purchase their shares for USD 83.10 per share, sufficient stockholders exercised their put right resulting in Nestlé Ice Holdings, Inc. ("Nestlé Ice"), a wholly-owned indirect subsidiary of Nestlé Holdings, Inc. ("Nestlé Holdings"), becoming the owner of greater than 90% of Dreyer's outstanding voting stock. As a consequence, all remaining Class A shares were converted into Class B Common Stock, and Dreyer's was de-listed from the NASDAQ National Market System on 17 January 2006. Nestlé was then obligated to merge Nestlé Ice with and into Dreyer's, with Dreyer's being the surviving corporation and becoming a wholly-owned indirect subsidiary of Nestlé Holdings. All then outstanding Class B shares (other than shares held by Nestlé Ice) were automatically converted into the right to receive a cash payment of USD 83.10 per Class B share.

Other subsequent events
At 22 February 2006, date of approval of the Financial Statements by the Board of Directors, the Group had no subsequent adjusting events that warrant a modification of the value of the assets and liabilities.

37. Transactions with related parties

The Group has not entered into any material transactions with related parties. Furthermore, throughout 2005, no director had a personal interest in any transaction of significance for the business of the Group.

38. Nestlé Group Companies

The list of companies appears in the section "Companies of the Nestlé Group".

Principal exchange rates

CHF per		2005	2004	2005	2004
		Year ending rates		Average annual rates	
1 US Dollar	USD	1.31	1.13	1.248	1.241
1 Euro	EUR	1.56	1.54	1.549	1.544
1 Pound Sterling	GBP	2.27	2.18	2.267	2.269
100 Brazilian Reais	BRL	56.40	42.50	51.610	42.490
100 Japanese Yen	JPY	1.12	1.09	1.129	1.147
100 Mexican Pesos	MXN	12.30	10.10	11.460	11.020
1 Canadian Dollar	CAD	1.13	0.94	1.037	0.956
1 Australian Dollar	AUD	0.96	0.88	0.950	0.912
100 Philippine Pesos	PHP	2.48	2.02	2.265	2.210

Report of the Group auditors

to the General Meeting of Nestlé S.A.

As Group auditors we have audited the Consolidated Financial Statements (balance sheet, income statement, cash flow statement, statement of changes in equity and annex) of the Nestlé Group for the year ended 31 December 2005.

These Consolidated Financial Statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall Consolidated Financial Statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements give a true and fair view of the financial position, the net profit and cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Scott Cormack Auditor in charge	Stéphane Gard

London and Zurich, 22 February 2006

Financial information – five year review

In millions of CHF (except for per share data and personnel)	2005		2004 [a]	2003
Results [b]				
Sales	91 075		84 690	87 979
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill	11 720		10 760	11 006
as % of sales	*12.9%*		*12.7%*	*12.5%*
Taxes	2 597		2 404	2 307
Net profit [c]	7 995		6 621	6 213
as % of sales	*8.8%*		*7.8%*	*7.1%*
as % of average equity attributable to the Group	*18.0%*		*17.4%*	*17.3%*
Total amount of dividend	3 563	(d)	3 114	2 800
Depreciation of property, plant and equipment	2 382		2 454	2 408
as % of sales	*2.6%*		*2.9%*	*2.7%*
Amortisation of goodwill	—	(e)	1 583	1 571
Balance sheet and Cash flow statement				
Current assets	41 765		35 285	36 233
of which liquid assets	17 393		15 282	15 128
Non-current assets	61 632		51 832	53 328
Total assets	103 397		87 117	89 561
Current liabilities	35 818		29 075	30 365
Non-current liabilities	16 144		17 743	21 373
Equity attributable to the Group	*49 847*		*39 236*	*36 880*
Minority interests	1 588		1 063	943
Operating cash flow	*10 205*		*10 412*	*10 125*
Capital expenditure [b]	3 375		3 260	3 337
as % of sales	*3.7%*		*3.8%*	*3.8%*
Data per share				
Weighted average number of shares outstanding	388 812 564		388 449 957	387 018 429
Basic earnings per share from continuing operations	20.58		16.97	16.05
Basic earnings per share from discontinued operations	(0.02)		0.07	—
Equity attributable to the Group	128.20		101.01	95.29
Dividend	9.00	(f)	8.00	7.20
Pay-out ratio	43.8%	(f)	46.9%	44.8%
Stock prices (high/low)	404.3/298.3		346.0/276.0	314.5/233.3
Yield [g]	2.2/3.0	(f)	2.3/2.9	2.3/3.1
Market capitalisation	**152 576**		**115 237**	**119 876**
Number of personnel (in thousands) [b]	**250**		**244**	**253**

[a] Restated following first application of IFRS 2 Share-based Payment

[b] 2004 restated for the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe.

[c] Profit for the period attributable to the Group

[d] As proposed by the Board of Directors of Nestlé S.A. This amount includes dividends payable in respect of shares with right to dividend at the balance sheet date (CHF 3494 million) as well as those potentially payable on the shares covering options and shares held for trading purposes (CHF 69 million).

2002	2001	
		Results [b]
89 160	84 698	Sales
10 940	9 987	EBITA Earnings Before Interest, Taxes and Amortisation of goodwill
12.3%	*11.8%*	*as % of sales*
2 295	2 429	Taxes
7 564	6 681	Net profit [c]
8.5%	*7.9%*	*as % of sales*
22.1%	*21.0%*	*as % of average equity attributable to the Group*
2 705	2 484	Total amount of dividend
2 542	2 581	Depreciation of property, plant and equipment
2.9%	*3.0%*	*as % of sales*
1 438	494	Amortisation of goodwill
		Balance sheet and Cash flow statement
35 342	39 045	Current assets
14 291	16 042	of which liquid assets
52 010	54 741	Non-current assets
87 352	93 786	Total assets
33 737	41 492	Current liabilities
17 983	18 065	Non-current liabilities
34 819	33 653	Equity attributable to the Group
813	576	Minority interests
10 248	8 614	Operating cash flow
3 577	3 611	Capital expenditure [b]
4.0%	*4.3%*	*as % of sales*
		Data per share
387 641 752	387 369 846	Weighted average number of shares outstanding
19.51	17.25	Basic earnings per share from continuing operations
—	—	Basic earnings per share from discontinued operations
89.82	86.88	Equity attributable to the Group
7.00	6.40	Dividend
35.9%	37.1%	Pay-out ratio
397.0/271.0	386.5/289.0	Stock prices (high/low)
1.8/2.6	1.7/2.2	Yield [g]
113 368	**137 230**	**Market capitalisation**
254	**230** [h]	**Number of personnel (in thousands)** [b]

[e] From 2005 onwards, goodwill is no longer amortised but tested for impairment annually.
[f] As proposed by the Board of Directors of Nestlé S.A.
[g] Calculated on the basis of the dividend for the year concerned but which is paid in the following year
[h] Excludes Ralston Purina

Companies of the Nestlé Group

Operating companies

Principal affiliated companies [a] which operate in the food and water sectors, with the exception of those marked with an asterisk (*) which are engaged in the pharmaceutical sector.

- • Companies listed on the stock exchange.
- [a] In the context of the SWX Swiss Exchange Directive on Information relating to Corporate Governance, the disclosure criteria are as follows:
- operating companies are disclosed if their sales exceed CHF 10 million or equivalent;
- financial companies are disclosed if either their equity exceed CHF 10 million or equivalent and/or the total balance sheet is higher than CHF 50 million or equivalent.

Countries within the continents are listed according to the alphabetical order of the French names.
% capital shareholding corresponds to voting powers unless stated otherwise.

1. Affiliated companies for which full consolidation treatment is applied (see "Scope of consolidation").

Companies	City	% capital shareholdings	Currency	Capital
Europe				
Germany				
Nestlé Deutschland AG	Frankfurt am Main	100%	EUR	214 266 628.49
Nestlé Waters Deutschland AG	Mainz	100%	EUR	10 566 000.00
PowerBar Europe GmbH	München	100%	EUR	25 000.00
Alcon Pharma GmbH*	Freiburg/Breisgau	75.13%	EUR	511 291.88
Geti Wilba GmbH & Co. KG	Bremervörde	100%	EUR	6 135 502.57
Erlenbacher Backwaren GmbH	Gross-Gerau	100%	EUR	2 582 024.00
Family Frost International Tiefkühlheimdienst GmbH	Mettmann	100%	EUR	4 116 000.00
Wagner Tiefkühlprodukte GmbH	Nonnweiler-Braunshausen	49%	EUR	511 291.88
Nestlé acquired control, further financial investments subject to regulatory review.				
Nestlé Schöller GmbH & Co. KG	Nürnberg	100%	EUR	60 000 000.00
Nestlé Schöller Produktions GmbH	Nürnberg	100%	EUR	30 000.00
Gut Adlersreuth Wildspezialitäten GmbH & Co. KG	Oberreute	100%	EUR	511 291.88
Distributa Gesellschaft für Lebensmittel-Logistik mbH	Wildau	70%	EUR	511 291.88
Family Frost Tiefkühlheimdienst GmbH	Wildau	100%	EUR	2 056 000.00
TIVAU Tiefkühlvertrieb GmbH	Nürnberg	100%	EUR	500 000.00
WCO Kinderkost GmbH Conow	Conow	100%	EUR	26 000.00
Austria				
Nestlé Österreich GmbH	Wien	100%	EUR	3 000 000.00
Nespresso Österreich GmbH & Co. OHG	Wien	100%	EUR	35 000.00
Alcon Ophthalmika GmbH*	Wien	75.13%	EUR	36 336.42
Schöller Lebensmittel GmbH	Wien	100%	EUR	7 231 000.00
Belgium				
Nestlé Belgilux S.A.	Bruxelles	100%	EUR	8 924 200.00
Nestlé Waters Benelux S.A.	Etalle	100%	EUR	19 924 000.00
Nespresso Belgilux NV	Bruxelles	100%	EUR	550 000.00

Companies	City	% capital shareholdings	Currency	Capital
S.A. Alcon-Couvreur N.V.*	Puurs	75.13%	EUR	4 491 830.00
Nestlé Purina PetCare Belgilux SPRL	Bruxelles	100%	EUR	2 961 854.76
Nestlé Catering Services N.V.	Bruxelles	100%	EUR	10 535 500.00
Davigel Belgilux S.A.	Bruxelles	100%	EUR	1 487 361.15
Nestlé European Information Technology Operations (ITOC) Center S.A.	Bruxelles	100%	EUR	62 000.00
Bulgaria				
Nestlé Bulgaria A.D.	Sofia	99.97%	BGN	8 786 941.00
Croatia				
Nestlé Adriatic doo	Zagreb	100%	HRK	14 685 500.00
Denmark				
Nestlé Danmark A/S	Copenhagen	100%	DKK	42 000 000.00
Alcon Danmark A/S*	Rodovre	75.13%	DKK	500 000.00
Food Specialities A/S	Esbjerg	100%	DKK	13 095 000.00
Spain				
Nestlé España S.A.	Esplugues de Llobregat (Barcelona)	100%	EUR	100 000 000.00
Productos del Café S.A.	Reus	100%	EUR	6 600 000.00
Davigel España S.A.	Sant Just Desvern (Barcelona)	100%	EUR	984 000.00
La Cocinera Alimentación S.A.	Esplugues de Llobregat (Barcelona)	100%	EUR	150 000.00
Aquarel Iberica S.A.	Barcelona	100%	EUR	300 506.05
Nestlé Waters España S.A.	Barcelona	100%	EUR	8 400 000.00
Alcon Cusi S.A.*	El Masnou (Barcelona)	75.13%	EUR	11 599 783.00
Helados y Postres S.A.	Vitoria	100%	EUR	140 563 200.00
Nestlé PetCare España S.A.	Castellbisbal (Barcelona)	100%	EUR	12 000 000.00
Family Frost S.L.	Sevilla	100%	EUR	420 708.47
Finland				
Suomen Nestlé Oy	Helsinki	100%	EUR	3 363 758.53
Kotijäätelö Oy	Helsinki	100%	EUR	500 000.00
Alcon Finland Oy*	Vantaa	75.13%	EUR	84 095.00
France				
Nestlé France S.A.S.	Noisiel	100%	EUR	129 130 560.00
Nestlé Grand Froid S.A.	Noisiel	100%	EUR	6 674 000.00
Nestlé Clinical Nutrition France S.A.S.	Noisiel	100%	EUR	57 943 072.00
Nestlé Produits Laitiers Frais S.A.	Noisiel	99.97%	EUR	3 196 200.00
Herta S.A.S.	Noisiel	100%	EUR	12 908 610.00
Davigel S.A.S.	Dieppe	100%	EUR	7 681 250.00
Nestlé Waters France S.A.S.	Issy-les-Moulineaux	100%	EUR	42 824 105.00
S.A. des Eaux Minérales de Ribeauvillé	Ribeauvillé	100%	EUR	846 595.13

Companies	City	% capital shareholdings	Currency	Capital
Eau Minérale Naturelle de Plancoët «Source Sassay» S.A.S.	Plancoët	100%	EUR	430 028.00
Nespresso France S.A.S.	Paris	100%	EUR	1 360 000.00
Laboratoires Alcon S.A.*	Rueil-Malmaison	75.13%	EUR	12 579 102.00
Nestlé Purina PetCare France S.A.S.	Rueil-Malmaison	100%	EUR	21 091 872.00
Nestlé HomeCare S.A.S.	Noisiel	100%	EUR	2 080 600.00
Société Industrielle de Transformation de Produits Agricoles «SITPA» S.A.S.	Dijon	100%	EUR	9 718 000.00
Schöller Glaces et Desserts S.A.S.	Vitry-sur-Seine	100%	EUR	1 232 598.00
Nestlé Waters Powwow France S.A.S.	Rungis	100%	EUR	8 864 000.00
Mistral Constructeur S.A.S.	Ris Orangis	100%	EUR	724 133.00
Houdebine S.A.S.	Pontivy	50%	EUR	726 000.00
Greece				
Nestlé Hellas S.A.	Maroussi	100%	EUR	18 437 936.00
Alcon Laboratories Hellas Commercial and Industrial S.A.*	Maroussi	75.13%	EUR	757 171.30
Hungary				
Nestlé Hungária Kft.	Budapest	100%	HUF	6 000 000 000.00
Kékkúti Ásvànyvíz Rt.	Budapest	100%	HUF	238 326 000.00
Alcon Hungary Pharmaceuticals Trading LLC*	Budapest	75.13%	HUF	75 000 000.00
Nestlé Ice Cream Hungária Kft.	Törökbàlint	100%	HUF	3 762 470 000.00
Family Frost Kft.	Budaörs	100%	HUF	220 000 000.00
Italy				
Nestlé Italiana S.p.A.	Milano	100%	EUR	25 582 492.00
Sanpellegrino S.p.A.	Milano	100%	EUR	58 742 145.00
Alcon Italia S.p.A.*	Milano	75.13%	EUR	1 300 000.00
Nestlé Purina PetCare Italia S.p.A.	Milano	100%	EUR	10 000 000.00
Nespresso Italiana S.p.A.	Milano	100%	EUR	250 000.00
Faslog S.p.A.	Milano	100%	EUR	154 935.00
Acqua Cluadia S.r.l.	Milano	100%	EUR	7 910 000.00
Koiné S.p.A.	Madone (Bergamo)	51%	EUR	258 230.00
Lithuania				
UAB «Nestlé Baltics»	Vilnius	100%	LTL	110 000.00
Malta				
Nestlé Malta Ltd	Valletta	100%	MTL	50 000.00
Norway				
A/S Nestlé Norge	Sandvika	100%	NOK	81 250 000.00
Alcon Norge AS*	Sandvika	75.13%	NOK	100 000.00
Hjem-IS A/S	Oslo	100%	NOK	2 250 000.00

Companies	City	% capital shareholdings	Currency	Capital
Netherlands				
Nestlé Nederland B.V.	Amsterdam	100%	EUR	68 067 032.41
Alcon Nederland B.V.*	Gorinchem	75.13%	EUR	18 151.20
Nestlé Purina PetCare Nederland B.V.	Amsterdam	100%	EUR	18 152.00
Nespresso Nederland B.V.	Amsterdam	100%	EUR	680 670.00
Maître Paul B.V.	Tilburg	100%	EUR	4 991 582.38
Nestlé Waters Direct Netherlands B.V.	Zoetermee	100%	EUR	1 606 430.00
Poland				
Nestlé Polska S.A.	Warszawa	100%	PLN	50 000 000.00
Nestlé Waters Polska S.A.	Warszawa	100%	PLN	40 100 000.00
Alcon Polska Sp. z o.o.*	Warszawa	75.13%	PLN	750 000.00
Nestlé Ice Cream Polska Sp z o.o.	Warszawa	100%	PLN	34 995 500.00
Family Frost Polska Sp. z o.o.	Tychy	100%	PLN	8 203 815.75
Portugal				
Nestlé Portugal S.A.	Linda-a-Velha	100%	EUR	30 000 000.00
Longa Vida-Indústrias Lácteas S.A.	Matosinhos	100%	EUR	5 000 000.00
Nestlé Waters Portugal S.A.	Porto Salvo	100%	EUR	3 500 000.00
Alcon Portugal-Produtos e Equipamentos Oftalmologicos, Ltda.*	Paço d'Arcos	75.13%	EUR	4 500 000.00
Family Frost – Gelados e Congelados Ltda.	Lisboa	100%	EUR	254 000.00
Prolacto-Lacticinios de Sao Miguel S.A.	Ponta Delgada	100%	EUR	700 000.00
Nestlé Waters Direct Portugal – Comérico e Distribuicao de Produtos Alimentares S.A.	S. João da Talha	100%	EUR	1 000 000.00
Republic of Ireland				
Nestlé (Ireland) Ltd	Tallaght-Dublin	100%	EUR	3 530 600.00
Czech Republic				
Nestlé Cesko s.r.o.	Praha	100%	CZK	1 154 000 000.00
Schöller Zmrzlina a Mrazene Vyrobky spol. s.r.o.	Praha	100%	CZK	35 229 000.00
Family Frost spol. s.r.o.	Praha	100%	CZK	17 000 000.00
Romania				
Nestlé Romania SRL	Bucharest	100%	RON	30 783 700.00
United Kingdom				
Nestlé UK Ltd	Croydon	100%	GBP	240 800 000.00
Nestlé Waters UK Ltd	Rickmansworth	100%	GBP	14 000 000.00
Buxton Mineral Water Company Ltd	Rickmansworth	100%	GBP	14 000 000.00
Nestlé Watercoolers UK Ltd	Rickmansworth	100%	GBP	3 000 000.00
Alcon Laboratories (UK) Ltd*	Hemel Hempstead	75.13%	GBP	3 100 000.00
Nestlé Purina PetCare (UK) Ltd	New Malden	100%	GBP	24 000 000.00
Schöller Ice-Cream Ltd	Croydon	100%	GBP	1 584 626.00
Nestlé Waters Powwow Ltd	Croydon	100%	GBP	640.00
Nespresso UK Ltd	Croydon	100%	GBP	275 000.00

Companies	City	% capital shareholdings	Currency	Capital
Russia				
OJSC Confectionery Union Rossiya	Samara	100%	RUB	49 350 000.00
Nestlé Zhukovsky LLC	Zhukovsky	100%	RUB	184 379 441.00
Nestlé Food LLC	Moscow	100%	RUB	1 538 507 372.00
OJSC Confectionery Factory Kamskaya	Perm	87.35%	RUB	92 488.00
«Khladoprodukt» LLC	Timashevsk	100%	RUB	38 675.00
OJSC Confectionery Firm «Altai»	Barnaul	98.20%	RUB	167 000.00
Nestlé Vologda Baby Food LLC	Vologda	100%	RUB	17 499 000.00
Schöller Eiscrem GmbH	Moscow	100%	RUB	750 217.00
Alcon Farmacevtika LLC*	Moscow	75.13%	RUB	44 055 000.00
Nestlé Waters LLC	Moscow	100%	RUB	211 575 000.00
Nestlé Watercoolers Service CIS	Moscow	100%	RUB	17 363 425.50
Nestlé Watercoolers CIS	Moscow	100%	RUB	3 009 500.00
Serbia				
Nestlé Adriatic Foods doo	Belgrade	100%	CSD	52 022 596.00
Slovakia				
Nestlé Slovensko s.r.o.	Bratislava	100%	SKK	400 000 000.00
Sweden				
Nestlé Sverige AB	Helsingborg	100%	SEK	20 000 000.00
Zoégas Kaffee AB	Helsingborg	100%	SEK	20 000 000.00
Jede AB	Mariestad	100%	SEK	7 000 000.00
Alcon Sverige AB*	Bromma	75.13%	SEK	100 000.00
Nestlé Purina PetCare Sverige AB	Malmö	100%	SEK	1 000 000.00
Hemglass AB	Strängnäs	100%	SEK	14 000 000.00
Svenska Glasskiosken AB	Kristiansstad	100%	SEK	3 000 000.00
Switzerland				
Société des Produits Nestlé S.A.	Vevey	100%	CHF	54 750 000.00
Nestlé Suisse S.A.	Vevey	100%	CHF	250 000.00
Nestlé Waters (Suisse) S.A.	Gland	100%	CHF	1 200 000.00
Alcon Pharmaceuticals Ltd*	Hünenberg	75.13%	CHF	100 000.00
Nestrade – Nestlé World Trade Corporation	La Tour-de-Peilz	100%	CHF	6 500 000.00
Nestlé Nespresso S.A.	Paudex	100%	CHF	2 000 000.00
Nestlé International Travel Retail S.A.	Châtel-St-Denis	100%	CHF	3 514 000.00
Sofinol S.A.	Manno	80%	CHF	3 000 000.00
Turkey				
Nestlé Turkiye Gida Sanayi A.S.	Istanbul	99.94%	TRY	34 831 152.71
Alcon Laboratuvarlari Tic. A.S.*	Istanbul	75.13%	TRY	17 724 114.60
Nestlé Waters Gida Ve Mesrubat Sanayi Ticaret A.S.	Istanbul	95%	TRY	8 000 000.00
Ukraine				
JSC Lviv Confectionery Firm «Svitoch»	Lviv	96.90%	UAH	88 111 060.00
LLC Nestlé Ukraine	Kyiv	100%	UAH	799 965.00
OJSC Volynholding	Torchyn	100%	UAH	100 000.00

Companies	City	% capital shareholdings	Currency	Capital
Africa				
South Africa				
Nestlé (South Africa) (Pty) Ltd	Randburg	100%	ZAR	51 200 000.00
Nestlé Purina (South Africa) (Pty) Ltd	Randburg	100%	ZAR	1 000.00
Alcon Laboratories (South Africa) Pty Ltd*	Randburg	75.13%	ZAR	201 820.00
Nestlé Waters (South Africa) (Pty) Ltd	Randburg	100%	ZAR	1 000.00
Cameroon				
Nestlé Cameroun	Douala	99.80%	XAF	1 300 000 000.00
Côte d'Ivoire				
• Nestlé Côte d'Ivoire	Abidjan	86.30%	XOF	5 517 600 000.00
Listed on the Abidjan Stock Exchange, market capitalisation XOF 56 942 million, quotation code (ISIN) CI0009240728				
Nestlé Sahel	Abidjan	100%	XOF	4 217 000 000.00
Egypt				
Nestlé Egypt S.A.E.	Cairo	100%	EGP	73 000 000.00
Société des eaux minérales Vittor S.A.E.	Cairo	99.16%	EGP	36 500 000.00
Gabon				
Nestlé Gabon	Libreville	90%	XAF	344 000 000.00
Ghana				
Nestlé Ghana Ltd	Tema-Accra	70%	GHC	1 000 000 000.00
Guinea				
Nestlé Guinée S.A.	Conakry	99%	GNF	3 424 000 000.00
Kenya				
Nestlé Foods Kenya Ltd	Nairobi	100%	KES	37 145 000.00
Mauritius				
Nestlé's Products (Mauritius) Ltd	Port Louis	100%	BSD	71 500.00
Nestlé South East Africa Trading Ltd	Port Louis	100%	USD	100.00
Morocco				
Nestlé Maroc S.A.	El Jadida	94.50%	MAD	156 933 000.00
Mozambique				
Nestlé Mozambique Limitada	Maputo	100%	MZM	4 000 000.00
Niger				
Nestlé Niger	Niamey	75%	XOF	10 000 000.00
Nigeria				
• Nestlé Nigeria PLC	Ilupeju-Lagos	62.32%	NGN	264 093 750.00
Listed on the Lagos stock exchange, market capitalisation NGN 98 818 million, quotation code (ISIN) NG00000NSTL3				

Companies	City	% capital shareholdings	Currency	Capital
Senegal				
Nestlé Sénégal	Dakar	100%	XOF	1 620 000 000.00
Tunisia				
Nestlé Tunisie	Tunis	59.20%	TND	8 438 280.00
Zimbabwe				
Nestlé Zimbabwe (Pvt) Ltd	Harare	100%	ZWD	7 000 000.00
Americas				
Argentina				
Nestlé Argentina S.A.	Buenos Aires	100%	ARS	572 000.00
Eco de Los Andes S.A.	Buenos Aires	50.89%	ARS	33 949 244.00
Alcon Laboratorios Argentina S.A.*	Buenos Aires	75.13%	ARS	7 176 282.00
Bolivia				
Nestlé Bolivia S.A.	La Paz	100%	BOB	190 000.00
Brazil				
Nestlé Brasil Ltda.	São Paulo	100%	BRL	468 208 970.00
Nestlé Waters Brasil – Bebidas e Alimentos Ltda.	Rio de Janeiro	100%	BRL	87 248 341.00
Alcon Laboratorios do Brasil Ltda.*	São Paulo	75.13%	BRL	7 729 167.00
Chocolates Garoto S.A.	Vila Velha-ES	100%	BRL	161 450 000.00
Ralston Purina do Brasil Ltda.	Ribeirão Preto	77%	BRL	79 473 771.00
Canada				
Nestlé Canada, Inc.	Toronto (Ontario)	100%	CAD	29 478 000.00
Alcon Canada, Inc.*	Mississauga (Ontario)	75.13%	CAD	5 002 500.00
Chile				
Nestlé Chile S.A.	Santiago de Chile	99.50%	CLP	11 832 926 051.00
Alcon Laboratorios Chile Ltda.*	Santiago de Chile	75.13%	CLP	9 750 000.00
Colombia				
Nestlé de Colombia S.A.	Bogotá	100%	COP	1 291 305 400.00
Laboratorios Alcon de Colombia S.A.*	Bogotá	75.13%	COP	20 872 000.00
Nestlé Purina PetCare de Colombia S.A.	Bogotá	100%	COP	17 030 000 000.00
Comestibles La Rosa S.A.	Bogotá	100%	COP	126 397 400.00
Distribuciones Lunes S.A.	Bogotá	100%	COP	6 000 000.00
Costa Rica				
Compañía Nestlé Costa Rica S.A.	Barreal de Heredia	100%	CRC	1 694 000 000.00
Cuba				
Los Portales S.A.	La Habana	50.02%	USD	24 110 000.00
Coralac S.A.	La Habana	60%	USD	6 350 000.00

Companies	City	% capital shareholdings	Currency	Capital
Salvador				
Nestlé El Salvador S.A. de C.V.	San Salvador	100%	SVC	39 000 000.00
Lacteos Finos de Centroamérica, S.A.	San Salvador	100%	SVC	22 573 000.00
Ecuador				
Nestlé Ecuador S.A.	Quito	100%	USD	188 497.00
Industrial Surindu S.A.	Quito	100%	USD	3 900 994.00
United States				
Nestlé USA, Inc.	Glendale (California)	100%	USD	1 000.00
Nestlé Prepared Foods Company	Solon (Ohio)	100%	USD	476 760.00
Nestlé Purina PetCare Company	St. Louis (Missouri)	100%	USD	1 000.00
Nestlé Waters North America, Inc.	Wilmington (Delaware)	100%	USD	10 000 000.00
Nespresso USA, Inc.	Wilmington (Delaware)	100%	USD	1 000.00
Alcon Laboratories, Inc.*	Fort Worth (Texas)	75.13%	USD	1 000.00
Falcon Pharmaceuticals, Ltd.	Fort Worth (Texas)	75.13%	USD	0.00
Alcon (Puerto Rico), Inc.*	San Juan (Puerto Rico)	75.13%	USD	100.00
• Dreyer's Grand Ice Cream Holdings, Inc.	Oakland (California)	100%	USD	963 946.47
On 17 January 2006, shares in Dreyer's Grand Ice Cream Holdings, Inc. ceased trading on the NASDAQ. See Note 36.				
Guatemala				
Nestlé Guatemala S.A.	Mixco/Guatemala	100%	GTQ	23 460 600.00
Honduras				
Nestlé Hondureña S.A.	Tegucigalpa (Branch)	100%	USD	200 000.00
Jamaica				
Nestlé Jamaica Ltd	Kingston	100%	JMD	49 200 000.00
Mexico				
Nestlé México S.A. de C.V.	México, D. F.	100%	MXN	606 532 730.00
Alcon Laboratorios S.A. de C.V.*	México, D. F.	75.13%	MXN	5 915 300.00
Nescalín, S.A. de C.V.	México, D. F.	100%	MXN	445 826 740.00
Ralston Purina México S.A. de C.V.	México, D. F.	100%	MXN	9 257 111.80
Manantiales La Asunción, S.A. de C.V.	México, D. F.	100%	MXN	115 646 364.00
Nestlé Distribución, S.A. de C.V.	México, D. F.	100%	MXN	130 050 000.00
Nestlé Servicios, S.A. de C.V.	México, D. F.	100%	MXN	40 050 000.00
Marcas Nestlé, S.A. de C.V.	México, D. F.	100%	MXN	450 050 000.00
Nicaragua				
Productos Nestlé (Nicaragua) S.A.	Managua (Branch)	100%	USD	150 000.00
Compãnia Centroamericana de Productos Lácteos, S.A.	Matagalpa	92%	USD	600 525.00

Companies	City	% capital shareholdings	Currency	Capital
Panama				
Nestlé Panamá S.A.	Panamá City	100%	USD	17 500 000.00
Lacteos de Centroamérica, S.A.	Panamá City	100%	USD	1 500 000.00
Paraguay				
Nestlé Paraguay S.A.	Asunción	100%	PYG	100 000 000.00
Peru				
Nestlé Perú S.A.	Lima	97.89%	PEN	88 535 000.00
Puerto Rico				
Nestlé Puerto Rico, Inc.	Catano	100%	USD	4 600 000.00
Payco Foods Corporation	Bayamon	100%	USD	9 260 000.00
Dominican Republic				
Nestlé Dominicana S.A.	Santo Domingo	97.60%	DOP	48 500 000.00
Trinidad and Tobago				
Nestlé Trinidad and Tobago Ltd	Valsayn	100%	TTD	35 540 000.00
Nestlé Caribbean, Inc.	Valsayn	100%	USD	100 000.00
Uruguay				
Nestlé del Uruguay S.A.	Montevideo	100%	UYP	200 000.00
Venezuela				
Nestlé Venezuela S.A.	Caracas	100%	VEB	516 590 000.00
Cadipro Milk Products, C.A.	Caracas	100%	VEB	9 505 123 000.00
Alcon Pharmaceutical C.A.*	Caracas	75.13%	VEB	2 366 000.00
Asia				
Saudi Arabia				
Saudi Food Industries Co. Ltd	Jeddah	51%	SAR	51 000 000.00
Al Manhal Water Factory Co. Ltd	Riyadh	64%	SAR	7 000 000.00
Springs Water Factory Co. Ltd	Dammam	75%	SAR	5 000 000.00
Bangladesh				
Nestlé Bangladesh Ltd	Dhaka	100%	BDT	1 100 000 000.00
Cambodia				
Nestlé Dairy (Cambodia) Ltd	Phnom Penh	80%	USD	5 000 000.00
United Arab Emirates				
Nestlé Middle East FZE	Dubai	100%	AED	3 000 000.00
India				
• Nestlé India Ltd	New Delhi	61.85%	INR	964 157 160.00
Listed on the Mumbai and Dehli stock exchange, market capitalisation INR 90.3 billion, quotation code (ISIN) INE239A01016				
Alcon Laboratories (India) Private Limited*	Bangalore	75.13%	INR	29 953 380.00

Companies	City	% capital shareholdings	Currency	Capital
Indonesia				
P.T. Nestlé Indonesia	Jakarta	90.24%	IDR	60 000 000 000.00
Israel				
• OSEM Investments Ltd	Petach-Tikva	53.77%	ILS	96 644 444.00
Listed on the Tel-Aviv stock exchange, market capitalisation USD 818 million, quotation code (ISIN) IL0003040149				
Japan				
Nestlé Japan Ltd	Kobe	100%	JPY	10 000 000.00
Nestlé Japan Holding Ltd	Ibaragi	100%	JPY	20 000 000 000.00
Nestlé International Foods K.K.	Kobe	100%	JPY	10 000 000.00
Nestlé Confectionery K.K.	Kobe	100%	JPY	10 000 000.00
Nestlé Purina PetCare Ltd.	Kobe	100%	JPY	20 000 000.00
Nestlé Japan Administration Ltd	Kobe	100%	JPY	10 000 000.00
Alcon Japan Ltd*	Tokyo	75.13%	JPY	27 500 000.00
Nestlé Japan Manufacturing Ltd	Kobe	100%	JPY	10 000 000.00
Nestlé Vending K.K.	Osaka	100%	JPY	70 000 000.00
Jordan				
Nestlé Jordan Trading Co. Ltd	Amman	87%	JOD	410 000.00
Kuwait				
Nestlé Kuwait General Trading Co. W.L.L.	Safat/Kuwait	49%	KWD	300 000.00
Lebanon				
Société pour l'Exportation des Produits Nestlé S.A.	Beyrouth	100%	CHF	1 750 000.00
SOHAT Distribution S.A.L.	Hazmieh	100%	LBP	160 000 000.00
Société des Eaux Minérales Libanaises S.A.L.	Hazmieh	100%	LBP	1 610 000 000.00
Malaysia				
• Nestlé (Malaysia) Bhd.	Petaling Jaya	72.46%	MYR	234 500 000.00
Listed on the KLSE, market capitalisation MYR 5.7 billion, quotation code (ISIN) MYL4707OO005				
Nestlé Foods (Malaysia) Sdn. Bhd.	Petaling Jaya	72.46%	MYR	100 000 000.00
Nestlé Products Sdn. Bhd.	Petaling Jaya	72.46%	MYR	25 000 000.00
Nestlé Asean (Malaysia) Sdn. Bhd.	Petaling Jaya	72.46%	MYR	42 000 000.00
Nestlé Manufacturing (Malaysia) Sdn. Bhd.	Petaling Jaya	72.46%	MYR	32 500 000.00
Purina PetCare (Malaysia) Sdn. Bhd.	Petaling Jaya	100%	MYR	1 100 000.00
Alcon Laboratories (Malaysia) Sdn. Bhd.*	Petaling Jaya	75.13%	MYR	190 000.00
Oman				
Nestlé Oman Trading LLC	Muscat	49%	OMR	300 000.00
Pakistan				
• Nestlé Pakistan Ltd	Lahore	59%	PKR	452 731 000.00
Listed on the Karachi and Lahore stock exchange, market capitalisation PKR 34 860 million, quotation code NESTLE				

Companies	City	% capital shareholdings	Currency	Capital
Philippines				
Nestlé Philippines, Inc.	Makati City	100%	PHP	2 300 927 200.00
Goya, Inc.	Marikina City	99.80%	PHP	358 234 812.00
Nestlé Waters Philippines, Inc.	Makati City	100%	PHP	420 000 000.00
Penpro, Inc.	Makati City	100%	PHP	630 000 000.00
Republic of Korea				
Nestlé Korea Ltd	Seoul	100%	KRW	17 033 060 000.00
Alcon Korea Ltd*	Seoul	75.13%	KRW	200 000 000.00
Nestlé Purina PetCare Korea Ltd	Seoul	100%	KRW	1 169 000 000.00
Pulmuone Waters Co. Ltd	*Chungbuk*	51%	KRW	3 778 760 000.00
Greater China Region				
Nestlé (China) Limited	Beijing	100%	CNY	250 000 000.00
Nestlé Shuangcheng Limited	Shuangcheng	97.01%	CNY	435 000 000.00
Nestlé Dongguan Limited	Dongguan	100%	CNY	472 000 000.00
Nestlé Tianjin Limited	Tianjin	100%	CNY	785 000 000.00
Nestlé Qingdao Limited	Qingdao	100%	CNY	640 000 000.00
Nestlé Shanghai Limited	Shanghai	95%	CNY	200 000 000.00
Nestlé Dairy Farm Guangzhou Limited	Guangzhou	95.04%	CNY	268 000 000.00
Guangzhou Refrigerated Foods Limited	*Guangzhou*	96.44%	CNY	*122 000 000.00*
Shanghai Fuller Foods Co. Limited	Shanghai	100%	CNY	384 000 000.00
Shanghai Nestlé Product Services Limited	Shanghai	97%	CNY	83 000 000.00
Shanghai Totole Flavouring Food Co. Limited	Shanghai	80%	USD	7 800 000.00
Nestlé Sources Shanghai Limited	Shanghai	100%	CNY	211 000 000.00
Nestlé Sources Tianjin Limited	Tianjin	93.58%	CNY	159 000 000.00
Nestlé Hong Kong Limited	Hong Kong	100%	HKD	250 000 000.00
Sichuan Haoji Food Co. Limited	Chengdu (Head Office)	60%	CNY	80 000 000.00
Alcon Medical Device (Shanghai) Co. Limited*	Shanghai	75.13%	USD	200 000.00
Alcon Hong Kong Limited*	Hong Kong	75.13%	HKD	77 000.00
Nestlé Taiwan Limited	Taipei	100%	TWD	300 000 000.00
Alcon Pharmaceuticals Limited*	Taipei (Branch)	75.13%	CHF	100 000.00
Nestlé Hulunbeir Limited	Erguna	100%	CNY	55 000 000.00
Nestlé Purina PetCare Shanghai Limited	Shanghai	100%	CNY	2 000 000.00
Qatar				
Nestlé Qatar Trading LLC	Doha	49%	QAR	1 680 000.00
Kingdom of Bahrain				
Nestlé Bahrain Trading WLL	Manama, Bahrain	49%	BHD	200 000.00
Singapore				
Nestlé Singapore (Pte) Ltd	Singapore	100%	SGD	1 000 000.00

Companies	City	% capital shareholdings	Currency	Capital
Sri Lanka				
• Nestlé Lanka Ltd	Colombo	90.82%	LKR	537 254 630.00
Listed on the Colombo stock exchange, market capitalisation LKR 6 billion, quotation code (ISIN) LK0128N00005				
International Dairy Products (Pvt) Ltd	Colombo	90.82%	LKR	30 000 000.00
Eastern Food Specialities (Pvt) Ltd	Colombo	90.82%	LKR	20 000 000.00
Syria				
Nestlé Syria Ltd	Damas	100%	SYP	800 000 000.00
Société pour l'exportation des produits Nestlé S.A	Damas	100%	CHF	1 750 000.00
Thailand				
Nestlé Products (Thailand), Inc.	Bangkok (Branch)	100%	USD	1 000 000.00
Quality Coffee Products Ltd	Bangkok	50%	THB	400 000 000.00
Nestlé Foods (Thailand) Ltd	Bangkok	100%	THB	700 000 000.00
Nestlé Trading (Thailand) Ltd	Bangkok	100%	THB	750 000.00
Nestlé Manufacturing (Thailand) Ltd	Bangkok	100%	THB	250 000 000.00
Nestlé (Thai) Ltd	Bangkok	100%	THB	880 000 000.00
Nestlé Dairy (Thailand) Ltd	Bangkok	100%	THB	46 000 000.00
Perrier Vittel (Thailand) Ltd	Bangkok	100%	THB	235 000 000.00
Alcon Laboratories (Thailand) Ltd*	Bangkok	75.13%	THB	2 100 000.00
Vietnam				
Nestlé Vietnam Ltd	Bien Hoa	100%	USD	38 598 000.00
La Vie Joint Venture Company	Long An	65%	USD	2 663 400.00
Oceania				
Australia				
Nestlé Australia Ltd	Sydney	100%	AUD	274 000 000.00
Petersville Australia Limited	Melbourne	100%	AUD	84 702 714.00
Alcon Laboratories (Australia) Pty Ltd*	Frenchs Forest	75.13%	AUD	2 550 000.00
Fiji				
Nestlé (Fiji) Ltd	Ba	100%	FJD	3 000 000.00
New Zealand				
Nestlé New Zealand Limited	Auckland	100%	NZD	300 000.00
Papua-New Guinea				
Nestlé (PNG) Pty Ltd	Lae	100%	PGK	11 850 000.00
French Polynesia				
Nestlé Polynésie S.A.	Papeete	100%	XPF	5 000 000.00
New Caledonia				
Nestlé Nouvelle-Calédonie S.A.	Noumea	100%	XPF	250 000 000.00

2. Affiliated companies for which the method of proportionate consolidation is used (see "Scope of consolidation").

Companies	City	% capital shareholdings	Currency	Capital
Europe				
Germany				
C.P.D. Cereal Partners				
Deutschland GmbH & Co. OHG	Frankfurt am Main	50%	EUR	511 291.88
*Galderma Laboratorium GmbH**	*Düsseldorf*	50%	EUR	*800 000.00*
Austria				
C.P.A. Cereal Partners Handelsgesellschaft				
M.B.H. & Co. OHG	Wien	50%	EUR	145 345.64
Spain				
Cereal Partners España S.A.	Esplugues de Llobregat			
	(Barcelona)	50%	EUR	120 212.42
*Laboratorios Galderma S.A.**	*Madrid*	50%	EUR	*432 480.00*
France				
Cereal Partners France	*Noisiel*	50%	EUR	*3 000 000.00*
Galderma International SAS*	Courbevoie	50%	EUR	879 000.00
Greece				
C.P. Hellas E.E.I.G.	Maroussi	50%	EUR	146 735.14
Hungary				
Cereal Partners Hungaria Kft.	Budapest	50%	HUF	22 000 000.00
Italy				
Galderma Italia S.p.A.*	Milano	50%	EUR	112 000.00
Poland				
Cereal Partners Poland Torun-Pacific Sp. z o.o.	Torun	50%	PLN	14 572 838.00
Portugal				
Cereal Associados Portugal A.E.I.E.	Oeiras	50%	EUR	99 759.58
Czech Republic				
Cereal Partners Czech Republic	Praha	50%	CZK	23 100 000.00
Russia				
Cereal Partners Trading, LLC	Moscow	50%	RUB	5 000 000.00
Sweden				
Galderma Nordic AB*	Bromma	50%	SEK	67 700 000.00

Companies	City	% capital shareholdings	Currency	Capital
United Kingdom				
Cereal Partners U.K.	Welwyn Garden	50%	GBP	0.00
Galderma (U.K.) Ltd*	Herts	50%	GBP	1 500 000.00
Switzerland				
Beverage Partners Worldwide (Europe) AG	Urdorf	50%	CHF	2 000 000.00
Belté Schweiz AG	Urdorf	50%	CHF	3 100 000.00
CPW Operations Sàrl	Prilly	50%	CHF	20 000.00
CP Suisse	Vevey	50%	CHF	0.00
Galderma S.A.*	Cham	50%	CHF	100 000.00
Turkey				
Cereal Partners Gida Ticaret Limited Sirketi	Istanbul	50%	TRY	20 000.00
Americas				
Argentina				
Dairy Partners Americas Argentina S.A.	Buenos Aires	50%	ARS	12 000.00
Dairy Partners Americas Manufacturing Argentina S.A.	Buenos Aires	50%	ARS	12 000.00
Brazil				
Galderma Brasil Limitada*	São Paulo	50%	BRL	19 741 602.00
CPW Brasil Ltda	Cacapava/São Paulo	50%	BRL	37 885 520.00
Dairy Partners Americas Brazil Ltda.	São Paulo	50%	BRL	27 606 368.00
Dairy Partners Americas Manufacturing Brazil Ltda.	São Paulo	50%	BRL	39 468 974.00
Colombia				
Dairy Partners Americas Manufacturing Colombia Ltda.	Bogotá	50%	COP	200 000 000.00
Canada				
Galderma Canada Inc.*	Thornhill (Ontario)	50%	CAD	100.00
Chile				
Cereales CPW Chile Ltda	Santiago de Chile	50%	CLP	3 026 156 114.00
Ecuador				
Dairy Partners Americas Del Ecuador S.A.	Quito	50%	USD	90 000.00
Latinova S.A.	Quito	50%	USD	10 000.00
Ecuajugos S.A.	Quito	50%	USD	122 000.00
United States				
Beverage Partners Worldwide (North America)	Wilmington (Delaware)	50%	USD	0.00
Galderma Laboratories, Inc.*	Fort Worth (Texas)	50%	USD	981.00

Companies	City	% capital shareholdings	Currency	Capital
Mexico				
CPW México S. de R.L. de C.V.	México, D. F.	50%	MXN	132 504 000.00
Cereal Partners México, S.A. de C.V.	México, D. F.	50%	MXN	500 000.00
Galderma México S.A. de C.V.*	México, D. F.	50%	MXN	2 385 000.00
Venezuela				
Corporacíon Inlaca, C.A.	Caracas	50%	VEB	6 584 590 000.00
Asia				
Dubai				
CP Middle East FZCO	Jebel Ali Free Zone Dubai	50%	AED	600 000.00
Indonesia				
P.T. Cereal Partners Indonesia	Jakarta	50%	IDR	956 500 000.00
P.T. AdeS Waters Indonesia	Jakarta	34%	IDR	149 720 000 000.00
P.T. Nestlé Indofood Citarasa Indonesia	Jakarta	50%	IDR	50 000 000 000.00
Malaysia				
Cereal Partners (Malaysia) Sdn. Bhd.	Petaling Jaya	50%	MYR	1 025 000.00
Beverage Partners Worldwide (Malaysia) Sdn. Bhd.	Petaling Jaya	50%	MYR	500 000.00
Greater China Region				
Beverage Partners Worldwide (Pacific) Limited	Hong Kong	50%	HKD	1 000 000.00
Philippines				
CPW Philippines, Inc.	Makati City	50%	PHP	7 500 000.00
Republic of Korea				
Beverage Partners Worldwide Korea Ltd.	Seoul	50%	KRW	50 000 000.00
Galderma Korea Ltd.*	Seoul	50%	KRW	500 000 000.00
Thailand				
Beverage Partners Worldwide (Thailand) Ltd.	Bangkok	49%	THB	20 000 000.00
Oceania				
Australia				
Galderma Australia Pty Ltd.*	Frenchs Forest	50%	AUD	2 700 100.00
CPW Australia	Rhodes	50%	AUD	0.00

Companies	City	% capital shareholdings	Currency	Capital

Principal associated companies for which the equity method is used (see "Scope of consolidation").

Principal associated companies which operate in the food and water sectors, with the exception of those marked with an asterisk (*) which are engaged in the cosmetics and dermatology sectors.

Companies	City	% capital shareholdings	Currency	Capital
Germany				
Alois Dallmayr Kaffee OHG	München	25%	EUR	10 250 000.00
Trinks GmbH	Goslar	49%	EUR	2 360 000.00
Trinks Süd GmbH	München	49%	EUR	260 000.00
France				
• L'Oréal S.A.*	Paris	28.78%	EUR	131 753 932.00
Listed on the Paris stock exchange, market capitalisation EUR 41 billion, quotation code (ISIN) FR0000120321				
Société de Bouchages Emballages Conditionnement Moderne	Lavardac	50%	EUR	10 200 000.00
Argentina				
Union Sancor C.U.L./DPAA Union Transitoria de Empresas	Buenos Aires	25%	ARS	1 000 000.00
Saudi Arabia				
SHAS Company for Water Services Ltd	Riyadh	43.50%	SAR	13 500 000.00
Malaysia				
Premier Milk (Malaysia) Sdn. Bhd.	Kuala Lumpur	25%	MYR	24 000 000.00

Sub-holding, financial and property companies

Companies	City	% capital shareholdings	Currency	Capital
Europe				
Germany				
Nestlé Unternehmungen Deutschland GmbH	Frankfurt am Main	100%	EUR	1 000 000.00
Schöller Holding GmbH & Co KG	Nürnberg	100%	EUR	166 169 861.39
Nestlé Versorgungskasse GmbH	Frankfurt am Main	100%	EUR	60 000.00
Austria				
Nestlé Austria Holding GmbH	Wien	100%	EUR	7 270 000.00
Belgium				
Centre de Coordination Nestlé S.A.	Bruxelles	100%	EUR	7 596 391 600.00
N.V. Alcon Coordination Center*	Puurs	75.13%	EUR	415 000 000.00
Denmark				
Nestlé Danmark Holding A/S	Copenhagen	100%	DKK	203 015 000.00
Hjem-IS Europa A/S	Esbjerg	100%	EUR	17 235 000.00

Companies	City	% capital shareholdings	Currency	Capital
France				
Nestlé Entreprises SAS	Noisiel	100%	EUR	739 559 392.00
Nestlé Finance France S.A.	*Noisiel*	*100%*	*EUR*	*440 000.00*
Nestlé Waters SAS	Paris	100%	EUR	154 893 080.00
Société Immobilière de Noisiel	Noisiel	100%	EUR	22 753 550.00
Société Financière Menier	Noisiel	99.98%	EUR	53 964 945.00
Italy				
Nestlé Finanziaria Italia SpA	Milano	100%	EUR	5 000 000.00
Luxemburg				
Nestlé Waters Powwow European Investments Sàrl	Luxemburg	100%	EUR	12 525.00
Compagnie Financière du Haut-Rhin	Luxemburg	100%	EUR	105 200 000.00
NTC-Europe S.A.	Luxemburg	100%	EUR	3 565 000.00
Netherlands				
East Springs International N.V.	Amsterdam	100%	EUR	25 370 000.00
United Kingdom				
Nestlé Holdings (U.K.) PLC	Croydon	100%	GBP	57 940 000.00
Nestlé Purina Investments (U.K.) Ltd	*New Malden*	*100%*	*GBP*	*1.00*
Nestlé Waters Powwow (U.K.) Holdings Ltd	Croydon	100%	GBP	6 500 001.00
Switzerland				
Entreprises Maggi S.A.	Cham	100%	CHF	100 000.00
Nestlé Finance S.A.	Cham	100%	CHF	30 000 000.00
Rive-Reine S.A.	La Tour-de-Peilz	100%	CHF	2 000 000.00
S.I. En Bergère Vevey S.A.	Vevey	100%	CHF	19 500 000.00
• Alcon Inc.*	Hünenberg	75.13%	CHF	62 911 820.60
Listed on the New York stock exchange, market capitalisation USD 39 760 million, quotation code (ISIN) CH0013826497				
Galderma Pharma S.A.*	Lausanne	50%	CHF	48 900 000.00
Life Ventures S.A.	La Tour-de-Peilz	100%	CHF	30 000 000.00
NTC-Latin America S.A.	Cham	100%	CHF	500 000.00
Beverage Partners Worldwide S.A.	*Urdorf*	*50%*	*CHF*	*14 000 000.00*
Nutrition-Wellness Venture AG	Zürich	100%	CHF	100 000.00
Nestlé Business Services S.A.	Bussigny-près-Lausanne	100%	CHF	100 000.00
Americas				
Barbados				
Lacven Corporation	Barbados	50%	USD	65 179 195.00
Bermuda				
Centram Holdings Ltd	Hamilton	100%	USD	12 000.00
DPA Manufacturing Holding Ltda		50%	USD	23 639 630.00

Companies	City	% capital shareholdings	Currency	Capital
Canada				
Nestlé Capital Canada Ltd	Toronto (Ontario)	100%	CAD	1 010.00
Nestlé Globe, Inc.	Toronto (Ontario)	100%	CAD	106 000 100.00
Ecuador				
Neslandina S.A.	Quito	100%	USD	17 043 150.00
United States				
Nestlé Holdings, Inc.	Norwalk (Connecticut)	100%	USD	100 000.00
Nestlé Capital Corporation	Glendale (California)	100%	USD	1 000 000.00
Nestlé Waters North America Holdings, Inc.	Greenwich (Connecticut)	100%	USD	10 700 000.00
Alcon Capital Corporation*	Fort Worth (Texas)	75.13%	USD	1 000.00
Alcon Holdings, Inc.*	Fort Worth (Texas)	75.13%	USD	12.10
The Stouffer Corporation	Solon (Ohio)	100%	USD	0.00
TSC Holdings, Inc.	Glendale (California)	100%	USD	100 000.00
Mexico				
Ralston Purina Holdings México, S.A. de C.V.	México, D. F.	100%	MXN	254 414 750.00
Panama				
Unilac, Inc.	Panamá City	100%	USD	750 000.00
Alcon Capital and Investment Panama, S.A.*	Panamá City	75.13%	USD	1 000.00
Food Products (Holdings) S.A.	Panamá City	100%	PAB	286 000.00
Asia				
Singapore				
Nestlé TC Asia Pacific (Pte) Ltd	Singapore	100%	SGD	2.00

Companies	City

Technical assistance, research and development companies

Switzerland	
Nestec S.A.	Vevey

Technical, scientific, commercial and business assistance company whose units, specialised in all areas of the business, supply permanent know-how and assistance to operating companies in the Group within the framework of licence and equivalent contracts. It is also responsible for all scientific research and technological development, which it undertakes itself or has done on its behalf by its subsidiary companies. The companies and units involved are:

Research centres	
France	
Nestlé Research Centre Plant Science	Tours
Switzerland	
Nestlé Research Center	Lausanne
Product Technology Centres and Research & Development centres	
Germany	
Nestlé Product Technology Centre Lebensmittelforschung GmbH	Singen
Greater China Region	
Nestlé R&D Center Shanghai Limited	Shanghai
United States	
Nestlé R&D Center, Inc.	*Marysville (Ohio)*
Nestlé R&D Center, Inc.	Solon (Ohio)
Nestlé Purina Product Technology Center	*St. Louis (Missouri)*
Alcon Research Ltd*	Fort Worth (Texas)
*Galderma R&D Inc.**	*Cranbury (New Jersey)*
France	
Nestlé Product Technology Centre	Beauvais
Nestlé Product Technology Centre	Lisieux
Nestlé Purina PetCare R&D Centre Amiens	Aubigny
Galderma R&D S.n.c.*	Biot
Nestlé Waters PTC, Vittel	Paris
United Kingdom	
Nestlé Product Technology Centre	York
Israel	
Nestlé R&D Centre Sderot, Ltd.	Sderot
Singapore	
Nestlé R&D Center (Pte) Ltd	Singapore
Switzerland	
Nestlé Product Technology Centre	Konolfingen
Nestlé Product Technology Centre	Orbe

139th Annual Report of Nestlé S.A.

Income statement for the year ended 31 December 2005

In millions of CHF	Notes	2005	2004
Income			
Income from Group companies	1	4 500	3 301
Financial income	2	743	175
Profit on disposal of fixed assets	3	22	41
Other income		24	24
Total income		5 289	3 541
Expenses			
Investment write downs	4	187	262
Administration and other expenses	5	126	134
Financial expense	6	112	92
Total expenses before taxes		425	488
Profit before taxes		4 864	3 053
Taxes	7	426	209
Profit for the year	19	4 438	2 844

Balance sheet as at 31 December 2005
before appropriations

In millions of CHF	Notes	2005	2004
Assets			
Current assets			
Liquid assets	8	3 448	2 970
Receivables	9	1 097	627
Prepayments and accrued income		123	17
Total current assets		**4 668**	**3 614**
Fixed assets			
Financial assets	10	28 538	27 968
Intangible assets	13	–	–
Tangible fixed assets	14	–	–
Total fixed assets		**28 538**	**27 968**
Total assets		**33 206**	**31 582**
Liabilities and equity			
Liabilities			
Short term payables	15	5 381	3 721
Accruals and deferred income		256	114
Long term payables	16	239	229
Provisions	17	1 509	3 021
Total liabilities		**7 385**	**7 085**
Equity			
Share capital	18/19	404	404
Legal reserves	19	6 392	6 392
Special reserve	19	14 587	14 856
Retained earnings	19	4 438	2 845
Total equity		**25 821**	**24 497**
Total liabilities and equity		**33 206**	**31 582**

Annex to the annual accounts of Nestlé S.A.

Accounting policies

General
Nestlé S.A. (the Company) is the ultimate holding company of the Nestlé Group which comprises subsidiaries, associated companies and joint ventures throughout the world. The accounts are prepared in accordance with accounting principles required by Swiss law. They are prepared under the historical cost convention and on the accruals basis.

Foreign currency translation
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward contract. Non-monetary assets and liabilities are carried at historical rates. Monetary assets and liabilities in foreign currencies are translated at year end rates. Any resulting exchange differences are included in the respective income statement captions depending upon the nature of the underlying transactions. The aggregate unrealised exchange difference is calculated by reference to original transaction date exchange rates and includes hedging transactions. Where this gives rise to a net loss, it is charged to the income statement whilst a net gain is deferred.

Hedging
The Company uses forward foreign exchange contracts, options, financial futures and currency swaps to hedge foreign currency flows and positions. Unrealised foreign exchange differences on hedging instruments are matched and accounted for with those on the underlying asset or liability. Long term loans, in foreign currencies, used to finance investments in participations are generally not hedged.

The Company also uses interest rate swaps to manage interest rate risk. The swaps are accounted for at fair value at each balance sheet date and changes in the market value are recorded in the income statement.

Income statement
Not currently transferable income is recognised only upon receipt. Dividends paid out of pre-acquisition profits are not included under income from Group companies; instead they are credited against the carrying value of the participation.

In accordance with Swiss law and the Company's articles of association, dividends are treated as an appropriation of profit in the year in which they are ratified at the Annual General Meeting rather than as an appropriation of profit in the year to which they relate.

Taxes
This caption includes taxes on profit, capital and withholding taxes on transfers from Group companies.

Financial assets
The carrying value of participations and loans comprises the cost of investment, excluding the incidental costs of acquisition, less any write downs.

Participations located in countries where the political, economic or monetary situation might be considered to carry a greater than normal level of risk are carried at a nominal value of one franc.

Participations and loans are written down on a conservative basis, taking into account the profitability of the company concerned.

Marketable securities are valued at the lower of cost and market value.

Own shares held to cover option rights in favour of members of the Group's Management are carried at exercise price if lower than cost. Own shares held for trading purposes are carried at cost as are own shares earmarked to cover warrants attached to a bond issue of an affiliated company. Own shares repurchased for the buy-back programmes are carried at cost.
All gains and losses on own shares are recorded in the income statement.

Intangible assets

Trademarks and other industrial property rights are written off on acquisition or exceptionally over a longer period. In the consolidated accounts of the Group this item has a different treatment.

Tangible fixed assets

The Company owns land and buildings which have been depreciated in the past to one franc. Office furniture and equipment is fully depreciated on acquisition.

Provisions

Provisions recognise contingencies which may arise and which have been prudently provided. A provision for uninsured risks is constituted to cover general risks not insured with third parties, such as consequential loss. Provision for Swiss taxes is made on the basis of the Company's taxable capital, reserves and profit for the year. A general provision is maintained to cover possible foreign taxes liabilities.

Employee benefits

Employees are eligible for retirement benefits under a defined benefit plan provided through separate funds.

Prepayments and accrued income

Prepayments and accrued income comprise payments made in advance relating to the following year, and income relating to the current year which will not be received until after the balance sheet date (such as interest receivable on loans or deposits). Revaluation gains on open forward exchange contracts at year end rates, as well as the result of the valuation of interest rate swaps, are also included in this caption.

Accruals and deferred income

Accruals and deferred income comprise expenses relating to the current year which will not be paid until after the balance sheet date and income received in advance, relating to the following year. Revaluation losses on open forward exchange contracts at year end rates, as well as the result of the valuation of interest rate swaps, are also included in this caption.

Notes to the annual accounts

1. Income from Group companies

This represents dividends of the current and prior years and other net income from Group companies.

2. Financial income

In millions of CHF	2005	2004
Net result on loans to Group companies	595	59
Other	148	116
	743	175

The significant improvement in interest income results mainly from the strengthening of foreign currencies against the Swiss Franc and its impact on the net result on loans to Group Companies. Last year, the opposite situation led to substantial unrealised exchange losses.

3. Profit on disposal of fixed assets

This represents mainly the net gains realised on the sale of trademarks and other industrial property rights previously written down.

4. Investment write downs

In millions of CHF	2005	2004
Participations and loans	148	–
Trademarks and other industrial property rights	39	262
	187	262

5. Administration and other expenses

In millions of CHF	2005	2004
Salaries and welfare expenses	64	58
Other expenses	62	76
	126	134

6. Financial expense

In millions of CHF	2005	2004
Interest on loans from Group companies	93	91
Other	19	1
	112	92

7. Taxes

This includes withholding taxes on income from foreign sources, as well as Swiss taxes for which adequate provisions have been established.

8. Liquid assets

In millions of CHF	2005	2004
Cash and cash equivalents	396	699
Short term investments	–	74
Marketable securities	3 052	2 197
	3 448	2 970

9. Receivables

In millions of CHF	2005	2004
Amounts owed by Group companies (current accounts)	797	538
Other receivables	300	89
	1 097	627

10. Financial assets

In millions of CHF	2005	2004
Participations in Group companies (see note 11)	14 734	16 107
Loans to Group companies (see note 12)	12 376	10 477
Own shares	1 414	1 085
Other investments	14	299
	28 538	27 968

Own shares of the Company are
- held in order to allow the exercise of option rights by members of the Group's Management (244 770 options were outstanding at the close of 2005, all of which may be exercised in the year 2006);
- repurchased for the buy-back programmes
  - first programme (completed) : 2 784 300 shares at a cost of CHF 1000 million;
  - second programme (current) : 875 000 shares at a cost of CHF 344 million.

11. Participations in Group companies

In millions of CHF	2005	2004
At 1 January	16 107	13 814
Net increase	1 082	2 495
Write downs	(2 455)	(202)
At 31 December	**14 734**	**16 107**

The net increase in participations represents in particular
- additional funding, through capital increases, of a number of Group companies mainly in Luxemburg and Great Britain;
- the purchase, on the stock exchange or from third parties, of shares of some of our affiliated companies, to increase the participations already held, mainly in Israel and Malaysia;
- acquisition of participations in various companies; and
- the purchase from affiliated companies of certain existing participations.

The carrying value of participations continues to represent a conservative valuation having regard to both the income received by the Company and the net assets of the Group companies concerned.

A list of the most important companies held, either directly by Nestlé S.A. or indirectly through other Group companies, with the percentage of the capital controlled, is given in the section "Consolidated Financial Statements of the Nestlé Group".

12. Loans to Group companies

In millions of CHF	2005	2004
At 1 January	10 477	10 397
New loans	1 776	1 400
Repayments and write downs	(859)	(792)
Realised exchange differences	(17)	(5)
Unrealised exchange differences	999	(523)
At 31 December	12 376	10 477

Loans granted to Group companies are usually long term to finance investments in participations.

13. Intangible assets

All intangible assets have been fully written off.

14. Tangible fixed assets

These are principally the land and buildings at Cham and at La Tour-de-Peilz. Nestlé Suisse S.A., the principal operating company in the Swiss market, is the tenant of the building at La Tour-de-Peilz. The "En Bergère" head office building in Vevey is held by a property company, which is wholly owned by Nestlé S.A.

The fire insurance value of buildings, furniture and office equipment at 31 December 2005 and 2004 amounted to CHF 25 million and 22 million, respectively.

15. Short term payables

In millions of CHF	2005	2004
Amounts owed to Group companies	5 230	3 697
Other payables	151	24
	5 381	3 721

16. Long term payables

Amounts owed to Group companies represent a long-term loan issued in 1989. The carrying value increased by CHF 10 million to CHF 239 million as a result of an unrealised exchange difference arising in 2005.

17. Provisions

In millions of CHF						2005	2004
	Fiscal rollover "remploi"	Uninsured risks	Exchange risks	Swiss & foreign taxes	Other	Total	Total
At 1 January	2 455	475	–	57	34	**3 021**	3 229
Provisions made in the period			864	132	30	**1 026**	79
Amounts used	(2 455)			(48)	(25)	**(2 528)**	(273)
Unused amounts reversed				(8)	(2)	**(10)**	(14)
At 31 December	–	475	864	133	37	**1 509**	3 021

In 2002, a fiscal rollover ("remploi") provision was made to defer the gains on the sale of 25% of Alcon Inc. and on the disposal of FIS S.A. This provision has been fully utilised during the year for the write down of participations acquired in 2005 and previous years.

The provision for exchange risks includes the unrealised net exchange gains on the revaluation of foreign exchange positions and any associated forward cover at year-end.

18. Share capital

	2005	2004
Number of registered shares of nominal value CHF 1 each	403 520 000	403 520 000
In millions of CHF	404	404

According to article 6 of the Company's Articles of Association, no natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital. In addition, article 14 provides that, on exercising the voting rights, no shareholder, through shares owned or represented, may aggregate, directly or indirectly, more than 3% of the total share capital.

At 31 December 2005, the Share Register showed 115 765 registered shareholders. If unprocessed applications for registration and the indirect holders of shares under American Depositary Receipts are also taken into account, the total number of shareholders probably exceeds 250 000. The Company was not aware of any shareholder holding, directly or indirectly, 3% or more of the share capital.

Conditional increase in share capital
According to the Articles of Association, the share capital may be increased, through the exercise of conversion or option rights, by a maximum of CHF 10 000 000 by the issue of a maximum of 10 000 000 registered shares with a nominal value of CHF 1 each. Thus the Board of Directors has at its disposal a flexible instrument enabling it, if necessary, to finance the activities of the Company through convertible debentures or the issue of bonds with warrants.

Concerning the share capital in general, refer also to the Corporate Governance Report.

19. Changes in equity

In millions of CHF

	Share capital	General reserve [a]	Reserve for own shares [a][b]	Special reserve	Retained earnings	Total
At 1 January 2005	404	3 773	2 619	14 856	2 845	24 497
Transfer from the special reserve				(343)	343	–
Profit for the year					4 438	4 438
Dividend for 2004					(3 114)	(3 114)
Movement of own shares		3	(3)			–
Dividend on own shares held on the payment date of 2004 dividend				28	(28)	–
Dividend on own shares in respect of which the corresponding option rights were not exercised by the payment date of 2004 dividend				46	(46)	–
At 31 December 2005	**404**	**3 776**	**2 616**	**14 587**	**4 438**	**25 821**

[a] The general reserve and the reserve for own shares constitute the legal reserves.
[b] See Note 20

20. Reserve for own shares

At 31 December 2004, the reserve for own shares amounting to CHF 2619 million, represented the cost of 7 808 609 freely available shares acquired by a Group company (of which, 6 073 311 shares were reserved to cover options rights granted since 2001 in favour of members of the Group's Management), as well as 572 330 shares reserved to cover option rights granted up to the year 2000, 3 524 490 shares earmarked to cover warrants attached to bond issues of an affiliated company and 4 262 759 shares held for trading purposes.

During the year, a total of 4 309 660 shares have been acquired at a cost of CHF 1553 million (of which, 2 784 300 shares repurchased at a cost of CHF 1000 million for the first buy-back programme completed in October and 875 000 shares at a cost of CHF 344 million for the second programme initiated in November) and 3 903 454 shares have been sold for a total amount of CHF 1298 million (including 764 967 that represented shares for which options were exercised during the year). Moreover, 1 287 940 shares (CHF 360 million) have been delivered against warrants at the maturity of a bond issue of an affiliated company.

At 31 December 2005, 7 779 983 freely available shares were held by a Group company at an acquisition cost of CHF 26 million. The Board of Directors has decided that these shares will be earmarked for Nestlé Group companies' remuneration plans in Nestlé S.A. shares and options thereon (including the Share Plan of the Board of Directors, the Short Term Bonus-Share Plan of the Executive Board, the Restricted Stock Unit Plan and the Management Stock Option Plan 2001 onwards, under which a total of 5 626 061 options was outstanding at 31 December 2005). As long as these shares are held by the Group company, they will be recorded in the Share Register as being without voting rights and will not rank for dividends. In addition to these, 3 659 300 shares were repurchased for the buy-back programmes, 1 372 101 shares were held for trading purposes, 244 770 shares were reserved to cover Management option rights granted before 2001 and 2 230 300 shares were earmarked to cover warrants attached to a bond issue of an affiliated company. As long as the options and warrants are not exercised, or the shares sold, these shares are also recorded in the Share Register as being without voting rights and do not rank for dividends.

The total of 15 286 454 own shares held at 31 December 2005 represents 3.8% of the Nestlé S.A. share capital (16 168 188 own shares were held at 31 December 2004, representing 4.0% of Nestlé S.A.'s share capital).

21. Contingencies

At 31 December 2005 and 2004, the total of the guarantees for credit facilities granted to Group companies and Commercial Paper Programs, together with the buy-back agreements relating to notes issued, amounted to CHF 13 703 million and CHF 12 275 million, respectively.

Proposed appropriation of profit

In CHF	2005	2004
Retained earnings		
Balance brought forward	383 115	615 026
Profit for the year	4 437 571 693	2 844 070 921
	4 437 954 808	2 844 685 947
We propose the following appropriations:		
Transfer from the special reserve	–	(343 000 000)
Dividend for 2005, CHF 9.– per share on		
388 233 546 shares (2004: CHF 8.– on 387 351 812 shares)	3 494 101 914	3 098 814 496
Dividend for 2005, CHF 9.– per share on		
4 007 359 shares reserved for the option rights which may be		
exercised in the year 2006, on 2 230 300 shares to cover		
warrants and on 1 372 101 shares held for		
trading purposes [a] (2004: CHF 8.– on 11 061 042 shares)	68 487 840	88 488 336[b]
	3 562 589 754	2 844 302 832
Balance to be carried forward	**875 365 054**	**383 115**

[a] The dividends on those shares for which the option rights will not have been exercised by the date of the dividend payment will be transferred to the special reserve. Dividends on shares held for trading purposes and to cover warrants issued, and which are still held at the date of the dividend payment will also be transferred to the special reserve.

[b] Of the total of CHF 88 488 336, CHF 14 934 720 were actually paid as dividends, whilst the balance of CHF 73 553 616 has been transferred to the special reserve.

If you accept this proposal, the gross dividend will amount to CHF 9.– per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 5.85 per share will be payable as from Wednesday, 12 April 2006, by bank transfer to the shareholders account or by cheque, in accordance with instructions received from the shareholders.

Cham and Vevey, 22 February 2006
The Board of Directors

Report of the statutory auditors

to the General Meeting of Nestlé S.A.

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and annex) of Nestlé S.A. for the year ended 31 December 2005.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, financial statements and the proposed appropriation of retained earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Scott Cormack
Auditor in charge

Stéphane Gard

London and Zurich, 22 February 2006

Concept and design: Nestec Ltd., Vevey (Switzerland)
Printed in Switzerland 3.2006


Nestlé

The Nestlé concept of corporate social responsibility

as implemented in Latin America



Contents

Front, inside and back covers: Farmer Rufino Chindicué (front cover) and son Luis (inside back cover) supply milk to Nestlé. Three decades ago, Nestlé created a milk district in Caquetá, Colombia, to ensure a reliable, high quality supply and create opportunity for area farmers.
Within the district, Nestlé supported projects to breed hardier cows and promote grazing on the highly nutritious, native *brachiaria* grass (inside front cover). With better nutrition, cows now produce five times more milk. Farmer incomes rose and the local infrastructure improved greatly. The Caquetá milk district, discussed on page 20, shows how Nestlé creates value for the company and society at large

An introductory discussion

With Peter Brabeck-Letmathe, Chairman and CEO, Nestlé and Mark Kramer, Senior Fellow, Centre for Business and Government, John F. Kennedy School of Government, Harvard University and Managing Director, Foundation Strategy Group (FSG)

Mark Kramer: In this report, we focus on the idea of Creating Shared Value as the keystone of corporate social responsibility and sustainability. Why do you feel this is appropriate for Nestlé?

Peter Brabeck-Letmathe: To us, corporate social responsibility is not something that is imposed from the outside, but is an inherent part of the Nestlé business strategy and *Nestlé Business Principles*, which guide the way we operate.

As stewards of large amounts of shareholders' capital, it is my firm belief that, in order for a business to create value for its shareholders over the long term, it must also bring value to society. In the very first edition of the *Nestlé Management and Leadership Principles*, we stated clearly: "Our investments must be good for the countries where we operate, as well as good for the company." Therefore, while corporate social responsibility and sustainability represent a set of useful principles and practices, we believe that the true test of a business is whether it creates value for society over the long term. This is particularly true in developing countries, where we often need to improve business conditions, improve the capabilities of farmers, create a skilled workforce and develop improved standards in order to operate successfully. Nearly half our factories are in the developing world; they must meet the same standards for food quality, safety and business practices that we have in the developed world.

This is why Nestlé's future and success is inextricably linked to the future of the 100-plus countries where we operate, and why I think your work with Prof. Michael Porter from Harvard Business School on the interdependence between business development and social impacts gives us a robust basis from which to work.

MK: Latin America is a particularly important continent from a development perspective: what does it mean for Nestlé?

PB-L: Our previous report described our commitment to Africa. Latin America has also been a great opportunity and



“We believe that the true test of a business is whether it creates value for society over the long term”

Peter Brabeck-Letmathe,
Chairman and CEO, Nestlé



challenge for us; it is a complex continent that deserves recognition for its development achievements and our engagement for its further progress.

We asked you to examine our work in Latin America because it is where, in 1921, we built our first factory in the developing world. It is also where, as a Nestlé manager, I lived and worked for 17 years (in Chile, Ecuador and Venezuela) and personally experienced how social progress and business are strongly related. Here is a continent that has experienced extraordinary progress, as well as vast economic upheavals and poverty. Despite these challenges, we have always maintained and expanded our operations in the region from that first factory to our 72 factories today. In the process, we invested in generations of talented employees, passed on our values and skills, and provided our people with a stable source of income and benefits for their families. They, in turn, built the basis for our growth in the region and for spreading these benefits to new employees.

But first, we needed to work with the farmers, helping them to be productive and successful so that they could supply us with high quality milk, coffee and other raw materials. Today, our milk district in Brazil is larger than the country of Switzerland, and it has made a major difference in economic development and improved standards of living for area farmers and their families.

We have invested heavily to strengthen our supply chain, and found many ways to tie local needs and opportunities to our business objectives. In the process, we tried to improve business standards and increase the value created at each stage of our business chain.

For example, look at the invention of *Nescafé*. In the 1930s, Brazil had a vast surplus of coffee. Entire crops were going to waste, and the government was helpless to deal with the situation. They asked for assistance, and we developed the method to process and preserve the excess supply. *Nescafé* kept numerous farmers from bankruptcy at the time, and now it is one of our most important products. Today, we have many sustainable coffee initiatives, which supply *Nescafé* and *Nespresso*.

We can look at more recent examples: when we recently created the Dairy Partners Americas (DPA: a joint venture with Fonterra), it built on Nestlé's 80 years' experience in improving agricultural practices and milk collection facilities throughout the region. Our investments in wastewater treatment set the standard for our industry and raised the bar for other companies in Latin America. Our nutrition experts worked with health ministries to combat malnutrition by developing nationwide nutrition programmes in a number of countries, including Chile. These are just a few examples of our commitment to this region, expressed not in years, but decades of work. We are now seeing the fruits of our long-term investment in this growing region.

MK: How does this approach to business influence Nestlé's public perception?

PB-L: I think the degree to which this report develops and quantifies the concept of shared value creation will help distinguish us in the broader debate on corporate responsibility and stimulate further discussion in this particular area. We also believe that corporate responsibility must begin by affirming business' unique capacity to create wealth and benefit society through long-term value creation; and this report explores the concept to an extent that to my knowledge has not previously been undertaken. We have let Nestlé's results speak for themselves in this context, which we think add more value than taking a public position on partisan issues or advertising what a good company we are.

We need to continue to improve our understanding of how we can contribute to society in a way that reinforces our business model. We must also understand when others perceive we are harming society or the environment, investigate their claims objectively, and where they are grounded, work to correct them. There will always be concerns and objections raised by all parts of society, and we need to study them carefully, but the worst response is to jump immediately on a CSR bandwagon or cover the problems over with a public relations campaign. We must learn to handle genuine concerns in a positive, forward-looking way that is consistent with our core business principles.

We must also do a better job of informing people about Nestlé so that consumers understand the way that Shared Value Creation and corporate responsibility are embedded in our brands. Our consumers feel an emotional connection when they buy our products, and they will not feel good about their purchase if they think we are a company that behaves badly. We want our consumers to understand the large positive impact that Nestlé has on communities around the world, just as we describe in this report, so that they will feel even better about our brands and our products.

“

We have invested heavily to strengthen our supply chain, and found many ways to tie local needs and opportunities to our business objectives



Peter Brabeck-Letmathe,
Chairman and CEO, Nestlé

Nestlé Chairman and CEO Peter Brabeck-Letmathe and senior government leaders visit a coffee research centre in Veracruz, Mexico



After all, when consumers buy our products, they participate in the process of shared value creation, which enables us to provide safer food, better nutrition and a better quality of life for small rural farmers in developing countries around the world. We want them to understand the social benefits they are helping to create and feel proud of that when they choose a Nestlé product.

MK: What opportunities does the concept of Creating Shared Value open for Nestlé?

PB-L: In Latin America, there is still potential to advance sustainable agricultural practices and market new products that meet the needs of tomorrow's consumers. Much of our work in agriculture involves cross-sector partnerships, where we marry our technical expertise and research in crop optimisation with our partners' local community knowledge. In the process, we help farmers increase their productivity and help ensure access to high quality crops for our business. This includes the Sustainable Agriculture Initiative (SAI), which Nestlé helped to found, and many other efforts.

Poverty and malnutrition continue to exist in many parts of the region, and we can make a difference both through our operations and community programmes. We employ more than 38 000 people in Latin America, have created nearly 10 000 new jobs in the region in the last 20 years, and helped develop new businesses both upstream and downstream of our operations. We need to think about how to evolve our business models so we can reach further into disadvantaged segments of society with our products and help improve their quality of life. This includes nutritious products that reach more people at the "base of the pyramid". And we continue with nutrition education throughout the continent, where we have already been able to create a dialogue with hundreds of thousands of children, their families and communities.

Beyond Latin America, I would like Nestlé to become more systematic and structured in the way we create shared value for our business and for society around the world. Our strong business principles and the dedication of our employees has taken us very far, but we need to develop a methodology that guides us in maximising the shared value we create at every point in our value chain for every product we produce and in every region where we operate. It is my hope that this model, introduced in the following section and illustrated throughout this report, will ensure Nestlé creates greater value for all its stakeholders in the future.

A framework for Creating Shared Value

Mark Kramer's recent work with Professor Michael Porter of Harvard Business School looks at corporate social responsibility in terms of Creating Shared Value. "'Creating Shared Value' is a very different approach to CSR," he says, "because it is not focused on meeting a set of standard external criteria, or on philanthropy. Rather, we are talking about creating social and environmental benefit as a part of making a company competitive over the long term. The idea of winners and losers doesn't fit this model of CSR: business can help societies progress and all sectors can help business improve and flourish."

'Creating Shared Value' is a very different approach to CSR, because it is not focused on meeting a set of standard external criteria, or on philanthropy. The idea of winners and losers doesn't fit this model of CSR



Mark Kramer, Senior Fellow, Center for Business and Government, John F. Kennedy School of Government, Harvard University and Managing Director, Foundation Strategy Group (FSG)

No business can long survive in a failed society, and no society can long survive without a strong economy. Business is the sole creator of wealth, and the origin of all income and tax revenues, as well as charitable contributions. In a sound economy, people can afford both the necessities and the pleasures of life.

At the same time, businesses depend on healthy and educated employees, a stable and transparent government and access to sustainable natural resources. These social and environmental dynamics form the context in which businesses derive their financial success and competitive advantage. This interdependence between business and society is the logical starting place to construct a framework for corporate responsibility.

Businesses create social and environmental impacts – both positive and negative – through the daily operations of their value chain. In addition, they have the opportunity to use their resources outside the ordinary course of business through social investments that strengthen the context in which they operate. These two dimensions, value chain impacts and contextual investments, are the fundamental tools of corporate responsibility. The more tightly they are linked to the core business strategy of a company, the more value can be created for both the business and society.

Developing a model for corporate responsibility, therefore, depends on studying a company's value chain to understand the social and environmental consequences of its activities and the external resources required to perform those activities well.

The perspective as it applies to Nestlé

Nestlé is a complex global corporation that every day sells millions of products under thousands of brands worldwide. It is one of the world's largest purchasers of basic foodstuffs such as coffee, cocoa and milk. Yet the value chain of this vast enterprise can be simplified to three basic steps: agriculture and sourcing, manufacturing and distribution, and products and consumers.

Nestlé's activities at each step of the value chain have the potential to produce social benefits. Through its purchasing practices, Nestlé helps improve the economic level of hundreds of thousands of small farmers around the world. Through its operations, the company raises standards for food safety and employment practices. Through the research and development of its products, it helps consumers meet their nutritional needs, contributing in enjoyable ways to their health and wellbeing.

Of course, every step in the value chain also has the potential for harmful consequences. Without sustainable growing practices, farms can deplete natural resources, and farmers can be marginalised. Operations can cause pollution, and consumer products can create health risks such as

Nestlé's simplified value chain

Agriculture and sourcing ▶ **Manufacturing and distribution** ▶ **Products and consumers**

obesity. To fulfil its corporate responsibilities, Nestlé must not only produce social benefits, it must work assiduously to eliminate any possible harmful social or environmental impacts from its value chain.

Our study concludes that Nestlé has invested heavily in improving the economic and competitive context beyond its ordinary production activities in the regions where it operates. For example, in the Caquetá region in Colombia, Nestlé helped dairy farmers increase their milk production five-fold through nutritional supplements for their cows, while simultaneously improving the quality of their milk. This helped them earn above-market prices. Better agricultural practices strengthen Nestlé's core businesses; they also help farmers earn a better living by producing higher food outputs using fewer natural resources. This is a critical outcome for society at a time when global caloric consumption is set to double in the coming 25 years.

An external perspective of Nestlé's approach to Creating Shared Value

Nestlé retained our consulting firm, FSG, to study Nestlé's corporate responsibility practices and recommend ways in which the company could better align those practices with its overall corporate strategy. In addition, Nestlé asked us to gather information about the social impact that the company has had over several decades of work in Latin America, and to document those efforts in this report as an example of the company's approach to Creating Shared Value worldwide.

In preparing this report, FSG was given access to significant internal information provided by Nestlé managers. We analysed Nestlé's business from a social and environmental impact point of view based primarily on company documents and testimonials with people both inside and outside the company. Our research clearly demonstrates that Nestlé has had a profound and positive impact on the people and environment in Latin America, and we are pleased to be able to tell this story.

Nestlé's approach to Creating Shared Value and its fit with the framework developed by Mark Kramer and Professor Michael Porter

Many companies treat corporate responsibility as a separate department isolated from the day-to-day operations of the

A framework for Creating Shared Value

	Agriculture and sourcing	Manufacturing and distribution	Products and consumers
Value chain impacts	**Purchasing practices** ● Sourcing for quality and sustainability ● Research and development for better yields	**Environmental, labour and safety practices** ● Food safety through improved standards of operations ● Labour practices for mutual benefit ● Improved environmental standards	**New/renovated products for nutrition, health and wellness** ● Research for consumer benefit ● Consumer nutrition, health and wellness
Building a context for growth	**Agricultural and supplier development** ● Knowledge transfer and farm assistance ● Partnerships for sustainable agriculture	**Better food safety standards and workforce development** ● Risk management for food safety ● Creation of employment opportunities in the community	**Increase knowledge and awareness for healthy nutrition and lifestyles** ● Knowledge and education for healthy nutrition and lifestyles
Value for Nestlé	**Access to raw materials at specified quality and foreseeable price**	**Premium food manufacturer**	**Profitable growth from superior product benefits**
Value for society	**Higher food output using fewer resources**	**Higher food production standards**	**Wider access to food, and improved nutrition and health**

Nestlé's philosophy: a long-term perspective
Mark Kramer

Nestlé adheres to a comprehensive set of business principles that reflects both the company's commitment to long-term successful business development and the necessity to improve short-term results. These principles build the foundation for Creating Shared Value. They link the ambition to meet the needs of consumers and shareholders with the commitment to respect people and the environment. They serve as a vital point of reference for all Nestlé employees, demanding constant awareness of society's evolving expectations. We applaud these principles, and have summarised them here.

The *Nestlé Management and Leadership Principles*, and the *Nestlé Corporate Business Principles*
Creating value for shareholders and consumers, employees and business partners, and the local communities and national economies in which Nestlé operates is central to *Nestlé Corporate Business Principles* and *Nestlé Management and Leadership Principles* (available at *www.nestle.com*). Creating value demands personal courage, curiosity, flexibility and the ability to develop people, to take initiative and adapt to evolving circumstances.

The wellbeing of consumers and employees is at the forefront of the *Principles*. People form the strength of the company: their knowledge and commitment leads to business innovation, high-quality products and brands, and improved living conditions in communities throughout the world. Nestlé relies on their strong work ethic, integrity, honesty, and quality. Developing and respecting each other is a fundamental basic value at Nestlé.

Business principles
Nestlé leaders follow a set of core business principles. They must abide by them in harmony with local legislation as well as cultural and religious diversity. Important elements include:
- Meeting consumer needs for nutrition, enjoyment, and quality they can trust.
- Abiding by all local laws, and seeking additional guidance from voluntary business principles when local standards are insufficient.

The *Nestlé Corporate Business Principles* deal with the primary impacts of Nestlé's value chain activities and cover the following issues: relationship with suppliers and business partners including conflicts of interest, sourcing agricultural materials, human rights, human resources and the workplace, child labour, protection of the environment, the Nestlé water policy, consumers and consumer safety, communication with consumers, infant health and nutrition, the infant formula marketing policy, competition and external relations, national legislation and international recommendations, compliance and guidelines for contributions.

Additionally, the document incorporates the *Corporate Governance Principles,* which cover four basic areas: the rights and responsibilities of shareholders, the equitable treatment of shareholders, the duties and responsibilities of the Board of Directors, and disclosure and transparency.

Auditing of business principles
Principles only make a difference when they are followed. As a result, Nestlé's corporate auditors not only audit the company's financial records, they also apply a checklist derived from the *Business Principles* to every Nestlé location in every country on a rotating basis. Reports are presented to the appropriate Nestlé managers and any significant finding is also reported to the Audit Committee. Nestlé has initiated an external audit programme called CARE, through which independent outside auditors verify the application of the company's standards in the area of human resources, workplace health & safety and environmental practices throughout its global manufacturing network. In addition, Nestlé commissions special audits by outside social auditors in particular areas of concern.

company. However, Nestlé's approach to Creating Shared Value means that the social impacts of every corporate activity must be considered. In this way, there is a very natural fit between Nestlé's approach and the value chain analysis at the root of our framework.

In fact, we used our framework to organise this report. Each step of the Nestlé value chain is described in sequence, using specific instances to illustrate both the impact of Nestlé's internal activities, and the depth of the company's social investment in its communities. The result is a view of a company that affects the well-being of millions of lives every day, operating with a long-term perspective that goes well beyond the conventional models of corporate responsibility. Nestlé still faces many challenges, of course, but the company clearly recognises the need for full alignment between the interests of the business and society, consistent with our framework, in order to create the greatest possible shared value.

Recommendations for the future

Nestlé must build on its legacy of shared value creation, moving beyond individual initiatives to encompass its entire global value chain of activities. The first step, we believe, is to set goals and to measure progress against them on a global basis in the areas of agricultural development, manufacturing impacts, and consumer benefit and education in order to tighten the link between Nestlé's strategy and its social responsibility. The company has already developed best practices in different regions and at different points along its value chain, many of which we have captured in this report. Until more success stories are replicated across all of Nestlé's markets, it will not be clear whether they are merely excellent initiatives or if they truly represent a mode of operation that is embedded in corporate strategy.

Nestlé recognises that it cannot work alone, and is building partnerships to address specific social problems that arise in its value chain. For example, the company helped build an open platform – the Sustainable Agriculture Initiative – that now includes 20 food-related companies working to promote sustainable agriculture. This very promising development should be applied in other areas, such as consumer nutrition, where Nestlé is only one of many companies that affect the issue.

Finally, Nestlé should become more explicit and affirmative with respect to its desired social impacts. Publicly committing to deliver measurable results on key social issues can bring great credibility to a company and, at the same time, help focus internal resources on effective execution.

As this report demonstrates, Nestlé has already done a great deal to create shared value for the business and society at large, but there remain many opportunities to increase its focus and achieve even greater benefits for all of its stakeholders.

The United Nations Global Compact

Nestlé fully supports the United Nations Global Compact's 10 principles on human rights, labour, the environment and corruption. All principles are an integral part of the relevant sections of the latest edition of the *Nestlé Corporate Business Principles* and evidence of progress against each dimension can be found in the following examples in this report:

Human Rights

Nestlé aims to: "Support and respect the protection of international human rights within its sphere of influence" (principle 1) and "ensure that its own companies are not complicit in human rights abuses" (principle 2).

○In this report, we show how Nestlé agricultural projects – for example those shown on pages 16 and 20 with coffee and milk farmers – support basic human rights such as security and a fair income.

Labour

Nestlé upholds: "Freedom of association and the effective recognition of the right to collective bargaining" (principle 3); "the elimination of all forms of forced and compulsory labour" (principle 4); "the effective abolition of child labour" (principle 5) and "the elimination of discrimination in respect of employment occupation" (principle 6).

○In this report, sections of particular interest include the reference to our labour practices in Brazil and Colombia, pages 34 to 39.

Environment

Nestlé: "Supports a precautionary approach to environmental challenges" (principle 7); "undertakes initiatives to promote greater environmental responsibility" (principle 8) and "encourages the development and diffusion of environmentally friendly technologies" (principle 9).

○Quantified evidence of Nestlé's progress against these principles in Latin America can be found in the section on Nestlé and the environment, on pages 39 to 47. Of particular significance is the example of our Graneros factory on page 42.

Corruption

Nestlé "works against all forms of corruption, including extortion and bribery" (principle 10) in Latin America, just as it does worldwide, through its zero tolerance policy on corruption. Nestlé insists on honesty, integrity and fairness in all aspects of its business and we expect the same in our relationships with all business partners and suppliers of materials, goods and services.

Latin America: challenges and opportunities

Felipe Larraín, Pontificia Universidad Católica de Chile



Continued economic growth is the clearest path to poverty alleviation



Professor Felipe Larraín,
Pontificia Universidad Católica de Chile



Latin America's economic growth of 6.2% in 2004 was the best of the last quarter century. One must go back to 1980 to find a year of comparable growth. Nonetheless, 1980 was the prelude to the debt crisis, which compromised the region's development prospects for that whole decade. Now things look different. Prospective growth rates for 2005-2006 are not as spectacular, but still respectable at around 4%.

The current economic predicament of the region is partly a result of recovery from the depths of recession in some countries, most notably Argentina, Uruguay and Venezuela, which suffered heavy blows in the early 2000s. To a large extent, however, it stems from the strength of the world economy and the record levels of commodity prices. Special thanks go to China for this. Latin America is a region heavily dependent on commodity exports. A few countries, such as Mexico, have been able to diversify away from commodities, but much of the region's fortunes lie largely on the prices of a few commodities. Even Chile, arguably Latin America's star performer and the most open economy of the region, has about 70% of its exports concentrated on copper, forest products, fresh fruit, salmon and fish meal.

Latin America should use the current economic spur to make progress on several important fronts. Though lower than those of Sub-Saharan Africa, the region has very high levels of poverty: about 45% of the Latin American people live below the poverty line, while 19.4% are indigent. Of course, this proportion varies widely: in Haiti, Nicaragua and Bolivia more than 60% of the population lives in poverty, while in Chile this figure is below 19%. Continued economic growth is the clearest path to poverty alleviation. Yet, the existence of solid public institutions and an efficient social network is also essential. Most countries are lacking in quality institutions.

While Latin America is not the poorest region of the world, it has the most unequal income distribution. On average, the richest 20% of the population has about 20 times the income of the poorest quintile. In Brazil, the most unequal among the large countries, this gap reaches 26 times. Comparable figures are 3.4 for Japan, 8.4 for the USA and 8 for Europe. Income inequalities are deeply rooted in unequal access to quality education, especially at the primary and secondary level. Latin America has been able to increase the coverage of basic education, but the quality is still very low.

Economic integration is also an important challenge for the region. On trade, many countries have signed bilateral and regional free trade agreements, but the whole continent has failed to make significant progress toward a free trade area. The recent Presidential Summit at Mar del Plata, Argentina, showed significant divisions on this issue. While a majority of countries are in favour of a free trade area in the Americas, a significant minority that includes Brazil, Argentina and Venezuela are against further negotiation until the USA reduces agricultural subsidies. The USA, in turn, argues that the issue of agricultural subsidies is better handled in the Doha Round of the World Trade Organisation, and has in fact made an offer to reduce domestic agricultural support if this is reciprocated by Europe and Japan. Further integration in the Americas will require concessions from all countries. In this particular respect, Europe teaches an important lesson of integration to the Americas.

In terms of information technology, many parts of Latin America are left behind the revolution that has transformed some countries in Northern Europe, Asia, and parts of India. This fact is evident in the 2005 competitiveness ranking of the World Economic Forum. According to the technology index, which measures the innovation and technological diffusion of the economy, Latin America shows sub par performance in relation to Asia or industrialised countries. There are three main challenges here.

First, countries need to increase their capacity to adapt, use and incorporate foreign technologies in productive processes. Foreign direct investment is key in this respect. How can FDI inflows be attracted to the region? The empirical evidence



shows that institutional factors such as the rule of law, together with variables such as trade openness, the quality of infrastructure and the quality of the human capital, are essential.

Second, there is an urgent need to increase innovation, which requires additional investment in research and development. Nowadays, Latin American economies spend on average less than 0.5% of GDP on R&D, while in successful innovator countries, such as Korea and Finland, R&D spending reaches 3% of GDP. A significantly higher R&D effort is necessary to increase productivity and competitiveness in Latin America.

A final, but no less daunting challenge for the region is political stability. This is an essential element of economic, social and environmental development. Yet, political instability casts a long shadow over a few countries in the Andean region, most notably Bolivia, Venezuela and Ecuador.

The trick is to use the current prosperity to make progress in economic, social and political institutions, so that Latin America as a whole will be on a sounder footing when the current world cycle slows down.

Above: Latin America is heavily dependent on commodities, such as coffee. Diversification is essential to building strong national economies.
Right: Foreign direct investment and new technologies, such as those used at Nestlé milk processing plants, will increase competitiveness



Overview: Nestlé in Latin America

Marc Pfitzer, Managing Director, FSG, Geneva



FSG's approach captures the perspectives of Nestlé stakeholders on the social benefit surrounding specific value chain improvements and innovations, and specific efforts by the company to strengthen its business environment through community investments. However, these initiatives live in the context of the company's overall socio-economic impact on the region. It is the sum of all Nestlé's activities that together add vitality to the region's economies and communities. The indicators below illustrate the core benefit of Nestlé's investment and business activities in Latin America: opportunities for local development through local procurement of goods and services, employment and training opportunities, and safe and nutritional products purchased by millions of people in the region each year.

Nestlé's purchasing from local suppliers in Latin America exceeds CHF 4 billion and indirectly supports an estimated 650 000 jobs. Nestlé operates 72 factories and additional offices on the continent, staffed by more than 38 000 employees who receive competitive remuneration. Nestlé reaches an estimated 400 million consumers. Sales, including food and other activities in the Latin American and Caribbean region, totalled CHF 11.1 billion in 2005.

> It is the sum of all Nestlé's activities that adds vitality to the region's economies and communities
>
> Marc Pfitzer, Managing Director, Foundation Strategy Group, Geneva

Agriculture and sourcing	Manufacturing and distribution	Products and consumers
150 000 suppliers and indirect employment of 650 000 people	38 452 Nestlé employees	400 million consumers
CHF 4 billion in goods and services purchased	72 factories in operation	CHF 11.1 billion sales in 2005

Agriculture and sourcing



"Depletion of natural resources and problems faced by rural communities affect agricultural productivity. Ensuring sustainable agricultural practices is in the interest of the entire food chain, from producers to consumers. And it is of urgent concern as global caloric consumption is set to double in the coming 25 years, which will require producing two to three times more agricultural products on the same amount of cultivated land."
Marc Pfitzer, Foundation Strategy Group

On the following pages are examples of Nestlé's approach to sustainable agriculture and sourcing.



Nicaraguan coffee farmer Federico Elster Hawkings inspects the day's pick before it ships out, eventually to a Nestlé coffee factory. Working with Nestlé's Sustainable Agriculture Initiative (SAI) and the coffee trader ECOM, Federico learned new management skills and sustainable farming approaches that improved his business. SAI in Nicaragua is described on page 24



Creating Shared Value in agriculture and sourcing

Nestlé's engagement in sustainable agriculture aims to minimise risks of contaminants in raw material sourcing, protect the company's longer-term sourcing requirements for agricultural raw materials, ensure quality, availability and competitive prices for consumers, and appeal to consumers who give preferences to sustainable brands which contribute to social, environmental and economic progress.

Nestlé value chain activities and voluntary investments support such sustainability objectives. Sourcing standards help mitigate safety risks. Research activities and direct farm assistance enable Nestlé to meet its quality and brand requirements while contributing to better farm practices. Additional investments in cross-sector partnerships such as The Sustainable Agricultural Initiative Platform bring these efforts to a global scale. Entire regions have seen vast productivity increases with the support of Nestlé agronomists and scientists. Nestlé's challenge moving forward will be to quantify how its activities translate into progress regarding the fundamental issues facing global agriculture: boosting farm income and economic development in general, improving labour conditions and achieving better environmental management throughout the raw materials supply chain.


Agriculture and sourcing
Manufacturing and distribution
Products and consumers
Value chain impacts
Purchasing practices
Sourcing for quality and sustainability
Research and development for better yields
Building a context for growth
Agricultural and supplier development
Knowledge transfer and farm assistance
Partnerships for sustainable agriculture


Mexico
Mexico
Guatemala
Honduras
El Salvador
Nicaragua
Costa Rica
Panama
Central American region
Bolivarian region
Colombia
Venezuela
Ecuador
Peru
Brazil
Bolivia
Paraguay
Chile
Austral American region
Argentina
Uruguay
Brazil

Number of farmers supplying Nestlé*

	Coffee farmers	Cocoa farmers	Milk farmers
Austral American region	3339	721	4722
Bolivarian region	41310	17019	9875
Brazil	103614	7412	8556
Central American region	29057	141	4180
Mexico	40655	6705	7564
Total per crop	**217975**	**31996**	**34897**

*Nestlé operates a mixed purchasing system. The number of farmers is calculated by dividing the total number of tons acquired by the average production per farmer per crop
Source: Nestlé

Sourcing practices for quality, safety and sustainability

Nestlé's purchasing guidelines and supplier contracts support specific quality parameters, production and delivery methods. For instance, they give preference to integrated farming methods that preserve soil, water, air, energy and genetic diversity, and minimise waste; focus on traceability of raw material through production, handling and transport; and encourage transparent pricing terms. About 850 company agronomists in the Nestlé Agricultural Services and 2200 Nestlé buyers help suppliers achieve these objectives by assisting the purchasing process and providing direct support to farmers.

Specific investments offer the opportunity to integrate sustainable agriculture as an attribute of specific consumer brands. The *Partners' Blend* programme, for example, helps farmers grow higher quality coffee, diversify their crops, improve their communities and achieve a higher standard of living. It also focuses on environmental protection by improving the post-harvest treatment of green coffee.

El Salvador

Nescafé Partners' Blend: **integrating sustainable agriculture into Nestlé brands**



The launch of the first Fairtrade product by Nestlé is a welcome step forward



Ian Bretman, Deputy Director, Fairtrade Foundation



With *Partners' Blend*, a Fairtrade certified coffee, Nestlé is extending its many existing sustainable coffee programmes, applying its sustainable approach to particularly poor producing communities in El Salvador and Ethiopia. In El Salvador, the project focuses on small farms of less than 10 hectares that face particular socio-economic challenges. The small holders constitute four recently Fairtrade certified cooperatives, whose members are 20% female. In partnership with ECOM, a coffee trader, Nestlé provides technical support, agricultural material and plants to help the farmers cultivate a good quality coffee and diversify into several different activities including citrus fruit production, chicken breeding and tree planting for shade and timber.

Above: About 20% of the members of the cooperatives in El Salvador who supply coffee for *Nescafé Partners' Blend* are women

Research and development for better yields

Coffee and cocoa are important crops for Nestlé, and they count among the forgotten species of the seed industry. This is why Nestlé invested significantly in research at the Nestlé R&D Centre in Tours. Its purpose is to improve their agronomic traits, ensure better field yields and disease resistance, improve processing characteristics, and enhance the taste of products. Together with good farming practices, such progress can help farmers improve production and increase their income.

Cocoa – higher yield plants thanks to somatic embryogenesis

Identifying elite genotypes is essential to renew old cacao plantations in Latin America and other producing regions. However, highly performing plants can only be introduced if they can be made available in very large quantities. That is why the somatic embryogenesis technique, which enables plant derivation from a group of non-reproductive cells, is important. The technique is widely used for coffee and other crops. In 2000, Nestlé set out to test it with cocoa through a project in Ecuador and Brazil. Its goal is to assess the agronomic performance



Left: Farmers in the *Partners' Blend* cooperatives are given the right resources to grow better quality coffee more efficiently.
Below: To help improve day-to-day life, new houses have been provided for some workers working in the cooperatives, as well as a clinic and training centre


NESCAFÉ
THAT HELPS
ENVIRONMENT
INSTANT

Ian Bretman, Deputy Director of the Fair Trade Foundation commented: "The scale of the global coffee crisis demands a serious response from the large coffee roasters. Fairtrade works with organisations of smallholder coffee growers, who are the most vulnerable to fluctuations of market prices, and guarantees them a stable price. The launch of the first Fairtrade product by Nestlé is therefore a welcome step forward, recognising the value of independent certification to international Fairtrade standards, including the payment of Fairtrade minimum prices and social premiums to the farmers' organisations. It is still very early days but we hope that Nestlé will enlarge this approach to other coffee products."



and conformity of Theobroma cocoa trees produced via somatic embryogenesis, in comparison to other methods of cocoa tree propagation.

The results over the period 2000-2004 were presented at the last International Cocoa Conference (Kuala Lumpur, July 2005), and were extremely promising:

○These trees have the same architecture as seed-propagated trees and need approximately half the pruning work during the first three years compared to other vegetative propagation methods like grafting or cutting.

○The somatic embryo trees are more vigorous (larger trunk diameter), bear pods sooner (first harvest four months earlier), and show strong plant uniformity and higher bean yield from the third year after field planting (139 vs. 33 pods/20 trees) with similar bean weight.

Coffee – better understanding for bean quality and sensory characteristics

Nestlé and Cornell University, in conjunction with the Indonesian Coffee and Cocoa Research Institute, launched a project in 2001 to sequence the genes of coffee. From the outset, the goal was to create a public knowledge

Costa Rica

"Grands Crus" coffee deeply tied to small community farming: *Nespresso* AAA programme

"Day by day, I have worked to improve the quality of my coffee using the concepts learned"

Evaristo Sánchez, AAA coffee farmer



Left: Evaristo Sánchez learned sustainable farming practices through the *Nespresso* AAA programme. Below: Improving area schools is also a programme goal. Opposite left: Chris Wille of Rainforest Alliance works with Nestlé and the farmers to improve coffee quality. Opposite right: Red cherries are AAA; the others are a lower grade

According to a World Bank survey, about 10% of global coffee production represents harvests of outstanding quality, the so-called "specialty or gourmet coffee". Of this, no more than 10 to 20% satisfies *Nespresso*'s standards for its "Grands Crus" coffees. The company works closely with green coffee suppliers to locate the highest quality coffees in remote, mountainous regions where hundreds, if not thousands of smallholders operate. Farms suited for the "Grands Crus" are assessed along a number of criteria developed with Rainforest Alliance, an NGO dedicated to improving the sustainability of agricultural production. These indicators cover:



○quality aspects such as plant strain, soil type, harvesting practices;

○environmental parameters such as use of fertilisers, bio-diversity and water conservation;

○social practices such as adequate housing, access to education and health care; and

○economic dimensions such as yields, productivity and pricing.

Eligible farms can become partners to the *Nespresso* AAA Sustainable Quality programme. The ensuing base that would be immediately accessible to breeders to improve coffee varieties. As detailed in the scientific journal *Theoritical and Applied Genetics* and highlighted in *Nature* in 2005, the research culminated with the identification of 13 000 coffee genes. Half of these were linked to specific metabolic function that helped explain the various development stages of coffee cherries and beans and comparative quality. Steve Tanksley, professor of plant breeding and genomics at Cornell who co-led this project with Dr. Vincent Pétiard from Nestlé Plant Sciences, commented on the value of the research for developing countries: "This research may help breeders and developers of coffee around the world improve quality and productivity."





We know we have to support farmers in producing a superior quality crop



Chris Wille,
Rainforest Alliance, Costa Rica

collaboration with suppliers guarantees that beans can be traced back to individual farms, allowing for physical and economic traceability. Participating coffee growers, as a result, receive no less than 75% of the export value of the coffee.

Evaristo Sánchez, a farmer who grows AAA coffee in San Ramón, Costa Rica, reports: "Since I started selling my coffee to *Nespresso*, I began to understand the sustainability concepts. Day by day I have worked to improve the quality of my coffee using the concepts learned. I understand now the importance of being sustainable – economically, socially and environmentally – because in the future my sons should enjoy the benefits."

Chris Wille, who heads Rainforest Alliance's Sustainable Agriculture programme based in Costa Rica, adds: "*Nespresso*'s idea appealed to us. We know we have to support farmers in producing a superior quality crop. If we can encourage environmentally sound approaches and at the same time improve farmers' and workers' living conditions, we will have achieved something remarkable. The combination of quality and sustainability in coffee cultivation is an exceptional and innovative concept."

Knowledge transfer and farm assistance

Through collaborative work with local institutes, Nestlé transfers selection and reproduction technologies to producing regions. In Mexico, for example, the company funded INIFAP, an agency of the Mexican government specialised in agricultural development. INIFAP established a multiplication programme for the large-scale production of Robusta coffee plants.

Strong and well-adapted plants do not guarantee better harvests. This is why Nestlé agronomists train farmers in field care and picking techniques, as well as post-harvest practices such as green coffee processing, sorting, grading, storage and transport.

SAIN – the Sustainable Agriculture Initiative Nestlé – captures the company's approach to farm assistance. For producers, SAIN means access to experts and the latest agro-technologies in order to help increase productivity, protect the environment, lower costs of production, and raise farm income. Improved field yields also allow for crop diversification, which can reduce farmers' vulnerability to price fluctuations. Higher product quality, in turn, ensures greater product consistency for Nestlé.

Nestlé's farm assistance in Latin America builds on decades of experience, notably

Colombia

Developing a source of supply and rural economies simultaneously, Caquetá

"Our cows produce on average 9 or 10 litres of milk per day, whereas some 30 years ago we wouldn't have expected more than 2 litres per animal"



Rufino Chindicué, Caquetá milk farmer and Nestlé supplier

Improved animal nutrition

To ensure that cattle consume enough protein, Nestlé and the International Centre for Tropical Agriculture promoted the cultivation of 1.4 million hectares of grass. The introduction of *arachis pintoi* helped enrich the soil in nitrogen and favoured the growth of the *brachiaria* native grass. To compensate for the grass' mineral deficiencies, Nestlé developed a phosphorus-rich mineral salt, now used as supplementary feeding for cows. As a result, the average daily production per animal increased by four litres.



Improvements through genetics

Thanks to a thorough understanding of conditions on the ground, Nestlé was able to develop a breed of cows particularly adapted to the region's climate. Well-known European milk cows, such as Holstein or Swiss Brown, would not have done well under the strong sun and light exposure, with average temperatures of 25°C, eight months of rain per year and the tropical diseases endemic to the region. By crossing Brahman and Girolando breeds Nestlé created a new breed with high environmental adaptability and excellent milk production.





Developing farm infrastructure

Through loans, Nestlé supported the construction of electric fences, allowing for the subdivision of land into smaller plots called "potreros". They ensure that the cattle eat all available forage, which helps increase land productivity. Nestlé also encouraged the construction of small dams, which constitute the only source of water in times of drought.

Rufino Chindicué, farmer and Nestlé supplier told us: "With all these changes, our cows produce on average 9 or 10 litres of milk per day, whereas some



in milk district development. Today, among three raw materials of particular importance to the company – coffee, cocoa and milk – it is estimated that sourcing and/or farmer assistance affects the work and income of more than 250 000 farming families throughout the continent.

Milk district development in Colombia
Caquetá is a poor region of Colombia near the Amazon basin, and a good example of Nestlé's global milk district development efforts. Little more than 1% of the Colombian population lives there (455 000 inhabitants out of 44 million). They are mostly cattle farmers or producers of rice, maize, yucca or palms. They contribute just 0.6% of the national GDP (2004).

When Nestlé arrived in the region more than 30 years ago, several factors suggested the potential of the region for milk production: there were more than 1000 hectares of prairies ill-suited for commercial agriculture, native grass of good grazing quality, zebu cattle and locally available financing.

In 1978, the company built a precondensation plant in Florencia, followed by a cooling plant of larger capacity in 1986. Further enlarged in 1992, it again doubled capacity


PI-A-311



Above: Milk containers are checked before they go to the Nestlé factory.
Right: Dairy cows cross the Caguán River in Caquetá.
Opposite top: Rafael Torrijos is president of the Caquetá Cattle Farming Committee.
Opposite bottom: Milk is transported by boat to a Nestlé collection point

30 years ago we wouldn't have expected more than 2 litres per animal, and these were used for cheap local cheese production. It has made a huge difference for us."

Rafael Torrijos, President of Caquetá Cattle Farming Committee further commented: "Thanks to an average growth of 7% per year, we are now producing some 400 000 litres of milk per day. This makes Nestlé the principal promoter and development engine of the region." This was echoed by the Governor of the Department who awarded Nestlé the highest decoration, "El Coreguaje de Oro" in March 2005, for its steady presence and continuous contribution to the development of the conflict-struck region.

just two years later. In order to keep up with the multiplication of collection points, several cooling tanks were installed across the region. By 1999, with the help of credit institutions such as Banco Agrario and FINAGRO, farmers owned 170 cooling tanks.

Today, Nestlé collects 51% of the milk production in the 15 communes of the department, and employs 28 technicians to assist milk farmers with technology transfer, cow genetics, animal nutrition, farm development and road reconstruction. After more than 30 years of collecting milk using all sorts of means, including animal-pulled wagons, trucks and barges, some 2500 farmers have now consolidated one of the more promising milk districts in the south of Colombia. Though it represents little more than 2% of the total milk production in the country, it is an important source of income in the region.

Nestlé investments in the region continue: plans are to double the precondensation capacity of the Florencia plant to 400 000 litres/day by 2009, and to help farmers and cooperatives acquire another 300 tanks to enhance the capacity of the cooling chain.

Mexico

An interview with Alfredo Zamarripa, INIFAP

I am a coffee farmer myself. I think it is important. If you are just a scientist, it's possible to lose track of the full picture of the coffee cycle



Alfredo Zamarripa, scientist INIFAP


EXP
ROS
ZAPA

Alfredo Zamarripa is responsible for industrial crops at the INIFAP Institute in Chiapas, Mexico. "I carried out practical research for my PhD in France with the Nestlé Research Centre. It was my supervisor who suggested that we might start a project based on my research here in Mexico. We had a meeting and very quickly agreed on the different areas of research for this project. The result of those years of collaboration is that we obtained eight selected clones that have a very high industrial quality, are resistant to disease, and have the ability to produce a yield four times in excess of normal production. It makes me very happy to be involved in this line of work. I know that this project is going to make an important contribution in helping the coffee farmers of Mexico overcome the current crisis. The techniques we have developed here will enable farmers to produce a higher quality crop and earn more. I am a coffee farmer myself. I think this is important. If you are just a scientist, it is possible to lose track of the full picture of the coffee cycle. But when you are a farmer yourself, and you know the problems they experience, it's much, much easier to understand just what the farmer needs and how technology can support him."

Partnerships for sustainable agriculture

Nestlé is sharing its agricultural development experience and results with others, understanding that no company can alone hope to meet the world's food production challenge. In 2000, Nestlé joined forces with Danone and Unilever to form the Sustainable Agriculture Initiative Platform: an industry initiative now involving 20 major food trading or producing companies. Their aim is to support the development of sustainable agriculture worldwide.

Within SAI, Nestlé is currently involved in three collaborative pilot projects with coffee trading organisations such as ECOM in Nicaragua, Volcafé in Guatemala and NKG in Vietnam with the objective to develop a comprehensive model for sustainable coffee production for small-scale growers.

The project started in March 2004 with ECOM involving 175 farmers of mainstream Arabica coffee spread over three communities in the Bosawas Biosphere reserve in northern Nicaragua. The area covers 1223 hectares situated at an altitude ranging from 600 m to 1200 m.

In the process, the project is developing sustainability criteria for small coffee producers along ten dimensions, with four focused on environmental standards, four on social

Worldwide

An interview with SAI Platform manager Didier Lebret



Our aim is to make sustainable agriculture mainstream

Didier Lebret,
SAI Platform manager



"Nestlé was one of the founders of the Sustainable Agriculture Initiative Platform, a food industry association to promote sustainable agriculture taking into account simultaneously the economic, environmental and social aspects of agricultural production. Like all food companies, Nestlé relies on the long-term supply of agricultural raw materials for their business and realised that agriculture is not always as productive and efficient as it could be. In fact, some agricultural production methods contribute to the degradation of the natural resources, and the dysfunctional structure and imbalance of some food supply chains, as in coffee, have social and economic consequences in terms of farmers' livelihoods. One company alone cannot spread sustainable practices. This is why SAI Platform promotes sustainable agriculture in a precompetitive way and facilitates dialogue with producers and other stakeholders in the food chain. Our aim is to make sustainable agriculture mainstream, working from a continuous improvement approach, building on existing initiatives and producing in a way that is economically viable. Nestlé's experience in coffee, in particular, has been very helpful to accelerate the process of developing 'Principles and Practices' for that crop and its related working group, though they are involved in a number of other working groups, dealing with dairy, cereals and fruit for example. Nestlé has started several coffee projects to test the SAI Platform practices in Latin America. Our next step is to learn from the results of all pilot projects, build on our working groups' recommendations, develop practical tools and engage with a broad range of stakeholders to spread sustainable practices widely."

criteria and two referring to organisation and diversification. The project also supports farm infrastructure improvements, such as water treatment ponds and a new school for the children of these communities.

Similarly, Nestlé is part of the steering committee of 4Cs, the Common Code for the Coffee Community: a platform working on guidelines for sustainable coffee farming and trading. It includes participation in the Sustainable Coffee Partnership, a multi-stakeholder dialogue forum supported by UNCTAD and the International Institute for Sustainable Development.


Shade and biodiversity
Water use, conservation and protection
Integrated management
Soil and waste management
Living conditions of workers on the farm
Salaries
Health
Child labour and education for children
Producer's organisation
Alliances and diversification
10
8
6
4
2
0

Nicaragua

SAI project with the coffee trader ECOM



The project also supports infrastructure improvements such as water treatment ponds and a new school for local children





A comprehensive project, Nestlé's engagement with green coffee trader ECOM and coffee farmers in Nicaragua has multiple objectives:

- fortify producer business and management skills;
- establish traceable and transparent producer-exporter links;
- promote and facilitate sustainable practices through technical assistance;
- improve on-farm processing conditions, production cost and quality control;
- develop and validate a viable compliance monitoring system for SAI Platform's guidelines.



Above: An ECOM technician shows farmer Silverio Hernández Chévez how to use a pheromone trap to catch pests, rather than insecticide. Left: Coffee farmer Federico Elster Hawkings discusses farm management with an ECOM engineer. Opposite: Gerardo Martínez Areas of Waslala, Nicaragua, checks the quality of his coffee

Regarding cocoa, Nestlé is a member of the World Cocoa Foundation. Nestlé also supports certification efforts together with industry partners, ILO, governments, and other labour experts.

Through their personal engagement in multi-stakeholder fora such as the Evian Group or the International Food and Agriculture Trade Policy Council, Nestlé professionals also contribute their experience and thinking on strategies to build a more efficient and open global food system. These platforms advocate for liberalisation of agriculture, reduction of trade-distorting subsidies and expansion of market access as ways to boost economic growth in developing countries and, ultimately, to benefit Nestlé consumers.


Bolaños
Presidente

Manufacturing and distribution



"The challenge at this stage of the value chain is to simultaneously guarantee food safety, develop and protect employees and reach sound environmental practices. Nestlé can influence the development of more demanding rules of operations and contribute to safer and more sustainable food production at large."
Mark Kramer, Foundation Strategy Group

On the following pages are examples of Nestlé's approach to its people, its manufacturing facilities and the environment.

A Nestlé employee moves *Sahne-Nuss* chocolate bars in the Nestlé factory in Maipú, Chile. On an August 2005 factory visit, former Chilean President Ricardo Lagos described Nestlé as a "model of corporate responsibility."
Read more on page 33



Creating Shared Value in manufacturing

About half of all Nestlé factories are in the developing world, and investment in local manufacturing for local consumption is the general company approach. Through its manufacturing and group-wide standards of operation, Nestlé places strong emphasis on food safety, development and protection of employees, and sound environmental practices. At 72 sites across Latin America, Nestlé creates opportunities for economic development and frequently influences the development of more demanding norms of operations in its host communities.

Nestlé's continuous progress on safety, labour and environmental issues tackle the major impacts of food manufacturing on society. The good standards described below have been applied in several initiatives and experiments in Latin America. Environmental indicators, in particular, are rigorously tracked across Nestlé operations. The challenge for Nestlé moving forward is to demonstrate how well other achievements are replicated throughout its operations, and to move from incremental improvements to publicly committing to specific performance targets.


Agriculture and sourcing
Manufacturing and distribution
Products and consumers
Value chain impacts
Environmental, labour and safety practices
● Food safety through improved standards of operations
● Labour practices for mutual benefit
● Improved environmental standards
Building a context for growth
Better food safety standards and workforce development
● Risk management for food safety
● Creation of employment opportunities in the community


Mexico
Guatemala
Honduras
El Salvador
Nicaragua
Costa Rica
Panama
Colombia
Venezuela
Ecuador
Peru
Brazil
Bolivia
Paraguay
Chile
Argentina
Uruguay

Nestlé's presence in Latin America

Austral American region
Bolivarian region
Brazil
Central American region
Mexico
Regional head office
Nestlé country office
Nestlé factory
Nestlé Purina Pet Care factory
DPA (Dairy Partners Americas) factory

Source: Nestlé

Food safety through improved standards of operations

Based on consumer surveys and analyst opinions, Nestlé has clearly built its business on the basis of product quality, rather than lowest price. A *Nestlé* brand name on a product is a promise to the customer that it is safe to consume, complies with all regulations and meets high standards of quality. The Nestlé business model relies on quality as a main driver of consumer preference and profitability. High quality standards result in fewer mistakes, less waste and higher productivity.

Along with regulatory compliance, food safety is non-negotiable for Nestlé. Fulfilling individual expectations comes next and includes providing a positive sensory experience for consumers and meeting their expectations concerning nutritional value, convenience (e.g. ease of preparation), packaging (e.g. opening, closure), portion size, shelf-life and freshness.

Safety requirements are set for each product category according to the final consumer's specific needs. For infants, the requirements are the most stringent. Because they may be the sole source of food for infants, formulas must guarantee the provision of all necessary nutrients for each age group. Nestlé also puts clear labels and preparation instructions to ensure proper dosing and handling by caretakers.

Chile

Food safety starts at the farm



Right: Nestlé agronomist Mario Vásquez speaks to a Chilean farmer about milk quality.
Opposite above: Nestlé driver Roberto Rosas Santana helps manage the food safety tracking system by collecting samples and testing milk before he loads it onto his truck.
Opposite below: At Nestlé's Ocotlán plant in Mexico, when a delivery arrives trucks must be cleaned and checked before they enter the factory compound

Risk management for food safety – Early Warning System

Despite an increasing amount of knowledge on food safety issues, effective food safety management systems and safer and stricter regulatory frameworks, unexpected safety issues still emerge as the food production chain grows more complex. To identify any risks and threats that could emerge from this increased complexity, the company set up the Early Warning System for Food Safety.

The unit consists of a core team of eight scientific experts covering the main areas of food safety: agriculture and raw materials, chemical safety and contaminants, microbiology, authenticity, nutritional safety and packaging. This team is connected to a larger network of about 150 key contacts around the world, within Nestlé and external laboratories and institutions. This network performs a surveillance role, collecting information and evidence on potential hazards and emerging issues. These are communicated across the network and scientifically evaluated at the Nestlé Research Center.

In case of an identified risk, Nestlé will proactively inform its peers in the food and beverage industry and, whenever necessary, alert the food authorities.

Nestlé also collaborates with local institutions to strengthen food-manufacturing practices

> The Nestlé business model relies on quality as a main driver of consumer preference and profitability








Nestlé

and reduce potential food-borne health threats. Nestlé Brazil, for example, worked with the Federal University of São Paulo to establish a microbiology and bromatology lab dedicated to the science of food. The lab performs research, but also advises street food vendors and small Brazilian retail companies on proper food handling practices.

Whether working as an individual company or as part of an industry organisation, Nestlé values dialogue with national and international food-related authorities such as the World Health Organisation or the Food and Agriculture Organisation of the United Nations. This cooperation contributes to the development of stricter and more precise food safety regulations and analysis techniques.

Mexico

Nestlé seal of guarantee standards: a factory example

Audits are regularly performed to ensure compliance with the *Nestlé Manufacturing Principles*



Above: *NAN* infant formulas are checked by food safety experts at the Ocotlán factory

The Ocotlán factory in Mexico is our biggest infant formula plant in all Latin America. It produces over 25 000 tons of *NAN* starter and follow-up formulas. Through successive enlargements since the factory's establishment in 1935, the layout was reviewed to minimise food safety risks. As in any other plant, production lines were analysed to identify specific hazards and risk factors. Then, control measures and critical control points were defined and put in place. Training of employees, temporary workers and contractors is carried out throughout the year to ensure a collective commitment to the quality standards, and audits are regularly performed to verify compliance with the *Nestlé Manufacturing Principles*. Finally, before release, each product batch is analysed by the quality assurance team to verify compliance with safety and other quality requirements. This includes a micro-biological evaluation and a detailed analytical testing of micronutrients and vitamins. Only then can it leave the factory, with each consumer unit marked with an undeletable batch number to identify all process conditions and used ingredients.

Developing people

A qualified workforce, trained by Nestlé or emerging from a strong educational and industrial context, strongly influences the company's ability to be globally competitive. The fair treatment and development of company staff and the strengthening of the local workforce are essential long-term investments. They reinforce the conditions for growth and sustained economic development in the locations where Nestlé operates.

Nestlé's ability to employ thousands of people each year is an important contribution the company makes towards future generations, providing income to families who can enhance their chances at better education, healthcare and standard of living for entire families and communities.

Chile

Former President Lagos describes Nestlé as a "model of corporate social responsibility"

Former Chilean President Ricardo Lagos visited the Maipú factory in August 2005, and recognised Nestlé's good labour practices. In particular, he praised the company's job creation in the country and the high employee enrolment in a voluntary unemployment insurance programme.



Former President Lagos speaks at the Nestlé factory in Maipú

Colombia

President Alvaro Uribe Vélez recognises Nestlé's commitment to the region

"The decoration that I give today to Nestlé, in the name of all the Colombian people, is in recognition to its strong values, business ethics, the work done for the development and growth of our country and for improving the quality of life for its people." August 2004



President Alvaro Uribe Vélez (left) presents Nestlé Colombia market head Juan Carlos Marroquín with the "Orden Nacional al Mérito" in August 2004

Labour policies for mutual benefit

Employee relationships are based on *The Nestlé Human Resources Policy*. The guidelines are adapted to the context of local laws and norms, and they rely on the sound judgement of each individual.

Mutual trust and respect, with no room for discrimination or harassment of any kind, is one of the fundamental principles. Managers are responsible for fair and competitive remuneration and continuous learning for their team members. Each employee is encouraged to set and take ownership for her or his development objectives.

Whenever a facility cannot be maintained at an economically viable level, Nestlé commits to making reasonable efforts to reduce, as much as possible, the negative social impact of such a situation.

Supporting employee and human rights

Nestlé employees are free to belong to and form unions. The company believes that such freedom is consistent, even in times of discord, with its desire to sustain the long-term competitiveness of the company. Nestlé places a high value on direct and frequent communication with employees, whether they are union members or not. Relations with unions are established under strict observation

Colombia

Managing a business in zones of conflict



Despite the ongoing armed conflict in the country, we are committed to Colombia



Juan Carlos Marroquín, Bolivarian region Head of Market (Colombia, Venezuela and Ecuador)

Juan Carlos Marroquín, Bolivarian region Head of Market (Colombia, Venezuela and Ecuador), explains how Nestlé maintains a viable business in the context of ongoing civil strife in Colombia.

"Nestlé began operations in Colombia in 1944 with one factory in Bugalagrande. Today, we manage five industrial sites and sales activities in 12 cities. Some 1400 employees work for Nestlé in the country and collaborate with about 7500 suppliers, 3800 of whom are small milk farmers. Local investments totalled USD 17 million in the last three years, and we have earmarked another USD 20 million to improve the company's industrial capacity in the next two to three years.

"Despite the ongoing armed conflict in the country, we are committed to Colombia. We conduct our activities there based on dedication to our business and political neutrality. One of our major milk districts is located in a zone of conflict in the south of the country (Caquetá). In the last 30 years, its activities were never interrupted or attacked by either the guerrilla groups or the paramilitary forces that are very active in the region.

"Nonetheless, our employees have at times been caught in the crossfire, with both managers and workers subject to violence. Because of this, we have made significant efforts, in consultation with both the authorities and trade unions, to protect our union leaders, our workers and managers.

"Another key to maintaining our business is our positive position regarding workers' right to organise. The *Nestlé Corporate Business Principles* uphold Freedom of Association and effective recognition of the right to collective bargaining. The percentage of Nestlé workers who are unionised in our factories in Colombia is close to 60%, compared to a national average of less than 5%.

"We have worked together as a valued partner with the union that represents our workers, and successfully reached agreements in the negotiation of collective bargaining processes in the

Key figures average of 2003-2005 extrapolated for Latin America

Providing employment
Since 1986 employment in Latin America grew from 29 911 to 38 452 at the start of 2005.
29% of employees are women: a 3% increase from 2003.
Women represented 24% of all promotions in 2005.

29 911

38 452

Providing continuous education


115 000

During 2005, Nestlé employees in Latin America spent over 115 000 days in formal training or roughly three days per employee.

Providing fair and competitive remuneration
In most countries Nestlé is well above the national average in factory pay, or as a minimum at or near the national average for the industry.


1400

Additionally, 1400 employees engaged in e-Learning of various types ranging from systems to English language training.



Workers break to exercise and stretch at a Nestlé factory in Dos Quebradas, Colombia

factories in Bugalagrande and Dos Quebradas. These agreements helped provide the basis for the creation of 250 new factory jobs between September 2004 and October 2005.
As part of the agreements, Nestlé provides a set of benefits worth USD 348 000 earmarked for union activities. These include nine remunerated mandates with permanent leave of absence, 3146 days of travel expenses, 363 national airplane tickets and financial aid paid in cash.

"We acknowledge that the national food workers union is still displeased with the result of events surrounding our Valledupar factory, which we decided to restructure in 2003 to keep the factory economically viable. In the process, workers under an old contract were offered a severance package soon before the factory became part of Dairy Partners Americas, DPA (a joint venture with Fonterra, the New Zealand Dairy Cooperative). 191 of the 192 employees in the factory accepted the offer. The severance arrangement went far beyond National Labour Regulations, adding up to a total of USD 8 million for the 191 workers. As a result, the factory could be saved, and workers could be hired under a new pay scale that makes the factory viable. The case was submitted to the International Labour Organisation's Committee on Freedom of Association, and the issue was closed in 2003, with no violation found regarding Nestlé's actions.

"The average length of service of permanent employees is 15 years, an unusual figure in Colombia, or in most other countries. We believe that one of the reasons employees stay with Nestlé Colombia is that we are committed to treating workers fairly. In a recent internal survey, over 90% of employees said they were happy to be working for us. This is due, in part, to the fact that the average salary paid by Nestlé is three times more than the minimum wage and about 40% more than competitors. It is also probably linked to the 65 000 hours of training given to our workforce in 2004, for example.

"Carlos Rodríguez, President of the Central Trade Union Federation of Colombia (Central Unitaria de Trabajadores, CUT), commented recently on Nestlé's attitude toward labour relations: 'As a result of the democratic attitude that is evidenced within the Company [i.e. Nestlé] unionisation level is directly proportional to the level of democracy present within a Government or company'."

of national law, local practices as well as those recommendations to which Nestlé has adhered to on a voluntary basis as stated in the *Nestlé Corporate Business Principles.*[1]

Employee health and safety

A working environment that protects the health and welfare of employees and provides high standards of safety, hygiene and security is another important principle of the human resources policy.

The policy encourages each employee to not only take care of his or her own safety, but also that of colleagues. As elsewhere in the world, Nestlé has introduced a process in Latin America to track incidents and provide systematic feedback on safe behaviour. Once an employee identifies a problem, it is then discussed in teams so that others can learn and provide positive feedback to colleagues who engage in accident-prone behaviour.

Through Nestlé Brazil's Quality of Life programme, employees can count on fitness, gymnastics, recreational societies and various sports events. In an annual health week, employees undergo exams to test cholesterol levels, vision, blood pressure and other health factors. They also have access to free anti-flu vaccination, specific actions on HIV/AIDS and nutrition education. In 2004, in the São Paulo headquarters, 1410 physiotherapy sessions were held, accounting for a reduction of over 4000 hours of unproductive leave of absence. The objective of the programme is to reach all employees in Brazil by 2006. Progress to date is already significant.

New skills development

Reaching new levels of industrial performance goes hand-in-hand with enhancing people's skills. In the last decade in Brazil, for example, Nestlé transformed its approach to operations

Colombia

Henrique Flavio Almeida, Technical Manager for Colombia, Venezuela and Ecuador: educating workers on quality and safety

Our safety records have dramatically improved: we have half as many incidents as we had two years ago



Henrique Flavio Almeida, Technical Manager for Colombia, Venezuela and Ecuador

"Quality and safety are very important to us, and we have implemented good programmes in our operations during the past years to address these subjects. These programmes consist of well-defined Group policies and systems such as NQS (Nestlé Quality System) and OSHR (Operational Safety, Health and Risk). On safety, we have applied technical tools such as guidelines, risk assessments, technical trainings, job function analyses, permit work and so on. We have achieved good results but we want to do better. We realised we had to go deeper and really find a way to develop a consciousness of quality and safety. We had to change behaviours in a way that would be lived by managers and workers alike. We worked with external consultants, psychologists and occupational specialists at the individual and team levels, informing, sensitising people to the subject, and building confidence in people that they could help each other do the best job. We



An employee checks his clothing before entering a sanitised area in the Dos Quebradas factory

had to encourage managers to stop production lines to allow people to do active pauses (oriented towards physical exercises) twice a day and give time to employees to meet, to think about their work, to analyse what risks were presented and provide suggestions for improvements. We had injured employees talking to their colleagues about the circumstances of their accident, and I can tell you, that is much more powerful than having managers telling you how to do things differently. Now most people and teams work without intervention, they just go through this cycle on their own. Our safety records have dramatically improved: we have considerably reduced the number of incidents in the last two years in the Bolivarian region covering 3500 employees. In terms of quality, all factories in the Nestlé Bolivarian region have achieved a specified level of process mastering (Advanced Level). This progress allows us to execute controls directly on the lines with motivated, committed and well-trained employees, who are working to build a good and safe place to work."

Number of injuries in Latin America,* 2001-2004




15
10
5
0
2001
2002
2003
2004

*Lost time injuries per million hours worked
Source: Nestlé

and quality management by empowering employees to take ownership for production efficiency and results. Hierarchical levels were reduced and teams trained to oversee their specific activity areas. Instructions and results are displayed openly, and processes periodically certified according to strict internal standards. Training, over a five-year period, evolved from technical issues, to leadership, communication and business economics. Job satisfaction now reaches unprecedented levels. Circles of Quality, as it is called, is now influencing Nestlé employee empowerment programmes throughout the Americas.

In a leading business magazine in Brazil, Nestlé has been included in the list of best companies to work for during the last nine years.[2]

In Latin America, as elsewhere, Nestlé has rolled out the Develop People Initiative. This comprehensive programme targets management levels and helps employees set personal development objectives and adapt leadership behaviours in line with Nestlé's culture and objectives, while acquiring skills to help others in their development objectives. In Latin America, over 2000 Nestlé managers are now trained annually as part of this initiative.

Brazil

Luiz Carlos Collino, retired Nestlé manager and Nestlé Brazil personnel development consultant

"The benefits that the Quality of Life programme brought me are very positive and they can be shown through numbers. I have lost nine kilograms and had a 13.8% reduction in body fat through increased physical activities and balanced nutrition. Being fit made me feel psychologically balanced, with less stress and better moods, and this can be seen all the time on my face."

"Being fit made me feel psychologically balanced, which can be seen all the time on my face"

Luiz Carlos Collino, retired Nestlé manager and Nestlé Brazil personnel development consultant



Top: Nestlé Brazil employees receive health and nutrition screenings.
Bottom: Luiz Carlos Collino practises what he preaches

Real efforts for better quality of life

Number of employees involved: 67%
Number of Nestlé sites: 11
Decrease of absences caused by flu: from 504 to 57 days per year
Decrease in high blood pressure cases: 61%
Decrease in the number of smokers: 55%
Decrease in the number of obese: 53%
Decrease in the number of sedentary employees: 62%
Decrease in absence caused by unproductive hours: 7203 hours

Creation of development and employment opportunities in the community

Creating a supportive context for long-term employment also means investment beyond Nestlé employees to strengthen local workforce conditions. In Brazil, for example, unemployment is a critical social problem. Almost 13% of the work force is currently unemployed, with high rates among young people aged 16 to 24 with little education.

By 2006, Nestlé will create about 2000 work positions for low income young people under 24 as part of the First Job programme, a federal government initiative to give young people their first opportunity to join the workforce. In a partnership with GR Food Services, the young people will be trained to work with catering services. After a two-month intensive training programme, the trainees will be contracted as staff to join an important multinational company in the catering field. As of July 2005, 1500 young people were trained and 1299 were already working.

In Venezuela, Nestlé developed the Out-of-Home concept, which seeks to reach consumers through new technologies such as vending and distribution machines for convenience stores. This marketing initiative created a new source of employment as 18 new small businesses now service

Brazil

Nestlé managers from around the world replicate best practices established in Brazil



Pride in the job: Nestlé's Brazilian factories mix high performance with employee satisfaction



Better communication and more access to the managers have made for a better informed and more satisfied worker



These remarks are from international Nestlé managers commenting on the situation in Brazilian factories:

"Factories, organised in three layers from worker to plant manager, are truly remarkable in what they have accomplished in plant performance. Factory appearance was enviable, with an apparent high degree of attention to cleanliness, hygiene and organisation of the workplace. Workers were highly engaged, daily performance was visible at every line or process step, and there was obvious pride in work accomplishments at all levels."

"Daily meetings were conducted by operators and mechanics to review operating results: line and output efficiency, production scheduling and planning, etc. In all plants, associates understood how their area was performing and the operator/mechanic relationship resulted in this group being highly engaged in action and problem-solving."

"Better communication and more access to the managers made for a better informed and more satisfied worker. The training and education the company provided raised the abilities and education level of the workers, giving them opportunities never available in the past. This is one source of their pride in their work and in the company."

600 *Nescafé* vending machines and 2300 store-based equipment systems. The *Nescafé* division worked closely with the operators to develop their business plans and marketing skills.

In Argentina, Nestlé is supporting a government programme called "Manos a la Obra", which focuses on helping entrepreneurs increase the scale of their projects. Companies are contributing technical assistance in a number of areas.

Improved environmental standards

As a company deeply dependent on the quality of natural resources, respect for the environment and environmentally sound business practices throughout the supply chain makes obvious business sense. It has also a direct impact on the bottom line: efforts to reduce the environmental footprint of factories, for example by using less water or emitting fewer greenhouse gases through reduced energy consumption, translate directly into cost reductions.

There are many occasions, around waste water treatment for example, where Nestlé standards exceed local legislation. Upgrading

Brazil

Lusilene Farias, 20, at First Job Brazil



Now it's much easier for me to choose my career



Lusilene Farias

"I am very proud to tell everyone that my first job opportunity was given to me by Nestlé through NUTRIR. I am in the middle of a selection process to work at a telemarketing company. The experience I have had at Nestlé improved my resumé a lot. Before being part of "Primeira Emprego", I thought I would either only be able to get a job as an ordinary assistant or have informal jobs. This is all a dream to me. I have always wanted to work in an office. I live with my mother-in-law, my husband and my three-year-old



daughter, and I know that I will always have to work and study. My mother is illiterate and my father studied only until the 8th grade because he never had the opportunity to do better. Even though I face many difficulties, I do not see limits and I follow my bliss, whatever it costs me. The opportunity I had at Nestlé was really valuable and I will take it with me for my whole life. I thank the company for everything because it made me more responsible and gave me the chance to meet people who always had something to teach. Now it is much easier for me to choose my career. I want to be either an administrator or a secretary."

Argentina

Under-Minister of Social Development, Daniel Arroyo, on "Manos a la Obra"



Nestlé staff donate part of their time to help the entrepreneurs



"We are working on corporate volunteering. Companies such as Nestlé have staff donating part of their time to help the entrepreneurs. They provide a diagnosis of the project and the company appoints professionals to help the person responsible for the enterprise in the best possible way. In short, the aim is that "Manos a la Obra" entrepreneurs will receive advice from private companies on issues such



"Manos a la Obra" supports this bread factory in Buenos Aires

as improvement of quality, diffusion and marketing of products. In the specific case of Nestlé, we can highlight the support given to enterprises devoted to food production. Three projects were selected: two bread-making enterprises in the province of Buenos Aires, and a meat processing plant located in the Department of Lavalle, in the province of Mendoza."

plants according to internal standards can put the company at a cost disadvantage in the short term compared to other local competitors. However, in the long term, management believes that standard setters benefit from their investment, not least of which is goodwill from the local community.



Environmental performance indicators for Latin America,*
2001-2004
Water consumption (m^3)
Energy consumption (GJ)
Waste water generation (kg COD)
Greenhouse gases (kg CO_2)
Air acidification potential (kg SOx equiv.)
By-products/waste generation (kg)
By-products/waste recovery (kg)
0
-10
-20
-30
-40
-50
%

*Per tonne of product
Source: Nestlé

NEMS and environmental improvement

The *Nestlé Policy on the Environment* was first published in 1991 and updated in 1999. It is embodied in NEMS, the Nestlé Environmental Management System, which makes preserving natural resources and minimising waste an

Worldwide

Waste water treatment



Left: The water treatment plant in Bugalagrande, Colombia has won many awards.
Below: A technician checks the quality of water leaving the plant at Bugalagrande



Nestlé invested in waste water treatment plants long before it was required by national regulations



To live up to its internal standards, Nestlé invested in waste water treatment plants long before it was requested by national regulations:

- In 1963 in Brazil, it installed the first effluent treatment plant at the Araçatuba factory, State of São Paulo, 13 years before any environmental protection regulations were established in the country.
- In 1992, the Bugalagrande plant in Colombia received the Ecological Merit Prize from the environmental authorities of Valle del Cauca. The plant's residual water treatment facility is considered a benchmark for industry and used as a guide in the environmental education management.
- In Colombia, brown coloured water, resulting from the coffee washing process, is being discharged into the Bugalagrande river. While this is biologically safe, Nestlé



Colombia is investing an additional USD 3 million to enhance its water treatment plant and remove the brown colouring in 2006.
- In 1992 in the Macul factory in Chile, Nestlé built the first waste water treatment plant in the food industry, almost a decade before laws and regulations instructing industries to treat their waste water.
- A 2004 internal assessment of waste water equipment has led to the approval of CHF 10 million in new investments to upgrade or enlarge water treatment in Latin America for the period 2004-2006.

integral part of day-to-day activities. NEMS is based on the International Standard ISO 14001.

In sourcing agricultural raw materials, Nestlé gives preference to products farmed with environmentally sound methods and encourages farmers to apply sustainable farming methods (see SAI under Agriculture and sourcing section, page 23).

In manufacturing operations, emphasis is on the efficient use of raw materials, water and energy. Efforts are made to minimise the use of environmentally critical substances and reduce waste and emissions. Employees are trained to link specific behaviours with conservation


Greenhouse gases,* 2001-2004
Austral America region
Bolivarian region
Brazil
Central American region
Mexico
Nestlé Latin America
-10
-20
-30
-40
-50
%
*kg CO_2 per tonne of product
Source: Nestlé
Disposed waste,* 2001-2004
Austral America region
Bolivarian region
Brazil
Central American region
Mexico
Nestlé Latin America
-10
-20
-30
-40
-50
%
*kg per tonne of product
Source: Nestlé

Mexico

All Nestlé factories have received the Industria Limpia certification from the Ministry of the Environment



"The commitment of such companies to our programme gives credibility to the system"



Ignacio Loyola Vera, Federal Attorney General of Environmental Protection (PROFEPA)

"The Nestlé Group is one of the first companies achieving the Certification of Clean Industry for all of its factories. It has been at the forefront in developing environmental tools, participating in the development of norms and regulations, and developing state-of-the-art technology to avoid environmental deterioration. The commitment of such companies to our environmental audit programme gives credibility to the system and helps us promote compliance with environmental legislation with other companies in our country and with society in general."

Ignacio Loyola Vera, Federal Attorney General of Environmental Protection (PROFEPA)

impact. Factories monitor their environmental performance on a continuous basis. Internal or external assessments are regularly performed, along with governmental audits.

Downstream, Nestlé is also working on distribution in order to optimise warehouse and distribution centre locations, vehicle-capacity utilisation and route planning for fuel conservation. Such a rationalisation scheme allowed Nestlé Waters Argentina to reduce diesel consumption by over 1 million litres and significantly reduce CO_2 emissions, road congestions and noise nuisance.

The company can always do better, for instance by more systematically involving contract manufacturers and distributors. The company's aim is to better understand the total environmental performance of major product or process innovations. Continuously improving the environmental performance of products along their life cycle – from the sourcing of raw materials to processing, distribution and the end-life of the packaging material – is Nestlé's environmental challenge.

Greenhouse gases

Greenhouse gases encompass all on-site gas emissions from combustion processes used

Chile

Fuel substitution to reduce greenhouse gas emissions at Graneros factory



Nestlé was the first industrial sector company to make use of this tool in Chile



Hugo Lavados,
ProChile Director

to manufacture products. They are commonly accepted as contributing to global warming, as highlighted in the Kyoto Protocol. These greenhouse gas emissions can result from burning fuels in boilers, roasters, dryers and electric generators. Between 2001 and 2004, Nestlé reduced GHG emissions per tonne of product by 17% in Latin America.

Disposed waste

Disposed waste – defined as materials used or produced during manufacturing not included in the final product or recycled – was reduced by 19% per tonne of product. Nestlé found new ways to recycle by-products in line with internal safety and quality requirements.

Packaging source reduction

Similarly, and without compromising product quality, Nestlé saved over 25 000 tonnes of packaging material and nearly CHF 60 million over the period 2001-2004 in Latin America alone.

Packaging source reduction in Latin America,* 2001-2004

2001	2002	2003	2004	Total
5 558	7 338	4 960	7893	25 749

*In tonnes
Source: Nestlé

Established in 1936, the Graneros instant coffee and infant cereal factory used mainly coal (11 400 tonnes/year) and other fossil fuels to generate process heat and steam. In 2003, Nestlé switched to natural gas to achieve significant reductions in greenhouse gas emissions, including carbon dioxide, methane and nitrous oxide. The reduction in CO_2 emissions of close to 20 000 tonnes/year was validated in July 2005 by the United Nations, according to its Framework Convention on Climate Change Clean Development Mechanism. Through this convention, Nestlé was granted carbon credits that were subsequently sold to a Japanese electrical company. In addition, the baseline methodology developed for Nestlé Chile was officially approved by the UNFCCC for use by other industrial companies to apply for carbon credits. One-third of our factories in Latin America are already using natural gas, and increasing this ratio is a challenge, subject, in particular, to gas availability.



Opposite: Using natural gas at Nestlé's Graneros factory means significantly reduced greenhouse gas emissions.
Left: Hugo Lavados, Director of ProChile, said Nestlé helped set a new standard for cleaner technologies in manufacturing.
Below: a technician inspects natural gas pipes in the Nestlé factory

"Nestlé's sale of CO_2 Emission Reductions to the Japanese company, Electric Power Development, within the framework of the Kyoto Protocol and following the conversion to natural gas at its Graneros plant, reflects Nestlé's commitment to the environment and the community at large. It also shows the company's adherence to long-term sustainable economic development. Nestlé was the first industrial-sector company to make use of this tool in Chile, which undoubtedly has become an incentive and example for other companies from various other sectors in adopting cleaner technologies. It also enabled our country to join the carbon trading market, with a new, but very promising, non-traditional export product."
Hugo Lavados,
ProChile Director

Managing water sustainably

Water is a natural resource indispensable to all life. Preserving both the quantity and quality of water is an absolute necessity. This is why Nestlé strictly controls water utilisation in all activities and seeks to improve its management of water resources.

Freshwater withdrawals in perspective
Roughly, 70% of freshwater withdrawn globally is used for agriculture. Industry accounts for 20% of the remaining withdrawals and domestic needs account for 10%. The food and beverage industry at large is using far less than 0.2% of the total water withdrawn. It is estimated that the global beverage industry, including producers of beer, soft drinks and bottled water, is responsible for 0.041% of freshwater withdrawals. In this context, Nestlé's operations utilise less than 0.005%, and Nestlé Waters 0.0009%.

Whilst these proportions are minute, the food and beverage industry does have a unique opportunity to improve water efficiency, primarily through its own industrial processes, and through its supply chain of agricultural products.

Brazil

Bureau Veritas audit of the São Lourenço spring in Brazil

Nestlé Waters Brazil has acted in accordance with Brazilian legislation

Bureau Veritas

Nestlé investigates thoroughly any potential negative environmental impact of its operations. In the case of the Nestlé Waters São Lourenço spring and Spa Park in Brazil, concerns were raised about the potential negative impact of Nestlé Waters' operations there. As a result, an internationally known social and environmental auditing firm, Bureau Veritas, assessed Nestlé Waters' impact on São Lourenço in 2005.



The audit found that pumping test evidence from 1999 and resultant regulatory approvals did not support allegations that exploitation of the Primavera well negatively impacts groundwater levels in the region, nor





Total freshwater withdrawal worldwide, 2005	
4 202 000 billion litres (4202 km³) = 100%	
Domestic	10%
Industry	20%
Agriculture	70%
+ Nestlé	0.005%
Nestlé Waters	0.0009%

Source: Nestlé

Promoting environmentally sound farming methods

In its relationships with farmers, Nestlé encourages responsible use of local water resources. This is crucial as worldwide demand for food is expected to rise sharply under the combined effect of population growth and increasing prosperity resulting, for instance, in growing meat consumption. Whereas it takes on average one litre of water to produce one calorie of food; one calorie of meat requires 10 litres of water.

The Stockholm Environment Institute recently estimated that achieving the 2015





Opposite and above: Area residents visit the Spa Park to drink from the springs, fill up their bottles and even exercise. Right: The Bureau Veritas audit team reviewed Nestlé's operations in São Lourenço

that Nestlé Waters Brazil's extraction activities are on an unsustainable scale for the aquifer. This was supported by production testing carried out by the State regulatory body.

The Bureau Veritas audit "confirms that Nestlé Waters Brazil has acted in accordance with Brazilian legislation" and concludes that the company has "been in constant interaction with the Federal, State and municipal regulatory bodies over the construction of the well".

Despite early concerns, São Lourenço town officials have now expressed satisfaction with Nestlé's support of the local community. Engagement with local stakeholders will continue to be high on Nestlé's agenda, including ensuring free access to the spring's drinking water. Additionally, the municipal government and local community have joined Nestlé Waters on a consultative committee addressing the Spa Park's management issues.

Millennium Development Goal, to reduce by half the proportion of people who suffer from hunger, would trigger a 50% increase of fresh–water withdrawals for agricultural irrigation. This will cause severe social and ecological consequences unless agricultural practices change dramatically. Nestlé will continue to promote the adoption of environmentally sound farming methods, such as better irrigation and better timing of water utilisation.

Responsible industrial practices
In its industrial practice, water use is optimised as much as possible. All water consumption is strictly monitored and emphasis is on water re-use and recycling, wherever feasible, and on returning treated water to the environment according to local legislation or internal standards – whichever are more stringent.

Through NEMS, the Nestlé Environmental Management System, and the involvement of all employees, Nestlé has been able to reduce the freshwater consumption per tonne of product in the Latin American operations by more than 25% over the last four years.

Mexico

Sustainable forest management to protect water sources



Since 1998, some 220 000 pine trees of four different species have been sowed



The spring water flows from the Santa Maria source located in the Izta-Popo National Park, Mexico. It is a region of highlands, with natural forest coverage of mostly pine and oak that was increasingly threatened by agricultural activities.

Aware of the critical role the forest cover plays on water catchments, Nestlé introduced a Sustainable Maintenance Plan to increase forest cover, prevent fires and ensure ground conservation. Since 1998, some 220 000 pine trees of four different species have been sowed, with a survival rate of 75%. As a result, 60 hectares of grass and agricultural lands have been turned into forest and a further 20 hectares of natural forest were restored. Simultaneously a forest fire brigade was established, roads were cleaned to prevent fire propagation and farmers were trained in fire management. With these measures, fires were avoided in the last three years. To avoid erosion and promote soil regeneration, farmers built terraces and planted grass.





Top: Nestlé provided funds to establish and train a fire brigade to protect forests around the Santa Maria spring in Mexico.
Above: Workers use sandbags to construct a fire barrier and prevent fires from spreading

In addition, to prevent any risk of soil contamination, only biological fertilisers and manure are allowed, and irrigation draws on freshwater.

This is compulsory policy for all terrains under company ownership. The challenge is to raise awareness for forest preservation, care in the neighbourhood, and promote the Sustainable Maintenance Plan to adjacent lands.

Water Consumption,* 2001-2004


Austral America region
Bolivarian region
Brazil
Central American region
Mexico
Nestlé Latin America
-10
-20
-30
-40
%

*m³ per tonne of product
Source: Nestlé

Sustainable water source management

Nestlé Waters promotes management and protection of springs it uses, including: respecting natural replenishment levels, striving to ensure healthy water catchment areas, and improving production processes to optimise water use and minimise water loss. Bottled water, while a growing beverage market segment, does not compete with tap water as the major drinking water source for any population. It provides a healthy alternative to other beverages, often making accessible water otherwise unsuitable for human consumption. Bottled water answers consumer demand for convenience and consistency in taste and quality.

Mexico

José Luis Calderón, Environment Educator, State of Aguascalientes, on "Encaucemos el Agua"



We estimate that 33 000 students have been exposed in a continuous way to water culture



José Luis Calderón, Environment Educator, State of Aguascalientes

"Thanks to its methodology, 'Encaucemos el Agua' has triggered a profound involvement of teachers in the promotion of a water culture. It gives a structure to teaching plans without additional work burden. It has also enabled collaboration among state, municipal and federal authorities, which will lead to wide coverage and systematic programmes. With 1105 teachers, water administrators and other educators participating in 'Encaucemos el Agua' workshops in the State of Aguascalientes, we estimate that 33 000 students were exposed in a continuous way to a water culture. We are sure this will have an important influence in helping us achieve the stabilisation of our aquifer and guarantee water for everyone."



Children learn about the importance of water as they paint landscapes and other designs

Mexico

Project WET: teaching children about water conservation

"Encaucemos el Agua" is the Mexican version of Project WET, Water Education for Teachers. Conceived in the USA in 1984 and first sponsored by Nestlé Waters in 1992, workshops and programmes have reached over 25 million youth and adults in 20 countries.

The significance of Project WET is being recognised as part of the 4th World Water Forum in Mexico City, from 16 to 22 March 2006. A special Second Children's World Water Forum event will gather children aged 11 to 15 years around the world to present local actions in water, environment and sanitation, and participate in thematic workshops. It will introduce participatory tools and educational activities designed to enhance and support the local actions of children. These workshops will be conducted by Project WET and programme partners including UNICEF, the Japan Water Forum, UNEP, UNESCO and UN-Habitat.

Products and consumers



"Food products broadly contribute to sustenance, good nutrition, health and wellness only when they reach all segments of the population and are consumed within the context of a balanced diet. A food manufacturer's competitiveness is thus deeply embedded in the benefit provided to consumers."
Karin Jestin, Foundation Strategy Group

On the following pages are examples of Nestlé's approach to its products and consumers.



With extreme poverty throughout Central America, food costs are a primary consumer consideration. With *Sopa Crecimiento*, Nestlé provides a tasty and affordable chicken and noodle soup that also packs the nutrition of a fortified glass of milk. This young consumer is among the millions who enjoy *Sopa*



Creating Shared Value with consumers

Nutritious food is Nestlé's business and main contribution to society. Nestlé's competitiveness is deeply embedded in the benefit provided to consumers. Those who enjoy Nestlé products and recognise their nutritional and health benefits sustain the business and reinforce Nestlé's ability to meet their future needs. Whether driven by cultural tastes or health concerns, emerging consumer needs provide an opportunity to reflect on the performance of current products and innovate for better solutions.

Nestlé's nutrition and health awareness programmes reinforce the benefits delivered through products as they increase consumers' ability to integrate them into a well-balanced diet. The challenge for Nestlé is to find the right balance between nutrition programmes designed to reinforce the specific benefits of its product range or focus more broadly on the nutrition issues that affect the entire food industry. In the latter case, Nestlé can use its experience in nutrition education to scale up its efforts through more collaborative approaches. Additionally, Nestlé can always improve its reach into all segments of society, finding new ways, as it did with *Sopa Crecimiento* in Central America, to improve the nutrition of lower-income families.


Agriculture and sourcing
Manufacturing and distribution
Products and consumers
Value chain impacts
New/renovated products for nutrition, health and wellness
Research for consumer benefit
Consumer nutrition, health and wellness
Building a context for growth
Increase knowledge and awareness for healthy nutrition and lifestyles
Knowledge and education for healthy nutrition and lifestyles

Percentage of population who have bought a Nestlé product in 2004

	Nestlé Consumers	Population	%
Austral America region	78 265 000	102 108 000	77%
Bolivarian region	77 198 000	81 550 000	95%
Brazil	139 265 000	186 120 000	75%
Central American region	29 800 000	40 855 000	73%
Mexico	83 000 000	106 203 000	78%
Total Latin America	**407 528 000**	**516 836 000**	**79%**

Source: Nestlé estimates

Research for consumer benefit

Nestlé's long-standing commitment to research on food and nutrition has benefited consumers for over a century. Nestlé scientists published over 265 papers in 2004 and frequently interacted with external institutes in their research. Their work contributes significantly to the global knowledge base on nutrition and health and to ensuring Nestlé's competitiveness in this area.

Some 3500 people in a network of 15 R&D centres across three continents work on product renovation and innovation. The Nestlé Research Center and its 600 scientists, along with Nestlé Product Technology Centres, turn scientific results into products that meet the taste, nutrition and physiological needs of consumers. Nestlé's new direction on nutrition, health and wellness means continued efforts on the safety and nutritional value of products. The scientific work focuses on technological innovations of foods and ingredients at the molecular level to improve the food/consumer interaction and nutrient delivery. One goal is to discover and develop new branded active ingredients with proven health benefits.

In this constellation, two broad directions are emerging for Nestlé: first, developing products that meet the ever-more personalised nutrition

Chile

Joint research with INTA at the University of Chile led to *Nutren Optimum*

Nestlé studies made it possible to determine the micro and macronutrient requirements of elderly people

Dr. Daniel Bunout, INTA

The development of the *Nutren Optimum* line of products was based on nutritional studies performed by the Nestlé Research Centres in close collaboration with the Unit of Ageing and Nutrition Chronic Disease of the Nutrition and Food Technology Institute of the University of Chile, INTA, and Dr. Daniel Bunout. The team analysed the effects of prebiotics, probiotics and isoflavons on immunity and health.

"Besides clarifying the effects of these functional foods, the studies helped determine the micro and macronutrient requirements of elderly people. This knowledge not only contributed to the modification of the Chilean Government Complementary Dietary Plan for Elderly People, but also to the development of the Nestlé *Nutren Optimum*," explains Dr. Daniel Bunout, of INTA.

needs of the individual consumer. This approach requires deep understanding for local taste and colour, ways of cooking, even educational levels and use of income. Here, Nestlé's discoveries are translated into local product adaptations. The emphasis is on consumer preference and improved nutritional value, availability, convenience and, in some markets, affordability.

The second direction focuses on preventing or addressing health problems. This approach builds on a strong scientific base and clinical process to meet the same health need of any global consumer. The emphasis at this stage is on six consumer health-benefit areas: growth and development, protection (allergies and immunity), gut health, performance and beauty, weight control, and healthy ageing.

Mexico

Nutrition knowledge development

"Nestlé has influenced significantly our search for solutions to improve the health and nutrition of Mexican people"

Dr. Julio Frenk,
Mexico's Minister of Health

Dr. Julio Frenk, Mexico's Minister of Health, on nutrition knowledge development and the Founding of the Mexican Public Health Institute.

In Mexico, Nestlé supported the public authorities' efforts to reform the health system by helping set up a number of health and nutrition related institutions within the Mexican Health Foundation, FUNSALUD.

"Over a period of 30 years, the disease profile has drastically changed in Mexico. Infectious diseases used to be the dominant causes of death, especially among children. Today we are mostly confronted with chronic, non-communicable illnesses, which affect primarily adults and the elderly. We had to make serious adjustments to cope with this new reality. Nestlé contributed significantly to our efforts, in particular through the Nestlé Fund for Nutrition. Created in 1993 under the umbrella of FUNSALUD, this entity promotes nutrition improvements through scientifically based activities, the education of high level professionals and the dissemination of nutrition knowledge. In coordination with the Mexican Association of Schools of Medicine, it produced a Medical Nutriology book, which helped unify the training of teachers. It also helped integrate nutrition education as a compulsory subject in all medical schools across the country. I would say that in its seven decades in Mexico, Nestlé has not only participated in our economic development, it has also influenced significantly our search for solutions to improve the health and nutrition of Mexican people."



Consumer nutrition, health and wellness

In February 2005, at the request of the World Health Organisation, Nestlé submitted a report summarising its efforts in the previous five years to improve the nutritional value of products. The report included hundreds of product changes or innovations related to reductions in calories, sugars, fats and salts, smaller portion sizes, fortification with iron, iodine or vitamins and minerals, addition of fruits, and conversion from white flour to whole grain.

The report outlined extensive progress in Latin America. In Chile, Ecuador and Paraguay, for example, *Maggi* has been developed in low fat, no cholesterol ranges of mayonnaise and salad dressings. Nestlé Peru innovated with a *D'FIT* sugar-free and fat-reduced vanilla ice cream cup, containing 42% fewer calories and 66% less fat than a regular vanilla ice cream. Nestlé Brazil developed a dairy drink with rice cereals: presented in a split pot, *Chamito 1+1* is small bowl of fibre-rich cereals next to yoghurt containing a prebiotic formula to support balanced intestinal flora. Mexico also launched a whole-grain breakfast cereal product, *Cheerios Multi-Grano,* made of corn, oats, rice and wheat and contributing more energy, vitamins and improved digestion. Chile, in turn, came out among others with a sugar-free almond


1
Nestlé
Nutren
Puré de Papas con Carne
Nestlé
Nutren
Crema de Choclo con Carne
Nestlé
Nutren
Crema de Espárragos

1: *Nutren Optimum* soup, Chile. A line of fortified products for elderly people
2: *Nutren Optimum* semi-skimmed Milk, Chile
3: *Sahne-Nuss* chocolate bar, Chile. 100% flavour with 0% added sugar
4: *Chamito 1+1* milk drink with cereals, Brazil. With prebiotics to support intestinal flora
5: *Galleta Infantil*, Colombia. Fortified cracker with iron and vitamin B


2
Nestlé
Nutren


3
SAHNE-NUSS


4


5
Nestlé
Galleta Infantil
limón
CONTENIDO NETO: 40g

chocolate, *Sahne-Nuss* 0% added sugar.

As elsewhere in the world, Nestlé in Latin America is engaging on a comprehensive review of products along the 60/40+ guidelines. Such products are chosen in tests by 6 out of 10 people based on taste and pleasure, and include an added value component on nutritional quality. Globally, Nestlé has already renovated hundreds of products using this formula and over 100 tests took place in Latin America in 2005.

Affordable and balanced meals

The Central American Region, comprising six countries, is home to nearly 15 million children under 14. About 50% of the population is considered poor, earning less than USD 4 a day. The *Maggi Sopa Crecimiento* introduces a simple and affordable meal. It is the first chicken noodle soup with the equivalent of one glass of fortified powdered milk. Nestlé has sold millions of servings, providing a tasty, warm meal with the vitamins, protein and calcium essential for child development.

Health benefit

Ninho, a growing-up milk product range in Brazil for children one year and older, known

6


STREET
CONCEPT




Nestlé
NINHO
1+


Nestlé
NINHO
3+


Nestlé
NINHO
6+

7


Maggi
Crescimento
NINHO

8


D'ONOFRIO
D'Fit



6: *Ninho*, Brazil. A growing-up milk product range for children
7: *Maggi Sopa Crescimento*, Brazil. Chicken noodle soup fortified with *Ninho* powdered milk
8: *D'FIT* ice cream, Peru. Sugar-free and fat-reduced vanilla ice-cream cup
9: *Cheerios Multi-Grano* breakfast cereal, Mexico. Whole-grain cereal with corn, oats, rice and wheat
10: *Maggi Mayonesa Light*, Ecuador. Low-fat, no cholesterol range of mayonnaise

9


Nestlé
NUEVO
Cheerios
Multi-Grano

10


Maggi
Xquiz
MAYONESA
LIGHT

in other markets under the name *Nido*, has been developed to meet the specific nutritional needs of children at key development periods. Nestlé active ingredients, vitamins and minerals are staged to meet the needs of each age group. For children who turn one, *Ninho 1+* favours a healthy digestive system, growth and immune response against pathogens. *Ninho 3+*, for three-year olds, also addresses bone development and includes essential fatty acids, iodine and calcium. *Ninho 6+*, in turn, with *Calci-N*, natural calcium derived from milk, contributes to good bone density in this important growth period.

Reduced or unbalanced food intake is common among ageing people. Worldwide surveys have demonstrated that 15 to 60% of elderly people in hospitals or retirement homes are affected by malnutrition. To respond to this growing need, Nestlé developed a range of oral supplements that can be used to prevent and treat malnutrition. *Nutren* provides the calories, vitamins, minerals and proteins suited to older people.

In Chile, the elderly is the fastest growing segment in the population. Nestlé was the first company in the country to launch a food line especially for this age group. The *Nutren*

Brazil

The NUTRIR programme



"The pedagogic material is excellent and the recipes are very tasty"

Cristiane Aparecida Gil Guimarães, coordinator of primary and secondary schools in Ubatuba, São Paulo

Cristiane Aparecida Gil Guimarães, coordinator of the primary and secondary schools in Ubatuba

"The enabling of the NUTRIR programme is fantastic because it involves the cooks and the teachers, giving the professionals the same importance in food education. The first phase was to sensitise the regional schools, which are developing projects relating to feeding. The second phase enables the swap of information, clarifies doubts and directs the projects to awards. The pedagogic material is excellent and the recipes are very tasty."



Above: Children in the NUTRIR programme learn to cultivate and harvest vegetables as they learn about nutrition. Opposite: Maria Benedity Rodrigues de Oliveira knows most of the children who eat lunch at the NUTRIR kitchen

Optimum line includes semi-skimmed milk, creamed corn with meat, asparagus soup and mashed potatoes with meat. These instant meals are enriched with 13 vitamins and nine mineral salts, as well as nutrients such as calcium and phosphorus to help strengthen bones and teeth. They also contain essential fatty acids, such as Omega 3 and 6, to prevent cardiovascular disease, prebiotics to regulate digestion, and low sodium content.

In Colombia, Nestlé worked together with the Colombian Institute for Family Welfare (ICBF) and the local government of the state of Antioquia to develop fortified crackers with iron and vitamin B to enrich the breakfast of children. To date, 641 000 children in over 600 municipalities aged six months to six years receive the crackers. The goal is to reach one million children with this regular nutritional supplement.



Every day we cook for the children, and it's good to see them grow well-fed and strong



Maria Benedity Rodrigues de Oliveira, president of the Solidarity Community of Vila Paraiso





Maria Benedity Rodrigues de Oliveira, president of the Solidarity Community of Vila Paraiso

"I've been involved in this for over 30 years, but only in the last two years my work started to become known... and then NUTRIR came up. Every day we cook for the children, and it is good to see them grow well-fed and strong. Here we have literacy classes for adults, dance lessons and we have an area for the children to play. We use the kitchen in the afternoon to make bread, jam and preserves, apart from the culinary courses. I am happy to see the kids and the people on the streets smiling. It is very rewarding. I usually say that every time a child on the street smiles at me, my day gets better."

Knowledge and education for healthy nutrition and lifestyles

The science that accompanies product innovations contributes to public knowledge on nutrition. Nestlé actively invests in dialogue and education with the medical and nutritional science community and with consumers. Together with the communication associated with Nestlé products, these efforts build broad awareness for good nutrition. Awareness, again, is mutually beneficial. Consumers can improve their nutritional habits based on well-researched, accessible information.

Nestlé invests on many levels to stimulate demand for superior quality products. This includes active involvement in the building of institutions capable of multiplying global knowledge on nutrition, reaching out to professional thinkers and influencers in the field, and most importantly, connecting directly with consumers – especially the young – through a variety of communications.

Publications

Annales Nestlé is a scientific journal linking nutrition and health issues. Three times a year, issues in Spanish and Portuguese are sent to 60 000 paediatricians in Latin America. *The Nest* is a regular publication for paramedics and paediatric students, with two issues of 100 000 copies per year.

Brazil

The NUTRIR programme







Such activities cause a higher consumption of greens and vegetables that most of the kids only knew from the supermarket

Ana Paula Cazali da Silva, director of Preparatory Municipal School and Junior-High School



Ana Paula Cazali da Silva, director of Preparatory Municipal School and Junior-High School
"The organic kitchen garden is used as a pedagogical tool with the kids of the primary and secondary schools. Every week, they visit the garden and get to know more about organic agriculture with hands-on activities. Such activities cause a higher consumption of greens and vegetables that most of the kids only knew from the supermarket. Also, the parents have great interest in the garden."



Nutrition information and education

NUTRIR is among the most significant initiatives in Latin America against malnutrition, a problem afflicting about eight million families in Brazil. Lack of food, mother and child relationships, disease incidence and lack of information all contribute to the problem. Besides fighting malnutrition, the initiative also aims to eradicate obesity. A recent study found that 40% of the population is overweight. The NUTRIR programme includes volunteer work involving hundreds of Nestlé employees, educators, nutritionists and culinary experts who either directly interact with mothers and children on good nutrition, or qualify teaching coordinators, teachers and cooks who then go on to teach courses. Through the initiative, NUTRIR developed a publication on nutritional education distributed to nutrition and health professionals, government officials and opinion leaders. NUTRIR kits contain books, videotapes, games, recipes and suggestions for education activities. In 2004, NUTRIR qualified 1720 adults and reached 82 400 children. 315 institutions and 630 teachers in 19 cities participated in the programme. Additionally, the programme established community kitchens and bakeries in three locations. Volunteers and community

Opposite: The NUTRIR gardens are a place of both learning and fun.
Right: Women bring a sense of community to the NUTRIR programme





Rosângela Maria Dias dos Santos, teacher at the Natércio França Day Care Center
"Formerly, we used to see a number of severely anaemic children.
Thanks to feeding education, we curbed that rate."

members learned to cook nutritious meals and help feed children. They also follow courses to prepare low cost, highly nourishing recipes, to develop new income source opportunities. NUTRIR is now a national programme, present in nine states and the federal district, with 17 cities having one or two centres.

Similarly in Peru, many children suffer from chronic malnutrition, anaemia and vitamin A deficiency, while others are afflicted by overweight and obesity. Responding to these conditions, and Peru's successful introduction of mobile services in a number of areas, Nestlé launched the Nutrimovil: a mobile nutrition unit that visits consumers near their homes and provides tailored information on good nutrition. About 11 000 contacts were made during 50 visits. The mobile unit targeted the outskirts of Lima, where typical consumers spend over half of their income on food but are keen on improving their children's future through education, work and good nutrition. Graduates from nutrition programmes in local universities were hired to run the project, trained on Nestlé products and nutrition analysis, and given the task to develop nutrition guides for specific sub-groups, such as infants, the elderly, pregnant mothers and teenagers. The project helped

Worldwide

Nestlé Foundation: advancing nutrition science in Latin America

Basic nutrition research is of central importance to reversing malnutrition

Dr. Paolo Suter,
Nestlé Foundation

The Nestlé Foundation for the Study of Problems of Nutrition in the World *(www.nestlefoundation.org)* was founded at the occasion of the centenary of the Nestlé Company in 1966. The Foundation operates with the support of an international Council of leading scientists independently from the company with offices in Lausanne, Switzerland. One of the Foundation's main aims is the transfer of scientific and technological knowledge to low-income countries. Most Foundation-sponsored research projects are realised in collaboration with local scientists at universities and research institutes. In such countries, basic nutrition research is of central importance to reversing malnutrition. With the Foundation's enLINK digital library *(www.enlink.org)*, partners can access ten of the most important and prestigious nutrition journals.

In Latin America, studies recently addressed topics such as energy metabolism (stunting and obesity), micronutrient requirements, supplementary feeding and the interrelationship of nutrition and infection. For example, a study from "favelas" of São Paulo found that childhood nutritional stunting is associated with impaired fat oxidation, which favours fat deposition. This

Nestlé Peru better understand consumers' eating habits, nutritional beliefs and needs.

In Paraguay, Nestlé joined with the Tierranuestra Foundation to develop a game on nutrition for rural schools. Nestlé Marketing and a nutritionist worked with the foundation and a designer to create the game. Tierranuestra then distributed 1000 games to 200 schools and provided training to learn how to use the game.

In Chile, Nestlé is building on decades of work with public health authorities on good nutrition. In 1966, 60% of children under six suffered from some degree of malnutrition. Today, that figure does not exceed 1%. Starting in the early 1970s, Nestlé participated in a broad national programme called "a daily half-litre of milk for every child". Nestlé delivered milk products and helped prepare and develop special prototype products such as *Fortified Purita Milk* and *Cereal Purita Milk*. Today, the company continues to promote healthy lifestyles through its Vida Chile programme, an initiative led by the Ministry of Health and supported by members from various universities and the World Health Organisation. Nestlé is contributing by funding the Nutritional Assessment Technical Standard for children from ages 6 to 18; and provides the Nutritional Labelling Manual for health professionals.

might in part explain the increased prevalence of obesity among stunted adolescents and adults in low-income countries, where malnutrition and obesity often coexist in the same family.

Micronutrient deficiencies such as vitamin A or iron are the most prevalent deficiencies. Several studies from Chile and Peru underlined the crucial importance of preventing iron deficiency during infancy. An insufficient intake of iron during the critical phases of brain development during the first months and years of life will lead to irreversible brain damage and a life-long psycho-neurobehavioral handicap. Another study found that iron supplementation given to anaemic pregnant women in Lima impaired the intestinal absorption of zinc, which can have negative effects on pregnancy. This indicates that zinc should be added to iron to cover both deficiencies. Based on these studies, solid scientific evidence was provided for effective flour fortification in Peru and other regions of the world.

Chile

Eradicating malnutrition

“Many issues had to be corrected. Nevertheless, little by little, the obstacles were overcome”



Dr. Monckeberg, paediatrician



"The task was not easy. Many issues had to be corrected in the areas of primary health care, nutrition, education and sanitation. Nevertheless, little by little, the obstacles were overcome. The problem was included in the national agenda, resources were obtained and the Government and private sector got involved. Nestlé played a major role as the leading company of the dairy sector, ensuring the delivery of powder milk, a vital food for the success of the programme."
Dr. Monckeberg, paediatrician

Nestlé's future in Latin America

Paul Bulcke, Executive Vice-President Nestlé for United States of America, Canada, Latin America, Caribbean



Creating Shared Value is a global concept for Nestlé, tightly linked to our core business, and a good roadmap for the future. People are at the centre of this framework: Nestlé people drive the value chain and community investments that improve lives and step-by-step, lower the environmental footprint of food production through increased agricultural and operational efficiency.

Shared value starts with every person in Nestlé offices and factories and spreads outwards. Our business provides stability and resources to employees and their families; they share our need for security and continuity in their lives. Our first requirement is therefore to make sure we maintain a successful business to provide this stability, even when hard times come around as they did in the past, in Peru and Chile for example, when Nestlé stayed while other companies left the countries. Our strategy has been proven successful, because Nestlé has just been recognised as Chile's "most respected corporation" for the second year in a row by a leading independent national survey.[3]

A basic requirement for the long-term permanence and stability of our business is to have good and motivated people working for the company. In this regard, Nestlé's labour relations in Latin America, as everywhere else we operate, are guided by strong principles and policies, guaranteeing the respect of basic rights in terms of remuneration, association and unionisation, training and career development according to everyone's capacities. In this way, we regard our employees as indispensable to our future growth in the region.

For me, there are four essential ingredients to empower Nestlé people to build stable and successful businesses: strong values that they can feel good about – and know are non-negotiable; presence in local communities; continuity; and focus on winning strategies.



Latin America and its people are infused with the idea that tomorrow is going to be better. Globalisation, the pursuit of free trade agreements and open borders are all reinforcing that spirit



Paul Bulcke, Executive Vice-President Nestlé for United States of America, Canada, Latin America, Caribbean

Opposite: Paul Bulcke checks on Nestlé products on a market visit in Brazil.
Right: A Nestlé agronomist and a coffee farmer discuss sustainability strategies in Nicaragua.
Below: A Nestlé employee works in the Ocotlán factory in Mexico



Our commitment to such ideas builds trust over time, and with trust, you can grow a business.

Latin America and its people are infused with the idea that tomorrow is going to be better. Globalisation, the pursuit of free trade agreements and open borders are all reinforcing that spirit. Incomes are growing, and people want to build a better future. Agriculture is the natural strength of the region: working with farmers to increase productivity through loans, technology and knowledge transfer, the support of agronomists, and improving and focusing our industrial capacity to produce higher value added food products locally helps the region's communities realise their growth potential.

Nestlé has tremendous opportunities to invest in regionalisation and distribution. In Brazil, for example, focusing our energy on the needs of consumers in specific regions is bringing excellent results. Moreover, in some regions, like the north east of Brazil, we are talking about 60 million



people. Low-income families form a large market and are very conscious of nutrition issues. We think we can reach them better by investing more in distribution, adding new dynamics in the retail sector, and raising awareness for good nutrition concepts. For this, we need people who know what it's like to live in poor communities and who can revisit and adapt our business models. We already have a large number of products going to the lower income population, but we can do more with soups, cereal-based and dairy products, and meals that can provide schoolchildren and families with essential nutrients. And there is no need for award-winning packaging to accomplish such objectives, just solidly conditioned products that deliver good nutrition.

Nutrition education and understanding is of course an important element of improving lives. In Latin America, as elsewhere in the world, there is too little education on nutrition: not enough courses on the subject at all school levels, even in medical schools. This is a health gap that society needs to fill, but where we can also help as a member of the greater food community: through publications to professionals, nutrition centres in retail shops animated with nutritionists who can engage directly with consumers, call centres, informative product labels, and through larger scale awareness programmes, like NUTRIR or Nutrimovil that are described in this report. We can help consumers understand basic nutrition concepts and terminology, so that they can benefit from the nutritional value in our products. At a fundamental level, it is about building awareness over the long term to build healthy societies, together with other food industry members and governments.

Latin America is a region rapidly moving towards development, and its strength lies in the people's positive mindset. Together with them, we can create even greater shared value.

Writing and editing
Foundation Strategy Group,
Geneva, Switzerland and
Nestlé S.A., Public Affairs

Design
Nestec Ltd, Corporate
Identity and Design, with
Esterson Associates,
London, United Kingdom

Photography
Markus Bühler-Rasom,
Zurich, Switzerland;
Christian Cravo,
Salvador, Brazil;
Sam Faulkner/nb pictures,
London, United Kingdom;
Juan Carlos Franco,
Mexico City, Mexico;
Nicolas Goldberg/Panos,
Buenos Aires, Argentina;
Sergio Hernandez,
Mexico City, Mexico;
Harmen Hoogland/Nestec Ltd,
Corporate Identity and Design;
Jesús Angeles Padilla,
Santiago, Chile;
Philippe Prêtre/apg image,
Vevey, Switzerland;
Sergio Santario,
São Paulo, Brazil

Printing
Entreprise d'arts graphiques
Jean Genoud S.A., Le Mont-sur-
Lausanne, Switzerland

Paper
Munken Lynx, totally chlorine
free (TCF)

Nestlé S.A.
Avenue Nestlé 55
1800 Vevey
Switzerland

www.nestle.com

Footnotes
1 These include the UN Global Compact, relevant International Labour Organization (ILO) Conventions, and the Organization for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises.
2 *Exame Magazine*, rankings include anonymous answers from employees.
3 Hill and Knowlton Captiva/La Tercera, Santiago de Chile, November 2005.




Nestlé

Good Food, Good Life


Nestlé

Good Food, Good Life

Management Report 2005

Wellness in action
The transformational opportunity

Nutrition


Nestlé


Nestlé


Nestlé
NAN
2
B
From 6 months onwards

Ice cream




ICE CREAM
Nestlé


Dreyer's


Edy's


Dreyer's
Slow Churned
RICH & CREAMY
Light
Vanilla

Prepared dishes and cooking aids


Maggi


Buitoni


Stouffer's
LEAN CUISINE


Herta
HOT POCKETS


Stouffer's

Branded Active Benefits (BABs)


Prebio1


Nestlé
Cerevita
Nutritious All Family Cereal
Prebio
REGULAR

In Nutrition, Nestlé has sales in excess of CHF 1 billion in both the Infant Nutrition and Baby Food categories.

Branded Active Benefits (BABs, see page 22) are added to products to address a specific need state. The sales of products incorporating *Prebio*[1] exceed CHF 1 billion.

Billion Swiss Franc Brands

Beverages


NESCAFÉ


Nestlé
MILO


Nestlé
Nesquik

NESTEA

Water


Nestlé
Nestlé
Pure Life
Nestlé
Aquarel

Milk products


Nestlé


Nestlé
Coffee-mate


Nestlé
NIDO

Chocolate, confectionery and biscuits


Nestlé


Nestlé
KitKat



PetCare


PURINA
Friskies


PURINA
PRO PLAN
AFTER CARE

Pharma


Alcon



2005: excellent growth; acceleration of the Group's transformation

Excellent growth and another year of delivery of the Nestlé Model

> Sales increased 7.5% to CHF 91.1 bn
> The Group's organic growth reached 6.2%, above target of 5-6%
> EBITA rose from CHF 10.8 bn to CHF 11.7 bn; margin increased from 12.7% to 12.9%
> Net profit rose 20.7% to CHF 8.0 bn; underlying EPS rose 12.9%

Strong cash flow facilitates increased returns to shareholders

> Strong operating cash flow, exceeding CHF 10 bn and free cash flow, exceeding CHF 6.5 bn
> Completion of first share buy-back programme, with value of CHF 1 bn
> Launch of second share buy-back programme, with value of CHF 3 bn
> Proposed dividend of CHF 9.– per share, an increase of 12.5%

Major strategic brands drive Food & Beverage (F&B) to triple market's growth rate

> F&B achieved 6% organic growth: Americas and Zone AOA the engines
> *Nescafé, Dreyer's, Purina, Nestea, Nespresso* among strong performers
> Alcon continued to deliver double-digit growth and margin improvement

Accelerating transformation delivers tangible benefits

> Creation of stand-alone Nestlé Nutrition organisation – 100% focused on driving our opportunities in pure nutrition
> Corporate Wellness Unit driving Health and Wellness initiatives throughout F&B
> About a third of F&B sales now operating on GLOBE systems
> Efficiency programmes delivered targeted savings of CHF 1.2 bn

Organic growth target of 5% to 6% and further margin improvement expected for 2006

Table of contents



The brands in italics are registered trademarks of the Nestlé Group

Letter to our Shareholders

Fellow shareholders,

We have long had a vision of Nestlé as not just the world's largest Food and Beverage company, but also as the world's leader in Health, Nutrition and Wellness. This vision is compelling because it brings together the best interests both of our consumers and of our shareholders. Consumers want to live healthier, more productive and longer lives. Shareholders want to see increasing returns, which I believe are deliverable from these faster growing and more profitable categories.

As the world's largest Food and Beverage company, with leading brands and a global presence, Nestlé is well placed to bring this vision to life. We have made further major strides in 2005. Nestlé Nutrition is now managed as a stand-alone business entity from the 1st of January, and the Corporate Wellness Unit is operational and driving Group-wide initiatives in the area of health and wellness. The Nutritional Compass has been introduced across a wide range of products, whilst our increased focus on Research & Development has resulted in the roll-out of more Branded Active Benefits (BABs) across our Nutrition, Dairy, Beverage, Cereal and Confectionery categories, and sales of products with BABs increasing about 20% during the year. Another important step in building our Nutrition, Health and Wellness future was the creation of our EUR 500 million Growth Fund to invest in early stage ventures. It is the perfect complement to our existing Life Ventures fund, which is successfully investing in start-ups in this area. We expect these funds to be a powerful accelerator for the implementation of innovative ideas.

"The Nestlé transformation" was extensively discussed in last year's Letter and was also at the heart of my speech at the Annual General Meeting of shareholders (AGM). The move to a Health, Nutrition and Wellness company is an important aspect of that transformation, the strategic aspect, if you like. The other aspect is more operational, with the continuous evolution to a structure which will enable us to leverage our size as a competitive advantage and to do this whilst remaining close to our consumers.

I see the Nestlé of the future as a fleet of agile, fast-moving businesses, with leading brands in value-added categories. The businesses will be fast-moving because they will be focused on their consumers, innovation, and communication, and they will be a "fleet" because they will be linked, regardless of where they are in the world, by shared consumer insights, R&D and smart leveraging of our scale. This will enhance our ability



Peter Brabeck-Letmathe
Chairman of the Board
and Chief Executive Officer

to create better and bigger innovations, launched more quickly and more broadly around the world, and offering an improved value equation.

An agile fleet needs fuel. The fuel for our businesses will come from an ever more efficient operating platform. We have made concrete steps here too in 2005, with the creation of shared service centres, as part of our FitNes programme, outsourcing of certain activities, improvements in our supply chain, and a continued focus on driving efficiency through Operation EXCELLENCE 2007. But, improving efficiency isn't just about reducing cost; it also means sharing the best of what we've got, and this is one of the key objectives of our GLOBE programme. The GLOBE roll-out continues on track, with about a third of our food and beverage business now operating with GLOBE's processes, data and systems.

2005 was a year characterized by high raw material prices, currency volatility, health scares, natural disasters and a challenging retail environment on a scale not recently experienced. Internally we also had to manage issues in China, Russia and Italy, which served as a reminder to all our people that quality is a non-negotiable aspect of our business. I am pleased therefore that against that background our people have once again delivered on the Nestlé Model of strong organic growth combined with another year of consistent improvement in EBITA margin.

Performance is at the centre of our thinking, and it was this that led us to finding a creative solution for our European Chilled dairy business. We have always believed that Chilled dairy has a role to play in a Health, Nutrition and Wellness company, but we also understood that we needed to find a solution that would make it as good a business for our shareholders as it is for our consumers. The venture with Lactalis, one of the biggest European dairy companies, is that solution: it should significantly strengthen our business and brands in the marketplace, whilst enhancing its financial attractiveness.

There have been some changes on our Board and in our senior management. Rainer E. Gut, Chairman of the Board of Directors, retired at the 2005 AGM, following twenty-five years on the Board and five years as Chairman. This was a period of enormous development for Nestlé, demonstrated by the fact that the Group's sales in 1981 were CHF 27.7 billion, less than one third of today's level. During that time, the Group benefited from Mr. Gut's enormous international business experience, as well as from his strong convictions, sense of perspective, integrity and dynamism. He personified the values and culture of the Group and was a valued partner for me in my years as Chief Executive. Nobuyuki Idei is retiring at the 2006 AGM. I would like to thank him for his contribution, and in particular for his insightful contribution about the potential of technology in our industry.

Wolfgang H. Reichenberger has stepped down from his position as Chief Financial Officer of Nestlé S.A. and has left the Group to run the new Growth Fund. During Wolfgang's five year tenure as CFO, the culmination of a successful twenty-seven year career at Nestlé, he made a significant contribution to the Group, not least in strengthening its performance culture. Wolfgang's departure necessitated one of several changes to the Group Executive Board during 2005. His successor is Paul Polman, who enjoyed a successful twenty-six year career in the fast moving consumer goods industry before joining Nestlé. Also leaving the Company last year was Ed Marra. Ed Marra had an twenty-three year career at Nestlé, mainly in North America, and during his time at Vevey he launched a series of initiatives in the area of strategic demand generation, and brought an increased dynamism to our innovation process and pipeline. Lars Olofsson, previously running Zone Europe, has taken over responsibility for the Strategic Business Units & Marketing from Ed Marra. Luis Cantarell has taken responsibility for Zone Europe, whilst Richard Laube, who joined Nestlé in April 2005 following as successful career in the fast moving consumer good and pharmaceutical industries, has taken over responsibility for Nestlé Nutrition from Luis.

That our businesses continued to perform well during these transitions, demonstrates the strength in-depth within our management team. We have always felt that our "grow your own" approach to management, combined with selective external appointments, has served us well. It is an approach that we will continue to follow to ensure that the values, culture and principles that have created the Nestlé of today will continue to be the pillars of our growth in the future.

Nestlé's values and principles are not something intangible, but are summarised in The Nestlé Corporate Business Principles and The Nestlé Management and Leadership Principles. The Business Principles are circulated amongst our staff and suppliers. It is a code of behaviour by which we live, whether we are at the most junior level in the smallest market, or whether we are on the Nestlé S.A. Board of Directors and responsible to our shareholders for the Corporate Governance of the organisation.

Corporate Governance was certainly high on the agenda in 2005. The objective of Corporate Governance is that it should provide an appropriate level of protection for shareholders, combined with, but not at the expense of, the right environment to enable management to deliver sustainable profitable growth for the benefit of those shareholders. Nestlé has certainly achieved this, whether one looks at our shorter or longer record of total shareholder return. And it has done it by having a consistent strategy and focusing pragmatically on long-term value creation, whilst ignoring short-term pressures and longer-term trends that offer no potential for improved returns. The decision made by the Board to create the double-mandate, which led to the contested AGM, was taken in that spirit: pragmatically, to ensure that Nestlé's transformation had the greatest likelihood of being completed rapidly and successfully, and without risking the ongoing financial performance of the Group.

The AGM is a uniquely important day for Nestlé as it is the single biggest opportunity for us to hear from our shareholders. In formulating the agenda for the 2006 AGM, we have taken account of the feedback we received earlier in the year, whether from smaller private shareholders or larger institutional investors, whether Swiss or international. We believe that our response to this feedback, outlined in the invitation to the AGM, is in your and the Company's best interests. It will facilitate gradual change in the Articles of Association, with shareholder participation and approval, and will enable Nestlé to modernize its Articles to ensure that they are as appropriate to its global business leadership as are its Business Principles.

There are three new proposals for the Board of Directors this year. Jean-René Fourtou, who is Chairman of the Supervisory Board of Vivendi and a leading figure in the French business world, Steven Hoch, who is the founder of Highmount Capital, a US based investment firm, and Naina Lal Kidwai, who is Deputy Chief Executive Officer of HSBC in India. These appointments will bring a broad cross-section of expertise to Nestlé's Board, which is already rich in talent and experience.

As I have explained, 2005 was a challenging year for our industry. It was also a year in which much has been achieved: progress towards becoming the leader in Health, Nutrition and Wellness, towards launching that fleet of agile businesses, with an efficient manufacturing base and supply chain, the achievement of a level of organic growth that puts us at the forefront of our industry, the launch of our first and second share buy-backs, and a total shareholder return of over 35%.

That is certainly a hard act to follow in 2006, but we have fantastic brands, strong market positions, a flowing pipeline of innovations and our strongest ever management team. Building on our momentum, we continue to see opportunities to improve the performance of our Food and Beverage business and are committed to the Nestlé Model of strong organic growth, between 5% and 6%, and a consistent improvement in EBITA margin. We have already embarked on our second share buy-back, with a target of CHF 3 billion, and remain committed to delivering long term shareholder value. I believe, therefore, that the future for Nestlé and its shareholders remains rich with opportunity.

This letter has been focused on our Food and Beverage business, which is at the heart of our transformation, and offers the potential for further performance improvement. I would like briefly to recognise the strong performances of our investments in the areas of vision, skin and beauty, notably the strong business and share price performance of Alcon during 2005.

Finally, I would like to thank the Nestlé people around the world for their contribution in 2005, not just to realising our transformation and delivering our results, but also for their selfless and instinctive actions and support in their communities, whether following the tsunami, the floods in Louisiana or the earthquake in Pakistan. I mentioned the Nestlé culture. No matter where I go in the world, I immediately recognise that same culture, those shared values and that commitment to Nestlé, and to the local communities all around the world where we are based. The more I have seen this, the more I have come to realise that this is one of our great strengths. My thanks to everyone for their contribution in 2005.

Peter Brabeck-Letmathe
Chairman of the Board
and Chief Executive Officer

Board of Directors of Nestlé S.A.

at 31 December 2005

Helmut O. Maucher
Honorary Chairman

Board of Directors of Nestlé S.A.

	Term expires[1]
Peter Brabeck-Letmathe [2] *Chairman and Chief Executive Officer*	2007
Andreas Koopmann [2, 4] *1st Vice Chairman* > CEO, Bobst Group SA	2008
Rolf Hänggi [2, 3, 5] *2nd Vice Chairman* > Vice Chairman, Roche Holding Ltd	2008
Edward George (Lord George) [2, 4, 5] > Former Governor of the Bank of England	2007
Kaspar Villiger [2, 3, 5] > Former Swiss government minister	2009
Jean-Pierre Meyers [3] > Vice Chairman, L'Oréal	2006
Peter Böckli [4] > Attorney-at-law	2008
Nobuyuki Idei > Chief Corporate Advisor, Sony Corporation	2006
André Kudelski [3] > Chairman and CEO, Kudelski Group	2006
Daniel Borel > Co-founder and Chairman, Logitech International S.A.	2009
Carolina Müller-Möhl > Chairperson, Müller-Möhl Group	2009
Günter Blobel > Professor, The Rockefeller University	2009

Secretary to the Board
Bernard Daniel
Secretary General

Independent auditors
KPMG Klynveld Peat Marwick Goerdeler SA
London and Zurich — 2008

[1] On the date of the General Meeting of Shareholders
[2] *Chairman's and Corporate Governance Committee*
[3] Audit Committee
[4] Remuneration Committee
[5] *Finance Committee*



Board of Directors
Peter Brabeck-Letmathe
Edward George
Peter Böckli
Daniel Borel

Andreas Koopmann
Kaspar Villiger
Nobuyuki Idei
Carolina Müller-Möhl

Rolf Hänggi
Jean-Pierre Meyers
André Kudelski
Günter Blobel

Secretary to the Board
Bernard Daniel

For further information on the Board of Directors please refer to the Corporate Governance Report 2005, enclosed

Executive Board of Nestlé S.A.

at 31 December 2005

Peter Brabeck-Letmathe
Chairman and Chief Executive Officer

Executive Vice Presidents

Francisco Castañer
Pharmaceutical and Cosmetic Products, Liaison with L'Oréal, Human Resources, Corporate Affairs
Wolfgang H. Reichenberger
Finance, Control, Legal, Tax, Purchasing, Export
Lars Olofsson [1]
Strategic Business Units and Marketing
Werner Bauer
Technical, Production, Environment, Research and Development
Frits van Dijk
Asia, Oceania, Africa, Middle East
Ed Marra [1]
Strategic Business Units and Marketing
Paul Bulcke
United States of America, Canada, Latin America, Caribbean
Carlo Donati
Nestlé Waters
Luis Cantarell
Europe

Deputy Executive Vice Presidents

Chris Johnson
GLOBE Program, Information Systems, Strategic Supply Chain, eNestlé, Group Information Security
Richard T. Laube
Nestlé Nutrition

[1] Ed Marra retired on 31 December 2005 and was succeeded by Lars Olofsson on 15 November 2005



Executive Board (from left to right):
Luis Cantarell
Frits van Dijk
Wolfgang H. Reichenberger
Paul Bulcke
Francisco Castañer
Peter Brabeck-Letmathe
Werner Bauer
Lars Olofsson
Chris Johnson
Ed Marra
Carlo Donati
Richard T. Laube

For further information on the Executive Board, please refer to the Corporate Governance Report 2005, enclosed

Updating the Articles of Association

At the General Meeting 2005, we made the commitment that we would consider the feedback that we had received from our shareholders as we review our governance and Articles of Association. During the summer 2005, a large number of our shareholders responded to our opinion survey about our Articles of Association and gave us valuable input. While the survey showed that there are different views amongst our shareholders, there was a broad consensus in favour of a modernisation of the Articles of Association. We are in agreement with this view.

When our Articles of Association were revised in 1989, Swiss law provided little protection or transparency in the case of hostile takeovers, nor did it prescribe the disclosure of substantial shareholdings. This has changed in the meantime. The Swiss Stock Exchange Act now obliges a shareholder to disclose when his holdings exceed 5, 10, or 20% of the voting rights, and to make a public offer for the entire company when his shareholdings exceed 33.33%.

Certain changes to the Articles of Association can only be made with an attendance quorum of two thirds of the total share capital of the Company. In addition, a supermajority of three quarters of the shares represented at the relevant shareholders' meeting is required. Other decisions require the presence of one half of the share capital. In 1989, when the relevant provisions were introduced, the Nestlé shareholder base was predominantly Swiss, and Annual General Meetings were attended by a large number of shareholders. Today, even if all shareholders with voting rights were to attend a shareholders' meeting, it would factually not be possible to achieve such an attendance quorum because shareholders accounting for more than one third of the outstanding share capital have chosen not to be recorded in the share register and are therefore not able to attend or vote at the meeting.

The Board of Directors believes that modernizing Nestlé's Articles of Association will be in the shareholders' best interests. Your Board will therefore propose a resolution to shareholders at the 2006 Annual General Meeting which, if passed, will enable shareholders to vote on specific proposals at future Annual General Meetings to update the Articles of Association with a view towards the creation of long term value for all our shareholders.

The Board is aware, and the shareholder survey has demonstrated, that although a majority of our shareholders are in favour of modernizing the Articles of Association, there are differing opinions among two

Shareholders by geography*



- 36% Switzerland
- 33% USA
- 6% United Kingdom
- 5% Germany
- 3% France
- 17% Others

Distributions of Share Capital by geography*


60%
50%
40%
30%
20%
10%

1997 1998 1999 2000 2001 2002 2003 2004 2005

- Switzerland
- USA
- United Kingdom
- Germany
- France

Share Capital by Investor Type*


70%
60%
50%
40%
30%
20%

1997 1998 1999 2000 2001 2002 2003 2004 2005

- Institutions
- Private Shareholders

* Percentage devised from total number of registered shares. Registered shares represent 64% of the total share capital. Statistics are rounded, as at 31.12.2005

distinct groups of our shareholders on specific issues. While voting limitations found support among some private shareholders, a majority of the shares, including a strong majority of the institutional shareholders, rejected them in line with the principle of one-share one-vote. The rule requiring that two thirds of the share capital be present or represented to make certain changes, which makes amendments to these provisions factually impossible, was rejected by a clear majority of the shares, including a three quarter majority of the institutions. There was also solid support for a reduction of the terms of office of the directors. Feelings were less strong with regard to the terms of office for the external auditors, although a term of three years was clearly favoured over the one-year solution.

The Board, therefore, is proposing to the shareholders a course of gradual change and will propose to the 2006 Annual General Meeting a Resolution enabling it to propose further enhancements to the Articles in the future. It believes that this approach addresses the feedback it has received over the past year and lays the foundation for the gradual adoption by shareholders of a set of Articles of Association that will be in the best interest of all shareholders.

Our principles of doing business

> Inherent in the Nestlé business model is a long-term commitment and substantial investment in the countries where we operate. In the first edition of the Nestlé Management and Leadership Principles in 1997, we stated, "Investments have to be good for the country as well as good for the Company". This has been our belief since the inception of the Company, because to create long-term value for our shareholders, it is essential to create long-term value for the societies where we operate. We believe that this philosophy has been an important factor in creating the long-term business growth which has made Nestlé the world's largest food and beverage company.

> For Nestlé, Corporate Social Responsibility is not an add-on, imposed from outside, but is built into our Nestlé Corporate Business Principles and business strategy. This is explained in depth through the companion document to this 2005 Management Report, entitled The Nestlé Concept of Corporate Social Responsibility, as Implemented in Latin America.

> The United Nations Global Compact's ten Principles on human rights, labour, the environment and corruption, are specifically incorporated in the Nestlé Corporate Business Principles, and are fundamental to guiding our business actions.

The UN Global Compact ten Principles (summarized)
Human Rights
1. Support and respect protection of internationally proclaimed human rights
2. Non-complicit in human rights abuses
Labour
3. Uphold freedom of association and collective bargaining
4. Eliminate forced and compulsory labour
5. Effective abolition of child labour
6. Elimination of discrimination
Environment
7. Support a precautionary approach
8. Undertake environmental initiatives
9. Encourage environmentally friendly technologies
Anti-corruption
10. Work against all forms of corruption, including extortion and bribery

The Nestlé Corporate Business Principles
Governments*
Human Rights*
Labour*
Environment*
Consumers
Consumer communication
Infant Food Marketing
Suppliers
Agricultural Raw Materials
Corporate Governance
*Including UN Global Compact 10 Principles

Nestlé Corporate Business Principles

The Nestlé Corporate Business Principles, incorporating our Corporate Governance Principles and Consumer Communication Principles, are the fundamental principles which all Nestlé associates are expected to follow and implement within the specific political, social and cultural context of each country. They include sections, among others, on Infant Health and Nutrition, Human Rights, Child Labour, Corruption and the Protection of the Environment.

The Principles are built on key beliefs that include:

> Nestlé's business objective is to manufacture and market its products in a way that creates value that can be sustained over the long term for shareholders, employees, consumers, business partners and the national economies in which Nestlé operates.

> Nestlé does not favour short-term profit at the expense of successful long-term business development.

> Nestlé recognizes that its consumers have a sincere and legitimate interest in the behaviour, beliefs and actions of the company behind the brands in which they place their trust.

> Nestlé operates in many countries and in many cultures throughout the world. This rich diversity is an invaluable source for our leadership.

Human Rights

We are committed to respecting human rights in our business activities, and to avoid being complicit in human rights violations. In addition, through our business activities, we help to influence the human rights environment. For instance, in 2005 Nestlé Nigeria became the sponsor of a new national television series, aimed at creating greater religious and social tolerance and respect for human rights (see page 18).

Labour Rights

Our people

Nestlé upholds freedom of association and the effective recognition of the right to collective bargaining, the elimination of all forms of forced and compulsory labour and the effective abolition of child labour and the elimination of discrimination in respect of employment occupation (UN Global Compact principles 3, 4, 5 and 6). Our people form the backbone of the Company, and our success is a reflection of the professionalism, conduct and attitudes of our management and employees. The Nestlé culture is founded on a strong work ethic, combining integrity and trust, dignity and mutual respect – and a pragmatic rather than dogmatic approach.

Number of lost time injuries per million hours worked	2001	2002	2003	2004	2005
	14.0	12.2	10.6	9.1	7.0

India, our Samalkha factory received the National Safety Award "for outstanding performance in industrial safety".


FROM JANUARY TO DECEMBER

Health and safety at work

As expressed in the Nestlé Policy on Health and Safety at Work, we place the highest priority on protecting our people at work, and fostering their health and wellness. We integrate the health and safety of our employees and the prevention of work-related injuries and illnesses into all aspects of our business.

Our key safety performance indicator, the number of injuries with lost time, continues to show a positive trend. In the last five years, we have reduced this number by 50%.

Several units in the Nestlé Group achieved exceptional performance in workplace safety. An example is the Nestlé Samalkha factory in India which won the Indian National Safety Award in 2005, in recognition of their very low accident rate. The employees in Samalkha completed more than three million hours without any reportable accident.

Child Labour

Nestlé does not tolerate child labour in our factories, and our industrial suppliers are expected to follow the Nestlé Corporate Business Principles, or risk losing our business.

Nestlé is a founding member of the International Cocoa Initiative, a long-term effort with unions, anti-slavery organisations, and other members of the cocoa supply chain, aimed at eliminating the worst forms of child labour. The ICI, headquartered in Geneva, is active on the ground in West Africa, in cooperation with the ILO International Programme to Eliminate Child Labour, and other organisations with similar objectives.

Environment

Environmental stewardship

Nestlé supports a precautionary approach to environmental challenges and undertakes initiatives to promote greater environmental responsibility, whilst encouraging the development and diffusion of environmentally friendly technologies (UN Global Compact principles 7, 8 and 9). We have continued to achieve significant performance improvements in terms of reductions in energy and water consumption, wastewater generation and air emissions. Full information is available on our website and in the booklet Nestlé and Water.

Environmental performance

Nestlé's environmental performance indicators confirm the continuous improvement in our manufacturing activities. The results again show a decoupling between

Nestlé environmental progress		2001	2002	2003	2004	2005	Variation 2001-2005
Water consumption	m^3	7.63	6.20	5.78	5.27	4.37	–42.7%
Energy consumption	gigajoules (GJ)	3.44	3.08	2.83	2.73	2.42	–29.7%
Waste water generation	m^3	5.87	4.89	4.36	4.26	3.38	–42.4%
Greenhouse gases	kg CO_2	178	155	142	133	118	–33.5%
Air acidification potential	kg SO_X equiv.	1.09	0.84	0.70	0.65	0.51	–53.5%
Ozone depleting substances	g R-11 equiv.	1.07	0.33	0.30	0.29	0.28	–73.7%
By-products/waste generation	kg	69.5	58.3	52.9	57.4	52.7	–24.2%
By-products/waste recovery	%	72.3	78.1	79.7	77.0	77.2	

Consolidated environmental performance indicators (EPI's) per tonne of product

the growth of our production volume, which amounted to 39%, and our consumption of natural resources during the 2001-2005 period. For the first time, the indicators have been validated by an independent verification company, Intertek.

Details of our environmental achievements throughout the supply chain, including latest performance indicators, are available at www.environment.nestle.com.

Air emissions

As part of the Nestlé Environmental Management System (NEMS), which is aligned with ISO 14001, in 2005 we systematically reviewed our factories' efforts to minimise air emissions. The review confirmed the implementation of measures such as using cleaner fuel with a lower sulphur content, moving to gas, and ensuring that boiler operations are optimised. In addition, the review demonstrated Nestlé's investment of an average of CHF 40 million annually to reduce air emissions.

Transport

Reducing the environmental impact of transport is of high importance to Nestlé. Nestlé initiated a pilot with Schenker, one of the leading international integrated logistics companies, to determine the environmental impact per unit of product delivered in one of their European land transport networks. The results of this study showed that transport generated on average some 15 kg of CO_2 emissions per tonne of product delivered. This represents about 10% of CO_2 generated during the manufacturing process and is equivalent to emissions released by a standard passenger car travelling for 100 kilometres. Actions have been defined to reduce the transport-related environmental impact by giving further consideration to types of vehicle used, distances driven, fuel type used, loading degrees, etc.

Sustainable consumption

Nestlé's initiatives apply equally to sustainable consumption and to improving the environmental performance of our products along their entire life cycle. We continued to pursue our packaging source reduction programme. Without compromising product quality, packaging material savings from 1991 to 2005 amounted to 284 000 tonnes and CHF 520 million on a worldwide basis. Nestlé was the first company in Europe to introduce a new biodegradable alternative to plastic for manufactured food products. Made from renewable resources, it dissolves when it comes into contact with water, and disintegrates within three months in a compost heap.



Pakistan
Helping milk farmers
For over 70 years, in 40 countries, we have helped hundreds of thousands of milk farmers to achieve higher production quality and increased incomes. Pakistan is the fifth largest milk producer in the world. In the Punjab region in 1988 an average of 120 tonnes of milk a day was produced by 26 000 farmers. By 2004 135 000 farmers were producing 829 tonnes a day. Nestlé has created 1000 village dairies and installed 972 milk tanks equipped with cooling devices. You can read more in Nestlé in Pakistan 1988-2004. The Development of a Milk District and in the Harvard Business School Case Study, Nestlé's Milk District Model: Economic Development for a Value-added Food Chain and Improved Nutrition. "These are not a CSR fad – they are something Nestlé has been doing for ages." Prof. Ray Goldberg of Harvard Business School. Similar initiatives have existed in North China since 1989, which included building some 220 kilometers of roads to facilitate transporting 1000 tonnes of fresh milk per day.

Philippines, coffee programme
Started in 1962, the number of farmers benefiting from our expertise is around 2000 to 2500 per year.


NESTLÉ ASSISTED PROJECT
SUSTAINABLE AGRICULTURE INITIATIVES
AT NESTLÉ (SAIN)

<u>Agricultural Raw Materials</u>
During 2005 we continued to ensure the quality and safety of agricultural materials that we use for our food products. Our actions vary according to agricultural production and sourcing methods – either directly from farmers or through trade channels. Activities include the promotion of sustainable growing and production methods at farming level with the objective of creating value for all partners in the supply chain – and that includes our consumers.

Related to sustainable sourcing, we provided further technical assistance to farmers supplying milk to our factories. This assistance was given by our 800 agricultural field experts and benefited more than 300 000 milk farmers in Chile, China, Colombia, Indonesia, India, Mexico and Pakistan.

Many projects are helping coffee farmers with sustainable production, for example in China, Indonesia, Mexico, the Philippines and Thailand. The main focus of these projects is on farming practices that are environmentally sound, socially acceptable and economically viable.

We continued to support the SAI Platform, the Sustainable Agriculture Initiative of the Food Industry, of which Nestlé is a founding member. Our support


PETIT-DÉJEUNER, DÉJEUNER,
GOÛTER, DÎNER :
PAS UN REPAS
SANS FÉCULENT !
LA SAISON
A LE GOÛT DES
FÉCULENTS
Pain et autres
aliments céréaliers,
pommes de terre,
manioc et légumes secs...
1000 idées pour faire
le plein d'énergie !

France
Addressing obesity
in children
The EPODE programme
in France "Ensemble,
prévenons l'obésité des
enfants" (Together let's
prevent childhood obesity)
incorporates nutritional
education into the school
curriculum. Its aim is to
improve the dietary behaviour
of children and their families,
and prevent the increase
in obesity. EPODE involves
300 schools, 2000 teachers,
48 000 children and
450 000 inhabitants.

Morocco
Zakoura Foundation
Funding schools in rural areas.



covers the coffee, cereal, milk, fruit and vegetable sectors. Further information is available at: www.saiplatform.org

Working with others

Outside of Nestlé business activities, Nestlé participates in a wide range of programs aimed at improving the health and social conditions of people around the world. The recently published report, Nestlé, the Community, and the UN Millennium Development Goals, outlines Nestlé's efforts to support the UN goals aimed at poverty reduction – through over 150 projects in 66 countries. They include initiatives such as the many research programmes of the Nestlé Foundation for the Study of Problems of Nutrition in the World; the Zakoura Foundation that funds schools in rural areas of Morocco; and the Good Nutrition Programme in Russia covering 1200 schools in 14 regions, involving 600 000 children.

Given the importance of nutrition for increasing chances of survival for people with HIV/AIDS, particularly in Africa, Nestlé and the Red Cross have produced new materials on nutrition and HIV/AIDS which are being used throughout the continent. We have also renewed our partnership with the Red Cross and Red Crescent Societies (IFRC) regarding the development of software and training to determine and evaluate the nutritional composition of

Sri Lanka
Building schools and fishing anchorages – Following the tsunami
We funded the building of 15 fully-equipped pre-schools and 11 fishing anchorages along the devastated coastlines of Sri Lanka. The first two schools were handed over to the local educational authorities in September 2005. All are now fully operational.





Nigeria
Promoting tolerance and reconciliation
The NGO, Common Ground Productions, and Nestlé Nigeria joined forces to produce two ground-breaking TV series for a mass Nigerian audience in order to promote positive role models and peaceful resolution of conflict. One is a reality TV series and the second is a drama series. The first tells the story of 20 young Nigerians from various ethnic, religious, geographic and socio-economic backgrounds who participate in an intensive 4-week acting and conflict resolution training programme. "We chose to work with Nestlé because other companies just pay lip service, but Nestlé are really engaged and involved in the community." John Marks, President of Common Ground Productions

food programmes during emergency relief. It is now much easier for IFRC field workers to prepare emergency food packs, check that the nutrients meet specific needs, and order and track food supplies.

Emergency relief: Nestlé immediately responded to the December 2004 tsunami, with our employees directly engaged in delivering needed food and water, using our own Nestlé trucks and logistical capabilities. We continue to support reconstruction efforts through financial donations and employee involvement.

After Hurricane Katrina, Nestlé USA and Nestlé Waters USA made substantial financial and product donations including nutritional products, millions of bottles of water, prepared meals and eye medications.

In Pakistan, also, we organised distribution of food products, following the earthquake there, and are funding rehabilitation work in the affected areas, including construction of a model village.

Nestlé has become a member of the Business Alliance of the Global Alliance on Improved Nutrition (GAIN). GAIN was established at the UN General Assembly Special Session on Children in May 2002 as a collaborative initiative for business, civil society, and governmental

Africa
Our commitment focuses on issues such as HIV/AIDS, poverty and the UN Millennium Goals.




KNOW YOUR



Ethiopia
The United Nations and clean drinking water for refugees
Nestlé's technical and monetary support is providing water to 210 000 people on a sustainable long term basis. The Nestlé Waters team includes a hydro-geologist and a water resources manager who are working with United Nations High Commissioner for Refugees and the Ethiopian water authority to design a water supply system, maintain a 22 km pipeline and pumping station, restore wells and test the water.

organisations to address and improve micronutrient deficiencies worldwide. Nestlé is working with GAIN to fortify readily available, inexpensive foods with essential micronutrients.

In many countries, obesity has become a serious health issue. Representing the Confederation of the Food and Drink Industries of the EU (CIAA), Nestlé has been playing a leading role in the European Commission's Platform for Diet, Physical Activity and Health, established to fight obesity on a European-wide level.

Recognition
We improved our performance in the Dow Jones Sustainability World Index and the DJSI STOXX index, with our score rising from 71% to 80%.

The Nestlé Commitment to Africa, published with the 2004 Management Report, and focused on issues such as HIV/AIDS, poverty, the United Nations Millennium Development Goals and the importance of sustainable business practices, was awarded the Best Business Report 2005 at the Africa Investor Awards.

Our transformational opportunity

To accelerate the evolution of Nestlé from a respected, trustworthy Food and Beverage Company to a respected, trustworthy Food, Nutrition, Health and Wellness Company demands that we continuously reshape our businesses so that we are able to effectively defend and build our core businesses, strengthen our emerging businesses and create flourishing growth in the field of Nutrition, Health and Wellness. The transformation goes beyond products and brands and extends to the way the Group is structured. Nestlé is changing from a decentralised multinational company to a global and, ultimately, a global multifocal company.

Our new structure comprises:

> A decentralised "generating demand" front-line, that is focused, fast and flexible in our markets – with the consumer and customer at the centre of all their activities.

> A regionally or globally run "ensuring supply" back-line, including factories, back offices and shared service centres, that is slim, cost-efficient and service-driven.

> Strategic, Consumer Insight and R&D-driven Innovation and Renovation led by the Strategic Business Units (SBUs) and R&D.

<u>Wellness Champions Network</u>
We have a Wellness Champion in each Zone, SBU and market, as well as at our Communication Partners. This network is able to quickly introduce tools such as 60/40+ and the Nutritional Compass, but it is also a think-tank and conduit for a two-way flow of ideas. This is important for us especially as diets are local, and nutrition, health and wellness needs vary widely across the globe.


LET'S TALK NUTRITION
Nestlé
IT IS GOOD TO REMEMBER
It is important that Children will continue consuming calcium all through their lives to support their bones and teeth, since most of their bone structure is built before reaching 30 years of age.

Nestlé Nutritional Compass
The first worldwide nutrition labeling initiative from any food company. Launched in 2005, it is already on packs accounting for about 50% of our global sales. It provides consumers with easy-to-understand, relevant "Good to know" information on nutritional content, "Good to remember" nutritional tips and habits, and a "Good to talk" panel that gives contact information for our Consumer Services teams.


Actigen-E
Prebio1

Branded Active Benefits (BABs)

The primary objective of BABs is to increase the nutrient content and health benefits of existing Nestlé products. The benefits added to existing products are in the areas of digestive health, improvement of immune and skin defenses, weight management, physical and mental performance, healthy physical growth, "mental" development, and those related to healthy ageing.

At Nestlé, different success criteria drive different structures. For example, Water and Nutrition are suited to a global structure, whilst Culinary and Chocolate need to be local. Therefore, rather than having one uniform business, we have an agile fleet of differentiated and focused businesses, each independently strong and flexible, following its own rules towards success. Our "clusters" are then the forum for deploying innovation rapidly around the world.

We recognise that food and beverages are playing an increasingly important role in people's lives – both in terms of personal health and nutrition and in terms of sociability and enjoyment. What people eat and drink affects the way they live their life and the pleasure they get from it. Increasingly, our consumers are benefiting from Nestlé products that go beyond taste and convenience. We are providing them with much more, integrating added benefits of nutrition, health and wellness. Nutrition has always been one of the foundations of our business, and we have a strong base on which to build. In this context, two of the most visible elements of our transformation are the creation of the Corporate Wellness Unit and Nestlé Nutrition.

The Corporate Wellness Unit's mission is to drive the nutrition, health and wellness dimension across all Group companies. While the primary focus is on food and beverages, all categories will consistently deliver better tasting, better-for-you nutritional products and solutions. The Unit's objective is to accelerate this process by setting strategic direction and supporting each business with appropriate benchmarking tools and solutions. These include 60/40+ to ensure that our products perform better in taste and nutrition; The Nutritional Compass on packaging, which is the first global nutritional labelling system to empower consumers to make informed choices about their diet; and Branded Active Benefits (BABs) which use Nestle's scientific know-how to enhance products with health benefits. The Corporate Wellness Unit also co-ordinates horizontal, cross-business projects such as healthy ageing and the Nestlé response to obesity; and it manages our global Wellness Champion network to facilitate, inspire, motivate and drive wellness initiatives in all our markets and businesses.

The new Nestlé Nutrition organisation is structured to ensure a clear focus on three main areas: Infant Nutrition, HealthCare Nutrition, and Performance Nutrition – the areas within Nestlé where consumer preference for our products is driven by nutritional benefits even more than by taste and where R&D plays an increasingly important

Clusters

The cluster approach brings the markets to the forefront of the strategic process, especially with R&D and the strategic business units. The in-market Business Executive Managers (BEMs) collaborate with the SBU's to develop strategies, drive innovation and share learning. When it comes to the front-line, they are able to be very speedy, smooth implementers – accelerating roll-out of successful product launches. Through the clusters, we have permanent feed-back of how our strategies are working; they help to further inspire strategy; and we are able to bring new learning from the clusters to other markets, all contributing to accelerating growth and profitability.





<u>GLOBE is at the core of our transformation</u>

GLOBE has three objectives. The first two – to implement harmonised best practices and data standards – are its "heart". All markets are implementing best practices and changing the way that they manage their data to gain early benefits and prepare for implementation of GLOBE systems. The third objective – standardised systems to support and sustain the best practices and data standards – is also well advanced.


12005236
Nestlé
376 13030 00297 74675
761 30303 55427 00 51
52900012
10 2007
NESCAFÉ
Red Cup
NESCAFÉ®

role. Nestlé Nutrition's ambition is to deliver above Group average sales growth and profitability, at a higher rate than these nutrition businesses achieved in the past.

The Group-wide re-allocation of certain business responsibilities to regional or global structures, incorporating shared services, will improve efficiency, reduce costs and give us greater focus. This transformation is being facilitated by the GLOBE (Global Business Excellence) programme, the benefits of which will become increasingly evident as we complete the global roll-out of GLOBE systems in the coming years.

Our efficiency programmes, Operation EXCELLENCE 2007 and Project FitNes, which together have a target of CHF 1.2 billion average annual savings between 2005 and 2007, are laying the foundations for our longer term competitiveness by creating an efficient support structure. It is a fundamental truth, however, that whilst scale and operational efficiency have a role to play, they alone cannot lead to long-term success. For sustainable growth and leadership, Nestlé must continue to anticipate, guide and respond to future consumer needs.

Nestlé's transformational opportunity is therefore to benefit from a twin-faceted drive to improve the group's financial performance: firstly through structural change and operational performance improvements and, secondly, through innovation and renovation with a nutritional reorientation of the group's existing products and an increasing focus on the higher value-added areas of health, nutrition and wellness.





GLOBE – enabling us to manage complexity with efficiency
By the end of 2005, about a third of our food and beverage businesses were operating with GLOBE's processes, data and systems. GLOBE is the key enabler of our efficiency programmes.

Our geographic opportunity

<u>Zone Europe</u>

- 2% organic growth, fuelled by growth in hard discounters
- Trading conditions remain challenging in France and Germany but both markets delivered positive organic growth
- PetCare achieves 5% organic growth as priority brands take share
- GB region has a strong year, with 3.6% organic growth, driven by Soluble coffee
- The smaller Eastern European countries grew well, but Russian growth held back by reorganisation of Chocolate business

<u>Zone Americas</u>

- 7.8% organic growth, with good performances in all key markets
- Nestlé USA, PetCare North America and Canada deliver above 6% organic growth – strong performances across the product categories
- Ice cream achieves near double digit organic growth, with both the *Dreyer's* and *Häagen Dazs* brands performing well
- Mexico delivers over 10% organic growth and Brazil over 5%

<u>Zone Asia, Oceania and Africa</u>

- 6.6% organic growth, strong performance in most emerging markets
- Japan continued to suffer deflation but achieved positive RIG, with good performances in Soluble coffee and Chocolate
- China slow due to product exchange in Dairy, but on improving trend
- South Asia, Africa and Middle East amongst the highlights

<u>Nestlé Waters</u>

- 8.6% organic growth, with good performance by *Nestlé* branded waters
- North America the growth engine with 16.5% organic growth
- Strong performances in a slow European market from *Nestlé Aquarel* and *S.Pellegrino*
- Other regions achieved organic growth of 19.8%



Americas
Coffee-mate achieved 21% organic growth and is the market leader in the USA.

Americas
Nestlé Pure Life had organic growth of about 50% in the USA, securing our leadership in the market.


Nestlé
Pure Life


Nestlé
KitKat
CHOCOLATIER
noir
ノアール

Asia, Oceania and Africa
Kit Kat is now the single largest Chocolate brand in Japan.



Europe
European PetCare achieved share gains in most categories.

We sold 15 billion *Maggi* cubes/tablets in Africa in 2005


MAGGI
MAGGI
CUBE


MAGGI
MAGGI
CUBE


MAGGI
MAGGI
CUBE


MAGGI
MAGGI
CUBE



Nigeria and Cameroon *Maggi machop* combines a high nutritional content with an affordable price.


MAGGI
machop
Tasty Soya Mince
CHICKEN
Delicious & Nutritious!

Nestlé has three Zones (Europe, the Americas, and Asia, Oceania and Africa), as well as Nestlé Waters and Nestlé Nutrition, whose management works closely with the countries and the Strategic Business Units (SBUs) and whose primary role is that of enablers, acting as the voice of the Centre to the countries, and the voice of the countries to the Centre. They share our vision so that everyone around the world understands our direction – and how to get there with common tools, common strategies and common values – and they prioritise opportunities and allocate necessary resources. This ensures that our people know how to act, and have a very strong framework of values and a clear reference point for fast decision making: it enables entrepreneurism in the countries.

The Zones ensure the high quality of our talent pool – with the right people in the right places at the right time, empowered to make the right decisions.

"The markets are where the dynamism is. The role of Zone Management is to support them and enable them to be more efficient and more effective, and for the markets to implement with speed."

In all three Zones, we operate in a mix of emerging and industrialized markets.

Nestlé in emerging markets

Nestlé products are sold and consumed all over the world, but it is particularly in emerging markets that we have strong potential to grow our business.

In Latin America, Asia and Africa, markets have been opened and growth accelerated through trade agreements, improved economic prosperity and increasing disposable income. Eastern Europe has also seen improved economic conditions and increasing consumer spending.

Availability and affordability

Our strategy for emerging markets is built on the two pillars of availability and affordability. In Latin America, for example, availability does not just mean the organised retail channels so prevalent in Europe and North America. It is also about independent "neighbourhood stores" which are very significant and continuing to grow in some countries, serving people with limited purchasing power who prefer to shop daily near their homes. These neighbourhood shops give us the necessary street presence to build sales and brand share, especially with impulse lines such as confectionery and biscuits, and shelf stable products such as dairy and powdered beverages.





Colombia
Independent neighbourhood stores are a key contact point for Nestlé and its consumers.



Thailand – Mobile ice cream vendors are one example of a more creative way of ensuring availability of our products.

Serving the lower income sector does not mean accepting lower quality or profitability. We develop and design products that combine quality and relevant nutritional benefits with an affordable out-of-pocket price. We are also investing in a tailored distribution network to assure the availability of our products to this income group.

In Brazil we have taken DSD a step further by creating Direct Product Availability, using thermal packs to deliver a nutritious assortment of chilled dairy products direct to consumers' doors, even in areas that would normally be difficult to reach.

Initiatives to widen availability of our products are taking place across the world. In China we targeted 164 urban areas or conurbations in 1998 with populations above 1 000 000. Today we have penetrated a further 277 conurbations with populations between 500 000 and 1 000 000. Our target is to penetrate a total of 716 conurbations covering 540 million people through a million retail outlets. A similar programme is under way in India where Nestlé products are already sold in around two million outlets across the country.

For us, product availability extends beyond the large towns. In Madagascar we sold more than 12 million *Maggi* tablets in the first six months of operation using back-packer salesmen to distribute to small local communities. This approach has been successfully replicated in Pakistan and Mozambique, and will also be implemented in other countries in Africa and the Middle East.

Community programmes

Our relationship with local communities goes beyond ensuring the availability of our products. In China, our impressive growth over the last six years is benefiting thousands of farmers in remote areas as a result of our animal husbandry assistance and milk collection initiatives, as well as our assistance to coffee farmers in the Yunan Province.

In Brazil, the Nutrir food education programme focuses on malnutrition, a problem affecting about 8 million families. The programme trains hundreds of volunteers, including many from Nestlé, to go to local communities and focus on families with children between 5 and 14 years of age. Through games and play, Nestlé communicates health and hygiene concepts, so that the families develop healthy habits and attain better nutrition from locally available resources.

Brazil
Nestlé Ideal, which was formulated to provide added micro nutrients missing in daily diets.



China
Added value water with added benefits: aloe vera, hawthorn, blueberry, chrysanthemum, honey and natural active dietary fibre *(Prebio [1])*.


CLEANSING
HAWTHORN

Nutritious products
Product availability and affordability alone do not necessarily win consumer loyalty. Quality matters.

For example, families on lower incomes want to buy high quality, nutritious milk products for their children. This has been a particular challenge for us in the last two years as the cost of milk has soared, threatening to take our products out of affordable price ranges. One of our responses is *Nestlé Ideal* in Brazil, which was formulated to provide energy, proteins, calcium and added micro nutrients missing in daily diets, such as iron, and vitamins A, C and D. We also partly replaced the butterfat with vegetable oil. The new product, packed in a pouch, sells at an affordable price and is being rolled out across Latin America, where it has achieved 25% growth, as well as in Asia.

Nestlé Pure Life, Nestlé Waters' first multi-site water, was initially launched in Pakistan in 1998, and is now sold in 21 countries from North America, Asia and the Middle East to Africa and Latin America. *Nestlé Pure Life* is destined to become the world's leading brand of water.

In China, where consumers value the role of functional ingredients which have wellness benefits, *Nestlé Water Care* dietary fibre beverages help them to take care of their daily health and beauty needs. The combination of Chinese functional ingredients (aloe vera, hawthorn, blueberry, chrysanthemum and honey) and natural active dietary fibre *(Prebio [1])* provides benefits of hydration, cleansing, vitality and relaxation.

In Latin America, Dairy Partners Americas (DPA), our joint venture with Fonterra, is securing a cost-competitive supply of fresh milk and milk ingredients, and making significant savings. The alliance now includes 8 joint ventures in 5 countries, covering 7 factories and sourcing over 2.7 billion litres of fresh milk.

Looking ahead
Growing GDPs and demographics across the emerging markets (for example, India has 545 million people under 25 years old) give us good opportunities for growth. This is evidenced by Zone Asia, Oceania and Africa, where we have a group of eight second tier markets that range from CHF 500 million to just over CHF 1 billion in sales, and are achieving rapid growth: South/East and Central/West Africa, Malaysia/Singapore, the Middle East, South Asia, Indonesia, Israel, and Indochina, as well as our PetCare




PREMIUM DRINKING WATER
33 cl
Nestlé
PURE LIFE

Nigeria
Nestlé Pure Life
"A wave of innovation based on a little drop of water."
Nestlé Pure Life was launched in Nigeria in July 2005 in standard PET 1.5 l and 50 cl bottles, and also in a uniquely innovative 33 cl format. Affordable and ideal for out-of-home, on-the-go consumption, this single-serve bottle is distributed on street corners by hawkers, at market stalls and kiosks, as well as in shops, fast food outlets and cafés. The new format's unequalled vertical compression strength means that a man weighing 80 kilos cannot puncture a full bottle even when he stands on it! Yet it uses less PET and is lighter and more economical to manufacture.

business. In Eastern Europe we expect to see an acceleration of growth following our reorganisation in Russia, the biggest market in the region.

In emerging markets across the world, our strategy for top-line growth and margin improvement is two-fold: we will continue to serve the needs of millions of consumers who each year increase their spending power and represent a growth market for our higher value added products; we will also provide high quality, nutritious but lower-priced products for those on lower incomes.

Nestlé in the industrialized world

The emerging markets are not our only opportunity for growth. We have continued to see strong growth in North America and Australia, as well as in specific categories and channels in Europe.

Our priority in the more industrialized markets has continued to be on building strong brands, on differentiation through innovation, focusing particularly but not exclusively on health and wellness, as well as on increasing our speed and excellence in execution.



Japan
Kit Kat is now the single largest chocolate brand in Japan.

A key development to aid strategy implementation and the rapid introduction of innovations and other initiatives has been the creation of "clusters", which are led by the SBU's. A cluster is a category, brand or product-specific team drawn from a number of markets that share similar challenges, opportunities and issues. It's a new way of working that makes sure we are able to be close to our customers and consumers, and that we can quickly roll out our innovations internationally.

Innovation

Innovation has been at the heart of a good year for us in North America. We have responded to the continuing trend toward healthier eating with a number of successful launches. In Ice cream, we followed the innovative launch of *Dreyer's Slow Churned* with the launch of *Häagen Dazs Light.* Using proprietary technology, these products deliver the same, or even better taste than regular ice cream, but with half the fat and as much as a third fewer calories. Our consumer-led technological innovation has contributed to the total ice cream category in the USA growing by 3%, the light/low fat category by 27%, and our sales in the category by 60%.



India
Clean drinking water in schools

The availability of clean drinking water is a major concern for many communities. We finance and help to organise deep bore wells and sourcing of clean water in addition to the construction of storage tanks and installation of submersible water pumps at village schools near our factories. We regularly test the water for quality. We bear 90% of the cost of each facility, with the remaining 10% funded by the village and voluntary contributions. The projects are complemented with our school education programmes about water conservation, hygiene, health and wellness. So far, some 20 000 children have benefited from 60 wells within school compounds.


chicken mediterranean
NO PRESERVATIVES
Stouffer's
LEAN CUISINE

USA
Spa Cuisine with whole grain was a successful addition to the *Stouffer's Lean Cuisine* range which has a share of 47% of the nutritional single-serve meal sector.



Japan
Just add a drop of milk.

In the frozen ready-meals area we launched *Lean Cuisine – Spa Cuisine* with 100% whole grains, and less than 300 calories per serving, to address the needs of consumers who find diets low on carbohydrates difficult to maintain. The success of *Stouffer's Lean Cuisine – Spa Cuisine* contributed to the *Stouffer's Lean Cuisine* brand share of 48% of the nutritional single-serve meal sector.

A further success in the USA was *Nesquik* in vending machines in schools, which address the nutritional needs of children. A 14 oz ready-to-drink product was specifically developed with 1% fat that delivers 40% of the daily value of calcium, 25% of vitamin D and 10% of vitamin A. At the end of the year, 4400 vending machines were in place, most of them in schools.

Also benefiting from more health-aware consumers was Nestlé Waters, where we have continued to see double-digit growth in the USA as consumers move from soft drinks to water. Although only a seven year old brand, *Nestlé Pure Life* has already achieved global sales of more than CHF 700 million. It is now brand leader in Canada and the third largest brand in the USA with growing distribution and sales in leading retail customers including Wal*Mart, Sam's Club and H.E.B. Its share of flavoured waters in Canada climbed from 50% to 70% in less than six months.

Nestlé Purina PetCare is another role model of how we work: total integration and intimate linking of superior consumer insight with R&D and execution. One example is *Purina Beneful,* launched in the USA, which was inspired by the combination of consumer insight, coupled with scientific know-how and nutrition benefits, and is now rolling out across Europe and Latin America. *Beneful* is contributing to our progress in the PetCare business in Western Europe, whether judged by organic growth, market share or profitability.

Japan benefited from several new product launches including *Nescafé Excella Mild* and the introduction of coffee soft packs, and innovations in ready-to-drink canned coffee. The excellent performance in confectionery includes *Aero,* introduced in 2004, and still contributing accelerated growth. *Kit Kat* is now the single largest confectionery brand in Japan.

Combating price pressure

The challenge for food companies in North America and particularly in Europe continues to be the tough competitive environment, both in the food manufacturing industry and also in food retailing.


Nestlé
Good Food, Good Life
Alimentándonos mejor, progresaremos hoy
Consultas Gratuitas
Nutri Móvil
Todas las respuestas que necesitas de Nutrición están AQUI

Peru
Consumer Insight/Direct Product Availability
In Lima, 62% of the inhabitants live in the outskirts of the city. Our teams spent three days living with them to understand their motivations, routines, purchasing habits, decision-making and everyday aspects of their life. We created our NUTRIMOVIL mobile advisory service, a small exhibition van that can go into the back streets. Our presence is welcomed in local markets and stalls, where we merchandise and sell our products. This approach has been a catalyst in improving our business in Peru.

We do not envisage any let-up in this situation, with continued pressure on prices. Brand leaders and strong "Number Two" brands can flourish in this environment, provided that they continue to innovate and differentiate themselves, and retain the enthusiasm and loyalty of their consumers. Third and fourth ranking brands will struggle.

Since we are the leader in most categories, or a strong challenger, we are well positioned for the tough climate we face. Evidence of this has been our success during the last two years in developing our presence in the hard discounter channel in continental Europe. Our branded sales to this channel grew about 20% in 2005, following 10% growth in 2004, and now represent 6% of Zone Europe's retail sales.

"In a tough environment, we have clear evidence of how a strong programme of innovation, combined with the right mix of distribution channels, can and does lead to share growth."

An example of innovative differentiation is the introduction of *Nescafé Half Caff* across the whole *Nescafé* range in the UK. With full taste and aroma, but half the caffeine, it is attracting new consumers


ARRIVÉE
Nestlé Aquarel
FESTINA
Gerardmer
5.03.54
0.25

France
Tour de France sponsorship
Nestlé first sponsored the Tour de France cycle race in 2001 with the *Nestlé Aquarel* value brand in France. By allocating a high percentage of the communication budget to the sponsorship and linking packaging and promotional activities, the brand built rapid awareness and market share. Now other markets and brands are included in this sponsorship (eg: *PowerBar* and *Extrême*). The Tour de France generates TV viewing figures of 30 million a day in Europe, and 15 million spectators line the route. It's a perfect occasion for sampling and selling our products, and for providing nutritious energy to the participating athletes. *PowerBar* sponsored Lance Armstrong who won the race for the 7th time in 2005.

and helping existing consumers to maintain or indeed increase their *Nescafé* consumption. *Nescafé Half Caff* contributed to a 1% market share gain in the UK, our biggest coffee market.

A pan-European support plan built on the 2004 *Nescafé* re-launch, with new technology, improved product quality and flavour, and new pack and label designs, led to 5.8% organic growth, as well as market share gains in key European countries.

"Consumer focused innovation and renovation have enabled us to maintain our leading global soluble coffee market share of 56%."

The water market has experienced stiff competition from private label and lower priced products, especially in Europe. Against this background, and with the benefit of multiple sourcing to keep costs low, *Nestlé Aquarel* our first pan-European brand, is experiencing organic growth of over 50% across 14 countries.

The flavoured segment is likely to be a main driver of growth in mature markets, contributing higher margins for our Nestlé Waters business. In France, *Perrier Fluo,* launched in 2002, now represents 4% of Perrier volume.



USA
Eau-Claire factory dedicaded to Nestlé Nutrition.

Mexico
Nestlé NAN HA launched in October 2004 and rolled out in more than 30 countries around the world in 2005. It has been clinically proven to reduce the risk of developing allergies.


Nestlé
NAN
Nestlé
NAN

Looking ahead
There continues to be considerable scope for growth in the industrialized world. This will be driven by consumers' desires for convenience allied with nutrition, exactly the type of products where we excel and where our innovation pipeline is most focused.

The changes we have made structurally, our more effective way of working, our focused innovation pipeline and ability to roll out innovations quickly and more extensively will continue to drive growth.

Nestlé Nutrition
Nestlé Nutrition focuses on core nutrition, and in this regard is closer to pharmaceuticals than mainstream Nestlé food and beverage products. Its product portfolio covers Infant Nutrition, HealthCare Nutrition and Performance Nutrition.

Nestlé Nutrition is truly global, operating in more than 100 countries with about 10500 employees. 4000 of them are in factories dedicated to the company's products and 2600 are medical delegates responsible for providing relevant information on our products by building close relationships with medical professionals.

Nestlé Nutrition develops science-based nutrition products and services to enhance the quality of life for people with specific nutritional needs at every stage of life. Investments in 2005 included the acquisition of Protéika in France which offers products and services for people with weight management problems and related metabolic disorders.

We set up an exclusive partnership in the USA for Nestlé Nutrition to benefit from Medinstill's pioneering innovation in sterile filling and multiple-dose valve technology. Our new state-of-the-art infant formula plant in Brazil is under construction and is due to come on stream at the end of 2006.

Nestlé Nutrition is driven by R&D and the launch of innovative products which are scientifically based. Recent examples include new *Nestlé NAN* with *Protect Start* and *Protect Plus* which is the first nutrient system clinically proven to enhance the baby's immune defences. *Peptamen* with *Prebio* [1] has been clinically proven to increase the amount of beneficial bacteria in the colon, thus improving gut health. *Clinutren Repair* is a nutritional supplement for wound healing.


Good Food, Good Life

Good Food, Good Life


99% fat free

Australia
Nestlé Wellness Campaign
A series of wellness television commercials communicates how Nestlé helps families to lead and enjoy healthy, active lives, combining nutrition with an active lifestyle – summed up in "Nestlé: Good Food, Good Life". Twelve multi-brand commercials are running during an 18 month period, based on *Nestlé* brands but also on Nestlé's involvement with sport and community activities such as the Australian Institute of Sport Partnership (AIS), sponsorship of the Dieticians Association of Australia (DAA) and the Nestlé Nutrition website.

Overall, Nestlé Nutrition is a driving scientific force in the transformation of Nestlé to nutrition, health and wellness. The results of our R&D and clinical trials also have a direct benefit on other Nestlé Group food and beverage products.

Looking ahead

Looking to the future, Nestlé Nutrition's focus on products with clearly perceived and clinically proven advantages supports our determination to create the world's most successful nutrition company.

Our products and brands

Beverages

> *Nescafé* took share in key markets following 2004 relaunch
> *Milo* achieved strong growth in Zone AOA
> *Nesquik,* with added benefits, took share in key European markets, whilst *Nesquik,* in liquid form, benefited from move to "healthier" drinks in USA schools

Milk products, Nutrition and Ice cream

> Launches of affordable milk, with nutritional benefits, drove growth in Shelf Stable Dairy
> New launches in Infant nutrition, *Nestlé NAN HA,* achieved share gains
> Strong growth in HealthCare nutrition
> Nestlé becomes the global market leader in Ice cream

Prepared dishes and cooking aids

> Strong performance by *Maggi* in emerging markets
> *Stouffer's* and *Stouffer's Lean Cuisine* performed well in the USA
> *Hot Pockets* launch in Europe gained momentum

Chocolate, confectionery and biscuits

> Good performance in Japan, where *Kit Kat* is now the biggest single Chocolate brand
> Good year in Australia, Canada and Latin America

PetCare

> Share gains achieved in most categories in most key markets
> *Beneful* the most successful PetCare launch in recent years – now rolling out in Europe, and expanded for different need states
> *Purina Cat Chow Indoor Formula* the first food to focus on lifestyle, rather than life stage

Ice cream
Dreyer's Slow Churned grew 66% in 2005.


Dreyer's
Slow Churned
RICH & CREAMY
Light
1/2 THE Fat
Vanilla



Beverages
Nespresso grew over 30% in 2005.

PetCare
Purina Cat Chow Indoor Formula grew 38% in 2005.


PURINA
Cat Chow

Milk products
Nestlé Ideal grew 25% in Latin America in 2005.


Nestlé
Ideal


Aero
Bubbles

Chocolate
Aero grew 34% in the United Kingdom in 2005.

In 2005 18 billion *Nescafé* cups sold via vending machines

Stouffer's
Lean Cuisine
North America


CUISINE

A balanced diet helps me keep fit.

"A passion for quality –
on the plate
and in the mouth"
"Good Food, Good Life." These four words capture the essence of what we do, what we believe in and what we offer to consumers around the world, as we evolve into the world's nutrition, health and wellness Company.


MILO

Ready for a new school day

We want consumers to be able to benefit from our many nutritional innovations through our brands, especially in categories such as Nutrition, Beverages, Dairy, Culinary and Breakfast Cereals. But we are striving to offer across all product categories more nutritious products that, together with an active lifestyle, contribute to good health, even in Ice cream and Confectionery, which are traditionally associated with indulgence.

Our ability to manifest Good Food, Good Life is built on superior consumer insight, linked with scientifically-based know-how, proprietary technology and creativity – combined with bringing new and improved products quickly to market.

A key aspect of the innovation process is the speed and excellence of implementation in a given market, itself a contributor to a competitive advantage. We have addressed this not only through our clusters but also specifically through the creation of Innovation Acceleration Teams. Their role is to act as a catalyst for the accelerated deployment of new products – profitably and efficiently across the markets.

One area of focus is creating products that have a clear 60/40 blind-taste preference over competitors, as well as nutritional consumer benefits to achieve the highest accolade, a 60/40+ advantage over the competitors' products.

60/40+ is a powerful tool, with tangible, measurable benefits. It helps us to concentrate on strong, breakthrough ideas, driven by our clusters.

Communicating nutrition, health and wellness

It's not enough just to improve the organoleptic and nutritional qualities of our products. We have to communicate our nutritional advantages in a way that is relevant to consumers and which improves their understanding of the nutritional values of our products. In this regard, the introduction of the Nestlé Nutritional Compass on our packaging is a significant initiative. But it's only one way of communicating and engaging with consumers. Our web-based and mobile phone recipe services help consumers to prepare tasty snacks and meals quickly and nutritiously. In Japan, Nestlé's mobile recipe site recorded a daily average 200 000 page views in 2005.

"A winning strategy is when innovation, renovation and communication all combine."

Our Consumer Services teams in 96 countries make over 10 million consumer contacts each year, mostly by telephone. The majority of calls are for information and advice, especially in the area of nutritional guidance, as consumers seek to improve their health and wellness.

The changing role of brands

Today's consumers are interested in the overall accountability of the brands they buy, which means that a company's social reputation is increasingly associated with individual brands.

This is why it is important that a company's social responsibility be reflected across its activities, from its smallest supplier to its consumers.

We are therefore increasingly making our brands carriers of corporate social benefits, leading to superior competitive positioning. Examples include the launch of *Nescafé Partners' Blend* in the UK, carrying the approved FAIRTRADE mark that "guarantees a better deal for Third World producers"; and *Nespresso's* work with the Rainforest Alliance.

We are also bringing nutrition, health and wellness to people in a relevant and involving way by extending the *Maggi "Kochstudio"* culinary services concept to new markets such as Colombia with the launch of the "Centro de Cocina". Other initiatives include "Atelier Cuisine" in France and the "Nestlé-Ernährungsstudio" website in Germany.

The Nestlé Nutrition Institute provides health professionals with access to the most current and relevant nutrition information and tools. It fosters sound nutrition research and education in the fields of infant, healthcare and performance nutrition. To cite just one example, it organised international workshops for leading healthcare professionals on prevention and treatment of diabetes, and on protein and energy requirements in infancy.


NESCAF
BLEND
COFFEE THAT HELPS
FARMERS, THEIR
COMMUNITIES
& THE ENVIRONMENT
INSTANT
El Salvador
100% Freeze Dried Soluble Coffee

<u>*Nescafé Partners' Blend*</u>
As a reflection of our long-established commitment to sustainable agriculture, and to the particular consumer interest in the UK, *Nescafé Partners' Blend* has been launched there – sourced from small-holders in Ethiopia and El Salvador, and certified by Fairtrade. Separately, Nestlé has a system of direct procurement in 7 out of 11 *Nescafé* factories in green coffee producing countries. Farmers deliver more than 100 million kilos of green coffee to our buying stations. This is generally coupled with technical assistance for farmers by Nestlé agronomists. Based on sustainable principles, the objectives are improved farm efficiency and crop quality as well as higher farmers' incomes.



My favourite daily moment



Soy el "Chef" esta noche

Re-inventing milk
Milks are inherently nutritious with regular consumption and are also good carriers of additional nutrition. In this context, we have a continuous innovation pipeline to "re-invent milk". Our main growth drivers are in the children's health and nutrition segment, now a CHF 2.7 billion sales category, with brands such as *Nestlé Nido, Ninho, Dancow,* and *Nespray;* and in the adult health and wellness segment, with brands such as *Svelty* and *Nesvita.* Examples where we have included Branded Active Benefits (BABs) include the *Nido* nutrition system (*Nido 1+, 3+* and *6+*) where we have included *Prebio*[1] for protection, *Prebio*[3] for optimised growth and development and *Calci-N* for bone health; and *Nestlé Nesvita Pro-Heart* with *ActiCol* to help lower plasma cholesterol which is a risk factor for cardiovascular disease.

Consumer insight inspires relevant innovation
Good consumer insight is an invaluable input for innovation. For example, our work in Mexico revealed that a substantial number of women who were concerned with their figure also suffered from gastro-intestinal tract problems and, in particular, bloating of the stomach. To meet their need, we launched *Svelty Low Fat Milk* with *ActiFibras,* which contains maltodextrins, calcium and vitamins to aid digestion and reduce constipation. Its organic gowth was over 4% in 2005 and it is now selling across Latin America and is being launched throughout Asia.

Nutritious innovation in Cereals
Milks provide the opportunity for a nutritious start to the day, as do the products of our joint venture with General Mills, Cereal Partners Worldwide (CPW) which for the first time achieved sales of over CHF 2 billion in 2005. We have


the best for babies up to 2 years
Nestlé
AN
ilk Supplement powder
ith Iron
PROTECT PLUS
probiotics
B
Net weight
900g
6 months onwards

Branded Active Benefits (BABs)
BABs were first introduced by Nestlé seven years ago to increase the nutrient content and health benefits of existing Nestlé products. Today, products with BABs have sales of over CHF 2.9 billion. To work effectively, they are best consumed regularly, therefore dairy products and breakfast cereals are particularly good carriers. Examples include *Nestlé NAN* with *Protect Start* and *Protect Plus, Nestlé Milo* with *Actigen-E* for optimum energy release, and *Nestlé Nido* with *Prebio*[1] for a healthy digestive system.

Nido Prebio [1]
Mexico


Nestlé
NIDO

¡Ya reciclando!

Nesvita
Pro-Heart
with *ActiCol*
Philippines



PARA SA MALUSOG NA SIMULA

Nestlé
Shreddies
United Kingdom


Nestlé
Shreddies

a kiss from Eric makes my day

launched whole grain cereals in the UK and France and, by 2007, all *Nestlé* cereals will use whole grain.

Nestlé Shreddies contains complex carbohydrates to release energy slowly, improving concentration, whilst *Nestlé Corn Flakes* are fortified with vitamin C to help strengthen the immune system. Building on the success of *Nesquik Breakfast Cereal*, *Milo Breakfast Cereal* has been launched in Australia and New Zealand, where it is already the Number 5 branded cereal.

<u>Innovation generates strong growth in *Nescafé*</u>

Overall, *Nescafé* has enjoyed a very successful year, benefiting from its 2004 re-launch. Further innovations include the launch of a new coffee system capable of making delicious *Nescafé* coffee with a crema, and frothy *Cappuccino* with fresh milk.

Nescafé is increasingly popular out-of-home. In Latin America we have developed the "Top Cup" programme with a vending machine that is less affected by high humidity prevalent in many Latin American countries. This enables us to deliver constant high in-cup quality, bringing our *Nescafé* brand within easy access for "wherever, whenever" consumption.

"Top Cup is a good example of competitive advantage not being one big advantage, but the combination of several small advantages right through the value chain: better product + better system + better discipline + better people."

Nespresso, the worldwide pioneer of portioned coffee and European market leader in espresso machines, has again shown 30% growth and good profitability. The super-premium *Nespresso* lifestyle concept continues to develop around the world. There are 39 *Nespresso* Boutiques in


NESPRESSO.


NESPRESSO

<u>*Nespresso* AAA Programme</u>

The *Nespresso* AAA Sustainable Quality Programme has been set up to provide 1.6 million *Nespresso* Club members with top quality "Grands Crus" varieties of coffee, while supporting economic, social and environmental development for small scale coffee farmers and their communities. Working with the Rainforest Alliance, a leading NGO dedicated to improving the sustainability of tropical agriculture, and agronomists, as well as Nestlé's sustainable agriculture experts, the *Nespresso* AAA Programme ensures best practice in cultivation, productivity and coffee quality.


NESCAFÉ
Cappuccino

Nescafé Cappuccino

Germany is the world's biggest cappuccino market, but has been driven by price pressure. Our R&D-driven proprietary technology led to a considerably enhanced product, especially in terms of the foam or crema, which is the key criterion for consumers who want "an everyday moment of genuine pleasure" from their cappuccino. High product quality, contemporary packaging and a well-executed communication programme, justified a price increase of 25% at the time of its 2004 relaunch and resulted in an organic growth of 17% in 2005 and a further gain in market share.


NESCAFÉ
Mild

ネスカフェを飲むと
東京での楽しかった日々を思い出す

34 cities across Europe as well as in Tel Aviv, Tokyo, Osaka, New York and Sydney. The *Nespresso* Magazine is published in five languages, and distributed to 860 000 readers in 10 countries (www.nespresso.com).

Where coffee and tea are enjoyed, so too is *Coffee-mate* and our other coffee-enhancers, which are now generating sales in excess of CHF 1 billion.

Our joint venture with Coca-Cola, Beverage Partners Worldwide (BPW), delivered a good performance in 2005 with organic growth of 9.4%, driven by strong growth in *Nestea.*

Successful frozen food roll-out

Europe continued to see the roll-out of *Maggi Hot Pockets.* Introduced in France, Germany, Spain and the UK, these are small frozen meals that deliver crisp results from the microwave. *Hot Pockets* has long been a winner in the USA, and we recognized the opportunity to apply the same product concept to other markets, adapting it to local tastes with local flavours and ingredients. Using further product renovation, we were able to reduce TFA content (Trans Fatty Acids) to below 2%.

Frozen food is one of our biggest businesses in the USA, and 2005 launches included *Stouffer's Corner Bistro,* a premium frozen range of six restaurant-inspired meals. This product range is aimed at the 70% of USA consumers who eat dinner out at least once a week. Based on this consumer segmentation, *Stouffer's* has been able to attain a higher price point.

A brand marriage brings life to the soup category

In Latin America we linked a dairy brand, *Nido,* with a culinary brand, *Maggi,* to herald the launch of a soup, *Maggi Sopa Crecimiento* with *Nestlé Nido.* Mothers can now give their

Stouffer's Corner Bistro
United States


CORNER BISTRO
Stouffer's
NEW!

Home is my favorite restaurant

Maggi Crecimiento
Brazil



Um para mim, um para o papai



Wie frisch us em Garte


cucina
Hot Pockets

Parfait après un match!

children the great taste of *Maggi* chicken noodle soup combined with the goodness of *Nido* milk to provide them with the added benefits of calcium and vitamins A and D.

For adult consumers, *Maggi Sveltesse* Instant Soups combine nutrition and convenience particularly well. Zero fat and rich in vitamins, they deliver a weight management proposition with all the goodness of vegetables in a handy stick pack. They are now complemented with a range of low fat sauces.

In Iran, we launched a range of *Maggi* soups, bouillons and Khoresht (stews) that were a direct result of consumer insights obtained through over a hundred in-home visits in nine cities. 500 hours of interviews and cooking 200 recipes gave us a deep understanding of local cuisine and food habits.

"Our winning strategy matches consumer insight with Nestlé science to create consumer-relevant benefits. We then apply our proprietary technology to develop the right products with the right attributes."

In Israel, the *Tivall* range of frozen, meat-free vegetarian meals includes Corn Schnitzel, Frankfurters, Flavoured Meatballs and Drumsticks – all cholesterol free, with soya protein fibre and low sugar release.

Maggi Atta Noodles in India are fulfilling consumers' local taste preferences with a convenient and affordable product that delivers nutritious whole wheat and real vegetables – proof that 60/40+ applies equally to basic products.

<u>70 years of renovation at *Milo*</u>
In the chocolate malt beverages category, where Nestlé has a global share of around 40%, *Milo* is our lead brand in Asia, Oceania and Africa with over CHF 1 billion in sales. Invented

in Australia in 1934, it is an energy food drink with nutrition at the core of its consumer proposition.

Its inspiration came from Milon, the athlete who won the Pythian Games in 69 BC. For over 70 years, *Milo* has encouraged sports at grass roots level and involved millions of children in its sponsored events. The addition of the BAB *Actigen-E* to *Milo* helps children optimize the release of energy via a balance of vitamins and minerals that are cofactors in energy metabolism.

Nesquik, our lead brand in Europe and the Americas, has also benefited from the addition of the BAB *Nutri-Activ-B* in Latin America and in *Nesquik Plus* in Europe. When added to milk, they provide children with a high level of nutrition. These developments have helped accelerate growth in Europe and Latin America.

Enhancing nutrition in Ice cream

We have made significant inroads in enhancing nutrition in Ice cream. *Dreyer's Slow Churned* has achieved organic growth in 2005 in the USA of over 66%, whilst *Häagen Dazs Light* took category leadership within two months.

"It's a real revolution. We are setting the new standard for ice cream, and will launch it across the world."

Across Europe, we have rolled out the *Sveltesse* sorbet bar, in a variety of fruit flavours, all with zero fat. In Switzerland we have also successfully extended the brand into individual-portion cups.

A sweet, a chocolate or ice cream?

Last year saw an imaginative cross-over between confectionery and ice cream with the creation of a totally new ice cream concept for snacking consumption. The highly successful launch in the USA of *Dibs,* a bite-size product, has extended ice cream consumption through added convenience and ease of eating. The *Dibs* launch drove total frozen Snacks category growth by 8.6%.

New formats, new flavours in chocolate

Kit Kat, a CHF 1.2 billion brand, saw continued renovation with many new flavours, including blood orange, mango and passion fruit, red berry, peanut butter, and café latte.

Adding more pleasure for our *Aero* consumers in the UK, we launched *Aero Bubbles,* bite-size mint chocolate balls that clearly reflect the *Aero* consumer benefit of "Feel the bubbles". It's now rolling out in other countries and the technology is being applied to other brands.

Perugina Nero is the first Italian brand to focus uniquely on dark chocolate. Benefiting from this growing sector, the range includes tablets, chocolate and dried fruit dragees, and "Sfoglie" – thin chocolate leaves.

Dreyer's Slow Churned

Now you can choose the "light" option without compromising on the flavour.


Dreyer's
Slow Churn
RICH & CREAMY
Light
ALL NATURAL FLAVORS
Vanilla

Aero Bubbles
United Kingdom



Happiness is for sharing!

Häagen Dazs Light
United States



Just one more mouthful



Milo Fuze

Malaysia is one of *Milo's* bed-rock markets where we have in excess of 90% brand share. To assure profitable growth in such a situation, it's necessary to keep the market energized. In early 2005, we launched *Milo Fuze* with *Actigen-E*, a 3 in 1 formulation that only requires the addition of water. The range includes *Fuze* with high calcium non-fat milk and *Fuze* with cereals. In its first year, *Milo Fuze* accounted for 8% of Malaysian *Milo* turnover.

Ski
Australia

Also new in Europe was the hexagonal packaging for *Smarties,* which can be used as construction toys, linking to form imaginative shapes. In 2005, 30 billion *Smarties* were consumed in more than 25 countries.



Give me three

Our focus on nutrition, health and wellness in Confectionery, is on the use of "noble ingredients" such as fruit, milk, cereals, nuts and yoghurt, and on calorie containment and reduction. We have introduced many sugar-free products such as *Polo,* and *Nestlé Delight* chocolate with no added sugar, as well as lower sugar content in brands including *Kit Kat Light.* We already have several dark chocolate brands with high levels of anti-oxidants and magnesium, which will be rolled out to more markets.

But the most dramatic wellness launch was *Ski* in Australia, where we transferred the health benefits from the *Ski* yoghurt brand to the confectionery category. Following its success in Australia, our Innovation Acceleration Teams are applying the concept to other parts of the world.

Proprietary wafer technology
Nestlé is the biggest company in wafer bars in the world. We created a new wafer product, with proprietary technology developed in Poland, to satisfy the consumer need for a wafer that was light in mouth-feel but delivered an indulgent "big" chocolate experience.

This product technology is now successfully used on different brands in China, India, Spain, Brazil, Venezuela, Ecuador, and the USA – all markets where wafer count-lines are popular. Different brands, different countries – but the same technology and the same product positioning, as well as an appealing price point... yet high per kilo profitability.

Nescafé LiquiMix North America

Cool break

Vittel Vitalitos for children

Launched in 2005, this is the first range of fun and collectable bottles of pure and flavoured waters specially designed for children – helping parents to get them to drink healthier beverages. *Vittel Vitalitos* contains natural mineral water, with no sweeteners or preservatives.



In Brazil, we have extended biscuit usage into the snack and count-line arena by developing on-the-go, single portion products. Following good results, they have been rolled out in Chile, Ecuador and Venezuela, and are now selling in countries that account for 90% of our biscuit sales.

Nestlé FoodServices

Nestlé FoodServices is the largest food services manufacturing company in the world. One figure alone impresses: In 2005 we sold 18 billion cups of *Nescafé* via branded vending machines.

In the growing out-of-home category, we are building operator loyalty by providing relevant, customised, added-value solutions. Seven European markets launched a closed coffee system for offices, which account for more than 40% of overall coffee consumption. In Malaysia, McDonald's launched our milk-based, low-sugar, hot and cold speciality beverage solutions for nutrition-conscious consumers. In North America we created a new beverage system, based on liquid concentrates, to sell speciality beverages to universities and theme parks, including Disney.

We have initiated many nutrition, health and wellness services and brands including NutriServices in France, with qualified dieticians on hand and a telephone hot-line. In Switzerland, we developed a nutritional menu planning service, initially for hospital patient meals. The programme is available to all Nestlé markets and can be customized to any menu planning need.

Examples of Nestlé FoodServices' product innovations include the *Maggi Nutriplus* range in Australia that offers benefits such as high protein and fibre, low or reduced fat, low or reduced sodium, and a low Glycaemic Index factor.

Beneful Healthy Growth
United States


Beneful

Ouch! Not my fingers!

Purina Fancy Feast

Purina Fancy Feast Gourmet Gold dry cat food combines 100% complete and balanced nutrition that cats need with the refined flavour cats demand. Savoury morsels made with real seafood or poultry and other tasty ingredients are lightly cooked and basted to a delicately crunchy finish for a gourmet experience. Launched in January 2005 in the USA, this is the best tasting nutritional dry cat food versus all the leading brands.


Fancy Feast

Friskies
Relaunched in 2005, *Friskies* contains a balance of proteins and amino acids recognised to help cats maintain a healthy heart.


PURINA
Friskies
Senior
Vitality
Verdure
400g

Les Essentiels is a French range of frozen fruit and vegetable based lozenges, enriched with calcium, protein and fibre, incorporating *Nestlé's Calci-N* BAB, designed specially to meet the nutritional needs of the elderly.

Pets are benefiting as well
We also want our pets to share our health and wellness benefits. 60/40+ is as important for our pets as it is for us, and ensures the highest palatability and nutrition standards in the industry.

Launched in the USA in 2001, *Purina Beneful* is the most successful pet food launch in 20 years. For dogs, *Beneful* provides the perfect balance of wholesome ingredients like real meat, whole grains and vitamin-rich vegetables for a completely balanced meal. *Beneful Original* and new products such as *Healthy Weight, Healthy Radiance, Healthy Growth* and *Healthy Harvest,* have created a brand with sales over CHF 380 million.

"Consumer insight gives category authority."

Consumer insight has changed the rules of the game for pet food, shifting the focus from life-stage to life-style, which has enabled *Purina Cat Chow Indoor Formula* to record sales of USD 100 million in 2005. *Purina Cat Chow Indoor Formula* is formulated for adult cats that have special needs associated with living indoors, such as controlling hairballs and maintaining a healthy weight. It contains a special blend of ingredients to satisfy the nutritional requirements of indoor cats and to deliver natural flavors like wholesome grains, salmon and garden greens. This indoor concept and formula has been expanded into other *Purina* brands around the globe.

The *Friskies* brand also brought first-to-market innovation to the pet food industry with the inclusion of Milkballs. *Friskies Feline Favorites* in the USA and *Friskies* formulas in Asia, Oceania and South Africa are the only dry cat food that offers consumers a way to safely feed their cat the great taste of milk. It is also the only pet food to include a human grade branded ingredient – *Carnation* milk.

Innovation and communication are the engines for growth
The combination of innovation, proprietary technology, attractive design, and clear consumer communication is the engine that's driving the growth of our brands and will continue to do so in the years ahead.

Pharmaceutical activities

Alcon

For almost 60 years, Alcon has been developing products to help people to see better. Alcon's products help prevent vision loss from glaucoma, they treat and prevent eye infections, they relieve the symptoms of eye allergies and maintain the general health of the eye. They even restore vision through cataract surgery.

According to the United Nations, by the year 2050, one in five people – nearly two billion people worldwide – will be over 60 years old. Because most serious eye diseases are associated with longevity, this ageing trend underscores the need for new technologies and treatments to address age-related vision problems and improve people's day-to-day lives.

The innovations and contributions of Alcon's 12500 employees led the company to global sales of CHF 5.45 billion, with organic growth of 10.6%, while EBITA grew 26.5% to CHF 1.75 billion. The global infrastructure Alcon has built – including affiliates in more than 70 countries – allows the company to fulfill the demand for eye care products and services around the world, and to grow operating income even faster than sales.

In the pharmaceutical area, market share gains by *Travatan* ophthalmic solution gave Alcon the fastest growing glaucoma franchise in the industry. New products such as *Vigamox* ophthalmic solution, *Nevanac* ophthalmic suspension and *Ciprodex Otic* suspension, which treat eye and ear infections and inflammation, also gained share during the year, while Alcon's flagship allergy drug, *Patanol* ophthalmic solution, maintained its share leadership despite aggressive competition.





Alcon's Medical Missions Programme has supported thousands of physicians in global charitable efforts for more than 40 years.



Alcon
80% of patients who received *AcrySof ReSTOR* lenses in clinical studies reported never using glasses after surgery.

Alcon's recently introduced *AcrySof ReSTOR* intraocular lens has allowed tens of thousands of cataract patients to experience life free from cloudy vision – and without needing glasses. This exciting new lens accelerated sales of intraocular lenses, which are the foundation of Alcon's surgical business.

Systane lubricant eye drops for the treatment of dry eye symptoms lifted sales growth in the consumer segment, gaining share in key markets. Alcon's *Opti-Free* family of contact lens cleaners had solid sales in a highly competitive market and is positioned well for 2006 with the USA approval of *Opti-Free RepleniSH* disinfecting solution, which provides greater comfort for contact lens wearers.

For further information, please consult Alcon's Annual Report or its website: www.alconinc.com.

Galderma

Skin problems can run deep, affecting people's physical and emotional wellbeing. Galderma, the world leader in the topical dermatology prescription product market, devotes its research and marketing efforts exclusively to helping people with dermatological problems.

A Nestlé-L'Oréal joint venture founded in 1981, Galderma operates in a highly competitive market, especially in the United States. Its 2005 sales of CHF 985 million nevertheless represented growth of 8.8%, double that of the reference market.



Galderma
Widening its field of action by going beyond drug-based treatments to focus on patients' quality of life.

In Europe, the Middle East, Africa and Australia, Galderma showed excellent sales growth of 13.6%, which can be credited to the outstanding performance of *Loceryl,* an antifungal drug. The Latin American and Asian countries also showed exceptional growth thanks to wider marketing of *Tri-Luma* for the treatment of melasma.

The USA launch of *MetroGel 1%* gave a new lease on life to the *Metro/Rozex* franchise, which had been seriously impacted by generic competitors. *Metvix* continued its geographical deployment, with launches in Italy, Spain and the Netherlands. The *Clobex* range of high-potency corticosteroid products for the treatment of psoriasis maintained strong growth.



Galderma
MetroGel 1%: The easy-to-follow once daily treatment regimen increases the convenience to patients with chronic Rosacea.

Cosmetics activities

L'Oréal
Present in more than 130 countries, L'Oréal is continuing to enhance the beauty and wellbeing of women and men with its 17 global brands (L'Oréal Professionnel, Redken, Matrix, L'Oréal Paris, Garnier, Maybelline, Softsheen Carson, Lancôme, Biotherm, Helena Rubinstein, Giorgio Armani, Ralph Lauren, Cacharel, Kiehl's, Shu Uemura, Vichy and La Roche-Posay), sold through all types of distribution channels.

L'Oréal, world leader in the cosmetics industry, is 28.8% owned by Nestlé and 29.9% owned by the Bettencourt family (considering own shares held by L'Oréal and the share purchase programme). In 2005 the group recorded consolidated sales of EUR 14.5 billion, an increase of 6.5% (4.8% like-for-like), and a net profit of EUR 1.97 billion. Once again there was double-digit growth in net earnings per share, which amounted to EUR 2.60.

In 2005 L'Oréal's winning strategy enabled it to achieve high growth in the United States, where the success of Garnier's Fructis and Nutrisse lines was confirmed. Asia remains a reservoir of growth for the group, with particularly dynamic trends in China and India (and very strong expansion in Vichy sales). Growth in Eastern Europe is also extremely robust, particularly in the Russian Federation. Although Western Europe remained sluggish, there were signs of a gradual improvement towards the end of 2005.

For further information, please consult L'Oréal's Annual Report or the website: www.loreal-finance.com.

Laboratoires innéov
In 2005, Laboratoires innéov, a Nestlé-L'Oréal joint venture in the beauty nutritional supplements field, has reached 11% market share in Europe in the segments where the brand is present.

In the course of 2005, internationalisation has continued with the launch of the brand in three new European markets. Besides the two existing products – *firmness* and *hair mass* – a new product has been launched for dry skins: *innéov smoothing replenishment.*

New men expert range from L'Oréal Paris: the best technology for every man's skin.


L'ORÉAL
L'ORÉAL
L'ORÉAL
ANTI-IRRITATION
ANTI-IRRITATION
ANTI-TIRAILLEMENT

innéov firmness No. 1 on the anti-ageing segment in Europe with 38% market share.


innéov
nutricosmetics


hypnôse
LANCÔME

hypnôse
The new
mysterious and
sensual fragrance
based on a woody
oriental harmony.

Couleur Experte
introduces a totally
new form of luxury
to mass-market
multi-tonal coloration.

Financial review

Sales

- Organic growth of 6.2% drives sales to CHF 91.1 bn
- Real Internal Growth of 4.2%

Profitability

- EBITA margin increases 20 basis points (bps) to 12.9% despite raw material cost pressures
- Margin improves by a further 10 bps on a comparable share-based payment basis
- Return on invested capital including goodwill improves by 50 bps
- Underlying net profit per share increases 12.9%
- Proposed dividend increased 12.5% to CHF 9.– per share

Cash flow and financial position

- Operating cash flow exceeds CHF 10 bn, with free cash flow above CHF 6.5 bn
- CHF 1 bn share buy-back programme completed; CHF 3 bn share buy-back programme launched
- Net debt fell slightly to CHF 9.6 bn; AAA debt rating retained
- The ratio of net debt to equity (gearing) improved to 18.6%

The Nestlé share and the stock market

- The share price increased by 32% in 2005
- Total shareholder return is 44% over 3 years, 267% over 10 years

The Nestlé Model of strong organic growth and a consistent improvement in EBITA margin was delivered in 2005 – and is again the target for 2006.

Profitability

EBITA margin	2001	2002	2003	2004[a]	2005
In %	11.8	12.3	12.5	12.7	12.9

[a] Restated following the first application of IFRS 2 Share-based Payment and the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe



21
20
19
18
17

Earnings per share from continuing operations In CHF	2001	2002	2003	2004[a]	2005
	17.25	19.51	16.05	16.97	20.58
Underlying		18.90	20.23	18.82	21.25

[a] Restated following the first application of IFRS 2 Share-based Payment

Return on invested capital/capital expenditure



20
16
12
8
4

Return on invested capital* In %	2001	2002	2003	2004[a]	2005
Including goodwill	–	11.0	11.0	10.8	11.3
Excluding goodwill	17.5	18.9	19.9	19.9	20.5

* based on segment reporting
[a] Restated following the first application of IFRS 2 Share-based Payment and the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe



3600
3500
3400
3300
3200

Capital expenditure In millions of CHF	2001	2002	2003	2004[a]	2005
	3611	3577	3337	3260	3375

[a] Restated for the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe

Financial position



19000
16000
13000
10000
7000

Net indebtedness In millions of CHF	2001	2002	2003	2004	2005
	19400	15000	14400	10200	9600



8.5
8.0
7.5
7.0
6.5

Dividend per share In CHF	2001	2002	2003	2004	2005
	6.40	7.00	7.20	8.00	9.00

Key figures (consolidated)

In millions of CHF (except per share data)

		2004 [a]	2005
Sales		84 690	91 075
EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation of goodwill		13 544	14 448
as % of Sales		16.0%	15.9%
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		10 760	11 720
as % of Sales		12.7%	12.9%
Profit for the period attributable to the Group Net profit		6 621	7 995
as % of Sales		7.8%	8.8%
as % of average equity		17.4%	18.0%
Capital expenditure		3 260	3 375
as % of Sales		3.8%	3.7%
Equity attributable to the Group before proposed appropriation of profit of Nestlé S.A.		39 236	49 847
Market capitalisation, end December		115 237	152 576
Free cash flow [b]		6 640	6 557
Per share			
Profit for the period attributable to the Group from continuing operations	CHF	16.97	20.58
Underlying [c]	CHF	18.82	21.25
Equity attributable to the Group *before proposed appropriation of profit of Nestlé S.A.*	CHF	101.01	128.20
Dividend as proposed by the Board of Directors of Nestlé S.A.	CHF	8.00	9.00

[a] Restated following the first application of IFRS 2 Share-based Payment and the discontinued operation resulting *from the announcement made in December 2005 for the Chilled dairy activities in Europe, where applicable*
[b] Operating cash flow less capital expenditure, disposal of tangible assets as well as purchase and disposal of intangible assets
[c] Profit for the period attributable to the Group from continuing operations before amortisation of goodwill, *impairments, restructuring costs, results on disposals and significant one-off items. The tax impact from the adjusted* items is also adjusted for. 2004 comparatives have also been restated for comparable share-based payment cost and discontinued operation.


2001 2002 2003 2004 (a) 2005
EBITA
In millions
of CHF
11 500
11 000
10 500
10 000
9 500
9 987 10 940 11 006 10 760 11 720


[a] Restated following the first application of IFRS 2 Share-based Payment and the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe


2001 2002 2003 2004 (a) 2005
Net profit (b)
In millions
of CHF
8 000
7 500
7 000
6 500
6 000
6 681 7 564 6 213 6 621 7 995

[a] Restated following the first application of IFRS 2 Share-based Payment
[b] Profit for the period attribuable to the Group

Principal key figures (illustrative)

Income statement figures translated at average rate;
Balance sheet figures at year end rate

In millions of USD (except per share data)

		2004 [a]	2005
Sales		68243	72976
EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation of goodwill		10914	11577
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		8670	9391
Profit for the period attributable to the Group Net profit		5335	6406
Equity attributable to the Group before proposed appropriation of profit of Nestlé S.A.		34722	38051
Market capitalisation, end December		101980	116470
Per share			
Profit for the period attributable to the Group from continuing operations	USD	13.67	16.49
Equity attributable to the Group before proposed appropriation of profit of Nestlé S.A.	USD	89.39	97.86

In millions of EUR (except per share data)

		2004 [a]	2005
Sales		54851	58796
EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation of goodwill		8772	9327
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		6969	7566
Profit for the period attributable to the Group Net profit		4288	5162
Equity attributable to the Group before proposed appropriation of profit of Nestlé S.A.		25478	31953
Market capitalisation, end December		74829	97805
Per share			
Profit for the period attributable to the Group from continuing operations	EUR	10.99	13.29
Equity attributable to the Group before proposed appropriation of profit of Nestlé S.A.	EUR	65.59	82.18

[a] Restated following the first application of IFRS 2 Share-based Payment and the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe, where applicable

Sales
Strong growth delivered by key brands

The Group's sales increased 7.5% to CHF 91.1 billion in 2005 from CHF 84.7 billion in 2004. This performance was driven primarily by organic growth, which reached 6.2%. Organic growth is the combination of Real Internal Growth (RIG), which measures the like-for-like volume growth, which reached 4.2% in 2005, and of pricing, which reached 2.0%. The other contributor to growth was the appreciation against the Swiss Franc of a number of our key trading currencies. There was a slight reduction in sales resulting from the divestiture of businesses, net of some acquisitions, of 0.5%.

The Food & Beverage business also performed well, delivering 6.0% organic growth, with 3.8% RIG. Almost all the product categories delivered strong growth as the Group's biggest brands showed the benefit of their strong market positions, with generally good growth and share gains in their key markets. Particularly impressive was the recently acquired *Dreyer's* brand, as well as *Häagen Dazs,* in USA Ice cream, and the *Purina* brands, acquired in 2001, and now rolled out in Europe as well as North America. But there were strong performances from many of Nestlé's home-grown brands. The *Nestlé* brand itself performed well in Water, Infant Nutrition, especially in the USA and Shelf stable dairy, whilst *Nescafé, Nesquik* and *Friskies* all took share in key European markets. *Milo* and *Maggi* performed well in Zone AOA, whilst *Coffee-mate* grew dramatically in North America. *Nespresso* continued to expand globally, delivering over 35% organic growth in the process and being on track to join the billion Swiss Franc brands at the end of 2006. *Hot Pockets,* the iconic American snack, grew well also in Europe, as its roll-out gathered pace. In the USA, meanwhile *Stouffer's* and *Stouffer's Lean Cuisine* both enjoyed strong growth, further enhancing their leadership positions. In Chocolate, we saw dramatic growth in both *Kit Kat* and *Aero* in Japan, as well as strong performances in Australia and Latin America.

Geographically, it is clear that we outperformed the market in Zone Americas, achieving organic growth of 7.8%. Nestlé Waters was also particularly strong at 8.6% organic growth, with North America continuing to be the growth engine. Zone AOA was slower at 6.6%, held back by a slow year in China resulting from our product exchange there in May, even though there was a strong recovery in the second half, as well as slow growth in the Philippines, another sizable market. Zone Europe reported 2.0% organic growth, a number that does not stand comparison with the other Zones, but which represents share gains in Soluble coffee, PetCare and Frozen food. The Other activities, primarily Alcon, but also including Nespresso and other smaller globally managed businesses, achieved strong organic growth once again, at 11.6%.

The composition of sales	
Organic growth	+6.2%
RIG	+4.2%
Pricing	+2.0%
Acquisitions net of divestitures	–0.5%
Exchange rates	+1.8%

Sales, In millions of CHF	2001	2002	2003	2004 [a]	2005
	84 698	89 160	87 979	84 690	91 075

[a] Restated following the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe

Profitability Margin improved 20 basis points

The Group's EBITA improved 8.9% to CHF 11.7 billion in 2005, leading to an EBITA margin improvement of 20 basis points to 12.9% of sales. The 2004 EBITA figure has been restated following the retrospective application of new International Financial Reporting Standards (IFRS) adopted as from 1 January 2005, whilst both the Group's sales and EBITA figures have been restated following the creation in December 2005 of the European Chilled Dairy venture with Lactalis. On a comparable share-based payment cost basis, the EBITA margin increased by a further 10 basis points.

The net profit (profit for the period attributable to the Group) increased 20.7% to CHF 8.0 billion to give a net profit margin of 8.8% of sales. The 2005 net profit is not comparable to 2004 mainly due to the new accounting treatment of goodwill as from 1 January 2005 following adoption of IFRS 3 (Business Combinations). The underlying earnings per share increased 12.9%, to CHF 21.25.

The business environment was characterized by high raw material costs and competitive trading environments, particularly in Europe and Japan. Nestlé also had some very specific issues to manage, such as the product exchange in China. We endeavoured to compensate the inflationary pressures through our efficiency programmes, Operation EXCELLENCE 2007 and Project FitNes, which together achieved savings of CHF 1.2 billion. Our cost of goods sold remained unchanged at 41.7% of sales, as did our distribution costs, at 8.1% of sales. We responded to the competitive trading environment through continued investment in our brands, demonstrated by increased marketing spend, innovation and channel and distribution initiatives. The marketing and administrative spend increased by about CHF 2.0 billion, but fell 10 basis points to 35.7% of sales, whilst spending on research and development dipped by 10 basis points.

The net financing cost fell to CHF 0.6 billion, reflecting the benefit of lower average net debt in 2005 than in 2004, partly compensated by higher interest rates. The effective tax rate for the Group for the year was 25.4%; whilst the underlying tax rate was 28.1%.

Return on invested capital, capital expenditure and cash flow

Return on invested capital
The Group's return on invested capital improved both before and after goodwill, reflecting our improved management of both key drivers, profit and capital. The return on invested capital excluding goodwill increased from 19.9% to 20.5% whilst, including goodwill, it improved from 10.8% to 11.3%. There was also an improvement in the Food & Beverage return on invested capital.

Capital expenditure
The Group's capital expenditure increased slightly from CHF 3.3 billion to CHF 3.4 billion but was slightly down as a percentage of sales. North America and Europe were the main beneficiaries, whilst the biggest projects were a Freeze Dried Soluble Coffee plant in Russia, an Ice cream facility in Bakersfield in the USA and PET lines and blowmould machines in a number of Water facilities in the USA. There was also a significant investment at Alcon in a new research facility at Fort Worth in the USA.

Cash flow
The Group's operating cash flow was CHF 10.2 billion, slightly down compared to 2004. The free cash flow was CHF 6.6 billion, also slightly down compared to 2004. These figures include a CHF 600 million extraordinary cash contribution to certain of our pension funds. Excluding this outflow, the cash flow would have been greater than in 2004.


2001
2002
2003
2004 [a]
2005
Cash conversion cycle
Days
55
50
45
40
35
58
56
50
47
47

[a] Restated following the discontinued operation, resulting from the annoucement made in December 2005 for the Chilled dairy activities in Europe


2001
2002
2003
2004
2005
Cash flow
In millions of CHF
10000
8000
6000
4000
2000
Free cash flow
4938
6278
6361
6640
6557
Operating cash flow
8614
10248
10125
10412
10205

Financial position

The Group's net debt declined slightly during the year, from CHF 10.2 billion to CHF 9.6 billion. This slight decline in net debt reflects the Group's more active management of its capital structure in 2005, relative to previous years. In the past few years, the Group has prioritized debt reduction, whereas in 2005, the priority was to return funds to shareholders, whilst respecting our AAA debt rating.

Our first share buy-back programme, with a value of CHF 1 billion was announced in February 2005 and completed on 31 October. A second programme, with a value of CHF 3 billion, was announced on 17 November. By 31 December, shares to a value of about CHF 350 million had been bought back.

The strong performance in 2005 allows us to propose a dividend of CHF 9.– per share, an increase of 12.5% over the CHF 8.– per share paid in 2005.

The net financing cost fell slightly, reflecting lower average net debt in 2005 compared to 2004, to CHF 0.6 billion. Equity attributable to the Group rose from CHF 39.2 billion to CHF 49.8 billion, representing 48% of total assets, net of treasury shares, the carrying value of which was CHF 2.8 billion. The ratio of net debt to equity improved from 25.2% at 31 December 2004 to 18.6% at 31 December 2005.

Shares, stock exchange

The Nestlé share price started 2005 at CHF 297.50 and ended the year at CHF 393.–. This 32% increase was in line with the Swiss Market but represents an out-performance against the Dow Jones Stoxx Food & Beverage, which rose 25.7% over the course of 2005.

Total shareholder return

Nestlé's total shareholder return (including capital appreciation and dividend payments) was 35% in 2005, and was 44% over three years, 15% over five years and 267% over 10 years.

J F M A M J J A S O N D

Evolution of the Nestlé registered share in 2005	CHF	SMI
	400	8000
	375	7500
	350	7000
	325	6500
	300	6000
	275	5500

☐ Registered share

☐ Swiss Market Index

Management responsabilities Food and Beverages

In millions of CHF

Zone Europe	2003	2004 [a]	2005		RIG	OG
Western	26000	23672	24563	88.9%	+0.1%	+1.7%
Eastern and Central	2574	2812	3057	11.1%	+1.3%	+5.3%
Beverages	4901	4980	5286	19.1%		
Milk products, Nutrition and Ice cream	7825	5229	5316	19.2%		
Prepared dishes and cooking aids	7729	8038	8631	31.3%		
Chocolate, confectionery and biscuits	5035	5050	5025	18.2%		
PetCare	3084	3187	3362	12.2%		
Total sales	28574	26484	27620	100%	+0.2%	+2.0%
EBITA	3561	3395	3259	11.8%		
Capital expenditure	925	890	849	3.1%		

Zone Americas					RIG	OG
USA and Canada	19089	19047	20396	66.3%	+5.6%	+7.0%
Latin America and Caribbean	8566	8729	10361	33.7%	+4.9%	+9.6%
Beverages	3298	3111	3505	11.4%		
Milk products, Nutrition and Ice cream	8535	9240	10588	34.4%		
Prepared dishes and cooking aids	5906	5565	5916	19.2%		
Chocolate, confectionery and biscuits	3733	3691	4117	13.4%		
PetCare	6183	6169	6631	21.6%		
Total sales	27655	27776	30757	100%	+5.4%	+7.8%
EBITA	4150	4142	4708	15.3%		
Capital expenditure	739	813	943	3.1%		

[a] Restated following the first application of IFRS 2 Share-based Payment and the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe, where applicable

Zone Asia, Oceania and Africa	2003	2004 [a]	2005		RIG	OG
Oceania and Japan	4497	4553	4702	29.9%	+1.8%	+1.6%
Other Asian markets	5819	5926	6438	41.0%	+2.8%	+7.5%
Africa and Middle East	4116	4194	4564	29.1%	+4.4%	+11.0%
Beverages	4770	4812	5168	32.9%		
Milk products, Nutrition and Ice cream	5876	5938	6262	39.9%		
Prepared dishes and cooking aids	1822	1889	2112	13.4%		
Chocolate, confectionery and biscuits	1415	1456	1586	10.1%		
PetCare	549	578	576	3.7%		
Total sales	14432	14673	15704	100%	+3.0%	+6.6%
EBITA	2508	2538	2628	16.7%		
Capital expenditure	541	587	593	3.8%		

Nestlé Waters					RIG	OG
Europe	4067	3910	3959	45.1%	+0.9%	-0.2%
USA and Canada	3545	3610	4222	48.0%	+17.7%	+16.5%
Other regions	454	519	606	6.9%	+18.0%	+19.8%
Retail	6727	6664	7389	84.1%		
Home and Office Delivery (HOD)	1339	1375	1398	15.9%		
Total sales	8066	8039	8787	100%	+9.5%	+8.6%
EBITA	782	666	709	8.1%		
Capital expenditure	647	558	601	6.8%		

Leading positions in dynamic categories

In millions of CHF

Beverages	2003	2004 [a]	2005		RIG	OG
Soluble coffee	8046	8079	8783	36.8%	+3.1%	+6.7%
Nestlé Waters	8066	8039	8787	36.9%	+9.5%	+8.6%
Other	7408	5675	6272	26.3%		
Total sales	23520	21793	23842	100%	+6.4%	+8.2%
EBITA	4038	3852	4112	17.2%		
Capital expenditure	936	806	752			

Milk products, Nutrition and Ice cream					RIG	OG
Milk products	11208	8712	9881	42.5%	+3.0%	+8.3%
Nutrition	5003	5223	5237	22.6%	+2.2%	+5.3%
Ice cream	6147	6557	7023	30.2%	+5.2%	+5.8%
Other	925	1011	1094	4.7%		
Total sales	23283	21503	23235	100%	+3.5%	+6.7%
EBITA	2796	2593	2609	11.2%		
Capital expenditure	421	541	689			

Prepared dishes and cooking aids					RIG	OG
Frozen and chilled	9484	9212	9656	57.9%	+3.4%	+4.7%
Culinary and other	6584	6666	7017	42.1%	+1.8%	+4.1%
Total sales	16068	15878	16673	100%	+2.7%	+4.4%
EBITA	1884	1916	2132	12.8%		
Capital expenditure	251	250	261			

Chocolate, confectionery and biscuits					RIG	OG
Chocolate	8155	8181	8640	80.0%	+0.5%	+2.9%
Confectionery	1231	1205	1207	11.2%	−2.1%	+0.3%
Biscuits	854	872	947	8.8%	+1.3%	+3.4%
Total sales	10240	10258	10794	100%	+0.2%	+2.6%
EBITA	1047	1148	1215	11.3%		
Capital expenditure	208	201	194			

[a] Restated following the first application of IFRS 2 Share-based Payment and the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe, where applicable

PetCare	2003	2004 [a]	2005	2005	RIG	OG
USA and Canada	5642	5661	6088	57.6%	+5.6%	+6.6%
Europe	3084	3187	3362	31.8%	+4.0%	+5.0%
Other regions	1090	1086	1119	10.6%	–3.3%	–1.8%
Total sales	9816	9934	10569	100%	+4.1%	+5.2%
EBITA	1444	1443	1515	14.3%		
Capital expenditure	254	276	274			

Nestlé FoodServices (Out-of-Home)*	2003	2004	2005	2005	RIG	OG
Zone Europe	3029	3016	3190	48.2%	+1.1%	+3.2%
Zone Americas	1935	1804	1674	25.3%	+0.6%	+5.2%
Zone Asia, Oceania and Africa	1,577	1655	1751	26.5%	+3.3%	+5.5%
Total sales	6541	6475	6615	100%	+1.6%	+4.3%

Pharmaceutical and cosmetic joint ventures	2003	2004	2005
Nestlé's share of sales	473	467	510

Alcon	2003	2004	2005	RIG	OG
Sales	4579	4857	5452	+10.2%	+10.6%
EBITA	1243	1382	1748		
Capital expenditure	239	171	195		

Associated companies	2003	2004	2005
Nestlé's share of results	593	1588	896

* Nestlé FoodServices' sales and results are also included in the relevant product groups

Geographic data: people, products, sales

Nestlé has 487 factories in 84 countries around the world. This is a reduction from 500 in 2004. During the year, 2 factories were acquired or opened and 14 were closed or divested and 2 factories were merged.



2005 Sales

In millions of CHF	Differences 2005/2004[a] in CHF	in local currency	2005
By principal market			
USA	+8.7%	+8.1%	25 588
France	+2.3%	+1.9%	7 591
Germany	+3.8%	+3.5%	6 357
United Kingdom	+3.6%	+3.7%	4 390
Italy	–2.9%	–3.2%	4 016
Brazil	+29.8%	+6.9%	3 763
Mexico	+12.7%	+8.4%	3 055
Japan	–1.4%	+0.2%	2 657
Spain	+4.0%	+3.7%	2 592
Canada	+10.6%	+1.9%	2 331
Australia	+10.7%	+6.2%	2 015
Greater China Region	+7.1%	+5.5%	1 706
Switzerland	+4.2%	+4.2%	1 476
Philippines	+5.6%	+3.1%	1 388
Russia	+7.6%	+5.0%	1 341
Other markets	+9.8%	[b]	20 809
By continent			
Europe	+3.6%	[b]	35 261
USA and Canada	+8.9%	[b]	27 919
Asia	+7.0%	[b]	11 982
Latin America and Caribbean	+18.9%	[b]	11 052
Africa	+5.0%	[b]	2 405
Oceania	+10.2%	[b]	2 456
Total Group	+7.5%	[b]	91 075

[a] *2004 restated following the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe*
[b] Not applicable

Factories

By geographic area	2004	2005
☐ Europe [a]	197	185
☐ Americas	164	165
▦ Asia, Oceania and Africa	139	137
Total	500	487



Employees

By geographic area	2004	2005
☐ Europe* [a]	38.4%	37.9%
☐ Americas	34.6%	36.0%
▦ Asia, Oceania and Africa	27.0%	26.1%

* 7 223 employees in Switzerland in 2005

By activity In thousands	2004	2005
Factories [a]	132	133
Administration and sales [a]	115	120
Total	247	253

[a] *Includes factories and about three thousand employees related to the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe*

□ Beverages
□ Milk products, Nutrition and Ice cream
□ Prepared dishes and cooking aids
□ Chocolate, confectionery and biscuits
□ PetCare
□ Pharmaceutical products

The figure in bold after the country denotes the number of factories.
○ Local production (may represent production in several factories)
□ Imports (may, in a few particular cases, represent purchases from third parties in the market concerned)

Europe

Austria	1	○ □	□	○ □	□	□	□
Belgium	4	□	○ □	○ □	□	□	○ □
Bulgaria	1	□	□	□	○ □	□	□
Czech Republic	2	□	□	□	○ □	□	□
Denmark	1	□	○ □	□	□	□	□
Finland	2	□	○ □	□	□	□	□
France	36	○ □	○ □	○ □	○ □	○ □	○ □
Germany	25	○ □	○ □	○ □	○ □	○ □	□
Greece	4	○ □	○ □	□	□	□	□
Hungary	4	○ □	○ □		○ □	○ □	□
Italy	22	○ □	○ □	○ □	○ □	○ □	□
Netherlands	5	○ □	○ □	○ □	○ □	○ □	□
Norway	1	□	○ □	□	□	□	□
Poland	8	□	○ □	○ □	○ □	□	□
Portugal	6	○ □	○ □	□	□	□	□
Republic of Ireland	2	□	□	□	○ □	□	○ □
Romania	2	○ □	□	□	○ □	□	□
Russia	9	○ □	○ □	○ □	○ □	□	□
Slovak Republic	1	□	□	○ □	□	□	□
Spain	17	○ □	○ □	○ □	○ □	○ □	○ □
Sweden	3	○ □	○ □	○ □	□	□	□
Switzerland	8	○ □	○ □	○ □	○ □	□	○ □
Turkey	2	○ □	□	○	○	□	□
Ukraine	2	□	□	○ □	○ □	□	□
United Kingdom	17	○ □	○ □	□	○ □	○ □	□

Americas

Argentina	9	○ □	○ □	○ □	□	○ □	□
Brazil	23	○ □	○ □	○	○	○ □	○ □
Canada	14	○ □	○ □	○ □	○ □	○ □	○ □
Chile	6	○ □	○ □	○ □	○ □	□	□
Colombia	4	○ □	○ □	○ □	○ □	○ □	□
Cuba	3	○ □	○ □	□	□	□	□
Dominican Republic	3	□	○ □	○ □	□	□	□
Ecuador	2	○ □	○ □	○ □	○ □	□	□
El Salvador	1	□	○ □	□	□	□	□
Guatemala	1	□	□	○ □	□	□	□
Jamaica	1	○ □	○ □	□	□	□	□
Mexico	12	○ □	○ □	○ □	○ □	○ □	○ □
Nicaragua	1	□	○ □	□	□	□	□
Panama	1	□	○ □	○ □	□	□	□
Peru	1	□	○ □	○ □	○ □	□	□
Trinidad and Tobago	1	○ □	○ □	□	□	□	□
United States	75	○ □	○ □	○ □	○ □	○ □	○ □
Uruguay	1	○ □	□	□	□	□	□
Venezuela	6	○ □	○ □	○ □	○ □	○ □	□

Asia, Oceania and Africa

Algeria	1	○ □	□	□	□		
Australia	11	○ □	○ □	○ □	○ □	○ □	□
Bahrain	1	○ □	□	□	□		□
Bangladesh	1	○ □	○ □	□			□
Cameroon	1	○ □	○ □	○			□
Côte d'Ivoire	2	○ □	○ □	○			□
Egypt	4	○ □	○ □	○	□		□
Fiji	1	□	□	○ □	○ □		□
Ghana	1	○ □	○ □	○ □	□		□
Greater China Region	20	○ □	○ □	○ □	○ □	□	○ □
Guinea	1	□	□	○ □	□		□
India	6	○ □	○	○	○		□
Indonesia	9	○ □	○ □	○ □	○ □	□	□
Iran	1	□	○		□		□
Israel	9	○ □	○ □	○	○ □	□	□
Japan	3	○ □	○ □	○ □	○ □	□	□
Jordan	1	○ □	□	□	□		□
Kenya	1	○ □	○ □	○ □	□		□
Lebanon	1	○ □	□	□	□		□
Malaysia	6	○ □	○ □	○ □	○ □	□	□
Morocco	1	○ □	○ □	○ □	□		□
New Caledonia	1	○ □	○ □	□	○ □		□
New Zealand	2	□	□	○ □	○ □	○ □	□
Nigeria	1	○ □	○ □	○			□
Pakistan	5	○ □	○ □	○	○ □		□
Papua New Guinea	1	○ □	□	○ □	□		□
Philippines	6	○ □	○ □	○ □	○ □	□	□
Qatar	1	○ □	□	□	□		□
Republic of Korea	2	○ □	○	○ □	□	□	□
Saudi Arabia	4	○ □	○ □	○ □	□		□
Senegal	1	□	○ □	○ □			□
Singapore	1	○ □	□	□	□	□	□
South Africa	12	○ □	○ □	○ □	○	○ □	□
Sri Lanka	2	○ □	○ □	○			□
Syria	1	○ □	○ □	○ □			□
Thailand	7	○ □	○ □	○ □	□	□	□
Tunisia	1	○ □	○ □	□	□		□
United Arab Emirates	1	○ □	□	□	□		□
Uzbekistan	1	○ □	○ □	□	□		□
Vietnam	4	○ □	○ □	○ □			□
Zimbabwe	1	○ □	○ □	○ □	□		□

The Nestlé story

In order to remain competitive, companies have to adapt constantly in line with their changing environment. The better they are able to satisfy both existing and newly emerging consumer needs, the more successful they will be. In reality, this is easier said than done. Entrepreneurs and managers are faced with the task of interpreting the panoply of information coming from the market and identifying long-term trends, and translating these into an appropriate business strategy.

In 1866, the founders of Anglo-Swiss Condensed Milk Co. in Cham decided to produce the first condensed milk in Europe on an industrial scale to satisfy the need for pure, long-life milk. One year later in Vevey, Henri Nestlé developed a baby formula that offered a safe and nutritionally better alternative to other existing breast-milk substitutes for mothers who were unable to provide breast milk. Both companies were challenged with bringing their products to a wider audience and driving their geographic expansion forwards. In 1905, they decided to merge.

This same year also saw the launch of the first *Nestlé* branded chocolate, which following years of collaboration ultimately led to Nestlé's takeover of the long-established Swiss chocolate-makers Peter, Cailler and Kohler in 1929. Having previously been active exclusively in the dairy industry, Nestlé now also had a foothold in confectionery.

The boom years leading up to and during the First World War came to an abrupt end once peace came, with overcapacities, devaluation and currency turbulence combined with a cumbersome administrative structure meaning that, in 1921, Nestlé reported the first and only loss in its history. Drastic restructuring measures combined with the streamlining of the organisational structure were necessary in order to make the company competitive again. With its new-found strength, Nestlé survived the stock market crash of 1929 and the subsequent global economic crisis.

In the 1930s, the newly organised research department allowed for a considerable expansion of the existing range of milk products and baby foods (*Nestogen* 1930, *Sinlac* 1932, *Nescao* 1932, *Pelargon* 1934, *Milo Tonic* 1934) and promoted the first, initially somewhat tentative foray into the pharmaceutical sector (*Nestrovit* 1936 together with Roche) as well as a much more decisive one into the coffee business (*Nescafé* 1938).

After the Second World War, up until the end of the 1950s, challenges included integrating the company Maggi acquired in 1947, modernizing production facilities and introducing *Nescafé* in additional countries. These were the areas in which the fastest growth rates were being seen.

In the 1960s, external growth via acquisitions began, facilitating the company's entry into new areas of the food industry: canned goods (Crosse & Blackwell 1960, Libby 1963), ice cream (France Glaces and Jopa 1960, Delasa 1963), chilled and frozen products (Findus 1962, Chambourcy 1968) and water (Vittel and Deer Park 1969).

The 1970s saw Nestlé's first foray into the hospitality and wine making industries (Eurest and Cahills 1970, Beringer 1971, Stouffer 1973) – areas that were later resold – and the purchase of Ursina-Franck (1971) rounded out the traditional business. Economic turbulence (oil crises, high



Henri Nestlé, 1814-1890

1866	Anglo-Swiss Condensed Milk Co.
1867	Henri Nestlé's Infant cereal
1905	Nestlé and Anglo-Swiss Condensed Milk Co.
	(New name after merger)
1929	Peter, Cailler, Kohler, Chocolats Suisses S.A.
1938	Launching of *Nescafé*
1947	Nestlé Alimentana
	(New name after merger with Maggi)
1960	Crosse & Blackwell
1969	Vittel
1971	Ursina-Franck
1973	Stouffer
1974	L'Oréal (Minority interest)
1977	Nestlé S.A. (new name)
	Alcon
1985	Carnation, Friskies
1986	Herta
1988	Buitoni-Perugina, Rowntree
1992	Perrier
1993	Finitalgel
1994	Alpo
1998	Sanpellegrino, Spillers Petfoods
2000	PowerBar
2001	Ralston Purina
2002	Schöller, Chef America
2003	Mövenpick (ice cream business)
	Dreyer's Grand Ice Cream, Powwow
2004	Valio (ice cream business)
2005	Wagner
	Protéika, Musashi (nutrition businesses)

inflation, strong currency fluctuations) had an impact on the growth of the Group, and for the first time significant moves were made to diversify outside the food industry. This diversification took the form of a minority stake in the cosmetics company L'Oréal (1974) and the acquisition of the ophthalmology firm Alcon Laboratories (1977), of which a proportion of around 25% was listed on the New York Stock Exchange in 2002 with much success.

Following a period of consolidation at the beginning of the 1980s in which the product portfolio was streamlined, unprofitable areas of the business sold and the financial basis of the Group improved, Nestlé's task was to develop a greater geographical presence and to be the No. 1 or at least a strong No. 2 with its products in its core areas. In order to strengthen its market share in the USA, in 1985 Nestlé acquired Carnation, which was active in the dairy industry, pet food production and the catering trade. In order to improve its position in chocolate and confectionery, Nestlé bought Rowntree and Buitoni-Perugina in 1988.

Following the fall of the Berlin Wall and the opening of previously inaccessible markets in Eastern Europe and Asia, Nestlé's task in the 1990s was to regain a foothold in these highly promising countries. The focus was increasingly on ensuring internal growth and strengthening growth areas such as water (Perrier 1992, Sanpellegrino 1998), pet food (Spillers 1998, Purina 2001) and ice cream (Finitalgel 1993, Schöller 2002, Mövenpick and Dreyer's Grand Ice Cream 2003, Valio 2004), and the Group is now working on building up new areas of business involving food with proven added health benefits. In 1997, the Nutrition Strategic Business Division (NSBD) was created. In 2005, Nestlé established the stand-alone Nestlé Nutrition to further develop its Nutrition, Health and Wellness strategy by providing a global focus to this activity.

Having transformed itself from a purely dairy company into a traditional food producer with a wide portfolio, Nestlé is now aiming to become the world's leading nutrition, health and wellness company. It is hoped that its extensive product range will contribute to the well-being of people by providing very specific consumer benefits. The aim is to satisfy the need not only for food safety, convenience, enjoyment and taste, but also for healthy, personalized food that can be tailored to suit individual risk factors such as obesity, diabetes, and vascular and cardiovascular diseases.

More information about Nestlé's history can be found at www.nestle.com

Shareholder information

Stock exchange listings
At 31 December 2005, Nestlé S.A. shares were listed on the SWX Swiss Exchange (ISIN code: CH0012056047). American Depositary Receipts (ADRs) (ISIN code: US6410694060) representing Nestlé S.A. shares are offered in the USA by Citibank.

Registered Offices
Nestlé S.A.
Avenue Nestlé 55
CH-1800 Vevey (Switzerland)
tel. +41(0)21 924 21 11

Nestlé S.A. (Share Transfer Office)
Zugerstrasse 8
CH-6330 Cham (Switzerland)
tel. +41(0)41 785 20 20

Further information
To order additional copies of this document, please go to www.nestle.com/Media_Center

For additional information, contact
Nestlé S.A.
Investor Relations
Avenue Nestlé 55
CH-1800 Vevey (Switzerland)
tel. +41 (0)21 924 35 09
fax +41 (0)21 924 28 13
e-mail: ir@nestle.com or visit the investor relations web site www.ir.nestle.com

The Nestlé Management Report, the Financial Statements and the Corporate Governance Report are available on-line as a PDF file at www.ir.nestle.com in English, French and German. The Financial Statements are also available in an interactive version.

As to information concerning the share register (registrations, transfers, address changes, dividends, etc.), please contact
Nestlé S.A.
Share Transfer Office
Zugerstrasse 8
CH-6330 Cham (Switzerland)
tel. +41 (0)41 785 20 20
fax +41 (0)41 785 20 24
e-mail: shareregister@nestle.com

The Company offers the possibility of depositing, free of charge, Nestlé S.A. shares traded on the SWX Swiss Exchange at its Share Transfer Office in Cham.

Nestlé URL: www.nestle.com

Important dates

6 April 2006
139th Annual General Meeting, "Palais de Beaulieu", Lausanne

12 April 2006
Payment of the dividend

25 April 2006
Announcement of first quarter 2006 sales figures

23 August 2006
Publication of the Half-yearly Report January/June 2006

19 October 2006
Announcement of first nine months 2006 sales figures; Autumn press conference

19 April 2007
Annual General Meeting
"Palais de Beaulieu", Lausanne


Nestlé

Good Food, Good Life

Corporate Governance Report 2005

Concept: Nestec Ltd., Corporate Identity and Design, Vevey (Switzerland)

Printed in Switzerland

Contents

Situation at 31 December 2005

[1] The full Board of Directors Regulations and Committee Charters are published on www.nestle.com
[2] The term senior management, as used in the SWX Directive, is replaced by Executive Board throughout this document

Preliminary remarks

The Nestlé Corporate Governance Report 2005 follows the structure of the SWX Swiss Exchange Directive on Information Relating to Corporate Governance. *Texts in italics indicate direct quotations from the SWX Directive.*

To avoid duplication of information, cross-referencing to other reports is made in some sections, namely the Management Report 2005, the 2005 Financial Statements that comprise the Consolidated Financial Statements of the Nestlé Group and the Annual Report of Nestlé S.A., as well as the Articles of Association of Nestlé S.A., whose full text can be consulted in the Appendix 1 on page 25 of this document.

The information disclosed in the Consolidated Financial Statements of the Nestlé Group 2005 complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB. Where necessary, these disclosures have been extended to comply with the requirements of the SWX Directive.

1. Group structure and shareholders

1.1 Group structure

Please refer to the Management Report 2005 for the overview of Directors and Officers, the registered offices, the stock exchange listing and quotation codes and information on market capitalisation.

For the general organisation chart of Nestlé S.A. refer to page 24 of this document. The Group's management structure is represented in the segmental information (pages 13–14 and Note 1 of the Consolidated Financial Statements of the Nestlé Group 2005).

Please refer to the Consolidated Financial Statements of the Nestlé Group 2005, page 68, for the listing of principal affiliated companies.

1.2 Significant shareholders

The Company is not aware of any shareholder holding, directly or indirectly, 3% or more of the share capital.

1.3 Cross-shareholdings

The Company is not aware of cross-shareholdings exceeding 3% of the capital or voting rights on both sides.

2. Capital structure

2.1 Capital

The ordinary share capital of Nestlé S.A. is CHF 403 520 000. The conditional share capital is CHF 10 000 000. Nestlé S.A. does not have any authorised share capital.

2.2 Conditional capital

The share capital may be increased, through the exercise of conversion or option rights, by a maximum of CHF 10 000 000 by the issue of a maximum of 10 000 000 registered shares with a nominal value of CHF 1 each. Thus the Board of Directors has at its disposal a flexible instrument enabling it, if necessary, to finance the activities of the Company through convertible debentures or the issue of bonds with warrants. For a description of the group of beneficiaries and of the terms and conditions of the issue of conditional capital, please refer to article 5bis of the Articles of Association of Nestlé S.A. (Appendix 1).

2.3 Changes in capital

The share capital has not changed in the last three financial years. On 11 June 2001, the registered shares were split in a ten-for-one relationship from CHF 10 to CHF 1. For the breakdown of capital ("equity") for 2005, 2004 and 2003 see the Consolidated statement of changes in equity in the Consolidated Financial Statements of the Nestlé Group 2005 and 2004.

2.4 Shares and participation certificates

Nestlé S.A.'s capital is composed of registered shares only. Number of registered shares with a nominal value of CHF 1 each, fully paid up: 403 520 000. According to article 14, par. 1 of the Articles of Association (Appendix 1), each share confers the right to one vote. See also point 2.6.1 below.

There are no participation certificates.

2.5 Profit sharing certificates

There are no profit sharing certificates.

2.6 Limitations on transferability and nominee registrations

2.6.1 Limitations on transferability for each share category, along with an indication of statutory group clauses, if any, and rules on making exceptions

According to article 6, par. 6, lit. a of the Articles of Association, no natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital. Legal entities that are linked to one another, through capital, voting rights, management or any other manner, as well as all natural persons or legal entities acting in concert to circumvent this limit, shall be counted as one person. See also article 6, par. 6, lit. e of the Articles of Association (Appendix 1) and point 2.6.3 below.

2.6.2 Reasons for granting exceptions in the year under review

Please refer to points 2.6.3 and 6.1.2 below.

2.6.3 Admissibility of nominee registrations, along with an indication of per cent clauses, if any, and registration conditions

In order to facilitate the trading of the shares on the stock exchange, the Board of Directors may, by means of regulations or within the framework of agreements with stock exchange or financial institutions, allow fiduciary registrations and also depart from the 3% limit (art. 6, par. 6, lit. e of the Articles of Association, Appendix 1). In this respect, the Board of Directors has issued regulations concerning nominees, setting forth rules for their entry as shareholders in the share register. These regulations allow the registration of:

- Nominees N ("N" as Name of beneficial owner disclosed): where trading and safekeeping practices make individual registration of beneficial owners difficult or impractical, shareholders may register their holdings through a Nominee N with voting rights, subject to the specific understanding that the identity and holdings of beneficial owners are to be disclosed to the Company, periodically or upon request. Limits of holdings for a Nominee N, or Nominees N acting as an organised group or pursuant to a common agreement, may not exceed 3% of the share capital of the Company. Holdings exceeding the 3% limit (respectively the limit fixed by the Board of Directors, see 6.1.2) are registered without voting rights.
- Nominees A ("A" as Anonymous beneficial owner): registration without voting rights.

2.6.4 Procedure and conditions for cancelling statutory privileges and limitations of transferability

Please refer to point 6.1.3 below.

2.7 Convertible bonds and options

Bond issues are detailed in Note 20 of the Consolidated Financial Statements of the Nestlé Group 2005.
The only options issued by Nestlé S.A. are employee options allocated under the Nestlé Management Stock Option Plan (MSOP). The features of this plan are detailed in Notes 22 and 26 of the Consolidated Financial Statements of the Nestlé Group 2005.

3. Board of Directors

3.1 Members of the Board of Directors

a) Name / Year of birth / Nationality / Education

Name	Year of birth	Nationality	Education
Peter Brabeck-Letmathe Chairman and CEO	1944	Austrian	Economics
Andreas Koopmann 1st Vice Chairman	1951	Swiss	Mechanical Engineering and Business Administration
Rolf Hänggi 2nd Vice Chairman	1943	Swiss	Law
Edward George (Lord George)	1938	British	Economics
Kaspar Villiger	1941	Swiss	Mechanical Engineering
Jean-Pierre Meyers	1948	French	Economics
Peter Böckli	1936	Swiss	Attorney-at-law
Nobuyuki Idei	1937	Japanese	Political Science and Economics
André Kudelski	1960	Swiss	Physics
Daniel Borel	1950	Swiss	Physics and Computer Science
Carolina Müller-Möhl	1968	Swiss	Political Science
Günter Blobel	1936	German	Medicine

For complete information: please refer to individual CVs on www.nestle.com. An update on members of the Board of Directors and the Executive Board will be published after the Ordinary General Meeting of shareholders on www.nestle.com (Status 01.05.2006).

Name	Professional Background
Peter Brabeck-Letmathe	Please refer to point 4.1 below.
Andreas Koopmann	Bobst Group SA, CH, CEO (since 1995), Board member (1998–2002), Executive Vice President (1994–1995), Member of the Group Executive Committee in charge of Manufacturing (1991–1994), Senior Vice President (1989–1991) Bobst Group Inc., US, Vice President Engineering and Manufacturing (1982–1989) Motor Columbus AG, Holding, CH, Assistant to a Group Executive (1980–1982)
Rolf Hänggi	Consultant (since 1997) Zurich Insurance Group, CH (1976–1997): Board Member (1993–1997), Deputy CEO (1988–1997), Member of the Executive Board (1986–1997)
Edward George (Lord George)	Career at the Bank of England, GB (1962–2003): Governor (1993–2003), Deputy Governor (1990–1993), Executive Director (1982–1990)
Kaspar Villiger	Swiss government minister (1989–2003, including presidency of the Swiss Confederation in 1995 and 2002) Member of the Swiss federal parliament (Council of States 1987–1989, National Council 1982–1987) Villiger Söhne AG, CH, Chairman and CEO, joint owner of the family firm (1966–1989)
Jean-Pierre Meyers	L'Oréal S.A., FR, Vice Chairman (since 1994) Bettencourt-Schueller Foundation, FR, Vice Chairman (since 1988)

Peter Böckli	
	Böckli Bodmer & Partner, Basel, CH (since 1981) University of Basel, CH, Professor for Business and Tax Law (1975–2001) Attorney-at-law in New York, Paris and Basel (1963–1981)
Nobuyuki Idei	
	Sony Corporation, JP, Chief Corporate Advisor, Chairman of the Advisory Board (since 2005), Chairman and Group CEO (2003–2005), Chairman and CEO (2000–2003), President (1995–2000)
André Kudelski	
	Kudelski Group, CH, Chairman and CEO (since 1991) Kudelski S.A., CH, Director of Pay-TV Division (1989–1990) Kudelski S.A., CH, Product Manager for Pay-TV products (1986–1989)
Daniel Borel	
	Logitech International S.A., CH, Chairman (since 1998), Chairman and CEO (1992–1998) Logitech S.A., CH, Co-founder (1981), Chairman and CEO (1982–1988)
Carolina Müller-Möhl	
	Müller-Möhl Group, CH, Chairperson (since 2000) Müller-Möhl Holding AG, CH, Vice Chairperson (1999–2000) Journalist, advertising and PR consultant (until 1999)
Günter Blobel	
	Nobel Prize in Physiology or Medicine (1999) The Rockefeller University, NY/US, Professor (since 1976)

b) Operational management tasks of the members of the Board of Directors
With the exception of Peter Brabeck-Letmathe, all members of the Board of Directors are non-executive members.

c) Information on non-executive members of the Board of Directors
All non-executive members of the Board of Directors are independent, were not previously members of the Nestlé management and have no important business connections with Nestlé. For cross-involvement, see point 3.3.

3.2 Other activities and functions

	Activities in governing and supervisory bodies of important Swiss and foreign organisations, institutions and foundations under private and public law • Activities in companies in which Nestlé holds a major strategic interest	*Permanent management and consultancy functions for important Swiss and foreign interest groups*
Peter Brabeck-Letmathe	• **Alcon, Inc., CH** Vice Chairman • **Cereal Partners Worldwide** Co-Chairman of the Supervisory Board • **Dreyer's Grand Ice Cream Holdings, Inc., US** Vice Chairman • **L'Oréal S.A., FR** Vice Chairman **Credit Suisse Group, CH** Board member **Roche Holding Ltd., CH** Board member	**European Roundtable of Industrialists, BE** Member **World Economic Forum, CH** Member of the Foundation Board
Andreas Koopmann	**Swissmem, CH** Vice Chairman	**Credit Suisse Group, CH** Vice Chairman of the Advisory Board
Rolf Hänggi	**Rüd, Blass & Cie AG, Bankers, CH** Chairman **Roche Holding Ltd., CH** Vice Chairman **Foundation Luftbild Schweiz, CH** Member of the Board of Trustees **Speedel Holding Ltd, CH** Board member **Werner Abegg Fonds Foundation, CH** Member of the Foundation Board	**University of Zurich, Mastercourse of Advanced Studies in Applied History, CH** Member of the Advisory Board
Edward George (Lord George)	**Bank for International Settlements, Basle, CH** Board member **Grosvenor Group Holdings Ltd, GB** Board member **N. M. Rothschild and Sons Ltd, GB** Board member **Rothschilds Continuation Holdings AG, CH** Board member	
Kaspar Villiger	**AG für die Neue Zürcher Zeitung, CH** Board member **Swiss Re (Swiss Reinsurance Company), CH** Board member	
Jean-Pierre Meyers	**Rothschild Ophthalmological Foundation, FR** Board member **Téthys S.A.S., FR** Member of the Supervisory Board	

Peter Böckli

Manufacture des Montres Rolex S.A., CH
Board Member
UBS AG, CH
Vice Chairman
Assivalor AG, CH
Board member
Doerenkamp-Stiftung, CH
Secretary of the Board of Trustees
Hason AG, CH
Board member
Holler-Stiftung, DE
Member of the Board of Trustees
Vinetum AG, CH
Board member

Nobuyuki Idei

Nippon Keidanren, JP
Vice Chairman and Chairman
of the Committee on
Administrative Reform
Bank of Japan, JP
Counsellor
General Motors Corporation, US
Member of the Asian Advisory Council
World Economic Forum, CH
Member of the Foundation Board

André Kudelski

Dassault Systèmes S.A., FR
Board member
Groupe Edipresse, CH
Board member
Swiss-American Chamber of Commerce, CH
Board member
Credit Suisse Group, CH
Member of the Advisory Board

Daniel Borel

Foundation for Excellence in Education in Switzerland, CH
Chairman
Bank Julius Baer, CH
Board member
Defitech Foundation, CH
Member of the Foundation Board
Phonak Holding AG, CH
Board member

Carolina Müller-Möhl

Hyos Invest Holding AG, CH
Chairperson
Pestalozzianum Foundation, CH
Member of the Foundation Board
Plus Orthopedics Holding AG, CH
Board member
Swiss Economic Award
Jury President

Günter Blobel

Chromocell Corporation Technology Centre, US
Co-founder
Friends of Dresden, inc., US
President
IFF International Flavours & Fragrances Inc., US
Board member

3.3 Cross-involvement
Indication of cross-involvement among the boards of listed companies

Peter Brabeck-Letmathe and Jean-Pierre Meyers are on the Board of Directors of both Nestlé and L'Oréal. Peter Brabeck-Letmathe and Rolf Hänggi are on the Board of Directors of both Nestlé and Roche Holding.

3.4 Elections and terms of office

3.4.1 Principles of election procedure and limits on terms of office

The General Meeting of Shareholders has the competence to elect and remove the members of the Board. In principle, the initial term of office of a Board member is five years. Outgoing Directors are re-eligible. Each year the Board is renewed by rotation in a way that, after a period of five years, all members will have been subject to re-election.

The Board of Directors elects, for a one-year term, the Chairman/CEO, two Vice Chairmen and the members of the Committees.

The term of office of a Board member expires no later than the Ordinary General Meeting following his 72nd birthday.

For the principles of the selection procedure: see point 3.5.2 below (Selection Committee).

3.4.2 Time of first election and remaining term of office

	First election	Remaining term of office[1]
Peter Brabeck-Letmathe Chairman and CEO	05.06.1997	2007
Andreas Koopmann	03.04.2003	2008
Rolf Hänggi	22.04.2004	2008
Edward George (Lord George)	22.04.2004	2007
Kaspar Villiger	22.04.2004	2009
Jean-Pierre Meyers	30.05.1991	2006
Peter Böckli	27.05.1993	2008
Nobuyuki Idei	05.04.2001	2006
André Kudelski	05.04.2001	2006
Daniel Borel	22.04.2004	2009
Carolina Müller-Möhl	22.04.2004	2009
Günter Blobel	14.04.2005	2009

[1] until the Ordinary General Meeting of Shareholders

3.5 Internal organisational structure

3.5.1 Allocation of tasks within the Board of Directors

	Chairman's and Corporate Governance Committee[1]	Remuneration Committee[2]	Audit Committee[3]	Finance Committee[4]
Peter Brabeck-Letmathe Chairman and CEO	• (Chair)			
Andreas Koopmann 1st Vice Chairman	•	•		
Rolf Hänggi 2nd Vice Chairman	•		• (Chair)	• (Chair)
Edward George (Lord George)	•	•		•
Kaspar Villiger	•		•	•
Jean-Pierre Meyers			•	
Peter Böckli		• (Chair)		
Nobuyuki Idei				
André Kudelski			•	
Daniel Borel				
Carolina Müller-Möhl				
Günter Blobel				

3.5.2 Tasks and area of responsibility for each Committee of the Board of Directors [1]

[1] The **Chairman's and Corporate Governance Committee** consists of the Chairman/CEO, the two Vice Chairmen and other members as elected by the Board. It liaises between the Chairman/CEO and the Board of Directors in order to expedite whenever necessary the handling of the Company's business. It is entitled to engage outside counsel. It also acts as the Selection Committee.
The **Selection Committee** establishes the principles for the selection of candidates to the Board, selects candidates for election or re-election to the Board and prepares a proposal for the Board's decision.
The candidates to the Board shall possess the necessary qualifications and experience to discharge their duties. Newly appointed Board members receive an appropriate introduction into the business and affairs of the Company and the Group. If appropriate, the Board arranges for further training of its members.
The **Corporate Governance Committee** periodically reviews principles of Corporate Governance and prepares recommendations for the Board.

[2] The **Remuneration Committee** consists of one Vice Chairman and a minimum of two other members of the Board, excluding the Chairman/CEO. It draws up the principles for remuneration of the members of the Board, including the compensation of the Chairman/CEO, and submits them to the Board for approval. It oversees and discusses the remuneration principles for the Company and the Group. Upon proposal by the Chairman/CEO, the Remuneration Committee reviews and approves the Executive Board members' individual compensation. It also reports on its decisions to the Board, and keeps the Board updated on the overall remuneration policy of the Group. It is entitled to engage outside counsel.

[1] For complete information: please refer to the Board of Directors Regulations and Committee Charters on www.nestle.com

[3] The **Audit Committee** consists of a Vice Chairman, who chairs the Committee, and a minimum of two other members of the Board, excluding the Chairman/CEO. At least one member must be a financial expert. The powers and duties of the Audit Committee are determined in the Audit Committee Charter, which is approved by the Board. In discharging its responsibilities, it has unrestricted access to the Company's management, books and records. It is free to appoint outside counsel.
The Audit Committee supports the Board of Directors in its supervision of financial control through a direct link to KPMG (external auditors) and the Nestlé Audit Group (corporate internal auditors). The Audit Committee's main duties include the following:
- to discuss Nestlé's internal accounting procedures
- to make recommendations to the Board of Directors regarding the nomination of external auditors to be appointed by the shareholders
- to discuss the audit procedures, including the proposed scope and the results of the audit
- to keep itself regularly informed on important findings of the audits and of their progress
- to oversee the quality of the internal and external auditing
- to present the conclusions on the approval of the Financial Statements to the Board of Directors.

The Audit Committee regularly reports to the Board on its findings and proposes appropriate actions. The responsibility for approving the annual Financial Statements remains with the Board of Directors.

[4] The **Finance Committee** consists of one Vice Chairman, who chairs this Committee, and of two members of the Chairman's and Corporate Governance Committee. It reviews the financial asset and liability framework of the Group, and prepares and updates for the Board's approval financial asset and liability risk management guidelines. It is free to appoint outside counsel.

3.5.3 Work methods of the Board of Directors and its Committees

The Board meets as often as necessary, at least quarterly, and on notice by the Chairman/CEO or by the person designated by him. In addition, the Board must be convened as soon as a Board member requests the Chairman/CEO for a meeting.

The following meetings were held in 2005:

– Board of Directors	5 times
– Chairman's and Corporate Governance Committee	8 times
– Audit Committee	3 times
– Remuneration Committee	3 times
– Finance Committee	3 times

The Board reserves one full day per year to discuss strategic questions. Board and Committee meetings also took place during the annual visit to a Nestlé Market, in 2005 to Nestlé in Italy. In 2005, the average duration of the Board meetings held was 3 hours. The average attendance at the Board meetings was over 90%.

3.6 Definition of areas of responsibility

The governing bodies have responsibilities as follows:

3.6.1 Board of Directors

The Board of Directors is the ultimate governing body of the Company. It is responsible for the ultimate supervision of the Group. The Board attends to all matters which are not reserved to the General Meeting of Shareholders or another governance body of the Company by law, the Articles of Association or specific Regulations issued by the Board of Directors.

The Board has the following main duties:

a) the ultimate direction of the Company, in particular the conduct, management and supervision of the business of the Company, and the provision of necessary directions;
b) the determination of the Company's organisation;
c) the determination of accounting and financial control principles, as well as the principles of financial planning;
d) the appointment and removal of the Chairman/CEO and the Vice Chairmen, of the Committee members and members of the Executive Board;
e) the ultimate supervision of the Chairman/CEO and the members of the Executive Board, in particular with respect to their compliance with the law, the Articles of Association, the Board Regulations and instructions given from time to time by the Board;
f) the preparation of the Management Report, the General Meeting of Shareholders and execution of its resolutions;
g) the notification of the court in the event of overindebtedness;
h) the discussion and approval of:
   - the Group's long-term strategy and annual investment budget;
   - major financial operations;
   - any significant policy issue dealing with the Company's or the Group's general structure or with financial, commercial and industrial policy;
   - Corporate Governance principles of the Company;
   - the review of and decision on any report submitted to the Board.

3.6.2 Executive Board

The Board of Directors delegates to the Chairman/CEO, with the authorisation to sub-delegate, the power to manage the Company's and the Group's business, subject to law, the Articles of Association and the Board of Directors' Regulations.

The Chairman/CEO chairs the Executive Board, which comprises all Executive Vice Presidents and Deputy Executive Vice Presidents, and delegates to its members individually the powers necessary for carrying out their responsibilities, within the limits fixed in the Executive Board's Regulations.

3.7 Information and control instruments vis-à-vis the Executive Board

The Board of Directors, on a regular basis, is fully informed on material matters involving the Company's and the Group's business. Additional means to allow appropriate decision making are:

The **external auditors**, KPMG (auditors of Nestlé S.A. and of the Consolidated Financial Statements of the Nestlé Group), who conduct their audit in compliance with Swiss law and in accordance with Swiss Auditing Standards and with International Standards on Auditing.

The **Nestlé Audit Group**, the corporate internal auditors, which has a direct link to the Audit Committee (see point 3.5.3 above). It comprises a unit of international auditors who travel worldwide, completing audit assignments.

Group Risk Services, the corporate risk management unit, providing assistance to all corporate entities with regard to risk management, loss prevention, claims handling and insurance / risk financing.

4. Executive Board

4.1 Members of the Executive Board

a) Name / Year of birth / Nationality / Function

Name	Year of birth	Nationality	Current Function
Peter Brabeck-Letmathe	1944	Austrian	Chairman and CEO
Francisco Castañer	1944	Spanish	EVP: Pharmaceutical & Cosmetic Products, Liaison with L'Oréal, Human Resources, Corporate Affairs
Wolfgang H. Reichenberger	1953	Swiss & Austrian	EVP: Finance, Control, Legal, Tax, Purchasing, Export
Lars Olofsson	1951	Swedish	EVP: Strategic Business Units and Marketing
Werner Bauer	1950	German	EVP: Technical, Production, Environment, Research & Development
Frits van Dijk	1947	Dutch	EVP: Zone Asia, Oceania, Africa, Middle East
Ed Marra	1952	Canadian & American	EVP: Strategic Business Units and Marketing (retired on 31 December 2005)
Paul Bulcke	1954	Belgian	EVP: Zone USA, Canada, Latin America, Caribbean
Carlo M. Donati	1946	Swiss	EVP: Nestlé Waters
Luis Cantarell	1952	Spanish	EVP: Zone Europe
Chris Johnson	1961	American	Deputy EVP: GLOBE, IS/IT, Strategic Supply Chain, eNestlé, Group Information Security
Richard T. Laube	1956	Swiss & American	Deputy EVP: Nestlé Nutrition
as of 01.01.2006			
Paul Polman	1956	Dutch	EVP: Finance, Control, Legal, Tax, Purchasing, Export
David P. Frick	1965	Swiss	SVP: Corporate Governance and Compliance

(EVP: Executive Vice President; SVP: Senior Vice President)
For complete information: please refer to individual CVs on www.nestle.com. An update on members of the Board of Directors and the Executive Board will be published after the Ordinary General Meeting of shareholders on www.nestle.com (Status 01.05.2006).

b) Education

		Joined Nestlé in
Peter Brabeck-Letmathe	Economics	1968
Francisco Castañer	Economics	1964
Wolfgang H. Reichenberger	Economics	1977
Lars Olofsson	Business Administration	1976
Werner Bauer	Chemical Engineering	1990
Frits van Dijk	Economics	1970
Ed Marra	Business Administration	1981
Paul Bulcke	Economics and Business Administration	1979
Carlo M. Donati	Economics	1973
Luis Cantarell	Economics	1976
Chris Johnson	Economics and Business Administration	1983
Richard T. Laube	Organisational Development and Evaluation Research	2005
as of 01.01.2006		
Paul Polman	Economics and Business Administration	2006
David P. Frick	Law	2006

c) Activities previously carried out for Nestlé, its Group companies or other relevant experience

Peter Brabeck-Letmathe

Vice Chairman and Chief Executive Officer, Nestlé S.A., CH (1997–2005)
Executive Vice President, Strategic Business Group II, Nestlé S.A., CH (1992–1997)
Senior Vice President, Culinary Products Division, Nestec S.A., CH (1987–1991)
Chairman and Managing Director, Nestlé Venezuela S.A. (1983–1987)

Francisco Castañer

Managing Director, Nestlé España S.A. (1986–1996)
Deputy Managing Director, Nestlé España S.A. (1984–1986)
General Manager, Alimentos Refrigerados S.A. (Nestlé Group), ES (1982–1984)

Wolfgang H. Reichenberger

Managing Director, Nestlé Japan Ltd. (1999–2001)
Managing Director, Nestlé New Zealand Ltd. (1996–1999)
Senior Vice President, Finance, Nestlé S.A., CH (1993–1996)

Lars Olofsson

Executive Vice President, Zone Europe, Nestlé S.A., CH (2001–2005)
Chairman and Managing Director, Nestlé France S.A. (1997–2001)
Managing Director, Nestlé Norden AB, SE (1995–1996)

Werner Bauer

Region Head, Nestlé Southern & Eastern Africa Region, ZA (2000–2002)
Technical Manager, Nestlé Southern & Eastern Africa Region, ZA (1998–2000)
Head, Nestlé Research & Development, Nestec S.A., CH (1996–1998)

Frits van Dijk

Chairman and CEO, Nestlé Waters Worldwide (2000–2004)
Managing Director, Nestlé Japan Ltd. (1995–1999)
Managing Director, Nestlé Malaysia, Bhd. (1988–1995)

Ed Marra

Managing Director, Nestlé Canada, Inc. (2000–2003)
President, Beverage Division, Nestlé USA, Inc. (1996–2000)
Executive Vice President, Marketing and Sales Frozen Food, Nestlé USA, Inc. (1993–1996; General Manager as of 1996)

Paul Bulcke

Managing Director, Nestlé Deutschland AG (2000–2003)
Managing Director, Nestlé Cesko s.r.o. and Nestlé Slovensko s.r.o. (1998–2000)
Managing Director, Nestlé Portugal S.A. (1996–1998)
Marketing, Sales and Division Functions, Nestlé Peru S.A., Nestlé Ecuador S.A. and Nestlé Chile S.A. (1980–1996)

Carlo M. Donati

Region Head, Nestlé South Asia Region (2000–2004)
Managing Director, Nestlé India Ltd. (1998–1999)
Divisional Manager, Nestlé Italiana S.p.A. (1996–1997)

Luis Cantarell

Deputy Executive Vice President, Nestlé Nutrition, Nestlé S.A., CH (2003–2005)
Senior Vice President, Nutrition Strategic Business Division, Nestec S.A., CH (2001–2002)
Managing Director, Nestlé Portugal S.A. (1998–2001)

Chris Johnson

Managing Director, Nestlé Taiwan Ltd. (1998–2000)
Senior Area Manager, Asia Region, Perrier Vittel S.A. (Nestlé Group), FR (1995–1997)
Business Unit Manager, Refreshment Beverages, Nestlé Japan Ltd. (1993–1995)

Richard T. Laube

Deputy Executive Vice President, Corporate Business Development, Nestlé S.A., CH (2005)
President, Roche Consumer Health, CH (1999–2004)
Member of the Executive Committee, F. Hoffmann-La Roche AG, CH (2001–2004)
Managing Director, Procter & Gamble do Brazil, BR (1996–1998)

as of 01.01.2006

Paul Polman

Career at Procter & Gamble (1979–2005): Group President P&G Europe / Officer of the P&G Company (2001–2005)
President Global Fabric Care P&G (1998–2001)
Vice President / Managing Director P&G UK/Ireland (1995–1998)

David P. Frick

Career at Credit Suisse Group, CH: Group General Counsel / Head of Legal and Compliance (1999–2005), Member of the Group Executive Board (2003–2004)
Attorney, Cravath, Swaine & Moore, USA (1994–1999)

4.2 Other activities and functions

Activities in governing and supervisory bodies of important Swiss and foreign organisations, institutions and foundations under private and public law

Permanent management and *consultancy functions for important* Swiss and foreign interest groups

- Activities in companies in which Nestlé holds a major strategic interest

Peter Brabeck-Letmathe

Please refer to point 3.2 above.

Francisco Castañer

- **Alcon, Inc., CH**
  Board member
- **Galderma Pharma S.A., CH**
  Chairman
- **L'Oréal S.A., FR**
  Board member

Wolfgang H. Reichenberger

- **Nestlé Deutschland AG, DE**
  Member of the Supervisory Board
  Montreux Palace S.A., CH
  Board member
  Swiss-American Chamber of Commerce, CH
  Board member, Treasurer
  Swiss Association of Financial Executives, CH
  Member
  SWX Swiss Exchange, CH
  Admission Board, Member of the Executive Committee
  Venture Incubator AG, CH
  Board member

American-Swiss Foundation, CH
Member of the Swiss Advisory Council

Lars Olofsson

- **Cereal Partners Worldwide**
  Member of the Supervisory Board
- **Life Ventures S.A., CH**
  Board member
- **Nestlé Entreprises S.A.S., FR**
  Chairman
- **Nestlé Suisse S.A., CH**
  Chairman
- **Nutrition-Wellness Venture AG, CH**
  Board member
- **Société des Produits Nestlé S.A., CH**
  Chairman

Association des Industries de Marque (AIM), BE
Chairman
Euro ECR, BE
Board member
Foreign Investment Advisory Council, RU
Member

Werner Bauer

- **Alcon, Inc., CH**
  Board member
- **Cereal Partners Worldwide**
  Member of the Supervisory Board
- **Life Ventures S.A., CH**
  Vice Chairman
- **L'Oréal S.A., FR**
  Board member
- **Nutrition-Wellness Venture AG, CH**
  Vice Chairman
- **Rychiger AG, CH**
  Chairman

Bertelsmann Foundation, DE
Member of the Board of Trustees
Swiss Society of Chemical Industries, CH
Board member

Frits van Dijk

- **Cereal Partners Worldwide**
  Member of the Supervisory Board
- **Quality Coffee Products Ltd., TH**
  Board member
- **Nestlé (China) Ltd., CN**
  Board member
- **Nestlé Pakistan Ltd., PK**
  Board member
- **Nestlé Philippines Inc., PH**
  Board member
- **Nestlé (South Africa) (Pty) Ltd., ZA**
  Board member
- **Osem Investments Ltd., IL**
  Board member
- **P.T. Nestlé Indonesia, ID**
  President Commissioner

Ed Marra

- **Beverage Partners Worldwide S.A., CH**
  Co-Chairman of the Board
- **Nestlé Nespresso S.A., CH**
  Chairman

Paul Bulcke

- **Beverage Partners Worldwide S.A., CH**
  Board member
- **Cereal Partners Worldwide**
  Member of the Supervisory Board
- **Dairy Partners Americas, CH/NZ**
  Co-Chairman of the Supervisory Board
- **Nestlé Brazil Ltda., BR**
  Chairman
- **Nestlé Chile S.A., CL**
  Chairman
  Swiss-Latin American Chamber of Commerce, CH
  Board Member

Carlo M. Donati

- **Manantiales la Asunción, S.A. de C.V., MX**
  Board member
- **Nestlé Waters MT (Management & Technology) S.A.S., FR**
  Chairman
- **Nestlé Waters S.A.S., FR**
  Chairman

Luis Cantarell

- **Sofinol S.A., CH**
  Chairman

Chris Johnson

Global Commerce Initiative (GCI), BE
Member of the Executive Board
GS1 (formerly EAN International), BE
Member of the Management Board

Richard T. Laube

- **Laboratoires innéov SNC, FR**
  Co-Chairman
- **Life Ventures S.A., CH**
  Chairman
- **Nutrition-Wellness Venture AG, CH**
  Chairman

as of 01.01.2006
Paul Polman

Arbora, ES
Board member, Co-Chairman of the Executive Committee
Fater, IT
Board member, Co-Chairman of the Executive Committee

Association des Industries de Marque (AIM), BE
Vice President
Euro ECR, BE
Board member
Swiss-American Chamber of Commerce, CH
Former Chairman, Treasurer designate
World Business Council for Sustainable Development, CH
Board member

David P. Frick

International Chamber of Commerce (ICC), FR
Committee on Extraterritoriality of Laws

4.3 Management contracts

Key elements of management contracts between the issuer and companies (or natural persons) not belonging to the group.

There are no such management contracts at Nestlé.

5. Compensations, shareholdings and loans[1]

5.1 Content and method of determining the compensations and of the shareholding programmes

The Remuneration Committee recommends to the Board of Directors, for approval, the compensation policy and the fees paid to the members of the Board of Directors, including the compensation of the Chairman/CEO. Upon proposal by the Chairman/CEO, the Remuneration Committee reviews and approves the Executive Board members' individual compensation, including short-term and long-term incentive components, in light of their individual assessments, targets and achievements relevant to compensation.

The principles and elements of compensations for and shareholdings of acting and former members of the Nestlé Board of Directors and Executive Board were the following:

Members of the Board of Directors

Members of the Board of Directors received an annual remuneration of CHF 262 500 each, members of the Chairman's and Corporate Governance Committee received an additional CHF 200 000 each. Members of the Audit Committee received an additional CHF 25 000 each. Members of the Board of Directors also received an annual expense allowance of CHF 15 000 each. The Chairman/CEO was entitled to a salary, a bonus, share options and restricted stock units.

Half of the remuneration of the members of the Board of Directors and the total additional remuneration of the members of the Chairman's and Corporate Governance Committee were paid through the granting of Nestlé S.A. shares at the ex-dividend closing price at the day of payment of the dividend. These shares are subject to a 2-year blocking period.

Members of the Executive Board

The total annual remuneration of the members of the Executive Board comprises a salary, sundry allowances, a bonus (based on the individual's performance and the achievement of the Group's objectives), share options and restricted stock units.

Members of the Executive Board can choose to receive part or all of their bonus in Nestlé S.A. shares at the average price of the last 10 trading days of January of the year of allocation. These shares are subject to a 3-year blocking period.

5.2 Compensations for acting members of governing bodies

5.2.1 The total of all compensations (excluding stock and option grants) conferred by Nestlé S.A. or one of its Group companies during the year under review and that directly or indirectly benefited members of the Board of Directors and/or the Executive Board:

5.2.2 The amount was:
- For the executive member of the Board of Directors and members of the Executive Board: CHF 18 968 535.
- For non-executive members of the Board of Directors: CHF 2 403 077.

5.2.3 No severance payment was made to any person giving up their function in a governing body during 2005.

5.3 Compensations for former members of governing bodies

CHF 101 000 was conferred during 2005 on a former member of the Executive Board who gave up his function during the year preceding the year under review.

[1] See Note 22 of the Consolidated Financial Statements of the Nestlé Group 2005 for further details

5.4 Share allotment in the year under review and restricted stock unit grant in the year under review

The number of Nestlé S.A. shares allotted to the following parties during 2005 was:

- To the executive member of the Board of Directors and members of the Executive Board: 19 957 shares, nominal value CHF 1 each.
- To non-executive members of the Board of Directors: 7 044 shares, nominal value CHF 1 each.

The number of Nestlé S.A. restricted stock units granted to the following parties during 2005 was:

- To the executive member of the Board of Directors and members of the Executive Board: 36 450 units.

Each restricted stock unit gives the right to one Nestlé S.A. share, at the end of the restricted period of three years (or earlier in case of early vesting).
During 2005, 2 150 units vested early and were settled through the delivery of Nestlé S.A. shares.

5.5 Share ownership

The number of Nestlé S.A. shares held by the following parties on 31 December 2005 is as follows:

- By the executive member of the Board of Directors, members of the Executive Board and parties closely linked to such persons: 73 762 shares.
- By non-executive members of the Board of Directors and parties closely linked to such persons: 306 660 shares.

5.6 Options

Overview of the options on Nestlé S.A. shares held by the following parties on 31 December 2005:

Executive member of the Board of Directors, members of the Executive Board and parties closely linked to such persons

Grant date (options)[1]	Duration	Exercise price	Number of options outstanding
01.02.2005	7 years	CHF 309.20	63 000
01.02.2004	7 years	CHF 329.10	194 500
01.02.2003	7 years	CHF 278.55	105 600
01.03.2002	7 years	CHF 367.35	94 750
01.03.2001	7 years	CHF 343.20	71 559
01.01.2000	7 years	CHF 281.90	33 300

Non-executive members of the Board of Directors and parties closely linked to such persons

- none

5.7 Additional fees and remunerations

There are no additional fees or remunerations billed to Nestlé S.A. or one of its Group companies by members of the governing body or parties closely linked to such persons as defined by the SWX Directive.

[1] The subscription ratio is one option for one share in all cases

5.8 Loans to members of governing bodies

5.8.1 The total outstanding amount and conditions of the guarantees, loans, advances or credits granted to members of the Board of Directors or the Executive Board by Nestlé or one of Nestlé's Group companies, on 31 December 2005.

5.8.2 The total amount conferred is:

- Executive member of the Board of Directors and members of the Executive Board[1]: CHF 168 979.
- Non-executive members of the Board of Directors: None.

Closely linked parties did not receive any loans.

Loans are generally reimbursed over a 3-year period and are interest-free.

5.9 Highest total compensation

For the member of the Board of Directors upon whom the highest total compensation was conferred during 2005, i.e. the Chairman/CEO, the elements are:

Element	Number	Value (in CHF)	Valuation method
Compensation (in cash)		3 320 794	
Share allotment	17 136	5 423 867	Fiscal value at grant
Option allotment	29 000	604 940	Fiscal value at grant
Restricted Stock Unit grant	13 500	4 407 750	Market value at grant
Total		**13 757 351**	

6. Shareholders' participation

6.1 Voting-rights and representation restrictions

6.1.1 All voting-rights restrictions, along with an indication of statutory group clauses and rules on granting exceptions, particularly in the case of institutional voting-rights representatives

Only persons who have been duly entered in the Share Register are recognised by the Company as shareholders and can exercise the rights conferred by the shares (art. 6, par. 4 of the Articles of Association, Appendix 1). Shareholders with the right to vote may exercise all the rights conferred by the shares. The exercise of any right conferred by the shares implies adherence to the Articles of Association. Shareholders without the right to vote may neither exercise the right to vote nor the other rights relating thereto.

Each shareholder with the right to vote may have their shares represented at General Meetings by another shareholder entered as a shareholder with the right to vote (art. 14, par. 2 of the Articles of Association, Appendix 1). Nestlé S.A. also offers the possibility to its shareholders to be represented by the Company or by an independent representative.

No shareholder nor shareholders acting in concert may, for the aggregate of the shares held or represented by them, vote in respect of more than 3% of the share capital (art. 14, par. 3 of the Articles of Association).

In order to permit the exercise of voting rights in respect of shares deposited with banks, the Board of Directors has granted exceptions to certain banks to vote shares deposited by their clients, which in aggregate are in excess of 3% of the share capital.

Further details regarding exceptions to voting restrictions are described under article 14, par. 4 and 5 of the Articles of Association (Appendix 1).

[1] 4 beneficiaries

6.1.2 Reasons for granting exceptions in the year under review

In order to facilitate trading of the shares on the stock exchanges, the Board of Directors has issued regulations authorising certain nominees to exceed the 3% limit to be registered as a shareholder with the right to vote. The responsibility for disclosure of beneficial owners resides with the nominees registered in the share register.

6.1.3 Procedure and conditions for abolishing statutory voting-rights restrictions

Shareholders representing at least two thirds of the share capital must be present at a General Meeting in order to amend the provisions of the Articles of Association relating to the registration of voting rights and the limit on voting rights at General Meetings. Such a resolution requires a majority of three quarters of the shares represented at the General Meeting (art. 17 of the Articles of Association). See also article 14, par. 5 of the Articles of Association (Appendix 1).

6.1.4 Statutory rules on participating in the General Meeting of shareholders if they differ from applicable legal provisions

Shareholders with the right to vote may have their shares represented by another shareholder with voting rights (art. 14, par. 2 of the Articles of Association, Appendix 1). Nestlé S.A. also offers the possibility to its shareholders to be represented by the Company or by an independent representative.

6.2 Statutory quorums

Please refer to articles 16 and 17, par. 1 of the Articles of Association (Appendix 1).

6.3 Convocation of the General Meeting of shareholders

Nestlé S.A. statutory rules (art. 11 and 12 of the Articles of Association, Appendix 1) do not differ from applicable legal provisions.

6.4 Agenda

Please refer to article 20 of the Articles of Association (Appendix 1).

6.5 Registrations in the Share Register

The registrations appearing in the Share Register twenty days prior to the date of the General Meeting shall determine the right to participate in, and the right to represent shareholders at General Meetings (art. 6, par. 7 of the Articles of Association, Appendix 1).

7. Changes of control and defence measures

7.1 Duty to make an offer

Nestlé S.A. does not have a provision on opting out or opting up in the Articles of Association.
Thus, the provisions regarding the legally prescribed threshold of 33⅓% of the voting rights for making a public takeover offer set out in article 32 of the Stock Exchange Act are applicable.

7.2 Clauses on changes of control

There are no such agreements.

8. Auditors

8.1 Duration of the mandate and term of office of the lead auditor

On 22 May 1993, Klynveld Peat Marwick Goerdeler SA (referred to as KPMG in this report), was first appointed as auditor of Nestlé S.A. On 14 April 2005 at the 138th General Meeting of Shareholders of Nestlé S.A., KPMG was reappointed as auditor of Nestlé S.A. and of the Consolidated Financial Statements of the Nestlé Group for a term of office of three years.

The audit report is signed jointly by two KPMG partners on behalf of KPMG. The first year that Mr. S. Cormack, in his capacity as auditor in charge, signed the Nestlé S.A. and the Consolidated Financial Statements of the Nestlé Group was for the year ending 31 December 1998. Mr. S. Cormack was also a signatory to the 1997 accounts, together with Mr. W. Tannett and B. Mathers.

8.2 Auditing fees

The total of the auditing fees paid to the auditors for 2005 amounts to CHF 45 million, of which KPMG, in their capacity as Group auditors, received CHF 40 million.

8.3 Additional fees

The total of the fees paid to the auditors for 2005 related to additional services amounts to CHF 9 million, of which KPMG received CHF 4 million.

The Nestlé Group and KPMG have agreed on clear guidelines as to professional services which it is appropriate for KPMG to provide. These services include due diligence on mergers, acquisitions and disposals and tax and business risk assurance. These guidelines ensure KPMG's independence in their capacity as auditors to the Nestlé Group.

8.4 Supervisory and control instruments pertaining to the audit

Please refer to points 3.5.2, 3.5.3 and 3.6 below.

9. Information policy

Investor Relations – Guiding principles

Nestlé is committed to managing an open and consistent communication policy with shareholders, potential investors and other interested parties. The objective is to ensure that the perception of those parties about the historical record, current performance and future prospects of Nestlé is in line with management's understanding of the actual situation at Nestlé.

The guiding principles of this policy, as it relates to shareholders, are that Nestlé gives equal treatment to shareholders in equal situations, that any price-sensitive information is published in a timely fashion and that the information is provided in a format that is as full, simple, transparent and consistent as possible.

Methodology

Nestlé's communication strategy makes use of traditional and modern communication tools.

Printed material

Nestlé produces a highly detailed Management Report annually, which reviews the business both geographically and by product group, and provides detailed audited financial statements for the year under review, according to the International Financial Reporting Standards (IFRS). The document also reviews Nestlé's latest initiatives resulting from its commitment to the highest levels of corporate citizenship wherever it is present around the world. This document is complemented by the Half-yearly Report.

Nestlé publishes its full-year and half-year results, and its first quarter and nine-months' sales figures. Press releases are issued quarterly. Nestlé also publishes press releases at the time of any other potentially price-sensitive information, such as significant acquisitions and divestments, joint venture agreements and alliances.

Major announcements, such as results or corporate activity, are accompanied by a presentation which is broadcast "live" on the Internet and which anyone can choose to access, whether or not that person is a shareholder.

Personal communication

Nestlé runs a programme of investor meetings. This includes the Ordinary General Meeting, as well as presentations at the time of its full and half-year results. The Group also has a programme of roadshows which takes place in most financial centres around the world and includes attendance at events organised by the financial community. Investors and potential investors, as well as financial analysts, are also welcomed on an almost daily basis, outside our quiet periods, at the Head office in Vevey, where they will meet either with line management or the investor relations professionals. Periodically Nestlé may host themed events for institutional investors and investment analysts at which members of line management give an overview of their particular areas of responsibility. These roadshows, financial community presentations and meetings at Vevey focus either on recently announced financial results or corporate activity or on the longer-term strategy of the Group: they are not an occasion for the disclosure of new information which might encourage an investment decision. Presentations made at these events are published on the Group's web site.

The World Wide Web

Nestlé also utilises the World Wide Web (www.nestle.com and www.ir.nestle.com) to ensure a rapid and equitable distribution of information. Thus, press releases and presentations are available on the web site as soon as they are published and remain on the site as a library of background information on the Group. The Management Report including Financial Statements is also posted on the web site as soon as possible after its publication. Nestlé does not just rely on people visiting the site to be updated on the latest developments within the Group: anyone can sign up on the site to be alerted automatically by Nestlé whenever there is a change to the investor relations web site; also press releases are distributed to major wire and news services.

The web site also provides answers to questions that investors frequently ask and enables those who do not have access elsewhere to monitor the Nestlé S.A. share price, as well as the performance of their investment in Nestlé. There are also links to non-financial information that may be of interest to investors, including areas such as the environment, sustainability, the Nestlé Corporate Business Principles and the Nestlé Human Resources Policy.

Individuals have access through the web site directly to named individuals at the Investor Relations Department, either by telephone, fax, email or letter.

Contact

The Investor Relations Department at Nestlé can be contacted via www.ir.nestle.com or as follows:
Investor Relations
Nestlé S.A., Avenue Nestlé 55
CH-1800 Vevey
Telephone + 41 (0)21 924 35 09
Fax + 41 (0)21 924 28 13
e-mail ir@nestle.com

General Organisation of Nestlé S.A.
1 January 2006


Member of the Executive Board
Board of Directors of Nestlé S.A.
Chairman & Chief Executive Officer
P. Brabeck-Letmathe
General Secretariat
B. Daniel
Corporate Governance and Compliance
D. P. Frick
GLOBE, IS/IT, SSC, eNestlé, GIS
Ch. Johnson
Nestlé Nutrition
R. T. Laube
Pharma/Cosmetics
F. Castañer
Finance and Control
P. Polman
Technical, Production, Environment, R&D
W. Bauer
Strategic Business Units and Marketing
L. Olofsson
Human Resources/ Corporate Affairs
F. Castañer
Zone EUR: Europe
L. Cantarell
Zone AMS: Americas
P. Bulcke
Zone AOA: Asia, Oceania, Africa
F. van Dijk
Nestlé Waters
C. M. Donati

Articles of Association of Nestlé S.A.

*Translation**

I. Name, Object, Duration Registered Offices

Article 1 Corporate name

The Company is a company limited by shares incorporated and organised in accordance with the Code of Obligations of the Swiss Confederation.

Its name is:

Nestlé S.A.

Nestlé AG

Nestlé Ltd.

Article 2 Object

1 The object of the Company is to participate in industrial, commercial and financial enterprises in Switzerland and abroad, particularly in the food and related industries.

2 The Company may itself establish such undertakings or participate in, finance and promote the development of undertakings already in existence.

3 The Company may enter into any transaction which, in the opinion of its Board of Directors, is conducive to its object or suitable for the investment of its available funds.

Article 3 Duration

The duration of the Company is unlimited.

Article 4 Registered offices

The registered offices of the Company are situated in Cham and Vevey, Switzerland.

II. Share Capital

Article 5 Share capital

The share capital is CHF 403 520 000 (CHF four hundred and three million five hundred and twenty thousand) divided into 403 520 000 fully paid up registered shares having a nominal value of CHF 1 each.

** This is an unofficial translation. In case of doubt or differences of interpretation the official French and German versions of the Articles of Association shall prevail over the English text.*

Article 5bis Conditional share capital

1 By the exercise of conversion or option rights, the share capital of the Company may be increased by a maximum of CHF 10 000 000 (CHF ten million), by the issue of a maximum of 10 000 000 registered shares having a nominal value of CHF 1 each.

2 Holders of convertible debentures resulting from future convertible loans or of option rights resulting from future issues of bonds with warrants attached shall be entitled to acquire the new shares.

3 The preferential subscription right of the shareholders is withdrawn for these new shares.

4 The new shares shall be subject, as soon as they are issued by the exercise of conversion or option rights, to the restrictions set forth in Article 6.

5 The right of the shareholders to subscribe in priority the convertible debentures or bonds with warrants attached when they are issued may be limited or withdrawn by the Board of Directors, if:

a) an issue by firm underwriting by a consortium of banks with subsequent sale to the public seems to be the most appropriate form of issue at the time, particularly in terms of the conditions for issue;

or

b) the convertible debentures or bonds with warrants attached must be issued in connection with the acquisition of businesses or parts of businesses or with participations.

6 Any convertible debentures or bonds with warrants attached which the Board of Directors decides not to offer for prior subscription to the shareholders shall be subject to the following conditions:

a) Conversion rights may be exercised only during a maximum of 15 years, and option rights only during 7 years from the date of issue of the relevant loan.

b) The new shares shall be issued according to the applicable conversion or option conditions. The convertible debentures or bonds with warrants attached must be issued pursuant to the usual market conditions (including the usual market conditions with regard to protection against dilution). The conversion or option price must be not less than the average of the closing price of the shares paid on the SWX Swiss Exchange during the 5 days preceding the determination of the final issue conditions for the relevant debentures or bonds with warrants attached.

Article 6 Shares; Share register; exercise of rights; restrictions under the Articles of Association

1 The Company shall issue registered shares or certificates covering several registered shares, which are issued in the name of the owner.

2 The share certificates shall be signed by two members of the Board of Directors. Both signatures may be affixed in facsimile.

3 The Company shall maintain a Share Register showing the name and address of the holders or usufructuaries. Any change of address must be reported to the Company.

4 The Share Register will contain two headings: "Shareholders without the right to vote" and "Shareholders with the right to vote". Only persons who have been duly entered under one of those two headings will be recognised by the Company as shareholders or usufructuaries. Only such persons will be authorised as against the Company to exercise the rights conferred by their shares, subject to the restrictions set forth in Article 6, par. 6, and Article 14 of the Articles of Association. Shareholders without the right to vote may neither exercise the right to vote conferred by the shares nor the other rights relating thereto. Shareholders with the right to vote may exercise all the rights conferred by the shares. The exercise of any right conferred by the shares implies adherence to the Articles of Association of the Company.

5 After the acquisition of shares, upon request of the shareholder to be recognised as such, any acquiring party shall be considered as a shareholder without the right to vote, until it is recognised by the Company as a shareholder with the right to vote. If the Company does not refuse the request to recognise the acquiring party within twenty days, the latter shall be deemed to be a shareholder with the right to vote.

6 Subject to Article 14, the following provisions shall be applicable:

a) No natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital, subject to Article 685d, par. 3 of the Swiss Code of Obligations. Legal entities that are linked to one another through capital, voting rights, management or in any other manner, as well as all natural persons or legal entities achieving an understanding or forming a syndicate or otherwise acting in concert to circumvent this limit, shall be counted as one person.

b) The 3% limit set out above also applies to shares acquired or subscribed by the exercise of subscription, option or conversion rights attached to shares or other securities issued by the Company or by third parties.

c) The foregoing limit does not apply in the case of subscriptions of reserve shares issued by the Company or an acquisition through exchange of shares.

d) Subject to the provisions of letter e) below, the Board of Directors may refuse to enter the shares in the Share Register if, when requested to do so by the Board, the acquiring party has not specifically declared that the shares have been acquired in its own name and for its own account.

e) In order to facilitate the trading of the shares on the stock exchange, the Board of Directors may, by means of regulations or within the framework of agreements with stock exchange or financial institutions, allow fiduciary registrations and also depart from the 3% limit set out above.

f) After hearing the interested party, the Board of Directors may cancel, with retroactive effect, the registration of shareholders holding shares in contravention of the preceding rules.

7 The registrations appearing in the Share Register twenty days prior to the date of the General Meeting of shareholders shall determine the right to participate in and the right to represent shareholders at the General Meetings (art. 14).

Article 7 Dematerialised shares

1 The Company may cease printing and supplying certificates. A shareholder shall however have the right to demand at any time that a certificate for his shares be printed and supplied at no cost.

2 Shares not represented by a certificate, and the rights attached to such shares but not represented by a certificate, may only be transferred by deed. In order to be valid, the deed must be notified to the Company.

3 Shares or the rights attached thereto not represented by a certificate, which a bank has been instructed by the shareholder to administer, may only be transferred through that bank and pledged in favour of such bank.

Article 8 Notices

Without prejudice to the special notice required under Article 696, par. 2, of the Swiss Code of Obligations, all notices required by law and all notifications to be made by the Company shall be considered duly made if published in the "Feuille Officielle Suisse du Commerce" in Berne.

III. Organisation of the Company

A. General Meeting

Article 9 Powers of the General Meeting

1 The General Meeting of shareholders is the supreme authority of the Company.

2 Its decisions, if in accordance with the law and these Articles of Association, shall be binding on all shareholders.

Article 10 Ordinary General Meeting

The Ordinary General Meeting of shareholders shall be held each year within six months of the close of the financial year of the Company.

Article 11 Convening General Meetings

1 General Meetings shall be convened by the Board of Directors or, if necessary, by the Auditors, as well as in the other cases foreseen by law.

2 The Board of Directors shall, if so requested by a General Meeting or at the request in writing, specifying the items and proposals to appear on the agenda, of one or more shareholders with the right to vote representing in aggregate not less than one tenth of the share capital, convene an Extraordinary General Meeting. The Extraordinary General Meeting shall be held within forty days of such request.

Article 12 Notice of General Meetings

1 Ordinary or Extraordinary General Meetings shall be convened by notice appearing in the gazette referred to in Article 8 not less than twenty days before the date fixed for the Meeting.

2 The notice of a meeting shall state the items on the agenda and the proposals of the Board of Directors and of the shareholders who demanded that a General Meeting of shareholders be convened (art. 11) or that items be included in the agenda (art. 20).

Article 13 Presiding officer; Minutes

1 The Chairman or any member of the Board of Directors shall preside at General Meetings.

2 Minutes of General Meetings shall be kept by the Secretary of the Board of Directors.

Article 14 Voting rights; Proxies

1 Each share confers the right to one vote. The right to vote is subject to the conditions of Article 6.

2 Each shareholder entered in the Share Register as a shareholder with the right to vote may have its shares represented at General Meetings by another shareholder entered as a shareholder with the right to vote.

3 At General Meetings no shareholder may, for the aggregate of the shares held or represented by him, exercise his voting right in excess of 3% of the total share capital. Legal entities that are linked to one another through shareholding, voting rights, management or in any other manner, as well as natural persons or legal entities acting in concert with a view to circumventing such a limit, shall be counted as one shareholder.

4 The foregoing limit does not apply to shares received and held by a shareholder pursuant to an acquisition as referred to in Article 6, par. 6, lit. c).

5 In order to permit the exercise of voting rights in respect of shares deposited with banks, the Board of Directors may by means of regulations or agreements with banks depart from the limit foreseen in this Article. It may also depart from such a limit within the framework of the regulations or agreements referred to in Article 6, par. 6, lit. e). In addition, this limit shall not apply to the exercise of voting rights pursuant to Article 689c CO regarding representation by a member of the corporate bodies and by an independent person.

Article 15 Quorum and decisions; 1. In general

1 General Meetings shall be duly constituted irrespective of the number of shareholders present or of shares represented, except as otherwise provided in the Articles of Association.

2 Subject to the provisions of Articles 16 and 17 below, General Meeting resolutions and elections shall be decided on a straight majority of the shares represented. In case of a tie, elections shall be decided by lot; on other matters the Chairman of the meeting shall have a casting vote.

3 This Article is subject to any contrary and mandatory provisions of the law.

Article 16 2. Special Quorum

1 Shareholders representing at least one half of the share capital shall have to be present in order to:

- change the corporate name,
- broaden or restrict the scope of the Company's business,
- transfer the registered offices,
- merge with another company,
- issue preference shares,
- cancel or modify the preferential rights attached to such shares,
- issue or cancel profit sharing certificates.

2 Whenever at a first General Meeting less than half of all the shares are represented, a second General

Meeting may be held immediately following the first at which, irrespective of the number of shares represented, decisions may validly be taken by a straight majority of the votes cast.

Article 17 3. Special Quorum and qualified Majority

1 Shareholders representing at least two thirds of the total share capital shall have to be present in order to amend the provisions of the Articles of Association relating to the registration of the voting right (Art. 6, par. 6), the limit on voting rights at General Meetings (Art. 14, par. 3, 4 and 5), the number of Directors (Art. 22) and the term of office (Art. 23), as well as to transfer the registered offices abroad, wind up the Company and remove more than one third of the Directors.

2 Such decisions require a majority of three quarters of the shares represented at the General Meeting.

Article 18 Voting and elections

Without prejudice to the principle set forth in the first paragraph of Article 14, votes shall be taken on a show of hands unless a secret ballot be ordered by the Chairman of the meeting or requested by the majority of the shareholders present.

Article 19 Items not on the agenda

No resolution shall be passed at a General Meeting on matters which do not appear on the agenda except for:

- a resolution convening an Extraordinary General Meeting; or
- the setting up of a special audit.

It shall not be necessary to include in the notice convening a General Meeting items on which no vote will be taken.

Article 20 Rights of shareholders to complete agenda

One or more shareholders whose combined holdings represent an aggregate nominal value of at least 1 million francs may demand that an item be included in the agenda of a General Meeting; such a demand must be made in writing to the Board of Directors at the latest 45 days before the meeting and shall specify the proposals made.

Article 21 Specific powers of the General Meeting

The following powers shall be vested exclusively in the General Meeting:

a) to approve the annual report and the annual financial statements of the Company;
b) to approve the consolidated financial statements of the Group;
c) to grant the release to the Board of Directors and to the management;
d) to decide on the appropriation of profits resulting from the balance sheet of the Company and in particular to determine the amount of the dividend;
e) to elect and remove the members of the Board of Directors, the Auditors of the annual financial statements of the Company and the Auditors of the consolidated financial statements of the Group;
f) to adopt and amend the Articles of Association;
g) to take all decisions which by law or under the Articles of Association are within the jurisdiction of the General Meeting.

B. Board of Directors

Article 22 Number of Directors

The Board of Directors shall consist of at least seven but not more than nineteen members who must be shareholders.

Article 23 Term of office

1 The members of the Board of Directors shall be elected for five years. Each year the Board shall be renewed by rotation, to the extent possible in equal numbers and in such manner that, after a period of five years, all members will have been subject to re-election.

2 In the event of an increase or a decrease in the number of Directors, the Board of Directors shall establish a new order of rotation. It follows that the term of office of some members may be less than five years.

3 If, before the expiry of their term of office, Directors should for any cause whatsoever be replaced, the term of office of the newly elected Directors shall expire at the end of the normal term of office of their predecessors.

4 Retiring Directors may be re-elected immediately.

5 A year shall mean the period running between one Ordinary General Meeting and the next.

Article 24 Organisation of the Board; Remuneration

1 The Board of Directors shall elect its Chairman and one or two Vice Chairmen. It shall appoint a Secretary and his substitute, neither of whom need be members of the Board of Directors.

2 The Board of Directors shall define in the By-laws pursuant to Art. 28, par. 2 its organisation and the assignment of responsibilities.

3 The members of the Board of Directors are entitled to a directors' fee for their activities, the amount of which is fixed by the Board of Directors.

Article 25 Convening meetings; Resolutions

1 The Board of Directors shall meet when convened by the Chairman.

2 The Chairman or any member of the Board designated by the Chairman shall immediately convene a meeting of the Board at the written and substantiated request of any member of the Board of Directors.

3 Resolutions and elections shall be decided on a straight majority of the members present at the meeting; in case of a tie the Chairman shall have a casting vote.

4 Unless a member requests discussion, resolutions of the Board may be properly taken in the form of a motion approved in writing (by letter, facsimile or otherwise) by a majority of the members of the Board.

Article 26 Powers of the Board in general

The Board of Directors shall conduct all the business of the Company to the extent that it is not within the jurisdiction of the General Meeting or not delegated pursuant to the By-laws as set forth in art. 28, par. 2.

Article 27 Specific powers of the Board

The Board of Directors has the following non-transferable and inalienable duties:

a) the ultimate direction of the business of the Company, in particular the conduct, management and supervision of the business of the Company, and the provision of necessary directions;
b) the determination of the organisation in the By-laws pursuant to art. 28, par. 2;
c) the determination of accounting and financial control principles;
d) the appointment and removal of the persons entrusted with the management and the granting of signatory powers to persons representing the Company;
e) the ultimate supervision of the persons entrusted with the management of the Company, ensuring in particular their compliance with the law, the Articles of Association, regulations and instructions given;
f) the preparation of the Management Report in accordance with the provisions of the law;
g) the preparation of General Meetings and the carrying out of its resolutions;
h) the determination of the manner in which the dividend shall be paid;
i) the opening and closing of branch offices;
j) the notification of the court in case of overindebtedness.

Article 28 Delegation of powers

1 The Board of Directors may appoint from amongst its members a Committee entrusted with the preparation and execution of its decisions or the supervision of specific parts of the business. The Board of Directors shall ensure that it is kept properly informed.

2 The Board of Directors may in accordance with the By-laws delegate all or part of the management to one or more of its members, to the Committee, or to third parties.

Article 29 Management; Power to sign on behalf of the Company

The Board of Directors may authorise Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Vice Presidents, "Fondés de pouvoirs", "Mandataires commerciaux" and other officers to sign on behalf of the Company. Authority may be granted to sign individually or jointly.

C. Auditors

Article 30 Number of Auditors; Term of office

The General Meeting shall appoint, for a term of three years, one or more Auditors of the annual financial statements of the Company and one or more Auditors of the consolidated financial statements of the Group, which shall be independent from the Company and meet the special professional standards required by law.

Article 31 Rights and duties of Auditors

The Auditors shall verify the annual financial statements of the Company, as well as the consolidated financial statements of the Group, and shall submit their reports to the General Meeting. Their rights and duties shall be as laid down by the Swiss Code of Obligations.

IV. Business Report and Appropriation of profit resulting from the balance sheet

Article 32 Financial year

The financial year shall commence on the first day of January and shall end on the thirty-first day of December.

Article 33 Management report

For every financial year the Board of Directors shall prepare a management report consisting of annual financial statements of the Company, of the annual report and consolidated financial statements of the Group.

Article 34 Appropriation of profit resulting from the balance sheet of the Company

Subject to any mandatory provisions of the law, the General Meeting shall be free to determine the appropriation of the profit resulting from the balance sheet of the Company.

V. Reserve

Article 35 Use of the general reserve

The General Meeting shall determine how the general *reserve shall be used.*

Nestlé Corporate Governance Principles

September, 2000

Since its foundation in 1866, Nestlé has:
- built consumers' trust through the quality of its products;
- respected the social, political and cultural traditions of all countries in which it operates;
- taken a long-term approach to strategic decision-making, which recognises the interests of its shareholders, consumers, employees, business partners and industrial suppliers as well as those of all the national economies in which it operates.

Nestlé's commitment to sound Corporate Governance goes back to its very early days. Nestlé published for the first time, in September 2000, its Corporate Governance Principles. Today, these are incorporated in the Management Report.
These reflect and highlight our ongoing commitment to ensure the highest level of responsible corporate conduct in all of our Company's activities.

Rainer E. Gut
Chairman of the Board

Peter Brabeck-Letmathe
Vice Chairman
of the Board and
Chief Executive Officer

Preamble
Legislations and International Recommendations
Nestlé:
- complies with the laws and regulations applicable in the countries in which it operates;
- ensures that the highest standards of conduct are met throughout the organisation by complying in a responsible way with the Nestlé Corporate Business Principles, which guide Company activities and relationships worldwide in each sector of business interest;
- is aware that increasing globalisation is leading to the development of more international recommendations. Although, as a general rule, these recommendations are addressed to governments, they inevitably have an impact on business practices. Nestlé takes such recommendations into account in its policies;
- generally endorses commitments and recommendations for voluntary self-regulation issued by competent sectoral organisations, provided they have been developed in full consultation with the parties concerned; these include the ICC Business Charter for Sustainable Development (1991), the OECD Guidelines for Multinational Enterprises (1976), and the OECD Principles of Corporate Governance (1999).

The Principles
They cover four areas:
I. The rights and responsibilities of shareholders
II. The equitable treatment of shareholders
III. The duties and responsibilities of the Board of Directors
IV. Disclosure and transparency

These are based on Swiss legislation and SWX Swiss Exchange regulations, since Nestlé S.A. has its registered offices in Switzerland (Cham and Vevey), as well as on Nestlé S.A.'s Articles of Association.

I. The rights and responsibilities of shareholders
The shareholders' rights are protected by law, by the Articles of Association, and by the Corporate Governance Principles, which are also intended to ensure the sustainable development of Nestlé S.A.

Nestlé S.A.'s basic shareholders' rights and responsibilities include the right to:
- secure methods of ownership registration;
- obtain relevant information on Nestlé S.A. on a regular and timely basis;
- participate in, and vote at, General Meetings of the shareholders in person or in absentia (by proxy), subject to the Nestlé S.A.'s Articles of Association;
- approve the Management Report and the annual Financial Statements of Nestlé S.A.;
- approve the Consolidated Financial Statements of the Group;
- grant the release to the Board of Directors (hereafter referred to as the "Board") and to the Management;
- decide on the appropriation of profits resulting from the balance sheet of Nestlé S.A., in particular determine the amount of the dividend;
- elect and remove the members of the Board, and the Auditors of the annual financial statements and of the consolidated financial statements;
- adopt and amend the Articles of Association;
- take all decisions, which by law or under its Articles of Association, are within the jurisdiction of the General Meeting;
- participate in decisions in extraordinary meetings;
- be informed sufficiently ahead of time of the date, location and agenda of General Meetings;
- place items on the agenda and ask questions at General Meetings in accordance with the Articles of Association, and – for the questions – subject to reasonable limitations inasmuch as the topics are related to business activities.

Any Nestlé S.A. shareholder has the right to request effective redress of violation of his/her rights in accordance with Swiss law.

II. The equitable treatment of shareholders
Vote
Nestlé S.A. applies the principle "one share – one vote". As far as the voting rights are concerned, they are limited to 3% (own shares have no voting rights). Any Nestlé S.A. shareholder can obtain information about voting rights. Changes in voting rights are submitted to the shareholders' vote.

Processes and Procedures
Processes and procedures for the General Meeting of Shareholders allow for equitable treatment of all shareholders.

Nestlé S.A.'s procedures are designed to facilitate the shareholders to cast votes.

Dealings
Insider trading is prohibited and specific "close periods" have been defined for people concerned.

III. The duties and responsibilities of the Board
The Board ensures the strategic guidance of Nestlé S.A. and the effective monitoring of its management. The Board is accountable to the shareholders.

In order to fulfil their duties and their responsibilities, Board members receive and can request accurate, relevant and timely information.

Board members act on a fully informed basis, in good faith, with due diligence and care, and in the best interest of Nestlé S.A.

Board members provide equal treatment to shareholders in similar situations.

The Board has the following
non-transferable and inalienable duties to:
a) provide the ultimate governance of Nestlé S.A. and issue the necessary instructions;
b) determine the organisation;
c) discuss and approve the strategy;
d) organise accounting and financial control as well as financial planning;
e) provide the ultimate supervision of the persons entrusted with the management, and grant signatory powers to persons representing the Company;
f) ultimately supervise the persons entrusted with the management of the Company, ensuring in particular their compliance with the law, the Articles of Association, regulations and instructions given;
g) evaluate the persons in top management;
h) prepare the management report in accordance with provisions of the law;

i) prepare General Meetings and carry out its resolutions;
j) notify the court in case of over-indebtedness.

The Chairman's role is to supervise Nestlé S.A.'s governance structure and to look after the shareholders' relations and interests in particular.

The Board consists of non-executive members who delegate the management of Nestlé S.A. to the Chief Executive Officer who is also a Board member. It also delegates special duties/responsibilities to specific committees.

Members of the Board and management disclose any personal interest in any transaction of significance for the business of Nestlé S.A.

The Board has the following sub-committees:
- the Committee of the Board, which consists of the Chairman, the Vice Chairman/Vice Chairmen, the CEO and other member(s) of the Board. It has a wide delegation of responsibilities from the Board and also functions as a Nomination Committee;
- the Audit Committee, which consists of non-executive Board members only;
- the Remuneration Committee, which consists of the Chairman, Vice Chairman/Vice Chairmen or, in the case of only one Vice Chairman, together with a member of the Committee of the Board.

IV. Disclosure and transparency
Nestlé S.A. aims to ensure that shareholders have access to relevant, up-to-date and consistent information in a timely and consistent fashion. This information should allow shareholders as well as prospective investors to make informed judgements about the Nestlé S.A. shares.

Nestlé S.A. pursues a policy of disclosure and transparency. This policy may be modified only when it is necessary to protect the Company's competitive, commercial or legal position.

Nestlé S.A. complies with all legal and regulatory requirements applicable where its shares are listed. Nestlé S.A. will monitor all changes and take part whenever possible in discussions preceding such changes in legislation and listing regulations.

Nestlé S.A. fulfils its obligation to make information that is relevant to the market publicly available in simultaneous fashion; independent auditors elected by the shareholders conduct the annual audit in order to provide an external and objective assurance on the way in which financial statements have been prepared and presented.

The Management Report contains forward looking statements which reflect Management's current views and estimates. The forward looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements. Potential risks and uncertainties include such factors as general economic conditions, foreign exchange fluctuations, competitive product and pricing pressures and regulatory developments.

In case of doubt or differences of interpretation, the English version shall prevail over the French and German text.

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